As filed with the Securities and Exchange Commission on January 25, 2024
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
APRINOIA Therapeutics Inc.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Cayman Islands	2834	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
245 Main Street, 2nd Floor
Cambridge, MA 02142
Telephone: 617-225-4415
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
245 Main Street, 2nd Floor
Cambridge, MA 02142
Telephone: 617-225-4415
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Will H. Cai, Esq. Timothy Pitrelli, Esq. Cooley LLP c/o 35th Floor Two Exchange Square 8 Connaught Place Central, Hong Kong +852 3758-1200	Reid S. Hooper, Esq. Cooley LLP 1299 Pennsylvania Avenue NW, Suite 700 Washington, DC 20004 (202) 842 7899	Michael J. Blankenship Winston & Strawn LLP 800 Capitol Street, Suite 2400 Houston, Texas 77002 (713) 651 2600
Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification (“ASC”) after April 5, 2012.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS (Subject to Completion)
Issued     , 2024
Ordinary Shares

APRINOIA Therapeutics Inc.
This is an initial public offering of the ordinary shares of APRINOIA Therapeutics Inc. We are offering ordinary     shares, par value $0.10 per share.
Prior to this offering, there has been no public market for our ordinary shares. We anticipate the initial public offering price per share will be between $    and $   .
We intend to apply for the listing of the ordinary shares on the Nasdaq Capital Market (“Nasdaq”), under the symbol “APRI.” There is no assurance that such application will be approved, and if our application is not approved, this offering will not be completed.
We are an “emerging growth company” and a “foreign private issuer” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company” and “Prospectus Summary—Implications of Being a Foreign Private Issuer” for additional information.

Investing in our ordinary shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 16 of this prospectus for a discussion of information that should be considered in connection with an investment in our ordinary shares.
Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ordinary share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to APRINOIA Therapeutics Inc.	$	$
(1)	See “Underwriting” for additional disclosure regarding compensation payable by us to the underwriters.
We have granted the underwriters the right to purchase up to an additional     ordinary shares at the initial public offering price, less underwriting discounts and commissions.
The underwriters expect to deliver the ordinary shares to purchasers on or about      , 2024 through the book-entry facilities of The Depository Trust Company.
US Tiger Securities, Inc.
    , 2024

No dealer, salesperson or other person is authorized to give any information or to represent as to anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell, and we are seeking offers to buy, only the ordinary shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or any sale of the ordinary shares.
Neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where other action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus or any filed free writing prospectus outside of the United States.
Until    , 2024 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade the ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
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PROSPECTUS SUMMARY
The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. This summary does not contain all of the information that may be important to you in making your investment decision. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ordinary shares discussed under “Risk Factors,” before deciding whether to invest in our ordinary shares.
Overview
We are a clinical-stage biotechnology company committed to protecting patients’ brain health and changing clinical outcomes for a broad range of neurodegenerative diseases by developing novel, highly sensitive and selective diagnostic tools and novel therapeutics.
Our name, APRINOIA, merges “apricum,” the Latin word for sunlight, and “noia,” the Greek suffix for the mind, reflecting our mission to shed light on ways to better diagnose and treat dreaded neurodegenerative diseases with a vision to offer a brighter future for patients with novel diagnostic tools and targeted therapeutics worldwide.
Neurodegenerative diseases are relentless and largely fatal, resulting from progressive loss of nerve cells in the brain and, depending on the specific disorders, can affect a broad range of cognitive, behavioral, and motor functions, such as memory, thinking, speaking, walking, and breathing. Although our understanding of the underlying pathophysiology has grown over the past decade due to advances in neuroscience, a significant unmet need remains for both accurate, safe and personalized diagnostics and effective and safe treatments.
In harnessing the power of precision neuroscience, we are developing several different diagnostic and therapeutic platforms to detect and target both common and neurodegenerative disorders marked by abnormal protein aggregates of tau and alpha-synuclein (“α-Syn”) that are toxic to brain cells.
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Tau & Tauopathies. Tau is an important protein in the brain that exists in different forms and plays a critical role in brain function. Tauopathies are neurodegenerative diseases characterized by accumulation of aggregated tau protein in distinct brain regions, such as Progressive Supranuclear Palsy (“PSP”), Alzheimer’s disease (“AD”) and Pick’s disease (“PiD”). Cumulative increases of these abnormal aggregates correlate with disease progression, and depending on the disorder can result in loss of memory, balance, walking and control of eye movements with the eventual loss of independent neurologic function.

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α-Syn & synucleinopathies. α-Syn is an important and highly abundant protein in the brain that regulates the release of neurochemicals between brain cells. Synucleinopathies are neurodegenerative diseases characterized by aggregation of abnormal α-Syn proteins. In synucleinopathies such as Parkinson’s disease (“PD”), Lewy Body Dementia (“LBD”) and Multiple System Atrophy (“MSA”), abnormal α-Syn aggregates accumulate in specific brain regions, and depending on the disorder can result in progressive loss of neurologic function, leading to problems with motor control, walking, balance, behavior and memory.

Tauopathies and synucleinopathies affect approximately 50 million and 10 million people worldwide, respectively, and collectively account for most cases of dementia and movement disorders, resulting in devastating emotional and socio-economic consequences, including prolonged hospitalizations, nursing home placement and death. See “––Business––Overview of Unmet Medical Needs and Market Opportunities in Neurodegenerative Diseases” for more information.
As detailed below, we are developing three platforms to diagnose and treat these disorders, namely: (1) positron emission tomography (“PET”) diagnostic tracers for tau and α-Syn aggregates, with 18F-APN-1607 (INN: florzolotau) (“APN-1607”) being a 3 carboxy-terminal (“3R”)/4 carboxy-terminal domains (“4R”) tau PET tracer for the diagnosis of PSP and related disorders, as well as AD; (2) an antibody platform, with APNmAb005 being a novel monoclonal antibody designed to offer greater selectivity for pathologic forms of tau that contribute to the pathogenesis of AD and primary tauopathies; and (3) a protein degrader platform based on the proteolysis targeting chimeras (“PROTAC”) that targets pathological α-Syn and tau proteins, which we believe potentially represents one of the more innovative therapeutic approaches for the treatment of neurodegenerative diseases, an area previously thought to be undruggable by traditional small molecules.
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PET diagnostic tracer APN-1607. We are developing APN-1607 as a PET imaging tracer for the detection of 3R and 4R tau aggregates, which contribute to the pathogenesis of various tauopathies, including PSP, a rare neurodegenerative disease. There is no FDA-approved diagnostic marker for PSP. Based on Title 21 of the Code of Federal Regulations, Part 315, Diagnostics Radiopharmaceuticals, we seek two indication claims for APN-1607: (1) as a pathological or disease marker of 4R tau in PSP and (2) as clinically useful marker for the diagnostic management in patients who present with parkinsonian syndromes in whom the diagnosis of PSP is uncertain or requires confirmation. We have received an Orphan Drug Designation (“ODD”) from the U.S. Food and Drug Administration (the “FDA”) in 2017 for APN-1607 as a diagnostic agent for PSP. Under the U.S. Orphan Drug Act, the FDA may grant ODDs to drugs or biologics intended to treat a “rare disease or condition” (defined as affecting fewer than 200,000 individuals in the United States). If a product with an ODD receives an initial FDA marketing approval, the product is entitled to orphan exclusivity, which means the FDA may not approve any other applications to market the same drug for the same indication for a period of seven years following marketing approval, except in certain very limited circumstances, such as if the later product shows clinical superiority to the orphan product or where the manufacturer of the earlier product is unable to assure sufficient product quantity. However, we may not be the first to obtain marketing approval for the orphan indication due to the competition from the market. Further, ODD neither curtails the development period or regulatory review time needed before the commercialization of a product candidate nor presents the product candidate any advantage in the regulatory review or approval process.
We are developing APN-1607 in PSP and AD globally, independently or in collaboration with our partner: We obtained a Study May Proceed letter from the FDA on December 8, 2023 allowing us to conduct a Phase 3 clinical trial to evaluate the efficacy and safety of APN-1607 as a diagnostic marker for PSP. We also have a Phase 2 clinical trial for APN-1607 in AD in the United States, Japan and Taiwan, which is active and not recruiting for the time being due to a reprioritization of resources, with the last patient enrolled on July 11, 2022. Additionally, in collaboration with Yantai Yitai Pharmaceutical Technology Co., Ltd. (“Yitai”), we launched a Phase 3 clinical trial, also for AD, in mainland China, which met its target enrollment of 230 subjects, with the last subject enrolled on December 21, 2023. Contingent on the results of this trial, Yitai plans to submit an NDA to China’s National Medical Products Administration (“NMPA”) for the marketing approval of APN-1607 for the diagnosis of AD in mainland China. See below for further details regarding these clinical programs.
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Antibody platform and APNmAb005. APNmAb005 is a humanized anti-tau antibody we are developing for the treatment of AD, non-AD primary tauopathies including rare neurodegenerative disorders, such as PSP, cortico-basal degeneration (“CBD”) and behavioral variant Frontal Temporal Dementia (“FTD”) or its subcategory, Pick’s Disease (“PiD”). Unlike most other anti-tau antibodies currently in clinical development that bind to all forms of tau or phospho-tau (i.e., sites on tau protein that undergo phoshoprylation in disease state), APNmAb005 is designed to target a specific conformation epitope in tau oligomers/aggregates formed at axons/dendrites at early stages of disease that may contribute to disease progression. Based on existing clinical studies, we believe that blocking the pathological tau transmission has the potential to offer an effective treatment to slow down the disease progression for AD patients. While the recent approval of two anti-amyloid antibody treatments – aducanumab (Aduhelm®) and lecanemab (Leqembi®) – represents a significant advance in the field, their widespread use will be likely limited due to safety concerns arising from anti-amyloid imaging related abnormalities (“ARIA”). Furthermore, despite the dramatic reductions in amyloid pathology, suggested by recent studies, their efficacy in slowing cognitive decline in such studies was modest. These findings are consistent with the long-standing notion that although the accumulation of amyloid plays a critical role in the pathogenesis of AD, clearing amyloid alone is insufficient to completely block or prevent disease progression and argues for the discovery of other disease modifying targets such pathological forms of tau, which correlate with disease progression and cognitive decline. An IND for APNmAb005 was filed on February 24, 2022, and the FDA granted a Study May Proceed letter on April 20, 2022, for the Phase 1 trial to evaluate the safety of APNmAb005 in healthy volunteers. The first cohort of 8 subjects was dosed and the safety review was completed on August 18, 2023. There were no clinically significant safety findings. The study is currently active and not recruiting for the time being due to a reprioritization of resources. Dosing of the remaining cohorts is anticipated to resume in the fourth quarter of 2024.

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Protein degrader platform and PROTAC degraders. Our proprietary PROTAC degrader programs for α-Syn and tau are our most innovative and cutting-edge platforms and have the potential to herald an entirely new class of drugs for the treatment of neurodegenerative disorders such as AD and PD. Our tau and α-Syn degrader programs are currently in the preclinical stages. Empowered by our knowledge of aggregated protein binder chemistry from our PET tracer programs we have generated a proprietary degrader library of 800+ compounds in α-Syn and tau degrader space. Potent α-Syn degraders are identified from a cellular model of human dopaminergic neurons and the active degraders have been validated in animal models for selectivity, mechanism of action, physicochemical and metabolic properties. Our data, as included elsewhere in the prospectus, demonstrate that it is feasible for this class of molecules to achieve reasonable brain penetration. Importantly, in preliminary studies we have observed significant reduction of pathological α-Syn in transgenic mice. Our tau degrader program is supported by Alzheimer’s Drug Discovery Foundation (“ADDF”) following their rigorous scientific review process. The active compounds identified from our degrader library are highly selective for aggregated pathological tau while sparing the normal monomer tau. Similar to that with α-Syn degraders, we have conducted extensive work to validate the degrader mechanism and characterize metabolic and pharmacokinetic features. Both degrader programs are currently at lead optimization stages aiming for improved physicochemical properties, brain exposure and eventually robust in vivo efficacy by oral dosing. Our goal is to advance at least one degrader compound to IND-enabling GLP toxicology studies in 2025.
See “Business — Our Next-Generation Diagnostic Pipeline ” and “Business — Our Differentiated Therapeutic Platforms and Pipeline — Our Therapeutic Platforms” below for further details regarding our platforms. An inherent risk in all clinical trials, is that these trials may fail for different reasons if the results do not meet the primary endpoint. For a detailed discussion of the risks associated with clinical trials, see “Risk Factors — If the clinical trials of any of our product candidates fail to demonstrate safety and efficacy to the satisfaction of the FDA or other regulatory authorities, or do not otherwise produce favorable results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.”
Our Pipeline
Leveraging our three platforms, we are developing a pipeline as shown below:

Notes:

(1)	Phase 2 clinical trial of APN-1607 tau tracer for AD in the United States, Japan and Taiwan, is active non-recruiting.
(2)
Our tau PET tracer APN-1607 improved upon a previously developed first generation compound from National Institute for Quantum Science and Technology (“QST”) in Japan. We obtained an exclusive worldwide license from QST for its patent for APN-1607 in 2016. We have an exclusive license for worldwide rights to develop and commercialize APN-1607, except for mainland China, where we granted an exclusive sublicense for its development, manufacture, marketing and distribution to Yantai Yitai Pharmaceutical Technology Co., Ltd.

Diagnostics Pipeline
We are developing PET imaging agents for the diagnosis and tracking of neurodegenerative disorders such as AD, PSP and related tauopathies and synucleinopathies. Our diagnostic pipeline includes PET tracers that target abnormal tau and α-Syn protein aggregates and enable (i) the visualization of their distribution in brain regions and (ii) their quantification.
Currently, early diagnostic markers for most neurodegenerative diseases do not exist. This is particularly true for patients who may have PSP or one of its variants, where in most cases clinicians cannot differentiate among these disorders or make specific diagnoses without pathological confirmation (i.e., autopsy). Our diagnostic product candidates, if approved, may provide clinicians with powerful and quantifiable tools to make more accurate clinical diagnoses earlier in the course of a neurodegenerative disease, potentially enable differentiation among different neurodegenerative disorders that clinically can resemble each other, such as PSP and PD, and importantly, enable clinicians to intervene with novel therapies that may be more likely effective at earlier stages of the disorder. These tracers may also improve the probability of success of clinical trials, by enabling the recruitment of patients at earlier stages of disease, who are more likely respond to treatment as was recently shown in the Phase 3 clinical trials for lecanemab and donanemab.
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Our lead diagnostic product candidate (APN-1607). APN-1607 is our 3R/4R tau PET tracer and most clinically advanced diagnostic product candidate. APN-1607 is designed as a new generation tau PET tracer to achieve a higher specificity for the pathological tau aggregates. We believe that APN-1607, if approved, has the potential to be a powerful enabling tool for the diagnosis of various tauopathies, as it has shown low non-specific binding to other brain proteins, and the ability to detect different forms of tau in clinical studies. APN-1607 may therefore potentially be used in more precise diagnosis and stage classification of various tauopathies, including PSP, AD and PiD.

APN-1607 is being studied in PSP, for which we hold an ODD. In July 2023, the FDA agreed that we could conduct a single Phase 3 clinical trial of APN-1607 as a basis for approval without a pathology study, normally required for these types of programs. In lieu of a second trial, we will provide confirmatory evidence to support the diagnostic accuracy of the APN-1607 using other data sources such as the existing clinical imaging data obtained from our investigator-initiated studies in PSP patients.
On November 9, 2023, we filed an IND with the FDA to launch a single Phase 3 global clinical trial for APN-1607 in subjects suspected to have PSP. On December 8, 2023, the FDA issued a Study May Proceed letter, allowing us to conduct a Phase 3 trial to evaluate the efficacy and safety of APN-1607 as a diagnostic marker for PSP. We plan to implement this trial in the United States, Europe, the United Kingdom, Japan and Taiwan and submit results from this trial as a basis for regulatory approval in the United States, and subsequently seek marketing authorization in Europe and Asia. We have also initiated a Phase 2 clinical trial of APN-1607 in AD in the United States, Japan and Taiwan, which is active and not recruiting for the time being due to a reprioritization of resources, with the last patient enrolled on July 11, 2022.
APN-1607 is also being studied in a Phase 3 clinical trial in AD in mainland China through our collaboration with Yitai, a wholly-owned subsidiary of Yantai Dongcheng Biochemicals Co., Ltd (together with its subsidiaries, “Dongcheng Pharma”). The trial has met its target enrollment of 230 patients, with the last patient dosed on December 21, 2023. Contingent on the results of this trial, Yitai plans to submit an NDA to the NMPA for the marketing approval of APN-1607 for the diagnosis of AD in mainland China.
We also plan to combine (i) the results from APN-1607’s Phase 2 clinical trial in AD in the United States, Japan and Taiwan, (ii) the results from APN-1607’s Phase 3 clinical trial in AD in mainland China together with (iii) imaging data of APN-1607 collected from investigator-initiated studies in over 3,300 patients to seek concurrence from the FDA for a single pivotal trial of APN-1607 as a diagnostic marker for AD in the United States and potentially other markets.
See “Business — Our Next-Generation Diagnostic Pipeline” below for more details about APN-1607 and our other preclinical stage tracers.
Therapeutics Pipeline
Our lead clinical therapeutic product candidates arise through our screening platforms with the aim to precisely recognize and neutralize the pathological tau and α-Syn aggregates that contribute to the pathogenesis underlying several neurodegenerative disorders. Our monoclonal antibodies to pathological forms of tau aim to reduce the damaging effects and “spreading” of such tau forms outside the affected neuron cells to slow or even prevent disease progression. Meanwhile, our degrader pipeline aims to tackle the diseases from inside neurons by removing distinct protein aggregates inside cells by delivering these toxic proteins to the cell’s machinery for degradation.
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Our lead therapeutic product candidate (APNmAb005). APNmAb005 is a humanized anti-tau antibody and our most clinically advanced therapeutic product candidate. APNmAb005 is designed to preferentially bind pathological tau aggregates, not normal tau, that accumulate at the neuronal synapses with disease. In addition, based on preclinical studies we conducted, APNmAb005 recognizes a three-dimensional conformation-dependent epitope that is only present in tau abnormal aggregates but not in normal tau protein, thus suggesting this product candidate may achieve a high level of selectivity for pathological forms of tau.
An IND for APNmAb005 was filed on February 24, 2022, and the FDA granted a Study May Proceed letter on April 20, 2022, for the Phase 1 trial to evaluate the safety of APNmAb005 in healthy volunteers. The first cohort of 8 subjects was dosed and the safety review was completed on August 18, 2023. There were no clinically significant safety findings. The study is currently active and not recruiting for the time being due to a reprioritization of resources. Dosing of the remaining cohorts is anticipated to resume in the fourth quarter of 2024.
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Our lead therapeutic product candidate (Degrader). PROTACs offer a highly novel platform for the targeted degradation of toxic proteins that are causative in a number of neurodegenerative disorders as described above. These are bifunctional molecules that combine an active site selective for binding to the target of interest (tau or α-Syn) and a ligand (a binding site) for E3 ubiquitin ligase to drive the selective degradation of these proteins inside the cell’s proteasome. First-generation degraders are now entering clinical trials for cancer treatment, but currently there are no degraders in clinical development for neurodegenerative diseases. PROTAC is a potentially ground-breaking approach for the treatment of proteinopathies in neurodegenerative diseases that have been considered undruggable targets for traditional small molecules. Most of the PROTAC drugs currently in development are based on published E3 ligand structures, which leaves the warhead that targets the protein of interest as the key component that drives target specificity. It is noteworthy that the popular PROTAC targets in cancer are well characterized by soluble proteins such as CDK2, BTK4 and ER and in some cases allow for structure guided drug design. By contrast, the pathological proteins implicated in neurodegenerative diseases are more complex for warhead discovery as well as degrader screening. In this regard, we believe our PROTAC program is highly competitive in this field due to innovation in our PET ligand chemistry and expertise in disease biology which have enabled us to generate a diverse library to screen tau and α-Syn degraders and characterize them in cellular assays and animal models that recapitulate pathological α-Syn or tau formation.

Our tau and α-Syn degrader programs are currently in the preclinical stage. Built upon our PET tracer programs we have generated a degrader sub-library by combining our collection of pathological tau and α-Syn binders with various linkers and E3 ligands. We have since identified candidate degraders that were shown to selectively drive the degradation of pathological α-Syn and tau in cellular models. We are in the process of further charactering these candidate degraders in preclinical studies and hope to eventually advance them into clinical development.
See “Business — Our Differentiated Therapeutic Platforms and Pipeline — Our Therapeutic Product Candidates” below for more details about APNmAb005, tau degraders and α-Syn degraders.
Our Strategy
We aim to combine novel diagnostic tools and targeted therapies to better diagnose and treat debilitating and deadly neurodegenerative diseases. Our strategy encompasses the following clinical and commercialization elements:
•	Develop novel solutions to overcome the challenges in diagnosing and treating neurodegenerative diseases.
•	Continue to execute our versatile R&D and commercialization strategy to maximize asset value.
•	Create product-by-product and region-by-region commercialization strategies in anticipation of our future product launches.
Our Management Team
We have brought together a world-class management team with extensive experience to bring drugs forward.
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Our founder and chairman of the board, Dr. Ming-Kuei Jang, Ph.D., has over 20 years of experience in neurodegenerative diseases. He also serves as the Chief Scientific Officer of APRINOIA USA and President of our Asia operations. Prior to founding our company, Dr. Jang held an associate director role at GlaxoSmithKline in Shanghai, served as senior research biologist of Merck & Co in Boston, Massachusetts, and led Neurodegeneration Consortium at MD Anderson Cancer Center in Houston, Texas.

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Our Chief Executive Officer, Dr. Mark S. Shearman, Ph.D., has extensive experience in pharmaceutical research, drug development and strategic partnerships. Prior to joining us, Dr. Shearman served as the Chief Scientific Officer at Editas Medicine, Chief Scientific Officer at Applied Genetic Technologies Corporation, a Senior Vice President of research and early development at Merck KGAa. He also served at Merck & Co., with his last position as an executive director, and Merck, Sharp & Dohme, with his last position as a senior director of department of cellular & molecular neuroscience responsible for the research and development of AD.

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Our Chief Medical Officer, Dr. Bradford A. Navia, M.D., Ph.D., has over 17 years of experience in clinical development (including Phase 1 through Phase 3), neuroimaging and biomarkers in psychiatry and neurology, including several INDs, sNDAs and an NDA. Prior to joining us, Dr. Navia was an Associate Professor of Neurology and Psychiatry at Tufts Medical School, and the recipient of numerous awards and funding from National Institute of Health; executive director of Sunovion Pharmaceuticals, where he was the global project lead for the development of KYNMOBI; senior director, strategic and clinical lead in the neuroscience division at AbbVie Inc.; senior director and head of neuroimaging at Eisai Co., Ltd. and director in the neuroscience clinical development division at Johnson & Johnson.

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Our Chief Financial Officer, Brian Achenbach, M.B.A., has over 30 years of experience in finance and accounting primarily in the biotech, pharmaceutical and medical device industries. Prior to joining us, Mr. Achenbach served as Chief Financial Officer at On Demand Pharmaceuticals, Senior Vice President of Finance & Corporate Controller at Mustang Bio (Nasdaq: MBIO), and has held leadership positions in finance and accounting in multiple life sciences companies.

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Our General Counsel, Lana Gladstein, J.D., has over 23 years of experience in legal and pharmaceutical industry. Prior to joining us, Ms. Gladstein served as Chief Legal Officer and General Counsel of Arranta Bio (acquired by Recipharm), Chief Legal Officer of Recipharm (Americas) post acquisition of Arranta Bio, Executive VP and General Counsel at Brammer Bio (acquired by Thermo Fisher Scientific), and General Counsel of Viral Vector Services of Thermo Fisher Scientific post acquisition of Brammer Bio. Prior to that, Ms. Gladstein spent over 16 years in private practice, including as partner at Nutter McClennen & Fish LLP and Pepper Hamilton LLP, where she focused her practices in intellectual property litigation and strategies.

Summary of Risk Factors
Our business is subject to numerous risks and uncertainties that you should be aware of before making a decision to invest in our ordinary shares. These risks are more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:
Risks Related to Our Limited Operating History, Financial Position and Need for Additional Capital
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We are a clinical-stage biotechnology company with a limited operating history and face significant challenges and expenses as we build our capabilities and develop our pipeline of diagnostic and therapeutic product candidates.

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We have incurred net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We have never generated any revenue from product sales and may never be profitable.

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We recorded net cash outflow from operating activities since our inception. We may need to acquire funding from time to time to complete the development and commercialization of our pipeline candidates, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate certain of our product development programs or other operations.

•	Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”
•	Raising additional capital may cause dilution to the interests of our shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Risks Related to the Development of Our Product Candidates
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We depend heavily on the success of our lead diagnostic product candidate APN-1607, and, to a lesser extent, our anti-tau antibody product candidate, APNmAb005, and our degrader programs, all of which are currently or expected to be in clinical development. If our clinical trials are unsuccessful, we or our collaboration partner, Yantai Yitai Pharmaceutical Technology Co., Ltd. (“Yitai”), a wholly-owned subsidiary of Dongcheng Pharma, do not obtain regulatory approval in the targeted jurisdictions, or we or Yitai are unable to commercialize APN-1607, APNmAb005 or degraders, or experience significant delays in doing so, our business, our financial condition and results of operations will be materially adversely affected.

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We operate in highly competitive and rapidly changing industries. Our competitors are evaluating diagnostic product candidates in the same indication as our lead diagnostic product candidate, APN-1607, such as AD and PSP, and could enter the market with competing products of our product candidates, which may result in a material decline in sales of affected product candidates.

•	A fast track, breakthrough therapy or other designation by the FDA may not actually lead to a faster development or regulatory review or approval process.
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Even if we successfully obtain regulatory approvals for our product candidates, they may not gain market acceptance, in which case we may not be able to generate product revenues, which will materially adversely affect our business, financial condition and results of operations.

Risks Related to Our Operations
•	As a company with operations outside of the United States, our business is subject to economic, political, regulatory and other risks associated with international operations.
•	Our future growth and ability to compete depend on retaining our key personnel and recruiting additional qualified personnel.
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We are a fast-growing emerging company and expect to expand our development and regulatory capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

Risks Related to Our Relationships with Third Parties
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If we fail to maintain our relationships with our current or future business and licensing partners, our business, commercialization prospects and financial condition may be materially adversely affected.

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We may seek to form additional strategic alliances in the future with respect to our product candidates, and if we do not realize the benefits of such alliances, our business, financial condition, commercialization prospects and results of operations may be materially adversely affected.

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We rely on third parties to conduct our nonclinical studies and clinical trials and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

Risks Related to Regulatory Approval of Our Product Candidates and Other Legal Compliance Matters
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All material aspects of the research, development, manufacturing and commercialization of pharmaceutical products are heavily regulated, and we may face difficulties in complying with or be unable to comply with such regulations, which could have a material adverse effect on our business.

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The approval processes of regulatory authorities in the United States are lengthy, time-consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

•
Even if we complete the necessary preclinical studies and clinical trials, the regulatory approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the commercialization of some or all of our product candidates. As a result, we cannot predict when or if, and in which territories, we will obtain marketing approval to commercialize product candidates.

•
Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Risks Related to the Commercialization of Our Product Candidates
•
If we are unable to establish sales, marketing and distribution capabilities for our product candidates, or enter into sales, marketing and distribution agreements with third parties, we may not be successful in commercializing our product candidates, if and when they are approved.

•
The successful commercialization of our product candidates will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage and reimbursement levels and pricing policies.

•
We have never commercialized a product candidate before, which may make it difficult to evaluate the prospects for our future viability, and may lack the necessary expertise, personnel and resources to successfully commercialize our product candidates on our own or together with suitable partners.

Risks Related to Our Intellectual Property
•	We may not have sufficient patent terms to effectively protect our future approved product candidates and business.
•
If we or our collaboration partner are unable to obtain, maintain, defend and enforce patent and other intellectual property rights for our technologies and product candidates, or if the scope of the patent and other intellectual property rights obtained is not sufficiently broad, our competitors and other third parties could develop and commercialize technology and biologics similar or identical to ours, and our ability to successfully commercialize our technology and product candidates may be impaired.

•
We or our collaboration partner may become subject to intellectual property-related litigation or other proceedings to protect or enforce our patents or the patents of our licensors or collaborators, any of which could be expensive, time-consuming, and unsuccessful, and may ultimately result in our loss of ownership of intellectual property.

General Risk Factors
•	Business interruptions could seriously harm our future revenue and financial condition, increase our costs and expenses and delay us in the process of developing our product candidates.
•
We may be subject to claims by third parties asserting that we or our employees, consultants or independent contractors have misappropriated, wrongfully used or disclosed their confidential information or trade secrets or other intellectual property or claiming ownership of what we regard as our own intellectual property.

Corporate History and Information
We commenced our operations under APRINOIA Therapeutics, Inc., which was incorporated under the laws of Taiwan in May 2015 (“APRINOIA Taiwan”). In June 2016, our company, APRINOIA Therapeutics, Inc. was incorporated in the Cayman Islands as the holding company for APRINOIA Taiwan, which was subsequently dissolved in May 2022. In June 2017, we incorporated APRINOIA Therapeutics Limited (“APRINOIA HK”) as our wholly-owned subsidiary in Hong Kong. Subsequently in July 2017, APRINOIA HK incorporated a direct wholly-owned subsidiary, Suzhou APRINOIA Therapeutics Co, Ltd., in Suzhou. In September 2017 and April 2021, respectively, we incorporated APRINOIA Therapeutics as our wholly-owned subsidiary in Japan, and APRINOIA Therapeutics, LLC as our wholly-owned subsidiary in the United States. In December 2023, we incorporated APRINOIA Therapeutics Limited as our wholly-owned subsidiary in Ireland. Our principal executive offices are located at 245 Main Street, 2nd Floor, Cambridge, MA 02142. Our telephone number at this address is 617-225-4415. Our registered office is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Island. Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above.
Our main website is www.aprinoia.com. The information contained on this website is not a part of this prospectus.

This prospectus includes certain trademarks, service marks and trade names, such as “APRINOIA,” which are registered under applicable intellectual property laws and are APRINOIA’s property or for which APRINOIA has pending applications or common law rights. Solely for convenience, trademarks, service marks and trade names referred to in this prospectus are listed without any ®, ™ or other symbols, but APRINOIA intends to assert, to the fullest extent under applicable law, its right or the rights of the applicable licensors to these trademarks, service marks and trade names. The use or display of other companies’ trademarks, service marks or trade names should not be interpreted to imply a relationship with, or endorsement or sponsorship of APRINOIA by, any other companies.
Implications of Being an Emerging Growth Company
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”) enacted in April 2012, and we may remain an emerging growth company for up to five years following the completion of this offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold shares.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period and, therefore, we are not subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies; however, we may adopt certain new or revised accounting standards early. We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have $1.235 billion or more in annual revenue; (ii) the date on which we first qualify as a large accelerated filer under the rules of the SEC; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering.
We are also a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our ordinary shares held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our ordinary shares held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.
Implications of Being a Foreign Private Issuer
Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•
the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•
the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Additionally, Nasdaq market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. We may elect to follow home country practice in lieu of one or more of the following requirements:
•	the requirement that a majority of the board of directors must be comprised of independent directors as defined in Nasdaq Rule 5605(a)(2);
•	the requirement that each member of the compensation committee must be an independent director as set forth in Nasdaq Rule 5605(d)(2)(A);
•
the requirement that director nomination should be made by a vote in which only independent directors participate or by a nominations committee comprised solely of independent directors as set forth in Nasdaq Rule 5605(e)(1);

•	the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans;
•	the requirement that the board of directors shall have regularly scheduled meetings at which only independent directors are present as set forth in Nasdaq Rule 5605(b)(2); and
•	the requirement that an annual shareholders meeting must be held no later than one year after the end of the fiscal year-end as set forth in Nasdaq Rule 5620(a).
Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.
Conventions that Apply to this Prospectus
Unless otherwise indicated or the context otherwise requires, in this prospectus:
“Cayman Islands Companies Act” or “Companies Act” means the Companies Act (As Revised) of the Cayman Islands.
“option” means an option to purchase Ordinary Shares granted under an incentive plan.
“ordinary shares” means ordinary shares of our company, par value $0.10 per share.
“our incentive plans” means, collectively, (i) the equity incentive plan we adopted in 2018, (ii) the equity incentive plan #2 we adopted in 2019, (iii) the equity incentive plan #3 we adopted in 2022, and (iv) the equity incentive plan #4 we adopted in 2023, and each individually, an “incentive plan.”
“preferred shares” means, collectively, Series B Shares, Pre-Series C Shares and Series C Shares.
“Pre-Series C Shares” means Pre-Series C preferred shares of our company, of a nominal or par value of $0.10 each.
“Series B Shares” means Series B preferred shares of our company, of a nominal or par value of $0.10 each.
“Series C Shares” means Series C preferred shares of our company, of a nominal or par value of $0.10 each.
“shares” means, collectively, ordinary shares and preferred shares.
“U.S.” means the United States.
“we,” “us,” “our company” and “our” means to APRINOIA Therapeutics Inc. and its subsidiaries.
“$,” “U.S. dollars,” “$,” or “dollars” means the legal currency of the United States.
Conventions that Apply to this Prospectus
Unless otherwise indicated or the context otherwise requires, in this prospectus:
“3R” means 3 carboxy-terminal domains.
“4R” means 4 carboxy-terminal domains.
“AD” means Alzheimer’s disease.
“APN-1607” means 18F-APN-1607 (INN: florzolotau).

“ARIA” means antiamyloid imaging related abnormalities.
“a-Syn” means alpha-synuclein.
“CBD” means cortico-basal degeneration.
“CMO” means contract manufacturing organization.
“CNS” means central nervous system.
“cryoEM” means cryogenic electron microscopy.
“CTE” means Chronic Traumatic Encephalopathy.
“FTD” means Frontal Temporal Dementia.
“IND” means Investigational New Drug.
“LBD” means Lewy Body Dementia.
“MSA” means Multiple System Atrophy.
“NDA” means New Drug Application.
“ODD” means Orphan Drug Designation.
“PD” means Parkinson’s disease.
“PET” means positron emission tomography.
“PiD” means Pick’s disease.
“PROTAC” means proteolysis targeting chimeras.
“PSP” means Progressive Supranuclear Palsy.
“PSPRS” means Progressive Supranuclear Palsy Rating Scale.
“SUVr” means Standardized Uptake Value Ratio.
“UPS” means ubiquitin-proteasome system.

THE OFFERING
Offering price
We expect that the initial public offering price will be between $  and $  per ordinary shares.
Ordinary shares offered by us
  ordinary shares (or   ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full).
Over-allotment option
We have granted to the underwriters an option, exercisable within 45 days from the date of this prospectus, to purchase up to an aggregate of   additional ordinary shares.
Ordinary shares issued and outstanding immediately after this offering
  ordinary shares (or   ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full).
Use of proceeds
We expect that we will receive net proceeds of approximately $  million from the sale of ordinary shares in this offering, assuming an initial public offering price of $  per ordinary shares, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to advance the clinical development of APN-1607 and APNmAb005, research and development of our degrader therapeutic candidates, other research and development activities as well as for working capital and other general corporate purposes. See “Use of Proceeds” for additional information.
Lock-up
We and certain of our shareholders have agreed with the underwriters not to sell, transfer or dispose of any ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. See “Shares Eligible for Future Sale” and “Underwriting.”
Risk factors
See “Risk Factors” and other information included in this prospectus for a discussion of the risks relating to investing in our ordinary shares. You should carefully consider these risks before deciding to invest in our ordinary shares.
Listing
We intend to apply to have the ordinary shares listed on the Nasdaq. The ordinary shares and shares will not be listed on any other stock exchange or traded on any automated quotation system.
Nasdaq trading symbol
APRI
Payment and settlement
The underwriters expect to deliver the ordinary shares against payment therefor through the facilities of the Depositary Trust Company on   , 2023.

The number of ordinary shares that will be issued and outstanding immediately after this offering:
•
is based on the   ordinary shares issued and outstanding as of the date of this prospectus, which consists of   ordinary shares issued and outstanding as of   , 2023, and the conversion of all of our issued and outstanding preferred shares into   ordinary shares immediately prior to the closing of this offering;

•	excludes ordinary shares issuable upon the exercise of options outstanding as of , 2023, with a weighted average exercise price of $ per ordinary share; and
•	excludes ordinary shares available for future issuance under our equity incentive plans.
Except as otherwise indicated, all information in this prospectus reflects and assumes:
•	no exercise of the outstanding options described above;
•	no exercise of the underwriters’ option to purchase additional ordinary shares; and
•	the effectiveness of our amended and restated memorandum and articles of association, which will occur immediately prior to the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following summary consolidated statements of operations data for the years ended December 31, 2022 and 2021, summary consolidated balance sheets data as of December 31, 2022 and 2021, and summary consolidated statements of cash flows data for the years ended December 31, 2022 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of operations data for the six months ended June 30, 2023 and 2022, summary consolidated balance sheet data as of June 30, 2023, and summary consolidated statements of cash flows data for the six months ended June 30, 2023 and 2022 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Our historical results are not necessarily indicative of results expected for future periods. You should read this section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
The following table sets forth a summary of our consolidated statements of operations for the periods/years indicated.
	For the six months ended June 30,				Year Ended December 31,
	2023	2022	Change	%	2022	2021	Change	%
	($ in thousands, except percentages)
Selected consolidated statements of operations:
Revenue	$496	$295	$201	68	$394	$550	$(156)	(28)
Revenue – related party	8,538	—	8,538	—	—	—	—	—
Total revenue	9,034	295	8,739	2,962	394	550	(156)	(28)
Operating expenses
Research and development	11,067	11,289	(222)	(2)	21,617	19,660	1,957	10
General and administrative	4,704	2,849	1,855	65	7,041	4,787	2,254	47
Total operating expenses	15,771	14,138	1,633	12	28,658	24,447	4,211	17
Loss from operations	(6,737)	(13,843)	7,106	(51)	(28,264)	(23,897)	(4,367)	18
Other (expense) income:
Interest expense, net	(1,444)	(13)	(1,431)	11,008	(67)	(36)	(31)	86
Change in fair value of derivative liabilities	498	—	498	—	—	—	—	—
Other income (expense), net	551	186	365	196	117	672	(555)	(83)
Total other income (expense), net	(395)	173	(568)	(328)	50	636	(586)	(92)
Loss before income taxes	(7,132)	(13,670)	6,538	(48)	(28,214)	(23,261)	(4,953)	21
Provision for income taxes	(53)	(6)	(47)	783	(17)	—	(17)	—
Net loss	$(7,185)	$(13,676)	$6,491	(47)	$(28,231)	$(23,261)	$(4,970)	21
The following table sets forth selected consolidated balance sheets as of the periods/years indicated.
	As of June 30,	As of December 31,
	2023	2022	2021
	($ in thousands)
Selected consolidated balance sheets:
Assets
Current assets:
Cash	$7,731	$1,221	$9,674
Prepaid expenses and other current assets	1,162	590	429
Note receivable - related party	660	—	155
Total current assets	9,553	1,811	10,258
Property and equipment, net	1,957	2,153	509
Deferred offering costs	2,807	1,288	—
Operating lease right-of-use assets	115	154	322
Prepaid expenses, net of current portion and other long-term assets	44	237	1,677
Total assets	$14,476	$5,643	$12,766

	As of June 30,	As of December 31,
	2023	2022	2021
	($ in thousands)

Liabilities, Redeemable Convertible Preferred Shares, and Shareholders' Deficit
Current liabilities:
Accounts payable	$7,318	$8,887	$432
Accrued expenses and other current liabilities	4,940	2,466	2,993
Operating lease liabilities, current	102	124	154
Related party payable	—	904	—
Short-term borrowings	690	1,450	785
Convertible notes (including related parties convertible notes of $10,762 and $753 as of June 30, 2023 and December 31, 2022, respectively, net of debt discount and issuance costs)	14,788	1,093	—
Derivative liabilities (including related parties derivative liabilities of $1,685 and $173 as of June 30, 2023 and December 31, 2022, respectively)	2,679	251	—
Total current liabilities	30,517	15,175	4,364
Operating lease liabilities, net of current portion	15	42	177
Total liabilities	30,532	15,217	4,541
Commitments and Contingencies
Redeemable convertible preferred shares (Series B, Pre-C and C), $0.1 par value; 56,973,336 shares authorized; 53,622,601 shares issued and outstanding; redemption and liquidation value of $66,166 as of June 30, 2023 and December 31, 2022	65,876	65,876	56,913
Shareholders’ deficit:
Ordinary shares, $0.1 par value, 443,026,664 shares authorized; 40,492,206 and 38,617,056 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	4,049	3,862	3,835
Additional paid-in capital	13,176	12,296	10,373
Accumulated deficit	(97,823)	(90,638)	(62,407)
Accumulated other comprehensive loss	(1,334)	(970)	(489)
Total shareholders’ deficit	(81,932)	(75,450)	(48,688)
Total liabilities, redeemable convertible preferred shares, and shareholders’ deficit	$14,476	$5,643	$12,766
The following table sets forth a consolidated statements of cash flows for the periods/years indicated.
	For the Six Months Ended June 30,		For the Year Ended December 31,
	2023	2022	2022	2021
	($ in thousands)
Selected consolidated cash flow:
Net cash used in operating activities	$(5,451)	$(9,808)	$(17,237)	$(24,303)
Net cash used in investing activities	(781)	(878)	(2,016)	(317)
Net cash provided by financing activities	13,287	9,002	11,354	31,492
Effect of exchange rates on cash	(545)	(303)	(554)	(60)
Net increase (decrease) in cash	$6,510	$(1,987)	$(8,453)	$6,812

RISK FACTORS
An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the information contained in this prospectus, including our financial statements and the related notes, before making an investment decision regarding the ordinary shares. If any of the following risks are realized, our business, financial condition, results of operations or prospects could be materially and adversely affected. In that event, the market price of our securities could decline, and you could lose part or all of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”
Risks Related to Our Limited Operating History, Financial Position and Need for Additional Capital
We are a clinical-stage biotechnology company with a limited operating history and face significant challenges and expenses as we build our capabilities and develop our pipeline of diagnostic and therapeutic product candidates.
We are a clinical-stage biotechnology company with limited operating history. We expect to continue to incur significant operating losses in the future as we continue our research and development efforts for our current and future diagnostic and therapeutic product candidates and seek to obtain regulatory approval and commercialization of such diagnostic and therapeutic product candidates, if approved.
Investments in biotechnology and pharmaceutical product development are highly speculative because they entail substantial upfront capital expenditures and a significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. All of our diagnostic and therapeutic product candidates, including our lead diagnostic candidate, 18F-APN-1607 (“APN-1607”), a tau PET tracer, are still under clinical or preclinical development and none have been approved for commercial sale. We have not demonstrated an ability to successfully complete late-stage clinical trials, obtain regulatory approvals, arrange for a third-party to manufacture our product candidates at a commercial scale on our behalf, conduct sales and marketing activities necessary for successful commercialization, or obtain reimbursement in the countries of sale. We may encounter unforeseen expenses, difficulties, complications, and delays in achieving our business objectives. Our short history as an operating company makes any evaluation of our future success or capability subject to significant uncertainty. If we do not address these risks successfully or are unable to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities, then our business may be materially harmed.
We have incurred net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We have never generated any revenue from product sales and may never be profitable.
We have no products approved for commercial sale and have never generated any revenue from product sales and may never be profitable. We have incurred substantial operating losses since we commenced operations in 2015, despite that we have generated certain revenue through our product licensing by providing our third-party and related-party licensees with the right to access our product candidates, and through research and development services performed. For the six months ended June 30, 2023 and the years ended December 31, 2022 and 2021, our net losses were $7.2 million, $28.2 million and $23.3 million, respectively. Our losses have resulted principally from research and development expenses and general and administrative expenses. We have been devoting the majority of our financial resources and efforts to our research and development activities, including preclinical testing, research and development of our diagnostic and therapeutic product candidates for tauopathies and α-synucleinopathies as well as building our tauopathies and α-synucleinopathies research and development capabilities.
None of our diagnostic or therapeutic product candidates have received marketing approval, and we may never be successful in obtaining marketing approval and commercializing them. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. These net losses will adversely impact our shareholders’ deficit and net assets and may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially as we:
•	continue our ongoing and planned research and development of our lead diagnostic product candidate, APN-1607;
•	continue our ongoing and planned research and development of our pipeline of diagnostic and therapeutic product candidates, such as α-Syn PET tracers and APNmAb005;

•
conduct preclinical studies and clinical trials for any additional product candidates that we may pursue in the future, including ongoing and planned development of additional diagnostic or therapeutic product candidates for the diagnosis or treatment of tauopathies, such as Alzheimer’s Disease (“AD”) and Progressive Supranuclear Palsy (“PSP”), and α-synucleinopathies, such as Parkinson’s Disease (“PD”) and Multiple System Atrophy (“MSA”);

•	seek to discover and develop additional diagnostic and therapeutic product candidates and further expand our current pipeline;
•	seek regulatory approvals for any product candidates that successfully complete clinical trials;
•	meet the requirements for clinical trials and potential commercialization;
•	establish sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain regulatory approval;
•	develop, maintain, expand and protect our intellectual property portfolio;
•	add clinical, operational, financial and management information systems and/or personnel, including personnel to support our product development and planned future commercialization efforts;
•	expand our operations in the United States, Japan, Taiwan and other geographic regions; and
•	incur additional legal, accounting and other expenses associated with operating as a public company.
To become and remain profitable, we must succeed in developing and eventually commercializing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our product candidates, obtaining regulatory approval, manufacturing, marketing and selling any products for which we may obtain regulatory approval, as well as discovering and developing additional product candidates. We may never succeed in these activities and, even if we do, may never generate revenue that is significant enough to achieve profitability. Because of the numerous risks and uncertainties associated with the development and commercialization of biotechnologies and biopharmaceuticals, we are unable to accurately predict the timing or amount of expenses or when, or if, we will be able to achieve profitability. If we are required by regulatory authorities to perform studies in addition to those currently expected, or if there are any delays in the initiation and completion of our clinical trials or the development of any of our product candidates, our expenses could increase and profitability could be further delayed. If we are unable to maintain adequate working capital, we may default on our payment obligations and may not be able to meet our capital expenditure requirements, which may have a material adverse effect on our business, financial condition and results of operations. Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable after this offering would depress the value of our ordinary shares and could impair our ability to raise capital, expand our business, maintain our research and development efforts or continue our operations. A decline in the value of our ordinary shares after this offering could also cause you to lose all or part of your investment.
We recorded net cash outflow from operating activities since our inception. We may need to acquire funding from time to time to complete the development and any commercialization of our pipeline candidates, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate certain of our product development programs or other operations.
Since our inception in 2015, we have recorded net cash outflow from operating activities and used substantial amounts of cash to fund our operations and expect our expenses to increase substantially during the next few years. The development of biotechnology and biopharmaceutical product candidates is capital intensive. As our product candidates enter and advance through preclinical studies and clinical trials, we will require substantial additional funding to meet our financial needs and to pursue our business objectives.
Based upon our current operating plan, we have determined that additional financing will be required to fund our operations for the next 12 months from the date of the issuance of the accompanying consolidated financial statements included elsewhere in this prospectus and our ability to continue as a going concern is dependent upon obtaining additional capital and financing, including through the consummation of this offering. See “— Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern” below for a risk relating our ability to continue as a going concern. We do not expect to generate any revenue from product sales unless and until we successfully complete development and obtain regulatory approval for one or more of our product candidates which we expect will take several years. As a result, until we can generate substantial product revenue, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including collaborations, licenses and other similar arrangements, to complete the development and commercialization of our lead diagnostic product candidate APN-1607, and our other diagnostic and therapeutic product candidates. Our future capital requirements will depend on many factors, including:
•	the progress, results and costs of laboratory testing, manufacturing, and preclinical and clinical development for our current product candidates;
•	the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials of other diagnostic and/or therapeutic product candidates that we may pursue;
•	the development requirements of other diagnostic and/or therapeutic product candidates that we may pursue;
•	the timing and amounts of any milestone or royalty payments we may be required to make under future license agreements if we enter into such agreements;
•	the costs of improving our research and development capacities and infrastructure, including hiring additional research and development, clinical, and quality control personnel;
•	the costs, timing and outcome of regulatory review of our product candidates;
•
the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•	the amount of revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;
•
the costs and timing of preparing, filing and prosecuting patent applications, obtaining, maintaining, protecting and enforcing our intellectual property rights and defending against any intellectual property-related claims;

•	the costs associated with operating as a public company; and
•	the extent to which we acquire or in-license other product candidates and technologies.
It is a time-consuming, expensive and uncertain process to identify potential product candidates and conduct preclinical testing and clinical trials, which takes years to complete. We may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. Furthermore, our preclinical or clinical product candidates, if approved, may not achieve commercial success. To date, we have no products approved for commercial sale, nor have we generated any revenue from product sales. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Sufficient additional financing may not be available to us on acceptable terms or may not be available to us at all. Also, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. If we raise additional funds through collaboration and licensing arrangements with third parties, we may have to relinquish some rights to our technologies or our product candidates on terms that are not favorable to us. Any additional capital-raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current and future product candidates if approved. If we are unable to raise capital when needed or on acceptable terms, we may be forced to delay, reduce or altogether cease our research and development programs or future commercialization efforts.
Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”
In connection with our assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” our independent registered public accounting firm expresses substantial doubt regarding our ability to continue as a going concern within one year from the date of issuance of our consolidated financial statements absent of the completion of this offering. We cannot provide assurance that we can increase our cash balance or limit our cash consumption, complete offerings or obtain other capital resources, and thus maintain a sufficient cash balance for our planned operations. We will need to raise additional capital in the future and cannot assure that we will be able to do so on favorable terms, or at all. If we are not able to raise capital, we may reduce costs through delaying the development timelines of certain programs or termination of such programs.
Raising additional capital may cause dilution to the interests of our shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.
We expect that significant additional capital may be needed in the future to continue our planned operations, including conducting clinical trials, commercialization efforts, expanded research and development activities and costs associated with operating a public company after the consummation of the offering. If we cannot generate substantial product revenue, until then, we expect to finance our cash needs through any or a combination of securities offerings, debt financings, equity financings, license and collaboration agreements, and research grants. Our additional financing and capital raising activities may cause material dilution to the interests of our shareholders immediately upon the consummation of the offering. As new investors could gain rights, such activities may also result in preferences and privileges senior to our existing shareholders. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest after the offering will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing and preferred equity financing, if available, could result in fixed payment obligations, and we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. In addition, we could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable. If we raise funds through research grants, we may be subject to certain requirements, which may limit our ability to use the funds or require us to share information from our research and development. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to a third party to develop and market product candidates that we would otherwise prefer to develop and market ourselves. Raising additional capital through any of these or other means could adversely affect our business and the holdings or rights of our shareholders and may cause the market price of our ordinary shares to decline.
Risks Related to the Development of Our Product Candidates
We depend heavily on the success of our lead diagnostic product candidate APN-1607, and, to a lesser extent, our anti-tau antibody product candidate, APNmAb005, and our degrader programs, all of which are currently or expected to be in clinical development. If our clinical trials are unsuccessful, we or our collaboration partner, Yantai Yitai Pharmaceutical Technology Co., Ltd. (“Yitai”), a wholly-owned subsidiary of Dongcheng Pharma, do not obtain regulatory approval in the targeted jurisdictions, or we or Yitai are unable to commercialize APN-1607, APNmAb005 or degraders, or experience significant delays in doing so, our business, our financial condition and results of operations will be materially adversely affected.
We have no products approved for commercial sale and invested a significant portion of our efforts and financial resources in the development of our lead diagnostic product candidate, APN-1607, our anti-tau antibody product candidate, APNmAb005, and degrader programs, all of which are currently or expected to be in clinical development. We cannot commercialize our product candidates in the United States without first obtaining regulatory approval for the product from the U.S. Food and Drug Administration (the “FDA”); similarly, we cannot commercialize our product candidates in jurisdictions without us or our collaboration partner obtaining regulatory approval from comparable regulatory authorities in relevant jurisdictions. To gain regulatory approvals for the commercial sale of any product candidate for a particular indication, we must demonstrate with substantial evidence gathered in preclinical studies and clinical trials that the product candidate is safe and effective for that indication and that the manufacturing facilities, processes and controls comply with regulatory requirements with respect to such product candidate. Before seeking approval for any of our product candidates, we will also need to consult with the FDA or other regulatory authorities regarding the design of our clinical trials and the type and amount of clinical data necessary to pursue and obtain approval for our product candidates. Furthermore, approval policies, regulations, or the type and amount of preclinical and clinical data necessary to gain approval may change during a product candidate’s research and development and may vary among jurisdictions. Our ability to generate revenues from product sales, if ever, will depend heavily on successful clinical development, obtaining regulatory approval and eventual commercialization of these product candidates. We currently generate no revenues from product sales, and we may never be able to develop or commercialize a marketable product. The success of our current and future product candidates will depend on several factors, including the following:

•	completing clinical trials that demonstrate the efficacy and safety of our product candidates;
•	receiving marketing approvals from applicable regulatory authorities;
•	obtaining commercial manufacturing capabilities;
•	launching commercial sales, marketing and distribution operations;
•	acceptance of our diagnostic and therapeutic product candidates by patients, the medical community and/or third-party payors, if such product candidates are approved;
•	a continued acceptable safety profile following approval;
•	competing effectively with other diagnostics or therapies; and
•	qualifying for, obtaining, maintaining, enforcing and defending our intellectual property rights and claims and not infringing on third parties’ intellectual property rights.
If we or Yitai do not achieve one or more of these factors promptly or at all, we could experience significant delays or an inability to successfully commercialize our current or future product candidates, which would materially adversely affect our business, financial condition and results of operations.
We operate in highly competitive and rapidly changing industries. Our competitors are evaluating diagnostic product candidates in the same indication as our lead diagnostic product candidate, APN-1607, such as AD and PSP, and could enter the market with competing products of our product candidates, which may result in a material decline in sales of affected product candidates.
We operate in highly competitive and rapidly changing industries. Our competitors could enter the market with products that compete with our product candidates, which may result in a material decline in sales of our affected product candidates after they are approved for marketing. For instance, certain of our competitors might be evaluating a tau PET tracer candidate in clinical development and/or the same indication as our lead diagnostic product candidate, APN-1607, such as AD and PSP. Our competitors may be able to obtain marketing approval for their respective tau PET tracer candidates before us. Should this occur, the sales of our tau PET tracer candidates, when approved, may experience strong market competition. As a result, our business, financial condition and results of operations may be materially impacted.
A fast track, breakthrough therapy or other designation by the FDA may not actually lead to a faster development or regulatory review or approval process.
We may seek fast track, breakthrough therapy or similar designation for our drug candidates. For example, we plan to apply for fast track designation in the United States for APN-1607. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA fast track designation. The FDA has broad discretion whether or not to grant this designation, and even if we believe a particular drug candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.
Additionally, we may, in the future seek a breakthrough therapy designation for some of our product candidates that reach the regulatory review process. A breakthrough therapy is a drug candidate that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and that, as indicated by preliminary clinical evidence, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as breakthrough therapies by the FDA are eligible for accelerated approval and increased interaction and communication with the FDA designed to expedite the development and review process.
As with fast-track designation, designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and may determine not to grant such a designation. Even if we receive a breakthrough therapy designation for any of our product candidates, the designation may not result in a materially faster development process, review or approval compared to conventional FDA procedures. Further, obtaining a breakthrough therapy designation does not assure or increase the likelihood of the FDA’s approval of the applicable product candidate. In addition, even if one or more of our product candidates qualifies as a breakthrough therapy, the FDA could later determine that those products no longer meet the conditions for the designation or determine not to shorten the time period for FDA review or approval.
Even if we successfully obtain regulatory approvals for our product candidates, they may not gain market acceptance, in which case we may not be able to generate product revenues, which will materially adversely affect our business, financial condition and results of operations.
Our product candidates may not achieve market acceptance among physicians, patients, hospitals, including pharmacy directors and/or third-party payors, as applicable, even if we successfully obtain regulatory approvals from the FDA or other regulatory authorities and can initiate commercialization of our product candidates or any other product candidates we may develop. Thus, our product candidates ultimately may not be commercially successful. The market acceptance of our product candidates, when approved, for commercial sale, will depend on several factors, which may include:
•	the accuracy of diagnosis for which our diagnostic product candidates are approved;
•	the clinical indications for which our product candidates are approved;
•	the accuracy and specificity to the pathological protein aggregates of our PET tracer candidates;
•	hospitals and medical imaging centers establishing the infrastructure required, such as the PET scanners, for the administration of PET scan;
•	the cost of our PET tracer candidates and the cost of administrating PET scan in relation to alternative diagnostic methods;
•	the cost of product candidates in relation to alternative therapies;
•	physicians, hospitals, and patients considering our product candidates as safe and effective therapies;
•	the potential and perceived advantages of our product candidates over alternative therapies;
•	the prevalence and severity of any side effects;
•	product labeling or product insert requirements of the FDA or other regulatory authorities;
•	limitations or warnings contained in the labeling approved by the FDA or other regulatory authorities;
•	the timing of market introduction of our product candidates as well as competitive products;
•	the amount of upfront costs or training required for physicians to administer our product candidates;
•	the availability of coverage, adequate reimbursement, and pricing by third-party payors and government authorities;
•	the willingness of patients to pay out-of-pocket in the absence of comprehensive coverage and reimbursement by third-party payors and government authorities;
•	relative convenience and ease of administration of our diagnostics, including as compared to alternative diagnostic methods and competitive diagnostics;
•	relative convenience and ease of administration of our product candidates including as compared to alternative treatments and therapies; and
•	the effectiveness of our sales and marketing efforts and distribution support.
We may need significant resources to educate physicians, patients, third-party payors and others in the medical community on the benefits of our product candidates if approved, and we may never be successful despite our tremendous efforts. Such efforts may require more resources than are typically required due to the complexity and uniqueness of our product candidates. Because we expect sales of our product candidates, if approved, to generate substantially most of our product revenue for the foreseeable future, the failure of our product candidates to find market acceptance would harm our business and could require us to seek additional financing. Furthermore, we may not be able to maintain market acceptance over time, even if we achieve market acceptance for our products, as new products or technologies are introduced and may become more favorably received than our future approved products, are more cost-effective or render our affected products obsolete.
Results of preclinical studies or early phases of clinical trials may not be predictive of future study results or marketing approval.
Results from preclinical or early-stage studies may not be predictive of late-stage clinical studies or product approval by the FDA or comparable foreign regulatory authorities. Positive or timely results observed in preclinical or early-stage studies do not guarantee positive or timely results in late-stage clinical studies. Also, product candidates that show positive preclinical or early clinical results may not show sufficient safety or efficacy in later-stage clinical studies and therefore may fail to obtain regulatory approvals. We also have a pipeline of earlier-stage diagnostic and therapeutic product candidates, and because they are in earlier stages of development, we do not know whether these candidates will be effective and safe for the intended indications in humans. Our product candidates may fail to show the desired safety and efficacy in clinical development despite results in preclinical studies or, in the future, having successfully advanced through Phase 1 clinical trials that are supportive of further development. For example, we received FDA clearance in March 2022 to initiate Phase 1 clinical trial of APNmAb005 but we may fail to achieve success in such trial. If we fail to establish sufficient efficacy and safety profiles for our product candidates, we may need to abandon the clinical development of such product candidates.
Moreover, preclinical and clinical data are frequently susceptible to varying interpretations and analyses. Many companies have nonetheless failed to obtain marketing approval for the product candidates, despite their product candidates’ satisfactory performances in preclinical studies and clinical trials. The FDA and other regulatory authorities have substantial discretion in the approval process and in determining when or whether regulatory approval will be obtained for any of our product candidates. Even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA or other regulatory authorities.
If we or our collaboration partners are required to conduct additional clinical trials or other testing of any of our current or future product candidates that we or our collaboration partners develop beyond the studies and testing that we or our collaboration partners contemplate if we or our collaboration partners are unable to successfully complete clinical trials of our product candidates or another testing, if the results of these studies or tests are unfavorable or are only modestly favorable or if there are safety concerns associated with our current or future product candidates, we may:
•	be delayed in obtaining marketing approval for our product candidates;
•	not obtain marketing approval;
•	obtain approval for indications or patient populations that are not as broad as intended or desired;
•	obtain approval with labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings;
•	be subject to additional post-marketing testing or other requirements; or
•	remove the product from the market after obtaining marketing approval.
If we experience delays in testing or marketing approvals, our product development costs may increase and we may be required to obtain additional funds to bring our clinical studies to their completion. We cannot assure you that our clinical studies will start as planned or complete on schedule, if at all, or that we will not need to restructure our studies after they have begun. Also, significant clinical study delays could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize our product candidates, which may harm our business and results of operations. Furthermore, some of the factors that cause, or lead to, clinical study delays may ultimately lead to the denial of regulatory approval of our product candidates.
Clinical trials are difficult to design and implement, involve uncertain outcomes and may not be successful.
Human clinical trials are difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The failure rate is high for pharmaceutical product candidates proceeding through clinical trials. The design of a clinical trial is crucial and could affect whether its results will support the approval of a product candidate. The flaws in the design of a clinical trial may not become apparent until the clinical trial has proceeded into an advanced stage. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving results in preclinical testing and earlier-stage clinical trials that are supportive of further development. As a clinical-stage biotechnology company with limited operating history, we have limited experience designing clinical trials and may be unable to design and execute clinical trials to support regulatory approval. We cannot assure you that any clinical studies that either we or our collaboration partners may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our product candidates. In some instances, there can be significant variability in safety and/or efficacy results between different studies of the same product candidate due to numerous factors, including changes in study procedures set forth in protocols, differences in the size and type of the patient populations, adherence to the dosing regimen and other study protocols and the rate of dropout among clinical study participants. In the case of our late-stage clinical diagnostic product candidate, APN-1607, results may differ in general because of the larger number of clinical study sites and additional countries and languages involved in the clinical studies. We may experience regulatory delays or rejections because of many factors, including changes in regulatory policy during the period of our product candidate development. Any such delays could negatively impact our business, financial condition, results of operations and prospects.
We depend on enrollment of patients in our clinical trials for our product candidates. If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.
Patient enrollment in clinical trials of our product candidates is essential to our success. We may experience difficulties in identifying and qualifying patients to participate in our clinical trials for a variety of reasons, including due to disease outbreaks, such as an epidemic or pandemic. The timely completion of clinical trials according to the protocols depends, among other things, on our ability to enroll enough patients who remain in the study until its completion. The enrollment of patients depends on various factors, including:
•	the patient eligibility criteria defined in the protocol;
•	the number of patients with the disease or condition being studied;
•	the understanding of risks and benefits of the product candidate in the clinical trial;
•
clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available diagnostic methods or therapeutics, including any diagnostics that may be approved to diagnose the indications or new therapeutics that may be approved for the indications we are investigating or therapeutics that may be used off-label for these indications;

•	the size and nature of the patient population who meet inclusion criteria;
•	the proximity of patients to study sites;
•	sufficient supply of PET tracer by third-party suppliers, including contract manufacturing organizations (“CMOs”);
•	the design of the clinical trial;
•	competing clinical trials for similar or other new diagnostics or therapeutics for tauopathies and α-synucleinopathies; and
•	our ability to obtain and maintain patient consents.
In particular, some of our clinical trials aim to enroll patients with characteristics that are found in a very small population. For example, PSP and Frontotemporal Dementia (“FTD”), two indications for our lead tau PET tracer candidate, are rare tauopathies with low incidence overall and therefore clinical study enrollment will take longer. Delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent the completion of these clinical trials and adversely affect our ability to advance the development of our product candidates. In addition, many of the factors that may lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

If serious adverse, undesirable or unacceptable side effects are identified during the development of our product candidates or following approval, if any, we may need to abandon our development of such product candidates, the commercial profile of any approved label may be limited, or we may be subject to other significant negative consequences following marketing approval, if any.
Undesirable or unacceptable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or pause clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities. We may need to abandon or limit the development of our product candidates to certain uses or sub-populations in which such side effects are less prevalent, less severe, or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in preclinical or early-stage testing have later been found to cause side effects that restricted their use and prevented further development of the compound for larger indications. Occurrence of serious procedure- or treatment-related side effects could impede clinical study enrollment and receipt of marketing approval from the FDA and other regulatory authorities. Adverse events could also adversely affect physician or patient acceptance of our product candidates.
Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, several potentially significant negative consequences could result, including:
•	regulatory authorities may withdraw approvals of such products and require us to take any approved products off the market;
•	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;
•	we may be required to create a medication guide outlining the risks of such side effects and make it available to patients;
•	we may be required to change the way the product is administered, conduct additional studies or change the labeling of such products;
•	we may be subject to limitations in how we promote such products;
•	sales of the product may decrease substantially;
•	we could be sued and held liable for any harm that such products caused to patients; and
•	our reputation and physician or patient acceptance of our products may suffer.
Any of the aforementioned events could prevent us from achieving or maintaining market acceptance of such product candidates, if approved, and could significantly harm our business, results of operations and prospects.
If the clinical trials of any of our product candidates fail to demonstrate safety and efficacy to the satisfaction of the FDA or other regulatory authorities, or do not otherwise produce favorable results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.
We may not commercialize, market, promote or sell any product candidate without obtaining marketing approval from the FDA or other regulatory authorities, and we may never obtain such approvals. It is impossible to predict accurately when or if any of our product candidates will prove effective or safe in humans and will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the commercial sale of any of our product candidates, we must demonstrate through lengthy, complex, and expensive preclinical studies and clinical trials that our product candidates are both safe and effective for use in each proposed indication. Clinical trials are expensive, difficult to design and implement, can take many years to complete and are uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of clinical development.
We may experience numerous unforeseen events prior to, during or because of clinical trials that could delay or prevent our ability to receive marketing approval or commercialize any of our product candidates, including:
•	the FDA or other regulatory authorities may disagree as to the number, design or implementation of our clinical trials, or may not interpret the results from clinical trials as we do;
•	regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•
we may not reach an agreement on acceptable terms with prospective clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different clinical trial sites;

•	clinical trials of our product candidates may produce negative or inconclusive results;
•	we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;
•
the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate, participants may drop out of these clinical trials at a higher rate than we anticipate or we may fail to recruit eligible patients to participate in a trial;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us promptly, or at all;
•
regulators may issue a clinical hold, or regulators or institutional review boards may require that we or our investigators suspend or terminate clinical research for various reasons, including non-compliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

•	the cost of clinical trials of our product candidates may be greater than we anticipate;
•	the FDA or other regulatory authorities may fail to approve our manufacturing processes or facilities;
•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate;
•	our product candidates may have undesirable side effects or other unexpected characteristics, leading to possible suspension or termination of the clinical trials; and
•	the approval policies or regulations of the FDA or other regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.
To the extent that the results of the trials are not satisfactory for the FDA or other regulatory authorities to approve our new drug application (“NDA”) or other comparable applications, the commercialization of our product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates.
Our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these product candidates on a timely basis or at all, which would have an adverse effect on our business.
All of our product candidates are still in the preclinical development or clinical stage, and the risk of failure is high. Before we can commence registrational clinical trials for a product candidate, we must complete extensive preclinical testing and studies to obtain regulatory clearance to initiate registrational human clinical trials. We cannot assure of the timely completion or outcome of our preclinical testing and studies and cannot predict if the FDA or other regulatory authorities will accept our proposed clinical programs or if the outcome of our preclinical testing and studies will ultimately support the further development of our programs. As a result, we cannot guarantee that we or our collaboration partner will be able to submit IND applications or similar applications for our preclinical programs on the timelines we expect, or at all, and we cannot guarantee that submission of IND applications or similar applications will result in the FDA or other regulatory authorities allowing registrational clinical trials to begin.
We may not be successful in our efforts to extend our pipeline of diagnostic and therapeutic product candidates, including identifying or discovering additional product candidates in the future.
We focus on the development of a pipeline of diagnostic and therapeutic product candidates targeting two types of neurodegenerative diseases – tauopathies and α-synucleinopathies, including our lead diagnostic product candidate, APN-1607, for the diagnosis of AD and PSP, and APNmAb005, primarily for the treatment of AD and potentially other rare tauopathies, and the progression of these product candidates through clinical development. We also have a broad portfolio of earlier-stage product candidates with great potential regarding the diagnosis and treatment of neurodegenerative diseases. However, we may not be able to develop product candidates that are safe and effective, or which compare favorably with other commercially available alternatives. Even if we are successful in continuing to build our pipeline and developing next-generation product candidates, the potential product candidates that we identify may not be suitable for clinical development, including as a result of safety issues, poor stability, poor penetration into the brain, formulation issues, difficulty in administration, or other intrinsic characteristics that indicate that they are unlikely to be products that will receive marketing approval, achieve market acceptance or obtain reimbursements from third-party payors. There is no assurance that we will be able to successfully advance any of these additional product candidates through the development process. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development or commercialization for many reasons, including the following:
•	we may not be successful in identifying additional product candidates;
•	we may not be able or willing to assemble sufficient resources to acquire or discover additional product candidates;
•	our product candidates may not succeed in preclinical or clinical studies;
•
a product candidate may on further study be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

•	competitors may develop alternatives that render our product candidates obsolete or less attractive;
•	product candidates we develop may nevertheless be covered by third parties’ patents or other exclusive rights;
•	the market for a product candidate may change during our development program so that the continued development of that product candidate is no longer reasonable;
•	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and
•	a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors, if applicable.
If any of these events occur, we may be forced to abandon our development efforts for a program or programs, or we may not be able to identify, discover, develop or commercialize additional product candidates, which would have a material adverse effect on our business and could potentially cause us to cease operations.
Even if we receive approval from the FDA or other regulatory authorities to market our product candidates, we cannot assure you that any such product candidates will be successfully commercialized, widely accepted in the marketplace or more effective than other commercially available alternatives. Further, because of our limited financial and managerial resources, we are required to focus our research programs on certain product candidates and specific diseases. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay the pursuit of opportunities with other product candidates or other diseases that may later prove to have greater commercial potential, or relinquish valuable rights to such product candidates through collaboration, licensing or other royalty arrangements in cases in which it would have been advantageous for us to retain sole development and commercialization rights.
If we do not successfully develop and commercialize product candidates or collaborate with others to do so, we will not be able to obtain product revenue in future periods, which could significantly harm our financial position and adversely affect the trading price of our ordinary shares after the consummation of the offering.
Due to our limited resources and access to capital, we must prioritize development of certain product candidates. Therefore, we may fail to capitalize on product candidates or indications that may be more profitable or have a greater likelihood of success.
Given the limited resources and capital available to support our business operations, we must decide which product candidates to pursue and the amount of resources to allocate to each product candidate. Therefore, we are currently primarily focused on the development of diagnostic and therapeutic product candidates for two types of neurodegenerative diseases – tauopathies and α-synucleinopathies, such as our lead diagnostic product candidate, APN-1607, for the diagnosis of AD and PSP, our lead therapeutic product candidate, APNmAb005 for the treatment of PSP and AD, and our lead therapeutic product candidate. Our decisions concerning the allocation of research, collaboration, management and financial resources toward compounds, diagnostic and therapeutic product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the biotechnology and biopharmaceutical industry, for neurodegenerative diseases, our business, financial condition and results of operations could be materially adversely affected.
We may seek to obtain Orphan Drug Designation (“ODD”) for certain of our product candidates such as APN-1607. ODD may not ensure that we will enjoy market exclusivity in a particular market, and if we fail to obtain or maintain orphan drug exclusivity for such product candidates, we may be subject to earlier competition and our potential revenue will be reduced.
FDA may designate a product as an orphan drug if the product is designed to treat a rare disease or condition according to the Orphan Drug Act. A rare disease or condition is defined as a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost associated with the development of the drug will be recovered from sales in the United States. ODD presents financial incentives such as opportunities for grant funding towards clinical study costs, tax advantages and user-fee waivers. Furthermore, if a product is the first FDA approval for the indication to receive an ODD, the product is entitled to orphan drug exclusivity and the FDA may not approve any other application to market the same drug for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity.
As of the date of this prospectus, we hold an ODD for APN-1607 in PSP. We may seek to obtain ODD for APN-1607 in other indications or for certain of our other product candidates. However, we may not be successful in obtaining such ODD, and even if we do, we may not be the first to obtain marketing approval for any orphan indication due to the competition from the market and uncertainties associated with developing pharmaceutical products. Further, even if we obtain ODD for a product, the orphan drug exclusivity may not effectively protect the product from competition because different diagnostics or therapies with different working mechanisms and can be approved for the same condition. ODD neither curtails the development period or regulatory review time needed before the commercialization of a product candidate nor presents the product candidate any advantage in the regulatory review or approval process. ODD may not be able to safeguard our market exclusivity in a particular market, and if we fail to obtain or maintain orphan drug exclusivity for such product candidates, we may be subject to earlier competition and our potential revenue will be reduced.
Risks Related to Our Operations
As a company with operations outside of the United States, our business is subject to economic, political, regulatory and other risks associated with international operations.
As a company with operations outside of the United States, our business is subject to risks associated with conducting business outside of the United States. For example, certain of our operations, suppliers and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by various factors, including, without limitation, the following:
•	economic weakness, including inflation, or political instability in particular non-U.S. economics and markets;
•	changes in a specific country’s or region’s political or economic environment;
•	different and changing regulatory requirements for product approvals in different jurisdictions;
•	differing reimbursement regimes and price controls in certain non-U.S. markets;
•	potentially reduced protection for intellectual property rights;
•	different issues for securing, maintaining or obtaining freedom to operate presented in different jurisdictions;
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difficulties to comply with different, complex and changing laws, regulations and court systems of multiple jurisdictions and a wide variety of foreign laws, treaties and regulations, as well as potential negative consequences from any non-compliance of such laws, treaties and regulations;

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potential negative consequences from changes in tax laws; compliance with tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of options granted under our share incentive plans;

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litigation or administrative actions resulting from claims against us by current or former employees or consultants individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct;

•	changes in non-U.S. regulations and customs, tariffs and trade barriers;
•	risks relating foreign exchange and currency controls;
•	trade protection measures, import or export licensing requirements or other restrictive actions by governments;
•	transportation or supply chain interruption due to cancellation of public transport or restrictions on logistics;
•	governments imposed lockdowns such as stringent quarantine measures and mandate temporary shutdown of business operations;
•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;
•	difficulties associated with staffing and managing international operations, including differing labor relations;
•	workforce uncertainty in countries where labor unrest is more common than in the United States; and
•	business interruptions resulting from geo-political actions, including war and terrorism, health epidemics, or natural disasters including earthquakes, typhoons, floods and fires.
Our lead diagnostic product candidate, APN-1607, is being studied in a Phase 3 clinical trial in AD in mainland China through our collaboration with Yitai. Our subsidiary in Suzhou, China shall provide consulting services to Yitai to support the development and regulatory activities for certain clinical study of the product with the aim to obtain marketing authorization of such product in the field of Tau imaging tracer in mainland China. These afore-mentioned activities are governed by laws and regulations of mainland China. According to the relevant laws and regulations in mainland China, APN-1607 cannot be commercialized without Yitai obtaining the marketing approval from the China’s National Medical Products Administration (“NMPA”), and we cannot guarantee that the marketing approval of APN-1607 for the diagnosis of AD in mainland China could be obtained in a timely manner or at all. Failure to obtain such approval in a timely manner or at all would materially and adversely affect our business in mainland China. As a general matter, the PRC government could also interfere in, or exercise control over, the operations of Yitai and our Suzhou subsidiary, by the promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, which could result in a material adverse change in our operations.
Our future growth and ability to compete depend on retaining our key personnel and recruiting additional qualified personnel.
Our ability to compete in the highly competitive biotechnology industry depends upon our ability to attract and retain our key personnel, highly qualified management, research and development, clinical, financial and business development personnel. We are highly dependent on our world-class management team with extensive scientific, preclinical, clinical and regulatory expertise. See “Business — Our Management Team” for more details regarding our management team. Although we have entered into employment arrangements with the members of our senior management, each of them may terminate their employment with us at any time and will continue to be able to do so after the offering. We do not maintain “key person” insurance for any of our employees.
Recruiting and retaining qualified personnel will be critical to our success. We need scientific and clinical personnel to support our research and development, and clinical programs. We will also need commercialization, regulatory, supply chain and sales and marketing personnel if we progress the development of any of our product candidates to the commercialization stage. The loss of the services of members of our senior management or other key employees could hinder our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. While we have entered into non-competition agreements with our employees, there is no guarantee that these agreements will be fully complied with by such employees after their departure from us. Furthermore, replacing members of our senior management and key employees may be difficult and may take an extended time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize our product candidates. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers, as well as junior, mid-level and senior scientific and medical personnel. Competition to hire from this limited candidate pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous biotechnology and pharmaceutical companies for similar personnel. We also experience competition from universities and research institutions for the hiring of scientific and clinical personnel.
We are a fast-growing emerging company and expect to expand our development and regulatory capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.
We had 72 full-time employees as of June 30, 2023. We expect to need additional managerial, operational, financial and other personnel, including personnel to support our preclinical or early-stage research, product development and planned future commercialization efforts, as our development plans and commercialization strategies progress and develop, and as we transition into operating as a public company. Future growth will impose significant added responsibilities on members of management, including:
•	identifying, recruiting, integrating, maintaining and motivating additional employees;
•	managing our internal development efforts effectively, including the clinical, FDA review processes for our product candidates; and
•	improving our operational, financial and management controls, reporting systems and procedures.
There is a finite number of individuals with experience in neurodegenerative diseases, and the competition for these individuals is high. Our future financial performance and our ability to commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities to devote a substantial amount of time to managing these growth activities.
If we are not able to effectively expand our organization by hiring new employees, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.
In addition to enlarging our talent pool, we are increasing the size of our research facilities and building our product development capabilities, which requires substantial capital expenditures and technology. If these capital expenditures are higher than expected, it may adversely affect our financial condition and capital sufficiency. Furthermore, if we could not expand our research facilities as planned, it may restrict our ability to speedily enlarge the size of our talent pool to support our business and growth goals.
Health pandemics or epidemics could adversely impact our business, including our clinical trials.
Health pandemics or epidemics could adversely impact our business, including our clinical trials. For example, although the COVID-19 pandemic has not had a material adverse impact on our business and operations as of the date of this prospectus, we cannot predict the potential future impacts of COVID-19 on us and third parties with whom we conduct business. We may experience disruptions that could severely impact our business and clinical trials, including:
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disruptions to our business and clinical activities caused by potential future governments-imposed lockdowns such as stringent quarantine measures, mandate of temporary shutdown of business operations, limitation in patient enrollment, disruptions to patient follow-up, and curtailed screening visits, delays or difficulties in enrolling patients;

•	interruption to supply chain due to cancellation of public transport or restrictions on logistics;
•	delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials;
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diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•	interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by governments, employers and others;
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restrictions on employee resources that would otherwise be focused on the conduct of our clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with crowds;

•	delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;
•	interruption in global shipping that may affect the transport of clinical trial materials;
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changes in local regulations as part of a response to the health pandemics or epidemics which may require us to change how our clinical trials are conducted, which may result in unexpected costs, or to pause the clinical trials altogether;

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delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees; and

•	refusal of the relevant regulatory authorities to accept data from clinical trials in health pandemics or epidemics affected geographic regions.
We have granted, and may continue to grant, options and other types of awards under our share incentive plans, which may result in significant share-based non-cash compensation expenses and you will incur immediate and substantial dilution.
We have adopted four equity incentive plans to grant share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours, namely, the Equity Incentive Plan of APRINOIA adopted on June 19, 2018, the Equity Incentive Plan #2 of APRINOIA adopted on September 3, 2019, the Equity Incentive Plan #3 of APRINOIA adopted on November 9, 2021, and the Equity Incentive Plan #4 of APRINOIA adopted on July 25, 2022 (collectively, the “Equity Incentive Plans” and each an “Equity Incentive Plan”). As of the date of this prospectus, options to purchase a total of 23,314,200 ordinary shares have been granted under the Equity Incentive Plans, in which 8,272,206 options were exercised and fully paid and 897,608 options were canceled or forfeited, resulting in 14,144,386 options outstanding.
Following the consummation of this offering, we may continue to grant options and other types of awards under the Equity Incentive Plans or potentially other share incentive plans. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our currently effective employee stock option plans from time to time. If we choose to do so, we may experience a substantial change in our share-based compensation charges in the reporting periods following the consummation of the offering.
Our research and development activities could be affected or delayed because of possible restrictions on animal testing.
We are required by laws and regulations to test our product candidates on animals before initiating clinical studies in humans. There has been certain controversy and adverse publicity regarding animal testing activities. Animal rights groups have protested against animal testing activities and pressed for legislation and regulation, attempting to stop animal testing activities. If the animal rights groups are successful, our research and development activities may be disrupted, postponed or subjected to additional expenses.
Our information technology systems could face serious disruptions that could adversely affect our business.
We rely on our information technology and other internal infrastructure systems to operate our business. Our information technology system includes corporate servers, leased lines and connection to the internet. We also employ reasonable security measures to protect our information technology system. Nonetheless, we bear the risk of possible systemic failure of our information technology system, which could disrupt our business operations. Such disruption could cause interruptions in our collaborations with our partners and delays in our research and development work. The loss of product development or clinical study data could result in delays in our regulatory approval efforts and significantly increase our costs. We could incur liability and experience delays in our development programs and the development of our product candidates if any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information.
We are or may become subject to a variety of privacy and data security laws, policies and contractual obligations, and our failure or the failure of our third-party vendors, collaborators, contractors or consultants to comply with them could harm our business.
We collect, maintain and process, and our third-party vendors, collaborators, contractors and consultants collect, maintain and process on our behalf, sensitive information, including confidential business information and information regarding our employees, and are subject to federal, state and foreign laws and regulations governing the privacy and security of such information. Failure by us, our third-party vendors, collaborators, contractors and consultants to comply with any of these laws and regulations could result in enforcement action against us, including fines, imprisonment of company officers and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.
In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure and protection of personal information, including federal and state health information privacy laws, federal and state security breach notification laws, and federal and state consumer protection laws. Each of these constantly evolving laws can be subject to varying interpretations. For example, regulations promulgated under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) establish privacy and security standards that limit the use and disclosure of individually identifiable health information, or protected health information, and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronically protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and may be subject to changing interpretation. The U.S. Department of Health and Human Services (“HHS”) has the discretion to impose penalties without attempting to first resolve violations. HHS enforcement activity can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources.
In addition, states in the United States are constantly adopting new laws or amending existing laws, requiring attention to frequently changing regulatory requirements. For example, the California Consumer Privacy Act (“CCPA”) which went into effect on January 1, 2020, gives California residents expanded rights to access and delete their personal information, opt-out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. Although there are limited exemptions for certain health-related information, including certain clinical trial data, the precise application and scope of these exemptions as well as how they would apply to our business is not yet clear. As currently written, the CCPA may impact our business activities and exemplifies the vulnerability of our business to the evolving regulatory environment related to personal data and protected health information. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business.
We may be required to put in place additional mechanisms to ensure compliance with the new data protection rules, as compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process. If we or our third-party vendors, collaborators, contractors and consultants fail to comply with any such laws or regulations, we may face regulatory investigations, significant fines and penalties, reputational damage or be required to change our business practices, all of which could adversely affect our business, financial condition and results of operations.
Risks Related to Our Relationships with Third Parties
If we fail to maintain our relationships with our current or future business and licensing partners, our business, commercialization prospects and financial condition may be materially adversely affected.
We are continuously exploring potential business and licensing partners for the co-development of diagnostic or therapeutic drugs for neurodegenerative diseases and for the commercialization of our diagnostic and therapeutic product candidates. If our current or future business and licensing partners, such as National Institute for Quantum Science and Technology (“QST”) from which we obtained an exclusive worldwide license for its patent for APN-1607, terminates its agreement with us at any time, it could delay or prevent the development of our product candidates and probably harm our business, financial condition, commercialization prospects and results of operations.
Maintaining good relationships with our current and future business and licensing partners is important for our business. If our relationships with our current or future business and licensing partners were to deteriorate substantially or such strategic partners were to challenge our use of their intellectual property, our business, financial condition, commercialization prospects and results of operations could be adversely affected.

We may seek to form additional strategic alliances in the future with respect to our product candidates, and if we do not realize the benefits of such alliances, our business, financial condition, commercialization prospects and results of operations may be materially adversely affected.
We will need substantial additional cash and resources to fund and support our product candidate development, the possible commercialization of product candidates and, if approved, the sales and marketing of our future products. Therefore, we may decide to enter into new collaborations, strategic alliances, or create joint ventures with other pharmaceutical or biopharmaceutical companies for the further development and potential commercialization of our product candidates.
When seeking potential collaborators, we face substantial competition. Negotiating and documenting collaborations are complicated and time-consuming. Potential delays in establishing new collaborations for our product candidates could delay the development and commercialization of our product candidates and could also diminish their competitiveness when, if ever, they reach the market. We may also be restricted under existing and future collaboration agreements from entering into strategic partnerships or collaboration agreements on certain terms with other potential collaborators. We may not be able to negotiate collaborations on acceptable terms, or at all, for any of our existing or future product candidates, as potential collaborators may think that our pipeline or research and development pipeline is inadequately developed or not advanced enough to justify a collaborative effort, or that our existing or future product candidates do not have the necessary potential to demonstrate safety and efficacy in the target population. In such a case that we failed to establish and maintain collaboration for a particular product candidate, we may cut or restrict or delay the development of such product candidate and may also cut or restrict or delay the development of one or more of our other product candidates, interrupting its potential commercialization. Also, if we failed to establish and maintain a collaboration for a particular product candidate, we may end up increasing our expenditures and undertake development or commercialization activities at our own expense for which we have not budgeted. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we will not be able to bring our product candidates to market and generate product revenue. Even if we are successful in establishing a new collaboration, we cannot assure that we will be able to progress the development and commercialization of the applicable product candidates as planned, or that we will achieve the revenues that would justify such collaboration, and we could be subject to the following risks, each of which may materially harm our business, commercialization prospects and financial condition:
•	we may not be able to control the amount and timing of resources that our collaboration partner chooses to dedicate to the development of such product candidates;
•	the collaboration partner may itself experience financial difficulties and disrupt our collaboration efforts;
•	we may be required to grant or otherwise relinquish important rights such as marketing, distribution and intellectual property rights;
•	a collaboration partner could move forward with a competing product developed either independently or in collaboration with third parties, including our competitors; or
•	business combinations or significant changes in a collaboration partner’s business strategy may adversely affect our willingness to complete our obligations under any arrangement.
We rely on third parties to conduct our nonclinical studies and clinical trials and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.
We have depended on and intend to continue to depend on third-party clinical research organizations (“CROs”) to monitor and manage data for our current preclinical and clinical studies of our product candidates. Even if we depend on CROs for the execution of our preclinical and clinical studies and retain control over only certain aspects of CROs’ activities, we are directly responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards. Our dependence on the CROs does not relieve us of our responsibilities imposed by regulatory authorities. We and our CROs and other vendors are required to comply with current good manufacturing practices (“cGMP”) current good clinical practice (“cGCP”) and Good Laboratory Practice (“GLP”) which are regulations and guidelines enforced by the FDA and other regulatory authorities for our product candidates in preclinical and clinical studies. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, study sites and other contractors. If we or any of our CROs or vendors fail to comply with applicable regulations, the data generated in our preclinical and clinical studies may be deemed unreliable and the FDA and other regulatory authorities may ask us to perform additional studies before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that our clinical studies properly comply with cGCP regulations. In addition, our clinical studies must be conducted with products produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical studies, which would delay the regulatory approval process.
If we terminate our relationships with any of these third-party CROs, we may not be able to find a proper replacement or do so on commercially reasonable terms. Moreover, as CROs are third-party contractors and not our employees, we cannot control whether they have dedicated sufficient time and resources to our ongoing preclinical studies or clinical trials. The remedies available to us are largely contractual remedies under our agreements with such CROs. We may have to extend, delay, or terminate our clinical trials and may not be able to obtain regulatory approval for or successfully commercialize our product candidates, if these CROs do not successfully carry out their contractual duties or responsibilities or proceed as scheduled or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our protocols, regulatory requirements, or for other reasons. Also, we may incur higher costs than anticipated with CROs. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenue could be delayed.
Replacing or adding new CROs involves extra cost and requires management time and focus. There is a transition period when a new CRO commences work. As a result, delays may occur and our ability to meet our desired clinical development timelines may be impaired. Though we carefully manage our relationships with our CROs, we cannot assure that we will not encounter CRO-related challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.
We currently rely on third parties for the manufacturing and supply of certain of our product candidates for use in preclinical studies and clinical trials or for commercial use in the future, which supply could become limited or interrupted or may not be of satisfactory quality and quantity. Our dependence on these third parties may also impair the advancement of our research and development programs and the development of our product candidates.
We currently rely on and expect to continue to rely on third-party suppliers including CMOs for the manufacturing and supply of chemical compounds for the clinical studies of our current and future product candidates and commercial scale production of future approved products. We expect to continue to rely on such third-party suppliers or CMOs for the manufacture of any of our product candidates on a clinical or commercial scale if approved. Reliance on third-party providers may expose us to different risks than if we were to manufacture product candidates ourselves. Our CMOs must use facilities, which were approved by the FDA or other regulatory authorities pursuant to inspections that will be conducted after we submit our NDA or comparable marketing application with the FDA or other regulatory authority, to manufacture our product candidates. We do not have control over whether our third-party suppliers or CMOs have properly complied with these laws, regulations and applicable cGMP standards and other laws and regulations, such as those related to environmental health and safety matters. If third-party suppliers or CMOs cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. Moreover, we have no control over the ability of our third-party suppliers or CMOs to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or other regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our product candidates or that obtained approvals could be revoked, which would adversely affect our business and reputation.
Furthermore, third-party suppliers or CMOs may breach their contractual obligation because of factors beyond our control. As third-party suppliers or CMOs often encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel, they may early terminate or refuse to renew their agreements because of their own financial difficulties or business priorities, potentially when it is costly or inconvenient for us. If we were unable to timely secure proper replacement or come up with another satisfactory solution, our clinical studies could be disrupted or delayed or our commercial activities could be harmed.

In addition, as we depend on third-party suppliers or CMOs for the manufacture of our product candidates, we bear the risk that our product candidates and, if approved, commercial products may have manufacturing defects, which is largely beyond our capability to prevent or control. The sale of products with manufacturing defects could cause recalls or regulatory enforcement action that could adversely affect our business, financial condition and results of operations.
An increase in the costs of components or raw materials may also adversely influence our business, financial condition and results of operations. Also, components or raw materials supplies could be disrupted from time to time and, if disrupted, we cannot assure that supplies could resume within a reasonable timeframe and at an acceptable cost or at all. Our current and anticipated future dependence upon third-party suppliers or CMOs for the manufacturing of our current and future product candidates may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.
If we engage in future acquisitions or strategic collaborations, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.
We may evaluate various acquisitions and strategic collaborations in the future, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses, as we may deem appropriate to carry out our business plan. Any potential acquisition or strategic collaboration may entail numerous risks, including:
•	increased operating expenses and cash requirements;
•	the assumption of additional indebtedness or contingent liabilities;
•	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;
•	the diversion of our management’s attention from our existing programs and initiatives in pursuing such a strategic partnership, merger or acquisition;
•	retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;
•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and
•	our inability to generate revenue from acquired technology sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.
Additionally, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expenses. Moreover, we may not be able to locate suitable acquisition opportunities, and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.
Risks Related to Regulatory Approval of Our Product Candidates and Other Legal Compliance Matters
All material aspects of the research, development, manufacturing and commercialization of pharmaceutical products are heavily regulated, and we may face difficulties in complying with or be unable to comply with such regulations, which could have a material adverse effect on our business.
All jurisdictions in which we conduct or intend to conduct our pharmaceutical-industry activities regulate these activities in great depth and detail. We are currently focusing our activities in the United States and Asia. These geopolitical areas all strictly regulate the pharmaceutical industry, and in doing so they employ broadly similar regulatory strategies, including regulation of product development and approval, manufacturing, and marketing, sales and distribution of products. However, there are differences in the regulatory regimes – some minor, some significant – that make for a more complex and costly regulatory compliance burden for a company like ours that plans to operate in each of these regions.
The process of obtaining regulatory approvals and compliance with appropriate laws and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable requirements at any time during the product development process, approval process, or after approval, may subject us to administrative or judicial sanctions. These sanctions could include a regulator’s refusal to approve pending applications, withdrawal of an approval, license revocation, a clinical hold, voluntary or mandatory product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Additionally, even if we obtained regulatory approvals of our product candidates in the future, regulatory authorities could still suspend or withdraw these approvals. The failure to comply with these regulations could have a material adverse effect on our business. To market approved products in any given jurisdiction, we must comply with numerous and varying regulatory requirements of such jurisdiction regarding safety, efficacy and quality. In any event, obtaining regulatory approval does not assure the success of our commercialization efforts for our product candidates.
The approval processes of regulatory authorities in the United States are lengthy, time-consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
The time required to obtain approval by the FDA or other regulatory authorities is unpredictable and typically takes many years following the commencement of preclinical studies and clinical trials and depends on numerous factors, including the substantial discretion of the regulatory authorities. Our product candidates could be delayed or fail to receive regulatory approval for many reasons, including:
•	failure to begin or complete clinical trials due to disagreements with regulatory authorities;
•	failure to demonstrate that a product candidate is safe and effective;
•	failure of clinical trial results to meet the level of statistical significance required for approval;
•	reporting or data integrity issues related to our clinical trials;
•	disagreement with our interpretation of data from preclinical studies or clinical trials;
•	changes in approval policies or regulations that render our preclinical and clinical data insufficient for approval or require us to amend our clinical trial protocols;
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regulatory requests for additional analyses, reports, data, nonclinical studies and clinical trials, or questions regarding interpretations of data and results and the emergence of new information regarding our product candidates or other products;

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failure to satisfy regulatory conditions regarding endpoints, patient population, available therapies and other requirements for our clinical trials in order to support marketing approval on an accelerated basis or at all;

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a delay in or the inability of health authorities to complete regulatory inspections of our development activities, regulatory filings or manufacturing operations, whether as a result of the COVID-19 pandemic or other reasons, or our failure to satisfactorily complete such inspections;

•	our failure to conduct a clinical trial in accordance with regulatory requirements or our clinical trial protocols; and
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clinical sites, investigators or other participants in our clinical trials deviating from a trial protocol, failing to conduct the trial in accordance with regulatory requirements, or dropping out of a trial.

The FDA and/or other regulatory authorities may require more information, including additional preclinical, chemistry, manufacturing and controls information and/or clinical data, to support approval, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development of such product candidate.
Changes in regulatory requirements and guidance may also occur, and we may need to amend clinical trial protocols submitted to applicable regulatory authorities to reflect these changes. Amendments may require us to resubmit clinical trial protocols to institutional review boards (“IRBs”) or ethics committees for re-examination, which may impact the costs, timing or successful completion of a clinical trial.
If we experience delays in the completion of, or the termination of, a clinical trial of any of our product candidates, the commercial prospects of that product candidate will be harmed, and our ability to generate product revenues from that product candidate will be delayed. Furthermore, any delays in completing our clinical trials will increase our costs, slow down our product development and approval process, and jeopardize our ability to commence product sales and generate revenues for that product candidate. Any of these occurrences may harm our business, financial condition and prospects significantly. Also, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.
Our development activities, regulatory filings and manufacturing operations also could be harmed or delayed by a shutdown of the U.S. government, including the FDA, or governments and regulatory authorities in other jurisdictions. For example, as of May 2021, the FDA noted it is continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals. However, the FDA may not be able to continue its current pace and approval timelines could be extended, including where a pre-approval inspection or an inspection of clinical sites is required and due to the COVID-19 pandemic and travel restrictions the FDA is unable to complete such required inspections during the review period. The FDA has developed a rating system to assist in determining when and where it is safest to conduct prioritized domestic inspections. In May 2021, certain inspections, such as foreign preapproval, surveillance, and for-cause inspections that are not deemed mission-critical, were temporarily suspended. In April 2021, the FDA issued guidance for the industry formally announcing plans to employ remote interactive evaluations, using risk management methods, to meet user fee commitments and goal dates and in May 2021, announced plans to continue progress toward resuming standard operation levels. Should the FDA determine that an inspection is necessary for approval and an inspection cannot be completed during the review cycle due to restrictions on travel, and the FDA does not determine a remote interactive evaluation to be adequate, the agency has stated that it generally intends to issue a complete response letter or defer action on the application until an inspection can be completed. In July 2021, the FDA issued a Q&A to further illustrate the actions that it may take when it cannot inspect a facility due to factors including travel restrictions. In 2020 and 2021, a number of companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic or other situations and may experience delays in their regulatory activities. If the FDA or other health authorities are delayed or unable to complete required regulatory inspections of our development activities, regulatory filings or manufacturing operations, or we do not satisfactorily complete such inspections, our business could be materially harmed.
Even if we complete the necessary preclinical studies and clinical trials, the regulatory approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the commercialization of some or all of our product candidates. As a result, we cannot predict when or if, and in which territories, we will obtain marketing approval to commercialize product candidates.
Our product candidates and the activities associated with their development and commercialization, including their design, research, testing, manufacture, safety, efficacy, quality control, recordkeeping, labeling, packaging, storage, approval, advertising, promotion, sale, distribution, import, export, and reporting of safety and other post-market information, are subject to comprehensive regulation by the FDA or other regulatory authorities. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. We have not received approval to market any of our product candidates from regulatory authorities in any jurisdiction. We have only limited experience in filing and supporting the applications necessary to gain marketing approvals and may rely on third-party CROs to assist us in this process. Obtaining marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each diagnostic or therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use. If any of our product candidates receives marketing approval, the accompanying label may limit its approved use, which could limit sales of the product.
The process of obtaining marketing approvals in the United States and elsewhere is expensive and may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each diagnostic or therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. The FDA or other regulatory authorities may determine that our product candidates are not safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.
In addition, changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.
If we experience delays in obtaining approval or if we fail to obtain approval of our product candidates, the commercial prospects for our product candidates may be harmed and our ability to generate revenue will be impaired.
Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.
To market and sell our products in other jurisdictions outside of the United States in the future, we or our collaboration partner must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions.
The time required to obtain approval may differ substantially from that required to obtain approval from the FDA. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining approval from the FDA. Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we or our collaboration partner will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, other regulatory authorities must also approve the manufacturing, marketing and promotion of the product candidate in those countries. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval. If we fail to comply with the regulatory requirements in international markets and/or to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.
Our collaboration partner is currently conducting and we may in the future conduct clinical trials for our product candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials.
Our collaboration partner, Yitai, a wholly-owned subsidiary of Dongcheng Pharma, is currently conducting and we may in the future conduct clinical trials for our product candidates outside the United States. The acceptance of data from clinical trials conducted outside the United States by the FDA may be subject to certain conditions or may not be accepted at all. The FDA will generally not consider the data from a foreign clinical trial not conducted under an IND unless (i) the trial was well-designed and well-conducted in accordance with GCP requirements, including requirements for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials in a way that provides assurance that the data and reported results are credible and accurate and that the rights, safety, and well-being of trial subjects are protected, and (ii) the FDA is able to validate the data from the trial through an onsite inspection, if necessary. In cases where data from foreign clinical trials are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such as an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical power, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction.
Any product candidate for which we obtain marketing approval may be subject to post-approval regulatory obligations and continued regulatory review, which may result in significant additional expense, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our diagnostic and therapeutic product candidates.
The FDA and other federal and state agencies, including the U.S. Department of Justice (“DOJ”) closely regulate compliance with all requirements governing prescription drug products, including requirements pertaining to marketing and promotion of products in accordance with the provisions of the approved labeling and manufacturing of products in accordance with cGMP requirements. The FDA and DOJ impose stringent restrictions on manufacturers’ communications regarding off-label use and if we do not market our future approved products for their approved indications, or if other of our marketing claims are deemed false or misleading, we may be subject to enforcement action. Violations of such requirements may lead to investigations alleging violations of the Food, Drug and Cosmetic Act and other statutes, including the False Claims Act and other federal and state healthcare fraud and abuse laws as well as state consumer protection laws.
Our failure to comply with all regulatory requirements, and later discovery of previously unknown adverse events or other problems with our future approved products, manufacturers or manufacturing processes, may yield various results, including:
•	litigation involving patients taking such products;
•	restrictions on such products, manufacturers or manufacturing processes;
•	restrictions on the labeling or marketing of such product;
•	restrictions on product distribution or use;
•	requirements to conduct post-marketing studies or clinical trials;
•	warning or untitled letters;
•	withdrawal of such products from the market;
•	refusal to approve pending applications or supplements to approved applications that we submit;
•	recall of products;
•	fines, restitution or disgorgement of profits or revenue;
•	suspension or withdrawal of marketing approvals;
•	suspension of any ongoing clinical trials;
•	damage to relationships with any potential collaborators;
•	unfavorable press coverage and damage to our reputation;
•	refusal to permit the import or export of our products;
•	product seizure; or
•	injunctions or the imposition of civil or criminal penalties.
Non-compliance by us or any current or future collaboration partners with regulatory requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties. Similarly, failure to comply with regulatory requirements regarding the protection of personal information can also lead to significant penalties and sanctions.
If any of these events occurs, our ability to sell such products may be impaired, and we may incur substantial additional expenses to comply with regulatory requirements, which could adversely affect our business, financial condition, and results of operations.

Our employees, independent contractors, CMOs, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.
We are exposed to the risk of employee and third-party fraud or other misconduct or failure to comply with applicable regulatory requirements. Any past, current or future misconduct or non-compliance by our prior, existing or future employees, independent contractors, partners or vendors, with any industry or regulatory standards or requirements may result in a material adverse effect on our operations or harm to our reputation. Misconduct by employees and independent contractors, such as CMOs, consultants, commercial partners, and vendors, could include failures to comply with regulations of the FDA and/or other comparable regulatory authorities, to provide accurate information to such regulators, to comply with manufacturing standards we have established, to comply with healthcare fraud and abuse laws, to report financial information or data accurately or to disclose unauthorized activities to us. Particularly, sales, marketing and other business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of business activities, including, but not limited to, research, manufacturing, distribution, pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee and independent contractor misconduct could also involve the improper use of individually identifiable information, including, without limitation, information obtained during clinical trials, which could result in regulatory sanctions and serious harm to our reputation.
It is not always possible to identify and deter employee and independent contractor misconduct, and any precautions we take to detect and prevent improper activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws. If any such actions are instituted against us, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement of profits, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, or other government-supported healthcare in other jurisdictions, contractual damages, reputational harm, diminished profits and future earnings, additional reporting or oversight obligations if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with the law and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate.
Recently enacted and future legislation may increase the difficulty and cost for us to obtain regulatory approval of and commercialize our diagnostic and therapeutic product candidates and affect the prices we may obtain.
In the United States and many other countries, rising healthcare costs have been a concern for governments, patients and the health insurance sector, which resulted in several changes to laws and regulations, and may result in further legislative and regulatory action regarding the healthcare and health insurance systems that could affect our ability to profitably sell any product candidates for which we obtain marketing approval. We expect that healthcare reform measures may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any future approved products. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates.
Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether any regulations, guidance or interpretations will be changed, or what the impact of such changes on the regulatory approvals of our diagnostic and therapeutic product candidates may be.
For example, in the United States, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the Affordable Care Act (the “ACA”), and there could be additional challenges and amendments to the ACA in the future, which could have a material adverse impact on our business, results of operations and financial condition. See “Government Regulation—United States Regulation—Healthcare Reform” for a detailed discussion of healthcare reform initiatives of importance to the pharmaceutical industry.

We are subject to certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Any violation of such laws and regulations may subject us to criminal liability and other serious consequences.
We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, and other applicable state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties to sell our products outside the United States to conduct clinical trials, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other collaborators, even if we do not explicitly authorize or have the actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.
If we fail to comply with environmental, health and safety and social impact assessment laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.
We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.
Although we maintain insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological or hazardous materials.
Furthermore, we are subject to numerous international, national, municipal and local environmental, health and safety laws and regulations relating to, among other matters, safe working conditions, product stewardship and environmental protection. However, environmental and social laws and regulations have tended to become increasingly stringent. To the extent regulatory changes occur in the future, they could result in, among other things, increased costs to our company.
In addition, we may incur substantial costs to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.
Our business operations and relationships with healthcare professionals, consultants, customers and third-party payors in the United States and elsewhere are subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, physician payment transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to substantial penalties.
Healthcare providers, physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, consultants, customers and third-party payors may expose us to broadly applicable healthcare laws, including, without limitation, the U.S. federal Anti-Kickback Statute and the U.S. federal False Claims Act, that may constrain the business or financial arrangements and relationships through which we sell, market and distribute any product candidates for which we obtain marketing approval. In addition, we may be subject to physician payment transparency laws and privacy and security regulation by the U.S. federal government and by the states and foreign jurisdictions in which we conduct our business. The applicable federal, state and foreign healthcare laws that may affect our ability to operate include the following:
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the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under federal and state healthcare programs such as Medicare and Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other hand. Although there are several statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exceptions and safe harbors are drawn narrowly, and practices that involve remuneration that are alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the federal Anti-Kickback Statute has been violated;

•
U.S. federal civil and criminal false claims laws, including the federal False Claims Act, which can be enforced through civil whistleblower or qui tam actions, and civil monetary penalty laws, which, among other things, impose criminal and civil penalties, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. Pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Further, pharmaceutical manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. Criminal prosecution is also possible for making or presenting a false, fictitious or fraudulent claim to the federal government;

•
HIPAA, which contains new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of whether the payor is public or private, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters;

•
HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”) and their respective implementing regulations, which impose obligations on “covered entities,” including certain healthcare providers, health plans, and healthcare clearinghouses, as well as their respective “business associates “that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Additionally, HITECH also contains four new tiers of civil monetary penalties; amends HIPAA to make civil and criminal penalties directly applicable to business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce the federal HIPAA laws and to seek attorneys’ fees and costs associated with pursuing federal civil actions;

•	the U.S. federal Food, Drug and Cosmetic Act, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;
•
the U.S. federal Physician Payments Sunshine Act, created under Section 6002 of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, and its implementing regulations, created annual reporting requirements for certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions), to report information related for certain payments and “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and analogous state laws and regulations and foreign laws, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or to adopt compliance programs as prescribed by state laws and regulations, or that otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or drug pricing; state and local laws that require the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Further, the ACA, among other things, amended the intent requirement of the federal Anti-Kickback Statute and certain criminal statutes governing healthcare fraud. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. In addition, the ACA provided that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.
Because of the breadth of these laws and the narrowness of their exceptions and safe harbors, it is possible that our business activities can be subject to challenge under one or more of such laws. The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to many investigations, prosecutions, convictions and settlements in the healthcare industry.
We will incur substantial costs to ensure that our internal operations and future business arrangements with third parties will comply with applicable healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, monetary fines, imprisonment, disgorgement of profits, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting or oversight obligations if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with the law and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and pursue our strategy. If any of the physicians or other healthcare providers or entities with whom we expect to do business, including future collaborators, are found not complying with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from participation in government healthcare programs, as result of which our business could also be affected.
Risks Related to the Commercialization of Our Product Candidates
If we are unable to establish sales, marketing and distribution capabilities for our product candidates, or enter into sales, marketing and distribution agreements with third parties, we may not be successful in commercializing our product candidates, if and when they are approved.
We may not be successful in establishing sales, marketing and distribution capabilities for our product candidates. We may need to work with third parties to market and distribute our product candidates, if approved. We would have limited control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our product candidates effectively. Partnering with third parties regarding sales, marketing and distribution of our product candidates bears inherent risks:
•
it takes time and resources to negotiate and execute sales, marketing or distribution agreements and we may not end up with an agreement being signed and may delay the development or commercialization of the affected product candidate;

•	sales, marketing or distribution agreements are subject to cancellation or nonrenewal by our collaborators, or may not be fully complied with by our collaborators;
•	in the case of a license granted by us, we lose control of the development of the product candidate licensed;
•	in such cases we would have only limited control over the means and resources allocated by our partner for the sales, marketing or distribution of our future approved product; and
•
collaborators may not properly obtain, maintain, enforce, or defend our intellectual property or proprietary rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation.

Should any of these risks materialize, or should we fail to find suitable collaborators, this could have a material adverse effect on our business, prospects, financial condition and results of operations.
The successful commercialization of our product candidates will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage and reimbursement levels and pricing policies.
The availability of coverage and reimbursement from government and health administration authorities, private health insurers and other third-party payors for our future approved products is important for the successful commercialization of our product candidates. Many governments and third-party payors have been increasingly scrutinizing the pricing of new technologies and require greater levels of evidence of favorable clinical outcomes and cost-effectiveness before extending coverage to these new technologies. Given such challenges to prices and increasing levels of evidence of the benefits and clinical outcomes, we cannot be sure that coverage will be available for any of our current or future product candidates that we commercialize and, if available, that the reimbursement rates will be adequate. If we are unable to obtain adequate levels of coverage and reimbursement for our product candidates, their marketability will be negatively and materially impacted.
Third-party payors may deny coverage and reimbursement status altogether of a given product, or cover the product but may also establish prices at levels that are too low to enable us to realize an appropriate return on our investment in such product development. Because the rules and regulations regarding coverage and reimbursement change frequently, in some cases at short notice, even when there is favorable coverage and reimbursement, future changes may occur that adversely impact the favorable status. Further, the net reimbursement for pharmaceutical products may be subject to additional reductions if there are changes to laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States.
The unavailability or inadequacy of third-party coverage and reimbursement could have a material adverse effect on the market acceptance of our product candidates and the future revenues we may expect to receive from those products. In addition, we are unable to predict what additional legislation or regulation relating to the healthcare industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on our business.
We have never commercialized a product candidate before, which may make it difficult to evaluate the prospects for our future viability, and may lack the necessary expertise, personnel and resources to successfully commercialize our product candidates on our own or together with suitable partners.
We have never commercialized a product candidate, and we currently do not carry any sales force, marketing or distribution capabilities. We may have to develop our own sales and marketing team or outsource these activities to a third party to successfully commercialize our product candidates if approved.
Factors that may affect our ability to commercialize our product candidates on our own include attracting and retaining enough sales and marketing talents, obtaining access to or persuading adequate numbers of radiologists to utilize our future approved diagnostics when administrating PET scans for potential patients, or persuading adequate numbers of physicians to prescribe our future approved therapeutics for the treatment of potential patients, and other unforeseen costs associated with creating an independent sales and marketing organization. Developing a sales and marketing team requires significant investment, is time-consuming and could delay the launch of our product candidates. We may not be able to build an effective sales and marketing team. If we are unable to build our own distribution and marketing capabilities or to find suitable partners for the commercialization of our product candidates, we may not generate revenues from them or be able to reach or sustain profitability.
Our projections regarding the size of the addressable market of our product candidates may not be accurate. In addition, the market opportunities for our diagnostic product candidates may be limited, as the relevant effective treatments for those patients may be unavailable.
Our projections of both the number of people who have the neurodegenerative diseases that we are targeting, as well as the size of the patient population subset of people with tauopathies and α-synucleinopathies and who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations, or market research and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of neurodegenerative diseases. The number of patients may turn out to be fewer than expected. Additionally, the potentially addressable patient population for our product candidates may be limited or may not be amenable to treatment with our product candidates. For example, if the treatment of AD is not as effective or available as our beliefs and estimates, the willingness of potential patients to be screened for AD may decrease and our projections regarding the size of the addressable market of diagnostics for AD may be incorrect. The market opportunities for our diagnostic product candidates, such as APN-1607, may be limited, as the relevant effective treatments for those patients may be unavailable.
We may become exposed to costly and damaging liability claims, either when testing our product candidates in the clinic or at the commercial stage, which may limit commercialization of any product candidates that we may develop, and our product liability insurance may not cover all damages from such claims.
We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical product candidates. Currently we have no product candidate approved for commercial sale; however, our current and future use of product candidates in clinical studies, and the sale of any approved products in the future, may expose us to liability claims. These claims might be made by patients that use the product, healthcare providers, pharmaceutical companies or others selling such products. Any claims against us, regardless of their merit, could be difficult and costly to defend and could materially adversely affect the market for our product candidates or any prospects for commercialization of our product candidates.
Although the clinical study process is designed to identify and assess potential side effects, it is always possible that a drug, even after regulatory approval, may exhibit unforeseen side effects. If any of our product candidates were to cause adverse side effects during clinical studies or after approval of the product candidate, we may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our product candidates. We purchase liability insurance in connection with the clinical studies that we undertake in amounts that we consider to be consistent with industry norms. Our liabilities may exceed our insurance coverage. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for any of our product candidates. However, we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired. Should any of such events occur, our business could be materially and adversely affected, financial condition and results of operations.
We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:
•	reduced resources of our management to pursue our business strategy;
•	decreased demand for any product candidates or products that we may develop;
•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;
•	initiation of investigations by regulators;
•	product recalls, withdrawals or labeling, marketing or promotional restrictions;
•	significant costs to defend the resulting litigation;
•	substantial monetary awards paid to clinical trial participants or patients;
•	loss of revenue; and
•	the inability to commercialize any products that we may develop.
While we maintain liability insurance, which covers certain bodily injury or damage in connection with the clinical trials for our product candidates, our insurance coverage may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we expand our clinical trials or if we commence commercialization of our product candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.
Risks Related to Our Intellectual Property
We may not have sufficient patent terms to effectively protect our future approved product candidates and business.
The life of a patent and the protection it affords is limited. For example, in the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Even if we successfully obtain patent protection for an approved product candidate, it may face competition from generic or biosimilar medications. Manufacturers of generic or biosimilar drugs may challenge the scope, validity or enforceability of our patents in court or before a patent office, and we may not be successful in enforcing or defending those intellectual property rights and, as a result, may not be able to develop or market the relevant product exclusively, which would materially adversely affect any potential sales of that product.
Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our patents and patent applications may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Even if we believe that we are eligible for certain patent term extensions, there can be no assurance that the applicable authorities, including the FDA and the U.S. Patent and Trademark Office (“USPTO”) in the United States, and any equivalent regulatory authority in other countries, will agree with our assessment of whether such extensions are available, and such authorities may refuse to grant extensions to our patents, or may grant more limited extensions than we request. For example, depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984 (the “Hatch-Waxman Amendments”). The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. In addition, we may not be granted an extension for a number of reasons, including, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to the expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business could be harmed.
The pending patent applications, if issued, for our product candidates are expected to expire on various dates as described in the section entitled “Business—Intellectual Property.” Upon the expiration of our patents that may issue from our pending patent applications, we will not be able to assert such patent rights against potential competitors, which would materially adversely affect our business, financial condition, results of operations and prospects.

If we or our collaboration partner are unable to obtain, maintain, defend and enforce patent and other intellectual property rights for our technologies and product candidates, or if the scope of the patent and other intellectual property rights obtained is not sufficiently broad, our competitors and other third parties could develop and commercialize technology and biologics similar or identical to ours, and our ability to successfully commercialize our technology and product candidates may be impaired.
Our commercial success depends in part on our ability to obtain and maintain patent and other proprietary protection in the United States and other countries with respect to our proprietary technology and products. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel technologies and product candidates. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market. Moreover, the patent applications we own, co-own or license may fail to result in issued patents in the United States or in other foreign countries.
The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we do not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.
Prosecution of our patent portfolio is at a very early stage. Much of our patent portfolio consists of pending applications (including priority applications) in United States, Europe, and under the PCT that have not been examined. Neither priority applications nor PCT applications can themselves give rise to issued patents. Rather, protection for the inventions disclosed in these applications must be further pursued by applicable deadlines via on-provisional or national stage applications that are subject to examination. As applicable deadlines for the priority and PCT applications become due, we will need to decide whether and in which countries or jurisdictions to pursue patent protection for the various inventions claimed in these applications, and we can only pursue and obtain patents in those jurisdictions where we pursue protection. Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we own currently or in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we own or in-license may be challenged, narrowed, circumvented, or invalidated by third parties. Consequently, we do not know whether any of our platform advances and product candidates we may develop will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner.
We may not be aware of all third-party intellectual property rights potentially relating to our current and future product candidates. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. Similarly, should we own or in-license any patents or patent applications in the future, we may not be certain that we or the applicable licensor were the first to file for patent protection for the inventions claimed in such patents or patent applications. As a result, the issuance, scope, validity and commercial value of our patent rights cannot be predicted with any certainty.
We may be subject to a third-party pre-issuance submission of prior art to the USPTO or become involved in opposition, derivation, reexamination, post-grant, inter partes review or interference proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, hold unenforceable or invalidate, our patent rights, allow third parties to commercialize our technology or product candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights, which could significantly harm our business and results of operations. Moreover, we may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in the courts or patent offices in the United States or elsewhere, that challenge priority of invention or other features of patentability. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and product candidates. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us.
Our pending and future patent applications may not result in patents being issued that protect our technology or product candidates, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection against competing products or processes sufficient to achieve our business objectives, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors or other third parties may be able to circumvent our patents, should they issue, by developing similar or alternative technologies or products in a non-infringing manner. Our competitors or other third parties may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend and/or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find our patents invalid and/or unenforceable. Consequently, we do not know whether any of our technologies and product candidates will be protectable or remain protected by valid and enforceable patents.
In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Any of the foregoing could have a material adverse effect on our business.
We or our collaboration partner may become subject to intellectual property-related litigation or other proceedings to protect or enforce our patents or the patents of our licensors or collaborators, any of which could be expensive, time-consuming, and unsuccessful, and may ultimately result in our loss of ownership of intellectual property.
We may involve in intellectual property-related litigation or other proceedings to protect ourselves or enforce our rights, as competitors may infringe our patents or the patents of our licensors or collaborators. To counter such infringement, we may be required to file claims against those competitors, which can be expensive and time-consuming. If we or our collaboration partner were to initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid or unenforceable, or that we infringe the defendant’s patents. It is common for a defendant’s counterclaims to allege invalidity or unenforceability in patent litigation in the United States. Such validity challenges could be based on a variety of grounds including an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, obviousness-type double patenting, lack of written description, or non-enablement. Such unenforceability assertion could be based on grounds including that someone connected with the prosecution of the patent made a misleading statement or withheld relevant information from the USPTO during prosecution. Furthermore, third parties may raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference and derivation proceedings as well as equivalent proceedings in foreign jurisdictions. The outcome following legal assertions of invalidity and unenforceability is unpredictable. Such proceedings or patent litigations could result in the revocation or cancellation of or amendment to our patents in such a way that they no longer cover our product candidates or otherwise provide any competitive advantage. An adverse result in any proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly, which could have a material adverse effect on our business and financial condition.
Also, given the substantial amount of discovery required in connection with intellectual property litigation, certain of our confidential information may be compromised by disclosure during this type of litigation. There could be public announcements of the results of hearings, motions, decisions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our ordinary shares.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.
We generally enter into confidentiality and intellectual property assignment arrangements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. However, these agreements may be breached and may not effectively assign intellectual property rights to us. For example, disputes may arise from conflicting obligations of consultants or others who are involved in developing our technology and product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.
We may need to license intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms or at all.
A third party may hold intellectual property rights, including patent rights, that are important or necessary to the development or manufacture of our product candidates. It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our product candidates, in which case we would be required to obtain a license from these third parties. Such a license may not be available on commercially reasonable terms, or at all, and we could be forced to accept unfavorable contractual terms. In that event, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, our business could be harmed.
The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon the development of the relevant program or product candidate, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.
Any trademarks we may obtain may be infringed or successfully challenged, resulting in harm to our business.
We expect to rely on trademarks as one means to distinguish any of our product candidates that are approved for marketing from the products of our competitors. We have not yet selected trademarks for our product candidates and have not yet begun the process of applying to register trademarks for our product candidates. Once we select trademarks and apply to register them, our trademark applications may not be approved. Third parties may oppose our trademark applications, or otherwise challenge our use of the trademarks. If our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Our competitors may infringe our trademarks and we may not have adequate resources to enforce our trademarks.
In addition, any proprietary name we propose to use with our clinical-stage product candidates or any other product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of the potential for confusion with other product names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources to identify a suitable proprietary product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.
If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and growth prospects.
Changes in the patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our future approved product candidates.
The patent position of biotechnology and pharmaceutical companies generally is highly uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States and other jurisdictions may diminish the value of our patents or narrow the scope of our patent protection. In addition, the protections offered by laws of different countries vary. No consistent policy regarding the breadth of claims allowed in biotechnology and pharmaceutical patents has emerged to date in the United States or in other jurisdictions. In addition, the determination of patent rights concerning pharmaceutical compounds and technologies commonly involves complex legal and factual questions, which has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Furthermore, recent changes in patent laws in the United States may affect the scope, strength, validity and enforceability of our patent rights or the nature of proceedings that may be brought by or against us related to our patent rights. Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. For example, in the case, Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to DNA molecules are not patentable. In addition to increasing uncertainty concerning our ability to obtain patents in the future, this combination of events has created uncertainty concerning the value of patents, once obtained. Depending on decisions by the U.S. Congress, the U.S. federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain patents or to enforce any patents that we might obtain in the future.
We may not be able to protect our intellectual property rights throughout the world.
Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States. In some cases, we may not be able to obtain patent protection for certain technology outside the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States, even in jurisdictions where we do pursue patent protection. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, even in jurisdictions where we do pursue patent protection or from selling or importing products made using our inventions in and into the United States or other jurisdictions.
Competitors may use our technologies in jurisdictions where we have not pursued and obtained patent protection to develop their products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates and preclinical programs and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents, if pursued and obtained, or marketing of competing products in violation of our intellectual property and other proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Moreover, the initiation of proceedings by third parties to challenge the scope or validity of our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties for any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.
Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of trade secrets and other proprietary information.
Besides the protection afforded by patents, we seek to rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our product discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Trade secrets, however, may be difficult to protect. Although we require all of our employees to assign their inventions to us, and require all of our employees and key consultants who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance, renewal fees, annuity fees and various other government fees on patents and applications are due to be paid to the USPTO and other patent agencies in several stages over the lifetime of the patent and applications. The USPTO and other patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means per the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our products or product candidates, our competitors might be able to enter the market, which would harm our business.
General Risk Factors
Business interruptions could seriously harm our future revenue and financial condition, increase our costs and expenses and delay us in the process of developing our product candidates.
Natural disasters, acts of war or terrorism or other factors beyond our control may adversely affect the economy, infrastructure and livelihood of the people in the regions where we conduct our business. Our operations may be under the threat of floods, earthquakes, sandstorms, snowstorms, fire or drought, power, water or fuel shortages, failures, malfunction and breakdown of information management systems, unexpected maintenance, or technical problems, or may be susceptible to potential wars or terrorist attacks. Serious natural disasters may result in loss of lives, injury, destruction of assets and disruption of our business and operations. Acts of war or terrorism may also injure our employees, cause loss of lives, disrupt our business network and destroy our markets. Furthermore, eruptions of regional tensions, such as the ongoing military conflict involving Ukraine and Russia, and the related sanctions against Russia have resulted in major economic shocks worldwide and substantial volatility across global financial markets. Any of these factors and other factors beyond our control could have an adverse effect on the overall business sentiment and environment, cause uncertainties in the regions where we conduct business, cause our business to suffer in ways that we cannot predict and materially and adversely impact our business, financial conditions and results of operations.

We may be subject to claims by third parties asserting that we or our employees, consultants or independent contractors have misappropriated, wrongfully used or disclosed their confidential information or trade secrets or other intellectual property or claiming ownership of what we regard as our own intellectual property.
Many of our employees, consultants and advisors are currently or were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of third parties in their work for us, we may be subject to claims that we or these individuals have inadvertently or otherwise used intellectual property, including trade secrets or other proprietary information, of any such individual’s former employer. We may also in the future be subject to claims that we have caused such individual to breach the terms of his or her non-competition or non-solicitation agreement. Litigation may be necessary to defend against these potential claims.
In addition, while it is our policy to require each of our employees and contractors who may be involved in the conception, development or reduction to practice of intellectual property to execute an at-will employment, confidential information, and invention assignment agreement assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with all such parties who, in fact, conceives, develops or reduces to practice intellectual property that we regard as our own or such employees and contractors may breach the agreement and claim the developed intellectual property as their own. Our assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations and prospects.
If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A court could prohibit us from using technologies or features that are essential to our product candidates if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and could be a distraction to management. In addition, any litigation or threat thereof may adversely affect our ability to hire employees or contract with independent service providers. Moreover, a loss of key personnel or their work product could hamper or prevent our ability to commercialize our product candidates.
We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.
As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act, and we may take advantage of certain reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.
The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We may elect to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our results of operations and financial statements may not be comparable to the results of operations and financial statements of other companies that have adopted the new or revised accounting standards. If we cease to be an emerging growth company, we will no longer be able to take advantage of these exemptions or the extended transition period for complying with new or revised accounting standards.
There can be no assurance that we will not be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares.
We will be a PFIC for any taxable year in which (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the value of our assets (generally determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, certain gains from the sale or exchange of investment property and certain rents and royalties. Cash and cash-equivalents generally are passive assets for these purposes. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as holding and receiving directly its proportionate share of assets and income of such corporation. If we are a PFIC for any taxable year during which a U.S. Holder holds our shares, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements. Because the determination of whether we are a PFIC for any taxable year is a fact-intensive determination made after the end of such taxable year, we have not determined our PFIC status for our taxable year ended December 31, 2023. As such determination is made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation, there can be no assurance that we will not be treated as a PFIC for any prior, current or future taxable year. The total value of our assets for PFIC testing purposes (including goodwill) may be determined in part by reference to the market price of our ordinary shares from time to time, which may fluctuate considerably. Accordingly, if our market capitalization declines while we hold a substantial amount of cash and cash-equivalents for any taxable year we may be a PFIC for that taxable year. Under the income test, our status as a PFIC depends on the composition of our income for the relevant taxable year which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering, including this global offering. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service will agree with our conclusion and that the Internal Revenue Service would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.
See “Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company Rules.”
An active trading market for our ordinary shares may not be available on a consistent basis to provide shareholders with adequate liquidity. The share price may be volatile, and shareholders could lose a significant part of their investment.
Prior to this initial public offering, there has been no public market for our shares. We will apply to list our ordinary shares on Nasdaq under the symbol “APRI.” If an active trading market for our ordinary shares does not develop after this offering, the market price and liquidity of our ordinary shares will be materially and adversely affected. The initial public offering price for our ordinary share was determined by negotiation between us and the underwriter based upon several factors, and we can provide no assurance that the trading price of our ordinary shares after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ordinary shares.
The trading price of our ordinary shares is likely to be volatile and could fluctuate widely due to multiple factors, some of which are beyond our control. This may happen because of broad market and industry factors. In addition to market and industry factors, the price and trading volume for the ordinary shares may be highly volatile for factors specific to our own operations, including the following:
•	changes in the industries in which we operate;
•	developments involving our competitors;
•	changes in laws and regulations affecting our business;
•	variations in our operating performance and the performance of its competitors in general;
•	actual or anticipated fluctuations in our quarterly or annual operating results;
•	publication of research reports by securities analysts about us or our competitors or our industry;
•	the public’s reaction to our press releases, its other public announcements and its filings with the SEC;
•	actions by holders in respect of any of their ordinary shares;
•	additions and departures of key personnel;
•	commencement of, or involvement in, litigation involving us;
•	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

•	the volume of our ordinary shares available for public sale; and
•
general economic and political conditions, recessions, volatility in the markets, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability, and acts of war or terrorism.

Any of these factors may result in large and sudden changes in the volume and price at which the ordinary shares will trade.
In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our operating results. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our business, operating results and financial condition.
Future sales, or the possibility of future sales of, a substantial number of our ordinary shares may depress the price of such securities.
Future sales of a substantial number of our ordinary shares in the public market after this offering, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair its ability to raise capital through the sale of additional equity securities.
The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.
We will be subject to the reporting requirements of the Securities Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, Nasdaq listing requirements and other applicable securities rules and regulations. As such, we will incur additional legal, accounting and other expenses following this offering.
These expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that we file annual and current reports with respect to its business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees after this offering or engage outside consultants to comply with these requirements, which will increase its costs and expenses after this offering.
Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We expect these laws and regulations to increase its legal and financial compliance costs after the offering and to render some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty.
Many members of our management team will have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing its growth strategy, which could prevent us from improving its business, financial condition and results of operations. Furthermore, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and consequently we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on its business, financial condition, results of operations and prospects. These factors could also make it more difficult for us to attract and retain qualified members of its board of directors, particularly to serve on our finance and audit committee and nomination and compensation committee, and to attract and retain qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on its business, financial condition, results of operations, prospects and reputation.
We have identified two material weaknesses in our internal control over financial reporting. In the event of any failure to maintain an effective system of disclosure controls and internal control over financial reporting, we may not be able to accurately report its financial results or prevent fraud. As a result, holders of our ordinary shares could lose confidence in our financial and other public reporting, which is likely to negatively affect our business and the market price of our ordinary shares.
Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.
In connection with the audits of our consolidated financial statements included in this prospectus, two material weaknesses were identified in our internal control over financial reporting. Under standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that have been identified relate to our lack of segregation of duties related to journal entries and account reconciliations, and lack of a formal review process that includes multiple levels of review in the financial reporting process.
We are in the process of implementing a number of measures to address the material weaknesses that have been identified including: (i) hiring experienced accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iii) enhancing internal audit function as well as engaging an external consulting firm to assist us in assessing compliance with the SEC requirements and improve overall internal control, and (iv) developing, communicating and implementing more comprehensive accounting policies and period-end closing procedures for our accounting and financial reporting personnel. However, we cannot predict the success of such plan or the outcome of our assessment of these plans at this time. If we are unable to remediate the material weakness we have identified, or if we identify additional material weaknesses in the future or otherwise fail to develop and maintain an effective system of internal controls, we may not be able to produce timely and accurate financial statements. The failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of its financial statements, which in turn could have a material adverse effect on our financial condition and results of operations.
In addition, we cannot assure you that we will not identify material weaknesses after this offering. Upon becoming a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the applicable listing standards of the Nasdaq. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we are listed, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our financial condition and results of operations, and lead to a decline in the market price of our ordinary shares.

It is not expected that we will pay dividends in the foreseeable future after this offering.
It is expected that we will retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, it is not expected that we will pay any cash dividends in the foreseeable future.
Following completion of this offering, our board of directors will have complete discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by the board of directors. There is no guarantee that our Ordinary Shares will appreciate in value after the offering or that the trading price of our ordinary shares will not decline.
Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.
If you purchase our ordinary shares in this offering, you will pay more for your ordinary shares than the amount paid by our existing shareholders for their ordinary shares on a per share basis. As a result, you will experience immediate and substantial dilution of approximately US$     per share, representing the difference between the initial public offering price of US$     per share, the midpoint of the estimated public offering price range shown on the front cover of this prospectus, and our net tangible book value per share as of June 30, 2023, after giving effect to the net proceeds to us from this offering. See “Dilution” for a more complete description of how the value of your investment in our ordinary shares will be diluted upon the completion of this offering.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price and trading volume of our ordinary shares after this offering could decline.
The trading market for our ordinary shares after this offering will be influenced by the research and reports that equity research analysts publish about us and our business. We do not currently have and may never obtain research coverage by equity research analysts. Equity research analysts may elect not to provide research coverage of our ordinary shares after the consummation of this offering, and such lack of research coverage may adversely affect the market price of our ordinary shares. In the event we do have equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our ordinary shares could decline if one or more equity research analysts downgrade our ordinary shares or issue other unfavorable commentary or research about us. If one or more equity research analysts cease coverage of us or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which in turn could cause the trading price or trading volume of our ordinary shares to decline.
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to domestic public companies in the United States.
Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.
We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited as we are incorporated under the law of the Cayman Islands. We conduct a portion of our operations, and certain directors and executive officers of our company reside, outside of the United States.
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and following this offering, will conduct a portion of our operations outside the United States. A portion of our assets are located outside of the United States. A portion of our officers and directors reside outside the United States and a portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands could render you unable to enforce a judgment against our assets or the assets of our directors and officers.
In addition, our corporate affairs will be governed by our amended and restated memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our ordinary shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than the memorandum and articles of association, the registers of mortgages and charges, and copies of any special resolutions passed by the shareholders of such companies). The Registrar of Companies of the Cayman Islands shall make available the list of the names of the current directors of the Company (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person. Our directors will have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our ordinary shareholders, but we are not obliged to make them available to the ordinary shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder to motion or to solicit proxies from other shareholders in connection with a proxy contest. See “Description of Share Capital—Our [Post-Offering Amended and Restated Memorandum and Articles of Association]—Inspection of Books and Records.”
Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.
As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to holders of our ordinary shares than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.
We are an exempted company incorporated in the Cayman Islands, and, after the consummation of this offering, will be listed on Nasdaq. Nasdaq market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies.
Among other things, we are not required to have: (i) a majority of the board of directors consist of independent directors; (ii) a compensation committee consisting of independent directors; (iii) a nominating committee consisting of independent directors; or (iv) regularly scheduled executive sessions with only independent directors each year.

We may rely on home country practice with respect to our corporate governance after we complete this offering. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to U.S. domestic public companies.
Because under certain attribution rules our non-U.S. subsidiaries may be treated as controlled foreign corporations for U.S. federal income tax purposes, there could be adverse U.S. federal income tax consequences to certain U.S. holders of our ordinary shares who own, directly or indirectly, ten percent or more of our ordinary shares.
For U.S. federal income tax purposes, each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a “controlled foreign corporation” (a “CFC”) generally is required to include in income such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income,” investment of earnings in U.S. property, and “global intangible low-taxed income,” even if the CFC has made no distributions to its shareholders. Subpart F income generally includes dividends, interest, rents, royalties, gains from the sale of securities and income from certain transactions with related parties, and “global intangible low-taxed income” generally consists of net income of the CFC, other than Subpart F income and certain other types of income, in excess of certain thresholds. A non-U.S. corporation generally will be classified as a CFC if Ten Percent Shareholders own, directly, indirectly or constructively (through attribution), more than 50% of either the total combined voting power of all classes of stock entitled to vote of such corporation or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the Internal Revenue Code of 1986, as amended) who owns or is considered to own, directly, indirectly or constructively, 10% or more of either the total combined voting power of all classes of stock entitled to vote of such corporation or the total value of the stock of such corporation. The determination of CFC status is complex and includes certain “downward attribution” rules pursuant to which our non-U.S. subsidiaries may be treated as constructively owned by our U.S. subsidiaries and, therefore, our non-U.S. subsidiaries may be treated as CFCs. Prospective holders of our ordinary shares that may be or become Ten Percent Shareholders should consult their tax advisors with respect to the potential adverse tax consequences of investing in us.
Future changes to tax laws could materially and adversely affect us and reduce net returns to our shareholders.
Our tax treatment is subject to changes in tax laws, regulations, and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration, and the practices of tax authorities in jurisdictions in which we operate. The income and other tax rules in the jurisdictions in which we operate are constantly under review by taxing authorities and other governmental bodies. Changes to tax laws (which changes may have retroactive application) could adversely affect us or our shareholders. We are unable to predict what tax proposals may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies, or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations and where we are organized or resident for tax purposes, and increase the complexity, burden, and cost of tax compliance. We urge investors to consult with their legal and tax advisors regarding the implication of potential changes in tax laws on an investment in our ordinary shares.
Our amended and restated articles of association to be in effect prior to the completion of this offering designate specific courts in Cayman Islands and the United States as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit their ability to obtain a favorable judicial forum for disputes with us.
Pursuant to our amended and restated articles of association to be in effect prior to the completion of this offering, unless we consent in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim (including any non-contractual dispute, controversy or claim) whether arising out of or in connection with these articles or otherwise, including any questions regarding their existence, validity, formation or termination, or the Cayman Forum Provision. The Cayman Forum Provision will not apply to any causes of action arising under the Securities Act or Exchange Act. Our amended and restated articles of association further provide that unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by relevant law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, regardless of whether such legal suit, action, or proceeding also involves parties other than us, or the Federal Forum Provision. In addition, our amended and restated articles of association provide that any person or entity purchasing or otherwise acquiring any shares or other securities in us is deemed to have notice of and consented to the Cayman Forum Provision and the Federal Forum Provision. Notwithstanding the above, holders of our ordinary shares or other securities cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.

We recognize that the Cayman Forum Provision and the Federal Forum Provision in our amended and restated articles of association may impose additional litigation costs on our shareholders in pursuing their claims, particularly if the holders do not reside in or near the Cayman Islands or the United States. Additionally, the forum selection clauses in our amended and restated articles of association may limit the holders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit holders of our securities. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were “facially valid” under Delaware law and the California Supreme Court made a similar ruling under the California law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on holders of our securities who assert that the provision is not enforceable or invalid.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.
You can identify some of these forward-looking statements by words or phrases, such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:
•	our ability to execute our strategies and develop our pipeline;
•	our ability to obtain regulatory approvals for our product candidates and gain market acceptance;
•	our ability to generate revenue from product sales and become profitable in the future;
•	our ability to develop and protect intellectual property;
•	our ability to properly manage a public company;
•	our manufacturing, commercialization, and marketing capabilities and strategy;
•	our plans relating to commercializing our product candidates, if approved, including the geographic areas of focus and sales strategy;
•	the need to hire additional personnel and our ability to attract and retain such personnel;
•	the size of the market opportunity for our product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;
•	our ability to implement measures to address the material weakness that has been identified;
•	our competitive position and the success of competing therapies that are or may become available;
•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;
•	our financial performance;
•	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements;
•	the impact of laws and regulations;
•
our ability to obtain, and negotiate favorable terms of, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize our product candidates;

•	our expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act; and
•	our anticipated use of our existing resources and the proceeds from this offering.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.
The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS
We estimate that we will receive net proceeds from this offering of approximately $   million (or approximately $   million if the underwriters exercise their option to purchase additional ordinary shares in full), after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of $   per ordinary share, which is the midpoint of the price range shown on the front page of this prospectus.
A $1.00 increase or decrease in the assumed initial public offering price of $   per ordinary share would increase or decrease, as applicable, the net proceeds to us from this offering by $   million, assuming the number of ordinary shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of    million in the number of ordinary shares we are offering would increase or decrease, as applicable, the net proceeds to us from this offering by $   million, assuming the assumed initial public offering price of $   per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to obtain additional capital to support our operations, establish a public market for our ordinary shares and facilitate our future access to the public capital markets. We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:
•
[  ]% of the net proceeds to advance the clinical development of our lead diagnostic product candidate, APN-1607, including the initiation of a phase 3 clinical trial in the second half of 2024 in the United States, Europe, Japan and Taiwan and Asia for patients clinically suspected to have Progressive Supranuclear Palsy (“PSP”);

•
[  ]% of the net proceeds to advance the clinical development of our lead therapeutic product candidate, APNmAb005, including the completion of our ongoing phase 1 clinical trial in the United States; and

•	the remainder to fund research and development of our degrader therapeutic candidates, other research and development activities, working capital requirements and general corporate purposes.
Based on our current operating plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our planned operating expenses and capital expenditures through [at least the next twelve months]. The net proceeds from this offering, together with our existing cash and cash equivalents, may be insufficient to fund   , and we anticipate needing to raise additional capital to complete the   . It is difficult to predict the cost and timing required to complete    due to, among other factors,   .
Our expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. We believe that opportunities may exist from time to time to expand our current business through acquisitions of, or investments in, complementary businesses, products or technologies. While we have no current agreements, commitments or understandings for any specific acquisition or investments at this time, we may use a portion of the net proceeds for these purposes.
Our management will have broad discretion over the use of the net proceeds from this offering. The amounts and timing of our expenditures will depend upon numerous factors, including our ability to obtain additional financing, the amount of cash obtained through our existing collaborations and future collaborations, if any, and any unforeseen cash needs.
Pending any use described above, we may invest the net proceeds of this offering in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY
Our board of directors has discretion on whether to distribute dividends, subject to the amended and restated memorandum and articles of association of our company and certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of our profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.
We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION
The following table sets forth our capitalization as of June 30, 2023
•	on an actual basis;
•
on a pro forma basis to give effect to the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares on a one-for-one basis upon the completion of this offering; the automatic conversion of all of our issued convertible notes and associated interest into ordinary shares upon the completion of this offering based on 80% of an assumed initial public offering price of $   per ordinary shares; and

•
on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares on a one-for-one basis upon the completion of this offering, (ii) the automatic conversion of all of our issued convertible notes and associated interest into ordinary shares upon the completion of this offering based on 80% of an assumed initial public offering price of $   per ordinary shares, [(iii) the impact of share-based compensation expense for share options to be recorded upon the completion of this offering,] and (iv) the sale of     ordinary shares by us in this offering at an assumed initial public offering price of $    per ordinary shares, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional ordinary shares.

The pro forma as adjusted information set forth below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes that appear elsewhere in this prospectus, as well as the sections of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
	As of June 30, 2023
	Actual (unaudited)	Pro Forma (1)	Pro Forma As Adjusted (1)(2)
	(Amounts in thousands, except share and per share data)
Cash	$7,731	$7,731	$
Convertible notes (including related parties convertible notes of $10,762, net of debt discount and issuance costs)	$ 14,788	$ —
Derivative liabilities (including related parties derivative liabilities of $1,685)	2,679	—
Redeemable convertible preferred shares (Series B, Pre-C and C), $0.1 par value; 56,973,336 shares authorized; 53,622,601 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	65,876	—	—
Shareholders' equity (deficit):
Ordinary shares, $0.1 par value, 443,026,664 shares authorized; 40,492,206 shares issued and outstanding; shares authorized, 94,114,807 shares issued and outstanding, pro forma; shares authorized, shares issued and shares outstanding, pro forma as adjusted	4,049	9,411
Additional paid-in capital	13,176	88,478
Accumulated deficit	(97,823)	(95,144)
Accumulated other comprehensive loss	(1,334)	(1,334)
Total shareholders' equity (deficit)	(81,932)	1,411
Total capitalization	$1,411	$1,411	$
(1)
The unaudited pro forma and pro forma as adjusted information does not include the impact of share-based compensation expense for share options which we expect to record upon the completion of this offering.

(2)
The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital and total shareholders’ equity (deficit) following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $    per ordinary share, the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus, would increase (decrease) each of total equity (deficit) and total capitalization by $    million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The table above is based on the number of shares of ordinary shares outstanding as of June 30, 2023, and excludes:
•	13,169,967 ordinary shares issuable upon exercise of share options outstanding as of June 30, 2023, at a weighted average exercise price of $0.16 per share; and
•	1,099,419 ordinary shares reserved for future issuance under our Equity Incentive Plan #4, or the 2022 Plan as of June 30, 2023.

DILUTION
If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per ordinary share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares and holders of our preferred shares which will automatically convert into our ordinary shares upon the completion of this offering.
Our net tangible book value as of June 30, 2023, was approximately negative $   per ordinary share. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Pro forma net tangible book value per ordinary share is calculated after giving effect to the automatic conversion of all of our outstanding preferred shares and convertible notes and associated interest. Dilution is determined by subtracting pro forma net tangible book value per ordinary share from the assumed public offering price per ordinary share.
Without taking into account any other changes in such net tangible book value after June 30, 2023, other than to give effect to our issuance and sale of     ordinary shares in this offering at an assumed initial public offering price of $    per ordinary share, the midpoint of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), our pro forma as adjusted net tangible book value as of June 30, 2023 would have been $    per outstanding ordinary share. This represents an immediate increase in net tangible book value of $    per ordinary share to existing shareholders and an immediate dilution in net tangible book value of $    per ordinary share to purchasers of ordinary shares in this offering. The following table illustrates such dilution:
Per Ordinary Share
Assumed initial public offering price per ordinary share	$
Net tangible book value per ordinary share	$
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our outstanding preferred shares and issued convertible notes and associated interest, as of June 30, 2023
$
Pro forma net tangible book value per ordinary share as adjusted to give effect to the automatic conversion of all of our outstanding preferred shares and convertible notes and associated interest, and this offering, as of June 30, 2023
$
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	$
A $1.00 change in the assumed public offering price of $    per ordinary share would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma as adjusted net tangible book value after giving effect to the offering by $    million, the pro forma as adjusted net tangible book value per ordinary share and per ordinary share after giving effect to this offering by $    per ordinary share and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ordinary share to new investors in this offering by $    per ordinary share, assuming no change to the number of ordinary shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of June 30, 2023, the differences between our shareholders as of June 30, 2023, and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of $    per ordinary share before deducting estimated underwriting discounts and commissions and estimated offering expenses.
	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders
New investors
Total				100%
A $1.00 change in the assumed public offering price of $    per ordinary share would, in the case of an increase, increase and, in the case of a decrease, decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per ordinary share and average price per ordinary share paid by all shareholders by $   , $   , $    and $   , respectively, assuming no change to the number of ordinary shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The discussion and tables above also assume no exercise of any outstanding stock options outstanding as of the date of this prospectus. As of the date of this prospectus, there are     ordinary shares issuable upon exercise of outstanding stock options at a weighted average exercise price of $    per ordinary share, and there were     ordinary shares available for future issuance upon exercise of future grants under our equity incentive plans. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES
We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:
•	political and economic stability;
•	an effective judicial system;
•	tax neutrality;
•	the absence of exchange control or currency restrictions; and
•	the availability of professional and support services.
However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:
•
the Cayman Islands has a less-developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to those of the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.
Our memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.
All of our directors are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.
Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize and enforce a final and conclusive judgement in personam obtained in federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature, a fine or a penalty or similar fiscal or revenue obligations) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that: (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of the natural justice of Cayman Islands; (c) such judgment was not obtained by fraud; (d) such judgment was not obtained in a manner, and is not a kind the enforcement of which, is contrary to natural justice or the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the civil liability provisions of the federal securities laws in the United States without retrial on the merits if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that may be regarded as fines, penalties or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with the “Summary Consolidated Financial Data” section of this prospectus and our consolidated financial statements as of June 30, 2023 and December 31, 2022 and for the six months ended June 30, 2023 and 2022 and for the years ended December 31, 2022, 2021 and the related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. As a result of many factors, such as those set forth under the “Risk Factors” and “Forward-Looking Statements” sections and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements. All dollar amounts are expressed in United States dollars (“$”), unless otherwise indicated.
Overview
We are a clinical-stage biotechnology company committed to protecting patients’ brain health and changing clinical outcomes for a broad range of neurodegenerative diseases by developing novel, highly sensitive and selective diagnostic tools and novel therapeutics.
Our name, APRINOIA, merges “apricum,” the Latin word for sunlight, and “noia,” the Greek suffix for the mind, reflecting our mission to shed light on ways to better diagnose and treat dreaded neurodegenerative diseases with a vision to offer a brighter future for our patients with novel diagnostic tools and targeted therapeutics.
Since our inception in 2015, our operations have focused on organizing and staffing our company, business planning, raising capital, establishing our intellectual property portfolio, conducting research and development activities, including drug discovery, preclinical studies and clinical trials, and providing general and administrative support for these operations. We do not have any product candidates approved for commercialization and have not generated any revenue from product sales.
We have funded our operations to date primarily through equity and debt financing and licensing arrangements. We have received net proceeds of $65.9 million from the sale of preferred shares and $16.5 million from issuance of convertible notes through June 30, 2023. During the six months ended June 30, 2023, we recognized $6.6 million net upfront payment under the Yitai License Agreement (as defined below) and $1.9 million payment under the Yitai Service Agreement (as defined below) from Yantai Yitai Pharmaceutical Technology Co., Ltd. (“Yitai”), a wholly-owned subsidiary of our collaboration partner and related party, Yantai Dongcheng Biochemicals Co., Ltd (together with its subsidiaries, “Dongcheng Pharma”), pursuant to the license and commercialization agreement with Dongcheng and Yitai (the “Yitai License Agreement”) and assignment and consulting service agreement (the “Yitai Service Agreement”, together with the Yitai License Agreement, “Yitai Agreements”). As of June 30, 2023, we had $7.7 million in cash.
We have incurred significant operating losses since our inception – our total comprehensive loss was $7.5 million, $28.7 million and $23.4 million for the six months ended June 30, 2023 and the years ended December 31, 2022 and 2021, respectively. We expect to continue to incur net losses for the foreseeable future, and we expect that our research and development expenses, general and administrative expenses and capital expenditures will continue to increase substantially for the foreseeable future in connection with our ongoing activities, as we:
•	continue our ongoing and planned clinical research and development of our lead diagnostic product candidate, APN-1607, in the United States for the diagnosis of AD and PSP;
•
continue our ongoing and planned preclinical studies and clinical research and development of our other diagnostic and therapeutic product candidates, including our lead therapeutic product candidate, APNmAb005, and Tau and α-Syn degrader candidates;

•	continue our other ongoing and planned discovery and research and development activities;
•	seek to discover and develop additional product candidates and further expand our clinical product pipeline;
•	seek regulatory approvals for any product candidates that successfully complete clinical trials;
•	establish sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain regulatory approval;
•	develop, maintain, expand and protect our intellectual property portfolio;

•	hire additional research, clinical, quality control, and administrative personnel;
•	expand our operations globally; and
•	incur additional legal, accounting, investor relations, insurance and other expenses associated with operating as a public company following the completion of this offering.
Because of the numerous risks and uncertainties associated with product development, we may never achieve or sustain profitability and, unless and until we are able to develop and commercialize our product candidates, we will need to continue to raise additional capital. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through public or private equity or debt financings, or potentially other capital sources, such as collaboration or licensing arrangements with third parties or other strategic transactions. There are no assurances that we will be successful in obtaining an adequate level of financing to support our business plans when needed on acceptable terms, or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities or the ownership interest of our shareholders upon consummation of this offering, will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our shareholders upon consummation of this offering. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration or licensing arrangements with third parties or other strategic transactions, we may have to relinquish rights to our intellectual property, future revenue streams, research programs, or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise capital as and when needed, or on attractive terms, we may have to significantly delay, reduce, or discontinue the development and commercialization of our product candidates or scale back or terminate our pursuit of new in-licenses and acquisitions.
Based upon our current operating plan, we have determined that additional financing will be required to fund our operations for the next twelve months from the date of the issuance of the accompanying consolidated financial statements included elsewhere in this prospectus and our ability to continue as a going concern is dependent upon obtaining additional capital and financing, including through the consummation of this offering. See “––Liquidity and Capital Resources––Funding Requirements” below for more details.
On January 17, 2023, we entered into a business combination agreement (the “Business Combination Agreement”) with Ross Acquisition Corp II (“RAC”), APRINOIA Therapeutics Holdings Limited (“PubCo”), APRINOIA Therapeutics Merger Sub 1, Inc. (“Merger Sub 1”), APRINOIA Therapeutics Merger Sub 2, Inc. (“Merger Sub 2), and APRINOIA Therapeutics Merger Sub 3, Inc. (“Merger Sub 3”), pursuant to which RAC will merge with and into Merger Sub 1, with Merger Sub 1 being the surviving entity, Merger Sub 2 will merge with and into APRINOIA, with APRINOIA being the surviving entity, and APRINOIA will merge with and into Merger Sub 3, with Merger Sub 3 being the surviving entity (collectively, the “Business Combination”). In connection with the Business Combination, we and RAC entered into an advance agreement (the “Advance Agreement”), pursuant to which, we agreed to advance up to an aggregate of $990,000 to RAC’s trust account from March 2023 through August 2023. During the six months ended June 30, 2023, we made advance payments of $660,000 to RAC. Subsequent to June 30, 2023 prior to the termination of the Business Combination, we made additional advance payments of $330,000 to RAC. On August 21, 2023, we and RAC terminated the Business Combination Agreement in a mutual decision. As a result of the termination, the Advance Agreement and the Business Combination Agreement is of no further force and effect, with the exception of the specified provisions in Section 11.02 of the Business Combination Agreement – Effect of Termination, which shall survive the termination of the Business Combination Agreement and remain in full force and effect in accordance with their respective terms. Subsequent to the termination of the Business Combination, we contemplate our initial public offering (“IPO”). Because the Business Combination has been terminated, we will expense approximately $2,700,000 in capitalized deferred operating costs related to the Business Combination and write off the aggregate advance payments made to RAC of $990,000 in the second half of 2023.

Significant Components of Our Results of Operations
Revenue
We currently generate revenue through our product licensing by providing our third-party and related party licensees with the right to access our product candidates, and through providing our data and documentation for certain clinical research and studies. To date, we have not generated revenue from product sales. Our ability to generate product revenue and to become profitable in the future will depend on our ability to successfully develop, obtain regulatory approval for, and commercialize our product candidates.
Operating Expenses
Research and Development Expenses
The largest component of our total operating expenses has historically been, and we expect will continue to be, research and development expenses, which consist primarily of costs incurred in connection with our research activities and include:
•	expenses incurred under agreements with organizations that support our drug discovery and development activities;
•	expenses incurred in connection with the preclinical and clinical development of our product candidates and programs;
•
costs related to contract research organizations (“CROs”) and contract development and manufacturing organizations (“CDMOs”), that are primarily engaged to provide drug substance and product for our clinical trials, research and development programs, as well as investigative sites and consultants that conduct our clinical trials, nonclinical studies and other scientific development services;

•	costs of acquiring and manufacturing nonclinical and clinical trial materials, including manufacturing registration and validation batches;
•	employee-related expenses, including salaries, related benefits and equity-based compensation expense, for employees engaged in research and development functions;
•	costs related to compliance with quality and regulatory requirements;
•	payments made under third-party licensing agreements; and
•	direct and allocated costs related to facilities, information technology, personnel and other overhead.
Research and development costs are expensed as incurred. Costs for certain activities, such as preclinical studies and clinical trials, are generally recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and investigators. We currently do not track research and development expenses by program.
Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect our research and development expenses to increase over the next several years as our existing clinical programs progress and as we seek to advance our preclinical product candidates into clinical development and initiate clinical trials of additional product candidates. We also expect to incur increased research and development expenses as we selectively identify and develop additional product candidates. However, it is difficult to determine with certainty the duration and completion costs of our current or future preclinical programs and clinical trials of our product candidates.
The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors that include, but are not limited to, the following:
•	per patient trial costs;
•	the number of patients that participate in the trials;
•	the number of sites included in the trials;
•	the countries in which the trials are conducted;

•	the length of time required to enroll eligible patients;
•	the drop-out or discontinuation rates of patients;
•	potential additional safety monitoring or other studies requested by regulatory agencies;
•	the duration of patient follow-up;
•	the efficacy and safety profile of the product candidates;
•	the number of trials required for regulatory approval;
•	the receipt of regulatory approvals from applicable regulatory authorities;
•	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities; and
•	the extent to which we establish collaboration, licensing or similar arrangements and the performance of any related third parties.
A change in the outcome of any of these variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of such product candidate. In addition, the probability of success for each product candidate will depend on numerous factors, including competition, manufacturing capability and commercial viability. We will determine which programs to pursue and how much to fund each program in response to the scientific and clinical success of each product candidate, as well as an assessment of each product candidate’s commercial potential. Because our product candidates are still in clinical and preclinical development and the outcome of these efforts is uncertain, we cannot estimate the actual amounts necessary to successfully complete the development and commercialization of product candidates and whether, or when, we may achieve profitability.
General and Administrative Expenses
General and administrative expenses consist primarily of personnel expenses, including salaries, benefits and share-based compensation expense, if any, for personnel in executive, finance, accounting, business development, legal and human resource functions. General and administrative expenses also include corporate facility costs not otherwise included in research and development expenses, legal fees related to intellectual property and corporate matters and fees for accounting and consulting services. General and administrative costs are expensed as incurred, and we accrue for services provided by third parties related to the above expenses by monitoring the status of services provided and adjusting our accruals as actual costs become known.
We expect our general and administrative expenses to increase in the foreseeable future to support our continued research and development activities, potential commercialization of our product candidates and operating as a public company. These increased costs are anticipated to be related to the hiring of additional personnel, developing commercial infrastructure, fees to outside consultants, lawyers and accountants, and costs associated with being a public company such as accounting, audit, legal, regulatory, compliance and director and officer insurance costs, as well as investor and public relations expenses.
Results of Operations
The following table summarizes our results of operations for the periods or years indicated:
	For the six months ended June 30,				Year Ended December 31,
	2023	2022	Change	%	2022	2021	Change	%
	($ in thousands, except percentages)
Revenue	$496	$295	$201	68	$394	$550	$(156)	(28)
Revenue - related party	8,538	—	8,538	—	—	—	—	—
Total revenue	9,034	295	8,739	2,962	394	550	(156)	(28)
Operating expenses
Research and development	11,067	11,289	(222)	(2)	21,617	19,660	1,957	10
General and administrative	4,704	2,849	1,855	65	7,041	4,787	2,254	47
Total operating expenses	15,771	14,138	1,633	12	28,658	24,447	4,211	17

	For the six months ended June 30,				Year Ended December 31,
	2023	2022	Change	%	2022	2021	Change	%
	($ in thousands, except percentages)
Loss from operations	(6,737)	(13,843)	7,106	(51)	(28,264)	(23,897)	(4,367)	18
Other (expense) income:
Interest expense, net	(1,444)	(13)	(1,431)	11,008	(67)	(36)	(31)	86
Change in fair value of derivative liabilities	498	—	498	—	—	—	—	—
Other income (expense), net	551	186	365	196	117	672	(555)	(83)
Total other income (expense), net	(395)	173	(568)	(328)	50	636	(586)	(92)
Loss before income taxes	(7,132)	(13,670)	6,538	(48)	(28,214)	(23,261)	(4,953)	21
Provision for income taxes	(53)	(6)	(47)	783	(17)	—	(17)	—
Net loss	$(7,185)	$(13,676)	$6,491	(47)	$(28,231)	$(23,261)	$(4,970)	21
Comparison of the Six Months Ended June 30, 2023 and 2022
Revenue
Revenue for the six months ended June 30, 2023 was $9.0 million, compared to $0.3 million for the six months ended June 30, 2022. The net increase of $8.7 million was primarily due to the $6.6 million net upfront payment we recognized under the Yitai License Agreement and $1.9 million payment recognized under the Yitai Service Agreement.
Operating Expenses
Research and Development Expenses
The following table summarizes our research and development expenses for the six months ended June 30, 2023 and 2022:
	For the six months ended June 30,
	2023	2022	Change	%
	($ in thousands, except percentages)
Outsourced research services	$5,344	$7,423	$(2,079)	(28)
Personnel expenses (including share-based compensation)	3,426	2,346	1,080	46
Facilities and lab supplies	907	533	374	70
Legal, professional and consulting fees	494	674	(180)	(27)
Other expenses	896	313	583	186
	$11,067	$11,289	$(222)	(2)
Research and development expenses for the six months ended June 30, 2023 were $11.1 million, compared to $11.3 million for the six months ended June 30, 2022. The net decrease of $0.2 million was primarily due to a decrease of $2.1 million in outsourced research fees as we minimized the utilization of third-party consultants, offset by an increase of $1.1 million in personnel expenses, including share-based compensation expense and an increase of $0.9 million in facility and lab supplies and other research and development expenses as a result of increased headcount and internal research and development activities to support our programs.

General and Administrative Expenses
The following table summarizes our general and administrative expenses for the six months ended June 30, 2023 and 2022:
	For the six months ended June 30,
	2023	2022	Change	%
	($ in thousands, except percentages)
Personnel expenses (including share-based compensation)	$2,550	$1,021	$1,529	150
Legal, professional and consulting fees	1,585	1,432	153	11
Facilities and lab supplies	246	241	5	2
Other expenses	323	155	168	108
	$4,704	$2,849	$1,855	65
General and administrative expenses for the six months ended June 30, 2023 were $4.7 million, compared to $2.8 million for the six months ended June 30, 2022. The net increase of $1.9 million was primarily due to an increase of $1.5 million in personnel expenses due to increased headcount, and an increase of $0.2 million in legal, professional and consulting fees relating to the aforementioned Business Combination, which was terminated subsequent to June 30, 2023.
Other (Expense) Income
Interest Expense, Net
Interest expense, net for the six months ended June 30, 2023 was $1.4 million, compared to $0.01 million for the six months ended June 30, 2022. This increase of $1.4 million was primarily due to the interest charge, including the associated amortization of debt discount and issuance costs, recognized from the various convertible promissory notes issued in December 2022 and during the six months ended June 30, 2023 in an aggregate principal amount of $16.7 million. These notes bear an interest rate of 5% per annum.
Change in fair value of derivative liabilities
Change in fair value of derivative liabilities was $0.5 million for the six months ended June 30, 2023, compared to zero for the six months ended June 30, 2022. The derivative liabilities are related to the embedded redemption features in connection with the convertible notes that were issued in December 2022 and during the six months ended June 30, 2023. The derivative liabilities were recorded at their fair value at issuance and are subsequently remeasured to fair value at each reporting date.
Other Income (Expense), Net
Other income (expense), net for the six months ended June 30, 2023 was income of $0.6 million, compared to income of $0.2 million for the six months ended June 30, 2022. This increase of $0.4 million was primarily attributable to gains realized on foreign currency transactions due to changes in foreign currency exchange rates.
Provision for Income Taxes
Provision for income taxes of $0.05 million and $0.01 million for the six months ended June 30, 2023 and 2022, respectively, was generated as a result of taxable income in the United States.
Net Loss
As a result of the foregoing, we had a net loss of $7.2 million and $13.7 million for the six months ended June 30, 2023 and 2022, respectively.
Comparison of Years Ended December 31, 2022 and 2021
Revenue
Revenue for the year ended December 31, 2022 was $0.4 million, compared to $0.6 million for the year ended December 31, 2021. The net decrease of $0.2 million was primarily due to decreases in research and development service arrangements of $0.1 million due to one-time upfront payments received in 2021 and a decrease in material fees of $0.1 million as a result of reduced orders in 2022.

Operating Expenses
Research and Development Expenses
The following table summarizes our research and development expenses for the years ended December 31, 2022 and 2021:
	For the Year Ended December 31,
	2022	2021	Change	%
	($ in thousands, except percentages)
Outsourced research services	$12,583	$14,940	$(2,357)	(16)
Personnel expenses (including share-based compensation)	6,072	2,384	3,688	155
Facilities and lab supplies	1,332	936	396	42
Legal, professional and consulting fees	893	735	158	21
Other expenses	737	665	72	11
	$21,617	$19,660	$1,957	10
Research and development expenses for the year ended December 31, 2022 were $21.6 million, compared to $19.7 million for the year ended December 31, 2021. The net increase of $1.9 million was primarily due to an increase of $3.7 million in personnel expenses, including share-based compensation expense and $0.4 million in facilities and lab supplies as a result of additional research and development employees to support our programs, and an increase of $0.2 million in legal, professional and consulting fees as a result of our operational expansion. These increases were partially offset by a decrease of $2.4 million in outsourced research services as we minimized the utilization of third-party consultants in research and development activities and therefore handled more of these activities internally.
General and Administrative Expenses
The following table summarizes our general and administrative expenses for the years ended December 31, 2022 and 2021:
	For the Year Ended December 31,
	2022	2021	Change	%
	($ in thousands, except percentages)
Personnel expenses (including share-based compensation)	$3,549	$2,056	$1,493	73
Legal, professional and consulting fees	2,709	2,011	698	35
Facilities and lab supplies	412	237	175	74
Other expenses	371	483	(112)	(23)
	$7,041	$4,787	$2,254	47
General and administrative expenses for the year ended December 31, 2022 were $7.0 million, compared to $4.8 million for the year ended December 31, 2021. The net increase of $2.2 million was primarily due to (i) an increase of $1.5 million in employee compensation to our general and administrative personnel as a result of our operational expansion and (ii) a net increase of $0.7 million in legal, professional and consulting fees relating to certain proposed business combinations.
Other (Expense) Income
Interest Expense, Net
Interest expense, net for the year ended December 31, 2022 was $0.07 million, compared to $0.04 million for the year ended December 31, 2021. This increase of $0.03 million was primarily due to a slight increase in short-term borrowings from financial institutions in 2022 as compared to 2021.

Other Income (Expense), Net
Other income (expense), net for the year ended December 31, 2022 was $0.1 million, compared to $0.7 million for the year ended December 31, 2021. This decrease of $0.6 million was primarily attributable to a decrease in grant revenue relating to grants received from government-sponsored entities for research and development activities.
Provision for Income Taxes
Provision for income taxes of $0.02 million for the year ended December 31, 2022 was generated as a result of taxable income in the United States. Provision for income taxes of zero for the year ended December 31, 2021 was due to tax loss carryforwards.
Net Loss
As a result of the foregoing, we had a net loss of $28.2 million and $23.3 million for the year ended December 31, 2022 and 2021, respectively.
Liquidity and Capital Resources
Funding Requirements
We do not currently have any approved products and have not generated any revenue from product sales. We have funded our operations to date primarily through equity and debt financing and licensing arrangements. We have received net proceeds of $65.9 million from the sale of preferred shares and $16.5 million from issuance of convertible notes through June 30, 2023. During the six months ended June 30, 2023, we recognized $6.6 million net upfront payment under the Yitai License Agreement and $1.9 million payment under the Yitai Service Agreement. As of June 30, 2023, we had $7.7 million in cash.
Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and operating losses for the foreseeable future as we advance the preclinical studies and clinical development of our research programs and product candidates. We expect that our research and development and general and administrative expenses will increase in connection with conducting additional clinical trials and preclinical studies for our current and future research programs and product candidates, contracting with CROs and CDMOs to support clinical trials and preclinical studies, expanding our intellectual property portfolio, and providing general and administrative support for our operations. As a result, we expect that we will need additional capital to fund our operations.
Based upon our current operating plan, we have determined that additional financing will be required to fund our operations for the next 12 months from the date of the issuance of the accompanying consolidated financial statements included elsewhere in this prospectus and our ability to continue as a going concern is dependent upon obtaining additional capital and financing, including through the consummation of this offering. We do not expect to generate any revenue from product sales unless and until we successfully complete development and obtain regulatory approval for one or more of our product candidates which we expect will take several years. As a result, until we can generate substantial product revenue, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including collaborations, licenses and other similar arrangements.
However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. If we do raise additional capital through public or private equity offerings, the ownership interest of our existing shareholders, including investors in this offering, will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our shareholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. Any failure to raise capital as and when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies. If we are unable to raise capital, we may reduce costs through delaying the development timelines of certain programs or termination of such programs.
Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•	the timing, receipt and amount of sales of any future approved or cleared products, if any;
•	the scope, progress, results and costs of researching and developing our existing product candidates or any future product candidates, and conducting preclinical studies and clinical trials;
•	the timing of, and the costs involved in, obtaining regulatory approvals or clearances for our existing product candidates or any future product candidates;
•
the time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these product candidates;

•	the number and characteristics of any additional product candidates we develop or acquire;
•	the cost of manufacturing our product candidates and any products we successfully commercialize, including costs associated with developing our manufacturing capabilities;
•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;
•	the extent to which we acquire or in-license other product candidates and technologies;
•	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of any such agreements that we may enter into;
•	the expenses needed to attract and retain skilled personnel and senior management; and
•	the costs associated with being a public company.
Further, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development activities. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated product development programs. These matters raise substantial doubt about our ability to continue as a going concern for a period of twelve months from the issue date of this prospectus. The financial statements included elsewhere in this prospectus have been prepared assuming that we will continue to operate as a going concern, which contemplate the realization of assets and settlement of liabilities in the normal course of business and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to our ability to continue as a going concern.
Cash Flows
The following table shows a summary of our cash flows for the periods or years indicated:
	For the Six Months Ended June 30,		For the Year Ended December 31,
	2023	2022	2022	2021
	($ in thousands)
Net cash used in operating activities	$(5,451)	$(9,808)	$(17,237)	$(24,303)
Net cash used in investing activities	(781)	(878)	(2,016)	(317)
Net cash provided by financing activities	13,287	9,002	11,354	31,492
Effect of exchange rates on cash	(545)	(303)	(554)	(60)
Net increase (decrease) in cash	$6,510	$(1,987)	$(8,453)	$6,812
Operating Activities
Net cash used in operating activities was $5.5 million for the six months ended June 30, 2023, compared to $9.8 million for the six months ended June 30, 2022. The decrease of $4.3 million was primarily due to an improvement in net loss that was driven by revenue recognized under the Yitai License Agreement and the Yitai Service Agreement. This decrease was partially offset by a decrease in operating assets and liabilities.
Net cash used in operating activities in the six months ended June 30, 2023 consisted primarily of a net loss of $7.2 million, as adjusted for certain non-cash items totaling $2.0 million, which was primarily driven by non-cash interest expense of $1.4 million associated with interest expense and amortization of debt discount and issuance costs related to the convertible notes, changes in fair value of derivative liabilities of $0.5 million related to the convertible notes, share-based compensation expense of $0.8 million, and depreciation of property and equipment of $0.2 million. Additionally, there was a decrease in operating assets and liabilities of $0.3 million, primarily attributable to a decrease in accounts payable of $1.5 million and prepaid expenses and other current assets of $0.6 million, partially offset by an increase in accrued expenses and other current liabilities of $1.7 million.
Net cash used in operating activities in the six months ended June 30, 2022 consisted primarily of a net loss of $13.7 million, as adjusted for certain non-cash items totaling $0.3 million, which included share based compensation expense of $0.2 million and depreciation of property and equipment of $0.1 million. Additionally, there was an increase in operating assets and liabilities of $3.5 million, primarily attributable to an increase in accounts payable of $3.2 million and decreases in short-term and long-term prepaid expenses and other assets totaling $1.5 million, partially offset by a decrease in accrued expenses and other current liabilities of $1.0 million.
Net cash used in operating activities was $17.2 million for the year ended December 31, 2022, compared to $24.3 million for the year ended December 31, 2021. The decrease of $7.1 million was primarily due to an increase in operating assets and liabilities and share-based compensation expense, partially offset by a deterioration in net loss.
Net cash used in operating activities in 2022 consisted primarily of a net loss of $28.2 million, as adjusted for certain non-cash items, primarily including a net increase in operating assets and liabilities of $8.6 million and share-based compensation expense of $1.9 million. The increase in operating assets and liabilities was primarily attributable to an increase in accounts payable of $7.9 million.
Net cash used in operating activities in 2021 consisted primarily of a net loss of $23.3 million, as adjusted for certain non-cash items, primarily including a net decrease in operating assets and liabilities of $2.3 million and share-based compensation expense of $0.9 million. The decrease in operating assets and liabilities was primarily attributable to a decrease in accounts payables of $2.6 million.
Investing Activities
Net cash used in investing activities in the six months ended June 30, 2023 and 2022 was $0.8 million and $0.9 million, respectively, consisting primarily of notes receivable – related party of $0.7 million in 2023 and purchases of property and equipment of $0.9 million in 2022.
Net cash used in investing activities for the year ended December 31, 2022 was $2.0 million, consisting of purchases of property and equipment.
Net cash used in investing activities for the year ended December 31, 2021 was $0.3 million, consisting primarily of purchases of property and equipment of $0.5 million, partially offset by a cash inflow related to proceeds from disposal of property and equipment of $0.2 million.
Financing Activities
Net cash provided by financing activities for the six months ended June 30, 2023 was $13.3 million, consisting primarily of proceeds from issuance of convertible notes of $15.2 million during 2023, including $10.8 million of proceeds from related party convertible notes, as well as proceeds from the exercise of share options of $0.3 million and proceeds from related party payables of $0.3 million. These financing cash inflows were partially offset by the repayments of short-term borrowings and related party payables of $0.7 million and $1.2 million, respectively, and cash settlements related to deferred offering costs of $0.6 million associated with the Business Combination, which was terminated subsequent to June 30, 2023.
Net cash provided by financing activities for the six months ended June 30, 2022 was $9.0 million, consisting primarily of net proceeds of $9.0 million received from the issuance of preferred shares.
Net cash provided by financing activities for the year ended December 31, 2022 was $11.4 million, consisting primarily of proceeds from issuance of preferred shares of $9.0 million, proceeds from short-term borrowings of $1.5 million, proceeds from issuance of convertible notes of $1.4 million, including $1.0 million proceed from a related party convertible note, and proceeds from related party payables of $0.9 million. These financing cash inflows were partially offset by the repayment of short-term borrowings of $0.7 million, and cash settlements related to deferred offering costs associated with certain proposed business combination of $0.7 million.

Net cash provided by financing activities for the year ended December 31, 2021 was $31.5 million, consisting primarily of proceeds from issuance of preferred shares of $31.0 million, proceeds from exercise of share options of $0.7 million, and proceeds from short-term borrowings of $0.8 million. These financing cash inflows were partially offset by repayments of short-term borrowings of $1.0 million.
Off-Balance Sheet Arrangements
Since the date of our incorporation, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.
Subsequent Events
Appointment of New CEO
Effective July 14, 2023, Dr. Mark S. Shearman was appointed as CEO of our company. Dr. Shearman, who holds a Ph.D. in neuroscience, has extensive experience in pharmaceutical research, drug development and strategic partnerships. Dr. Shearman succeeds the previous CEO of our company, Dr. Ming-Kuei Jang, who assumed the role of president of our company’s Asia operations and remained in his position as chairman of the board of directors of our company, or the board. On September 28, 2023, the board appointed Dr. Shearman to replace Ms. Yen Tzu-Chen on the board, effective October 10, 2023.
Loan Agreement with the Chief Financial Officer of the Company
On October 4, 2023, we entered into a $200,000 loan agreement with our Chief Financial Officer. The loan bears an annual interest rate of 7%. We repaid all principal and interest due per the loan agreement in January 2024.
Changes to Board of Directors
Effective November 15, 2023, Hiroki Narita resigned from the board of directors of our company. On November 17, 2023, our board of directors appointed Roger Pomerantz to replace Mr. Narita on the board, effective November 30, 2023. Effective December 9, 2023, Paul Tempest resigned from the board of directors of our company.
Transfer of Intellectual Property
On December 25, 2023, our board of directors approved the transfer of all intellectual properties of APRINOIA Therapeutics Limited, a subsidiary of our company registered in Hong Kong, to a new subsidiary registered in Ireland. The new subsidiary will be registered under the name of APRINOIA Therapeutics Limited and is wholly owned by our company.
Issuance and Renewal of Convertible Promissory Notes
On November 10 and 20, 2023, we issued two convertible promissory notes to new investors for aggregate consideration of $500,000. Each note bears a simple interest rate of 5% per annum and is due one year after the date of note issuance. On December 12 and 18, 2023, we renewed two convertible promissory notes, with an aggregate principal amount of $1,400,000, with its respective investor. Each renewed note bears a simple interest of 5% per annum from the issuance date of the original note and an increased simple interest of 8% per annum from the date of renewal, and is due one year after the renewal date of such note. On December 21, 2023, a convertible note that was issued to one of our officers for consideration of $50,000 matured. On January 24, 2024 we fully repaid the note in the amount of $52,500, including interest. On January 9, 2024, we issued convertible promissory notes to two new investors for an aggregate consideration of $4,000,000. Each note bears a simple interest rate of 8% per annum and is due one year after the date of note issuance. On January 12, 2024, we renewed a convertible promissory note with a principal amount of $3,000,000. The renewed note bears a simple interest of 5% per annum from the issuance date of the original note and an increased simple interest of 8% per annum from the date of renewal and is due one year after the renewal date.
On January 12, 2024, a convertible note that was issued for consideration of $7,500,000 matured and we executed an agreement with the investor to extend the maturity date to February 15, 2024 for the purpose of renegotiating the terms of the note. We agreed to increase the interest rate to the equivalent of 12.5% per annum during the period of extension and all other terms and conditions of the note remain unchanged.

Qualitative and Quantitative Disclosures about Market Risk
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign exchange and interest rate risk.
Foreign Exchange Risk
Our reporting currency is the U.S. dollar. We maintain the financial statements of certain subsidiaries in their local currency which is also such entity’s functional currency and therefore are exposed to foreign exchange risk relating to multiple foreign currencies. However, most of our expenses are incurred in U.S. dollars, and the majority of our cash is held in U.S. dollars. Accordingly, assets and liabilities are generally translated into U.S. dollars at the current rates of exchange as of the balance sheet date, and revenues and expenses are translated using weighted average rates prevailing during the period. Adjustments from foreign currency translation, net of tax are included as a separate component of accumulated other comprehensive income (loss). Exchange gains or losses arising from foreign currency transactions are included in other income (expense), net in the consolidated statements of operations and comprehensive loss.
The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. We have experienced and will continue to experience fluctuations in foreign exchange gains and losses related to changes in foreign currency exchange rates. In the event our foreign currency denominated assets, liabilities, revenue, or expenses increase, our results of operations may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business, resulting in unrealized foreign exchange gains or losses. We have not engaged in the hedging of foreign currency transactions to date, although we may choose to do so in the future.
A hypothetical 10% change in the relative value of the U.S. dollar to other currencies during any of the periods presented would not have had a material effect on our consolidated financial statements, but could result in significant unrealized foreign exchange gains or losses for any given period.
Interest Rate Risk
Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of interest rates. Our cash flow interest rate risk is mainly concentrated on the fluctuation of interest rates on bank balances and variable rates arising from our bank borrowings, which is being regularly monitored and evaluated by reference to anticipated changes in market interest rate by us. As of June 30, 2023 and December 31, 2022, we had cash and cash equivalents of $7.7 million and $1.2 million, and short-term borrowings of $0.7 million and $1.5 million respectively. We generally hold our cash in interest-bearing demand deposit accounts. Due to the nature of our cash and the balance of our bank borrowings, a hypothetical 1% change in interest rates would not have a material effect on our operational performance. Our cash and bank borrowings are held for working capital purposes. We do not enter into financial instruments for trading or speculative purposes.
Recently Issued Accounting Pronouncements
A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 2 to our consolidated financial statements included elsewhere in this prospectus.
Critical Accounting Policies, Judgments and Estimates
Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which are presented in U.S. dollars and have been prepared in conformity with U.S. GAAP, which include the accounts of APRINOIA Therapeutics Inc. and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in the consolidation process.
The preparation of our financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses, and the disclosure of contingent assets and liabilities at the date of consolidated financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in our consolidated financial statements include, but not limited to, revenue recognition, the fair value of derivative liabilities, the inputs and model assumptions related to the valuation of our share options, and the fair value of our ordinary shares. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. For further information, refer to Note 1 “Nature of Business and Basis of Presentation” and Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus.
Revenue Recognition
Under ASC 606 – Revenue Recognition (“ASC 606”), we recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements within the scope of ASC 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We only apply the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.
At contract inception, once the contract is determined to be within the scope of ASC 606, we assess whether the promised goods or services promised within each contract are distinct and, therefore, represent a separate performance obligation. Goods and services that are determined not to be distinct are combined with other promised goods and services until a distinct bundle is identified. In determining whether goods or services are distinct, we evaluate certain criteria, including whether (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (capable of being distinct) and (ii) the good or service is separately identifiable from other goods or services in the contract (distinct in the context of the contract).
We then determine the transaction price, which is the amount of consideration we expect to be entitled from a customer in exchange for the promised goods or services for each performance obligation and recognize the associated revenue as each performance obligation is satisfied. Our estimate of the transaction price for each contract includes all variable consideration to which we expect to be entitled. Variable consideration includes payments in the form of royalties and milestone payments. If an arrangement includes milestone payments, we evaluate whether the milestones are considered probable of being reached and estimate the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. For arrangements with product licenses that include sales-based royalties or milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties or milestone payments relate, we recognize royalty revenue and sales-based milestones at the later of (i) when the related sales occur, or (ii) when the performance obligation to which the royalty or milestone payment has been allocated has been satisfied. At the end of each reporting period, we re-evaluate the estimated variable consideration included in the transaction price and any related constraint and, as necessary, adjust the estimate of the overall transaction price. Any adjustments will be recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment.
ASC 606 requires us to allocate the arrangement consideration on a relative standalone selling price basis for each performance obligation after determining the transaction price of the contract and identifying the performance obligations to which that amount should be allocated. The relative standalone selling price is defined in the revenue standard as the price at which an entity would sell a promised good or service separately to a customer. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation as each performance obligation is satisfied, either at a point in time or over time, and if over time, recognition is based on the use of an output or input method.
We currently generate revenue through our product licensing by providing third-party and related party licensees with the right to access our product candidates and through providing data and documentation for certain clinical research and studies. All of our revenues that are earned and received in mainland China are subject to a Chinese value-added tax (“VAT”) at applicable tax rates of gross proceeds. We report applicable revenues net of the Chinese VAT for all the periods presented in the accompanying interim condensed consolidated statements of operations and comprehensive loss. An entity that is a VAT general taxpayer is allowed to offset qualified input VAT on purchases against its output VAT liabilities. The VAT payable is reflected in accrued expenses and other current liabilities while the VAT receivable is reflected in prepaid expenses and other current assets in the accompanying condensed consolidated financial statements.
Licensing arrangements
The terms of the licensing arrangements include payment to us for a combination of one or more of the following: upfront license fees, development and regulatory milestone payments, and material fees. We use judgment to determine whether milestones or other variable considerations should be included in the transaction price.
Upfront license fees
We grant licensees a worldwide, non-exclusive, non-transferable, non-sublicensable license to manufacture and use our product candidates with support services for a development program for a defined period of time (generally two to six years). A “development program” refers to one or more scientific research or development studies owned, controlled, and sponsored by the licensees including, without limitation, the use of our product candidates in any clinical studies of the licensees’ products in the specified research fields and geographical territories pursuant to the terms of the licensing agreement. If the license to our intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, we will recognize revenue from upfront license fees allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. The license granted is considered a functional license under ASC 606 and is a single performance obligation. We recognize revenue for the upfront license fees at a point in time.
Development and regulatory milestone payments
We grant licensees a non-exclusive, non-transferable, fully paid, royalty-free license, without right of sublicense, to use our background intellectual property solely to the extent required for the licensees to perform their obligations pursuant to the terms of the licensing agreement for a defined period of time (generally three years). At the inception of each arrangement that includes payments based on the achievement of certain development and regulatory events, we evaluate whether the milestones are considered probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our or the licensee’s control, such as regulatory approvals, are not considered probable of being achieved until regulatory approval is received. The licensees have no contractual right to take possession of our background intellectual property and we are the sole owner of inventions and intellectual property relating to the chemical matter generated during the course of the licensing agreement. The development and regulatory milestone payments contain multiple preclinical and clinical performance milestones, and each milestone represents a performance obligation that also drives the licensee payment schedule. At the end of each subsequent reporting period, we will re-evaluate the probability of achieving such development and regulatory milestones and any related constraint, and if necessary, adjust our estimate of the overall transaction price. Upon the completion of the licensing agreement, all results generated in the performance of the work plan during the term are jointly owned by both parties. “Results” refer to any information or data including, but not limited to, raw data, method, protocol, analysis, conclusions and reports, generated under the work plan. The license granted is considered a functional license under ASC 606. We recognize revenue for development and regulatory milestone payments based on the related labor utilization over the achievement of the milestones pursuant to the terms of the licensing agreement.
Material fees
In connection with the licensing agreement, certain materials and supplies are also paid for by licensees on a transactional basis. We recognize these revenues as the materials and supplies are delivered at a point in time
Research and development services arrangements
The research and development arrangements represent the promises to transfer our data and documentation for certain clinical research and studies to customers. We recognize these revenues as the goods are delivered at a point in time.

Share-Based Compensation
We account for all share-based payment awards granted to employees and non-employees as share-based compensation expense at fair value. We grant equity awards under our share-based compensation programs. The measurement date for employee and non-employee awards is the date of grant, and share-based compensation costs are recognized as expense over the requisite service period, which is the vesting period, on a straight-line basis. Share-based compensation expense is classified in the accompanying consolidated statements of operations and comprehensive loss based on the function to which the related services are provided. We recognize share-based compensation expense for the portion of awards that have vested. Forfeitures are recorded as they occur. There have been no performance conditions attached to the share options granted to date. The fair value of each share option grant is estimated on the date of grant using the Binomial option pricing model with assumptions as follows:
Expected Volatility – Expected volatility was determined by using the historical volatility of the comparable companies’ share prices over the previous 5 years. The expected life used in the model has been adjusted, based on the directors’ best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.
Expected Terms – The expected terms of the options are based on evaluations of historical and expected future employee exercise behavior.
Risk-free interest rate – The risk-free interest rate is determined by reference to the United States Treasury yield curve in effect at the time of grant of the award for time periods that are approximately equal to the expected term of the award.
Expected dividend – The expected dividend yield is zero because we have never paid cash dividends on our ordinary shares and do not expect to pay any cash dividends in the foreseeable future.
Fair value of our ordinary shares – Given the absence of an active market for our ordinary shares, we and the board of directors (the “Board”), the members of which we believe have extensive business, finance, and venture capital experience, are required to estimate the fair value of our ordinary shares at the time of each grant of a share-based award. The grant date fair value of share options is calculated based on the grant date fair value of the underlying ordinary shares. We calculate the fair value of our ordinary shares by considering independent valuations by a third-party valuation specialist who considers factors it believes are material to the valuation process, including but not limited to, the price at which recent equity was issued by us to independent third parties or transacted between third parties, actual and projected financial results, risks, prospects, economic and market conditions, and estimates of weighted average cost of capital. We believe the combination of these factors provides an appropriate estimate of the expected fair value of APRINOIA and reflects the best estimate of the fair value of our ordinary shares at each grant date.
Our valuation of our ordinary shares is prepared using a market approach, based on precedent transactions in the shares, to estimate our total equity value using an option-pricing method (“OPM”). The OPM method derives an equity value such that the value indicated for our ordinary shares by allocating the equity value to each of our securities. Key inputs into the OPM calculation include the risk-free rate, expected time to liquidity and volatility. A reasonable discount for lack of marketability is applied to the total equity value to arrive at an estimate of the total fair value of equity on a non-marketable basis.
Valuation of Derivative Liabilities
The derivative liabilities relate to the embedded redemption features in connection with the convertible notes. The fair value of the embedded redemption features at issuance of the convertible notes and each reporting period was estimated based on significant inputs not observable in the market, which represent Level 3 measurements within the fair value hierarchy. We used a scenario-based model (“SBM”) and a discounted cash flow method to incorporate estimates and assumptions concerning company prospects and market indications into a model to estimate the value of the derivative liability. An SBM considers a range of various potential scenario outcomes assumed to occur with associated probabilities. Cash flow outcomes are then discounted to present value to estimate fair value. The most significant estimates and assumptions used as inputs in the SBM valuation technique impacting the fair value of the embedded redemption features are the timing and probability of a successful financing, delay or renegotiation and dissolution scenario outcomes. We calculated the payment due to the holders of the convertible notes with and without the embedded redemption feature and discounted to present value. We discounted the cash flows using a discount rate at the issuance dates and at reporting date, based on an assessment of our credit position and market yields of companies with similar credit risk at the date of valuation estimation.

Emerging Growth Company Status
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, the accompanying consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. The JOBS Act also exempts us from having to provide an auditor attestation of internal control over financial reporting under Sarbanes-Oxley Act Section 404(b).
As described in Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus, we early adopted certain accounting standards, as the JOBS Act does not preclude an emerging growth company from adopting a new or revised accounting standard earlier than the time that such standard applies to private companies. We expect to use the extended transition period for any other new or revised accounting standards during the period in which we remain an emerging growth company.
We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by nonaffiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

MARKET, INDUSTRY AND OTHER DATA
This prospectus contains estimates, projections and other information concerning our industry, our business and the markets for our product candidates, including data regarding the estimated size of such markets and the incidence of certain medical conditions. We obtained the industry, market and similar data set forth in this prospectus from our internal estimates and research and from academic and industry research, publications, surveys and studies conducted by third parties, including governmental agencies. In some cases, we do not expressly refer to the sources from which this data is derived. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. While we believe that the data we use from third parties are reliable, we have not separately verified this data. Further, while we believe that our internal research is reliable, such research has not been verified by any third party. You are cautioned not to give undue weight to any such information, projections and estimates.

BUSINESS
Overview
We are a clinical-stage biotechnology company committed to protecting patients’ brain health and changing clinical outcomes for a broad range of neurodegenerative diseases by developing novel, highly sensitive and selective diagnostic tools and novel therapeutics.
Our name, APRINOIA, merges “apricum,” the Latin word for sunlight, and “noia,” the Greek suffix for the mind, reflecting our mission to shed light on ways to better diagnose and treat dreaded neurodegenerative diseases with a vision to offer a brighter future for patients with novel diagnostic tools and targeted therapeutics worldwide.
Neurodegenerative diseases are relentless and largely fatal, resulting from progressive loss of nerve cells in the brain and, depending on the specific disorders, can affect a broad range of cognitive, behavioral, and motor functions, such as memory, thinking, speaking, walking, and breathing. Although our understanding of the underlying pathophysiology has grown over the past decade due to advances in neuroscience, a significant unmet need remains for both accurate, safe and personalized diagnostics and effective and safe treatments.
In harnessing the power of precision neuroscience, we are developing several different diagnostic and therapeutic platforms to detect and target both common and neurodegenerative disorders marked by abnormal protein aggregates of tau and alpha-synuclein (“α-Syn”) that are toxic to brain cells.
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Tau & Tauopathies. Tau is an important protein in the brain that exists in different forms and plays a critical role in brain function. Tauopathies are neurodegenerative diseases characterized by accumulation of aggregated tau protein in distinct brain regions, such as Progressive Supranuclear Palsy (“PSP”), Alzheimer’s disease (“AD”) and Pick’s disease (“PiD”). Cumulative increases of these abnormal aggregates correlate with disease progression, and depending on the disorder can result in loss of memory, balance, walking and control of eye movements with the eventual loss of independent neurologic function.

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α-Syn & synucleinopathies. α-Syn is an important and highly abundant protein in the brain that regulates the release of neurochemicals between brain cells. Synucleinopathies are neurodegenerative diseases characterized by aggregation of abnormal α-Syn proteins. In synucleinopathies such as Parkinson’s disease (“PD”), Lewy Body Dementia (“LBD”) and Multiple System Atrophy (“MSA”), abnormal α-Syn aggregates accumulate in specific brain regions, and depending on the disorder can result in progressive loss of neurologic function, leading to problems with motor control, walking, balance, behavior and memory.

Tauopathies and synucleinopathies affect approximately 50 million and 10 million people worldwide, respectively, and collectively account for most cases of dementia and movement disorders, resulting in devastating emotional and socio-economic consequences, including prolonged hospitalizations, nursing home placement and death. See “––Overview of Unmet Medical Needs and Market Opportunities in Neurodegenerative Diseases” for more information.
As detailed below, we are developing three platforms to diagnose and treat these disorders, namely: (1) positron emission tomography (“PET”) diagnostic tracers for tau and α-Syn aggregates, with 18F-APN-1607 (INN: florzolotau) (“APN-1607”) being a 3 carboxy-terminal (“3R”)/4 carboxy-terminal domains (“4R”) tau PET tracer for the diagnosis of PSP and related disorders, as well as AD; (2) an antibody platform, with APNmAb005 being a novel monoclonal antibody designed to offer greater selectivity for pathologic forms of tau that contribute to the pathogenesis of AD and primary tauopathies; and (3) a protein degrader platform based on the proteolysis targeting chimeras (“PROTAC”) that targets pathological α-Syn and tau proteins, which we believe potentially represents one of the more innovative therapeutic approaches for the treatment of neurodegenerative diseases, an area previously thought to be undruggable by traditional small molecules.
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PET diagnostic tracer APN-1607. We are developing APN-1607 as a PET imaging tracer for the detection of 3R and 4R tau aggregates, which contribute to the pathogenesis of various tauopathies, including PSP, a rare neurodegenerative disease. Based on Title 21 of the Code of Federal Regulations, Part 315, Diagnostics Radiopharmaceuticals, we seek two indication claims for APN-1607: (1) as a pathological or disease marker of 4R tau in PSP and (2) as clinically useful marker for the diagnostic management in patients who present with parkinsonian syndromes in whom the diagnosis of PSP is uncertain or requires confirmation. We have received an Orphan Drug Designation (“ODD”) from the U.S. Food and Drug Administration (the “FDA”) in 2017 for APN-1607 as a diagnostic agent for PSP. Under the U.S. Orphan Drug Act, the FDA may grant ODDs to drugs or biologics intended to treat a “rare disease or condition”

(defined as affecting fewer than 200,000 individuals in the United States). If a product with an ODD receives an initial FDA marketing approval, the product is entitled to orphan exclusivity, which means the FDA may not approve any other applications to market the same drug for the same indication for a period of seven years following marketing approval, except in certain very limited circumstances, such as if the later product shows clinical superiority to the orphan product or where the manufacturer of the earlier product is unable to assure sufficient product quantity. However, we may not be the first to obtain marketing approval for the orphan indication due to the competition from the market. Further, ODD neither curtails the development period or regulatory review time needed before the commercialization of a product candidate nor presents the product candidate any advantage in the regulatory review or approval process.
We are developing APN-1607 in PSP and AD globally, independently or in collaboration with our partner: We obtained a Study May Proceed letter from the FDA on December 8, 2023 allowing us to conduct a Phase 3 clinical trial to evaluate the efficacy and safety of APN-1607 as a diagnostic marker for PSP. We also have a Phase 2 clinical trial for APN-1607 in AD in the United States, Japan and Taiwan, which is active and not recruiting for the time being due to a reprioritization of resources, with the last patient enrolled on July 11, 2022. Additionally, in collaboration with Yantai Yitai Pharmaceutical Technology Co., Ltd. (“Yitai”), we launched a Phase 3 clinical trial,, also for AD, in mainland China, which met its target enrollment of 230 subjects, with the last subject enrolled on December 21, 2023. Contingent on the results of this trial, Yitai plans to submit an NDA to China’s National Medical Products Administration (“NMPA”) for the marketing approval of APN-1607 for the diagnosis of AD in mainland China. See below for further details regarding these clinical programs.
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Antibody platform and APNmAb005. APNmAb005 is a humanized anti-tau antibody we are developing for the treatment of AD, non-AD primary tauopathies including rare neurodegenerative disorders, such as PSP, cortico-basal degeneration (“CBD”) and behavioral variant Frontal Temporal Dementia (“FTD”) or its subcategory, Pick’s Disease (“PiD”). Unlike most other anti-tau antibodies currently in clinical development that bind to all forms of tau or phospho-tau (i.e., sites on tau protein that undergo phoshoprylation in disease state), APNmAb005 is designed to target a specific conformation epitope in tau oligomers/aggregates formed at axons/dendrites at early stages of disease that may contribute to disease progression. Based on existing clinical studies, we believe blocking the pathological tau transmission has the potential to offer an effective treatment to slow down the disease progression for AD patients. While the recent approval of two anti-amyloid antibody treatments – aducanumab (Aduhelm®) and lecanemab (Leqembi®) – represents a significant advance in the field, their widespread use will be likely limited due to safety concerns arising from anti-amyloid imaging related abnormalities (“ARIA”). Furthermore, despite the dramatic reductions in amyloid pathology, suggested by recent studies, their efficacy in slowing cognitive decline in such studies was modest. These findings are consistent with the long-standing notion that although the accumulation of amyloid plays a critical role in the pathogenesis of AD, clearing amyloid alone is insufficient to completely block or prevent disease progression and argues for the discovery of other disease modifying targets such pathological forms of tau, which correlate with disease progression and cognitive decline. An IND for the APNmAb005 program was filed on February 24, 2022, and the FDA granted a Study May Proceed letter on April 20, 2022 for the Phase 1 trial to evaluate the safety of APNmAb005 in healthy volunteers. The first cohort of 8 subjects was dosed and the safety review was completed on August 18, 2023. There were no clinically significant safety findings. The study is currently active and not recruiting for the time being due to a reprioritization of resources. Dosing of the remaining cohorts is anticipated to resume in the fourth quarter of 2024.

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Protein degrader platform and PROTAC degraders. Our proprietary PROTAC degrader programs for α-Syn and tau are our most innovative and cutting-edge platforms and have the potential to herald an entirely new class of drugs for the treatment of neurodegenerative disorders such as AD and PD. Our tau and α-Syn degrader programs are currently in the preclinical stages. Empowered by our knowledge of aggregated protein binder chemistry from our PET tracer programs we have generated a proprietary degrader library of 800+ compounds in α-Syn and tau degrader space. Potent α-Syn degraders are identified from a cellular model of human dopaminergic neurons and the active degraders have been validated in animal models for selectivity, mechanism of action, physicochemical and metabolic properties. Our data demonstrate that it is feasible for this class of molecules to achieve reasonable brain penetration. Importantly, in preliminary studies we have observed significant reduction of pathological α-Syn in transgenic mice. Our tau degrader program is supported by Alzheimer’s Drug Discovery Foundation

(“ADDF”) following their rigorous scientific review process. The active compounds identified from our degrader library are highly selective for aggregated pathological tau while sparing the normal monomer tau. Similar to that with α-Syn degraders, we have conducted extensive work to validate the degrader mechanism and characterize metabolic and pharmacokinetic features. Both degrader programs are currently at lead optimization stages aiming for improved physicochemical properties, brain exposure and eventually robust in vivo efficacy by oral dosing. Our goal is to advance at least one degrader compound to IND-enabling GLP toxicology studies in 2025.
See “—Our Next-Generation Diagnostic Pipeline” and “—Our Differentiated Therapeutic Platforms and Pipeline — Our Therapeutic Platforms” below for further details regarding our platforms. An inherent risk in all clinical trials, is that these trials may fail for different reasons if the results do not meet the primary endpoint. For a detailed discussion of the risks associated with clinical trials, see ‘‘Risk Factors — If the clinical trials of any of our product candidates fail to demonstrate safety and efficacy to the satisfaction of the FDA or other regulatory authorities, or do not otherwise produce favorable results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.”
Our Pipeline
Leveraging our three platforms, we are developing a pipeline as shown below:

Notes:

(1)	Phase 2 clinical trial of APN-1607 tau tracer for AD in the United States, Japan and Taiwan, is active non-recruiting.
(2)
Our tau PET tracer APN-1607 improved upon a previously developed first generation compound from National Institute for Quantum Science and Technology ("QST") in Japan. We obtained an exclusive worldwide license from QST for its patent for APN-1607 in 2016. We have an exclusive license for worldwide rights to develop and commercialize APN-1607, except for mainland China, where we granted an exclusive sublicense for its development, manufacture, marketing and distribution to Yantai Yitai Pharmaceutical Technology Co., Ltd.

Diagnostics Pipeline
We are developing PET imaging agents for the diagnosis and tracking of neurodegenerative disorders such as AD, PSP and related tauopathies and synucleinopathies. Our diagnostic pipeline includes PET tracers that target abnormal tau and α-Syn protein aggregates and enable (i) the visualization of their distribution in brain regions and (ii) their quantification.
Currently, early diagnostic markers for most neurodegenerative diseases do not exist. This is particularly true for patients who may have PSP or one of its variants, where in most cases clinicians cannot differentiate among these disorders or make specific diagnoses without pathological confirmation (i.e., autopsy). Our diagnostic product candidates, if approved, may provide clinicians with powerful and quantifiable tools to make more accurate clinical diagnoses earlier in the course of a neurodegenerative disease, potentially enable differentiation among different neurodegenerative disorders that clinically can resemble each other, such as PSP and PD, and importantly, enable clinicians to intervene with novel therapies that may be more likely effective at earlier stages of the disorder. These tracers may also improve the probability of success of clinical trials, by enabling the recruitment of patients at earlier stages of disease, who are more likely respond to treatment as was recently shown in the Phase 3 clinical trials for lecanemab and donanemab.

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Our lead diagnostic product candidate (APN-1607). APN-1607 is our 3R/4R tau PET tracer and most clinically advanced diagnostic product candidate. APN-1607 is designed as a new generation tau PET tracer to achieve a higher specificity for the pathological tau aggregates. We believe that APN-1607, if approved, has the potential to be a powerful enabling tool for the diagnosis of various tauopathies, as it has shown low non-specific binding to other brain proteins, and the ability to detect different forms of tau in clinical studies. APN-1607 may therefore potentially be used in more precise diagnosis and stage classification of various tauopathies, including PSP, AD and PiD.

APN-1607 is being studied in PSP, for which we hold an ODD. In July 2023, the FDA agreed that we could conduct a single Phase 3 clinical trial of APN-1607 as a basis for approval without a pathology study, normally required for these types of programs. In lieu of a second trial, we will provide confirmatory evidence to support the diagnostic accuracy of the APN-1607 using other data sources such as the existing clinical imaging data obtained from our investigator-initiated studies in PSP patients.
On November 9, 2023, we filed an IND with the FDA to launch a single Phase 3 global clinical trial for APN-1607 in subjects suspected to have PSP. On December 8, 2023, the FDA issued a Study May Proceed letter, allowing us to conduct a Phase 3 trial to evaluate the efficacy and safety of APN-1607 as a diagnostic marker for PSP. We plan to implement this trial in the United States, Europe, the United Kingdom, Japan and Taiwan and submit results from this trial as a basis for regulatory approval in the United States, and subsequently seek marketing authorization in Europe and Asia.. We have also initiated a Phase 2 clinical trial of APN-1607 in AD in the United States, Japan and Taiwan, which is active and not recruiting for the time being due to a reprioritization of resources, with the last patient enrolled on July 11, 2022.
APN-1607 is also being studied in a Phase 3 clinical trial in AD in mainland China through our collaboration with Yitai, a wholly-owned subsidiary of Yantai Dongcheng Biochemicals Co., Ltd (together with its subsidiaries, “Dongcheng Pharma”). The trial has met its target enrollment of 230 patients, with the last patient dosed on December 21, 2023. Contingent on the results of this trial, Yitai plans to submit an NDA to the NMPA for the marketing approval of APN-1607 for the diagnosis of AD in mainland China.
We also plan to combine (i) the results from APN-1607’s Phase 2 clinical trial in AD in the United States, Japan and Taiwan, (ii) the results from APN-1607’s Phase 3 clinical trial in AD in mainland China together with (iii) imaging data of APN-1607 collected from investigator-initiated studies in over 3,300 patients to seek concurrence from the FDA for a single pivotal trial of APN-1607 as a diagnostic marker for AD in the United States and potentially other markets.
See “—Our Next-Generation Diagnostic Pipeline” below for more details about APN-1607 and our other preclinical stage tracers.
Therapeutics Pipeline
Our lead clinical therapeutic product candidates arise through our screening platforms with the aim to precisely recognize and neutralize the pathological tau and α-Syn aggregates that contribute to the pathogenesis underlying several neurodegenerative disorders. Our monoclonal antibodies to pathological forms of tau aim to reduce the damaging effects and “spreading” of such tau forms outside the affected neuron cells to slow or even prevent disease progression. Meanwhile, our degrader pipeline aims to tackle the diseases from inside neurons by removing distinct protein aggregates inside cells by delivering these toxic proteins to the cell’s machinery for degradation.
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Our lead therapeutic product candidate (APNmAb005). APNmAb005 is a humanized anti-tau antibody and our most clinically advanced therapeutic product candidate. APNmAb005 is designed to preferentially bind pathological tau aggregates, not normal tau, that accumulate at the neuronal synapses with disease. In addition, based on preclinical studies we conducted, APNmAb005 recognizes a three-dimensional conformation-dependent epitope that is only present in tau abnormal aggregates but not in normal tau protein, thus suggesting this product candidate may achieve a high level of selectivity for pathological forms of tau.

An IND for APNmAb005 was filed on February 24, 2022, and the FDA granted a Study May Proceed letter on April 20, 2022 for the Phase 1 trial to evaluate the safety of APNmAb005 in healthy volunteers. The first cohort of 8 subjects was dosed and the safety review was completed on August 18, 2023. There were no clinically significant safety findings. The study is currently active and not recruiting for the time being due to a reprioritization of resources. Dosing of the remaining cohorts is anticipated to resume in the fourth quarter of 2024.
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Our lead therapeutic product candidate (Degrader). PROTACs offer a highly novel platform for the targeted degradation of toxic proteins that are causative in a number of neurodegenerative disorders as described above. These are bifunctional molecules that combine an active site selective for binding to the target of interest (tau or α-Syn) and a ligand (a binding site) for E3 ubiquitin ligase to drive the selective degradation of these proteins inside the cell’s proteasome. First-generation degraders are now entering clinical trials for cancer treatment, but currently there are no degraders in clinical development for neurodegenerative diseases. PROTAC is a potentially ground-breaking approach for the treatment of proteinopathies in neurodegenerative diseases that have been considered undruggable targets for traditional small molecules. Most of the PROTAC drugs currently in development are based on published E3 ligand structures, which leaves the warhead that targets the protein of interest as the key component that drives target specificity. It is noteworthy that the popular PROTAC targets in cancer are well characterized by soluble proteins such as CDK2, BTK4 and ER and in some cases allow for structure guided drug design. By contrast, the pathological proteins implicated in neurodegenerative diseases are more complex for warhead discovery as well as degrader screening. In this regard, we believe our PROTAC program is highly competitive in this field due to innovation in our PET ligand chemistry and expertise in disease biology which have enabled us to generate a diverse library to screen tau and α-Syn degraders and characterize them in cellular assays and animal models that recapitulate pathological α-Syn or tau formation.

Our tau and α-Syn degrader programs are currently in the preclinical stage. Built upon our PET tracer programs we have generated a degrader sub-library by combining our collection of pathological tau and α-Syn binders with various linkers and E3 ligands. We have since identified candidate degraders that were shown to selectively drive the degradation of pathological α-Syn and tau in cellular models. We are in the process of further charactering these candidate degraders in preclinical studies and hope to eventually advance them into clinical development.
See “—Our Differentiated Therapeutic Platforms and Pipeline — Our Therapeutic Product Candidates” below for more details about APNmAb005, tau degraders and α-Syn degraders.
Our Management Team
We have brought together a world-class management team with extensive experience to bring drugs forward.
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Our founder and chairman of the board, Dr. Ming-Kuei Jang, Ph.D., has over 20 years of experience in neurodegenerative diseases. He also serves as the Chief Scientific Officer of APRINOIA USA and President of our Asia operations. Prior to founding the Company, Dr. Jang held an associate director role at GlaxoSmithKline in Shanghai, served as senior research biologist of Merck & Co in Boston, Massachusetts, and led Neurodegeneration Consortium at MD Anderson Cancer Center in Houston, Texas.

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Our Chief Executive Officer, Dr. Mark S. Shearman, Ph.D., has extensive experience in pharmaceutical research, drug development and strategic partnerships. Prior to joining us, Dr. Shearman served as the Chief Scientific Officer at Editas Medicine, Chief Scientific Officer at Applied Genetic Technologies Corporation, a Senior Vice President of research and early development at Merck KGAa. He also served at Merck & Co., with his last position as an executive director, and Merck, Sharp & Dohme, with his last position as a senior director of department of cellular & molecular neuroscience responsible for the research and development of AD.

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Our Chief Medical Officer, Dr. Bradford A. Navia, M.D., Ph.D., has over 17 years of experience in clinical development (including Phase 1 through Phase 3), neuroimaging and biomarkers in psychiatry and neurology, including several INDs, sNDAs and an NDA. Prior to joining us, Dr. Navia was an Associate Professor of Neurology and Psychiatry at Tufts Medical School, and the recipient of numerous awards and funding from National Institute of Health; executive director of Sunovion Pharmaceuticals, where he was the global project lead for the development of KYNMOBI; senior director, strategic and clinical lead in the neuroscience division at AbbVie Inc.; senior director and head of neuroimaging at Eisai Co., Ltd. and director in the neuroscience clinical development division at Johnson & Johnson.

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Our Chief Financial Officer, Brian Achenbach, M.B.A., has over 30 years of experience in finance and accounting primarily in the biotech, pharmaceutical and medical device industries. Prior to joining us, Mr. Achenbach served as Chief Financial Officer at On Demand Pharmaceuticals, Senior Vice President of Finance & Corporate Controller at Mustang Bio (Nasdaq: MBIO), and has held leadership positions in finance and accounting in multiple life sciences companies.

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Our General Counsel, Lana Gladstein, J.D., has over 23 years of experience in legal and pharmaceutical industry. Prior to joining us, Ms. Gladstein served as Chief Legal Officer and General Counsel of Arranta Bio (acquired by Recipharm), Chief Legal Officer of Recipharm (Americas) post acquisition of Arranta Bio, Executive VP and General Counsel at Brammer Bio (acquired by Thermo Fisher Scientific), and General Counsel of Viral Vector Services of Thermo Fisher Scientific post acquisition of Brammer Bio. Prior to that, Ms. Gladstein spent over 16 years in private practice, including as partner at Nutter McClennen & Fish LLP and Pepper Hamilton LLP, where she focused her practices in intellectual property litigation and strategies.

Our Strategy
We aim to combine novel diagnostic tools and targeted therapies to better diagnose and treat debilitating and deadly neurodegenerative diseases. Our strategy encompasses the following clinical and commercialization elements:
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Develop novel solutions to overcome the challenges in diagnosing and treating neurodegenerative diseases. We aim to develop solutions to overcome past failures in drug development by other companies in central nervous system (“CNS”) related clinical trials. These failures were attributable to one or more reasons, including wrong targets, molecules, patients, drug doses, and treatment timing or duration. We will focus our discovery and research capabilities on tau and α-Syn protein aggregates. We aim to leverage our unique PET tracers and protein binders, which specifically recognize tau and α-Syn in pathological aggregates instead of their normal forms, to develop and commercialize our diagnostic and therapeutic assets.

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Continue to execute our versatile R&D and commercialization strategy to maximize asset value. We plan to seek collaboration opportunities with leading pharmaceutical and biotechnology companies to develop and commercialize our product candidates at different stages of clinical development. We expect this strategy to provide us with the flexibility to optimize the value of our product pipeline and the ability to generate cash inflow with a higher degree of certainty prior to drug commercialization.

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Diagnostic programs strategy. We have adopted different strategies for our early- and late-stage PET assets. We formed early research collaborations with pharmaceutical companies to support the development of our early-stage programs, such as α-Syn PET tracers. For our late-stage clinical programs, we plan to provide non-exclusive licenses to pharmaceutical companies while retaining the rights to fund our clinical trials to NDA to allow us to capture the full commercialization value.

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Therapeutic programs strategy. Our clinical development strategy is to start with rare diseases attributable to pathological mechanisms involving tau or α-Syn such as PSP, PiD, and MSA, and fund the clinical trials to NDA through internal resources. For more prevalent diseases, such as AD and PD, which will require larger and more complex trials, we may consider forming partnerships with other biotechnology and pharmaceutical companies to help fund those clinical trials. In both situations, we will leverage our proprietary PET tracer, APN-1607, for patient selection and monitoring treatment response, thereby improving the probability of success of these trials.

With our various R&D assets and strategies, we may be able to attain greater flexibility in clinical trial design, increase the value of our product pipeline, and retain the ability to generate cash inflow with a higher degree of certainty prior to product commercialization.
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Create product-by-product and region-by-region commercialization strategies in anticipation of our future product launches. We will evaluate commercialization strategies on a product-by-product and region-by-region basis in order to maximize the value of our future approved products. We will take into consideration a matrix of factors, including capital investment necessary to execute on each option, manufacturing and distribution partners and infrastructure available in each market, availabilities of sales and marketing specialists, size of the market, competition, and availability of pharmaceutical and biotechnology partners to form a tailored commercialization strategy for each product candidate.

Overview of Unmet Medical Needs and Market Opportunities in Neurodegenerative Diseases
Neurodegenerative diseases are relentless and often fatal, and affect a range of cognitive, behavioral, and motor functions such as memory, thinking, speaking, walking, and breathing. Tauopathies and synucleinopathies are two major types of neurodegenerative diseases characterized by accumulation of abnormal protein aggregates of tau and α-Syn in distinct brain regions, respectively. These abnormal aggregates are toxic to brain cells/neurons and pathogenic in several common as well as rare neurodegenerative disorders. The most prevalent form of tauopathy is AD, which was reported by the Alzheimer’s Association to affect approximately 50 million people worldwide in 2020. The most prevalent form of synucleinopathy is PD, which was reported by Parkinson’s Foundation to affect approximately 10 million people worldwide in 2020. In addition to AD and PD, there are other primary tauopathies and synucleinopathies diseases that result in the neurodegeneration, which are rare or orphan diseases (with less than 200,000 cases in the United States), such as PSP, PiD, LBD and MSA. These neurodegenerative diseases continue to burden and devastate patients, families, and society at large.
Tauopathies
Tauopathies are neurodegenerative diseases characterized by the accumulation of aggregated tau protein in distinct brain regions and include PSP, AD, and PiD. Certain native forms of tau are believed to be essential in maintaining microtubule stability, which is critical to neuronal function and brain health. Misfolded toxic forms of tau accumulate in the brains of patients afflicted with tauopathy and contribute to a progressive loss of neurons and decline in neurological function. Additionally, toxic tau aggregates can “spread” to connecting cell and across brain regions, thereby contributing to disease progression. Major tauopathies include PSP, AD and FTD, with AD being the most prevalent form of tauopathy.
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PSP. PSP is a rare neurodegenerative disorder with a prevalence ranging from 1.39 to 17.3 affected individuals per 100,000 people. The characteristic signs of PSP are postural instability, falls, disturbances controlling in eye movements, cognitive or behavioral changes. The condition gradually worsens until death, an average of seven years after onset of symptoms. Reliable diagnosis, particularly during the early stages of disease, remains a major clinical challenge and currently a definitive diagnosis can be made only by postmortem examination. There is a significant unmet need to identify biomarkers for the diagnosis of PSP and related tauopathies, particularly during the early stages of the disease.

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AD. AD is the most common cause of dementia. AD and neurodegenerative diseases affected approximately 50 million people worldwide in 2020 and are expected to affect 139 million people worldwide by 2050. In the United States, approximately 6.5 million people have AD and the number could reach 12 million by 2050. AD is projected to cost the United States more than $379 billion in economic burden annually by 2040. Approximately 90% of physicians in the United States believe that early diagnosis of AD is critical to be able to delay the progression of the disease. Regardless, many physicians remain uncomfortable adopting early diagnosis given the scarcity of reliable diagnostic tools for early diagnosis, underscoring the unmet need to identify more precise diagnostics.

α-Synucleinopathies
α-Synucleinopathies are neurodegenerative diseases characterized by aggregation of abnormal α-Syn proteins. α-Syn is believed to play an important role in regulating neurotransmitter release and maintaining synaptic function between neurons. Misfolded α-Syn aggregates lead to the formation of insoluble fibrils in neurons and glia. Accumulations of α-Syn aggregates are associated with degeneration in multiple systems, causing a broad spectrum of clinical syndromes, including movement disorders and dementia. Major α-Synucleinopathies include PD, LBD, and MSA, with PD being the most prevalent disorder.
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PD. PD is the most prevalent movement disorder in the elderly and affects approximately 10 million people worldwide in 2020 and the number is growing with an aging population. Currently, PD affects about 1 million people in the United States.

Our Next-Generation Diagnostics Pipeline
Leveraging our proprietary PET diagnostic tracer platform for tau and α-Syn aggregates, we are developing the APN-1607 tracer, which is in late clinical stage development in addition to preclinical-stage tracers for tau and α-Syn. The APN-1607 tracer is our most clinically advanced diagnostic product candidate, which we believe will be the 3R/4R tau PET tracer for the diagnosis of PSP and related tauopathies, as well as AD.

Our Clinical-Stage Diagnostic Pipeline
18F-APN-1607 PET Tracer
Overview
APN-1607 is a new tau PET tracer that binds to different isoforms of the pathological tau aggregates implicated in the pathogenesis of tau-related disorders such as AD, PSP and PiD.
APN-1607 has been clinically utilized in over 3,300 patients through investigator initiated and sponsor trials (Phase 2 trial for AD in the United States, Japan and Taiwan, which is active and not recruiting for the time being due to a reprioritization of resources, and a Phase 3 clinical trial for AD in China, which met its target enrollment of 230 subjects on December 21, 2023, and the data collected during this trial is being reviewed). The investigator initiated studies have generated imaging data that have been published since 2021 and have demonstrated statistically significant correlations with disease severity in AD and PSP patients, as measured by clinically relevant scales and described in Li et al 2021, and Tagai et al 2021, and Lu et al 2022.
Li et al 2021 was a cross sectional study which enrolled patients with PSP (N = 20); patients with α-Synucleinopathies (multiple system atrophy with predominant parkinsonism (“MSA-P”), (N = 7); PD, (N = 10); and age- and sex-matched healthy controls (“HCs”), N = 13). PSP was diagnosed and classified into specific subtypes in accordance with the 2017 Movement Disorder Society (“MDS”) diagnostic criteria. The diagnosis of PD and MSA-P followed the widely accepted PD and MSA-P criteria. All healthy controls had a negative history for neurologic and psychiatric disorders. The primary aim was to evaluate the uptake of APN-1607 in patients with PSP compared to HC, patients with MSA-P and PD. Evaluation of safety was not an objective.
Tagai et al 2021 was a cross sectional study, which enrolled 23 HCs, 35 patients with diverse tauopathies, including AD and PSP. All HCs were without a history of neurologic and psychiatric disorders. Seventeen AD patients met accepted diagnostic criteria. Eighteen PSP patients were clinically diagnosed according to the MDS new diagnostic criteria and classified into each clinical variant: 16 PSP-Richardson, one PSP-Parkinson’s and PSP-pure akinesia with gait freezing (“PSP-PGF”). The primary aim of study was to compare the regional distribution of APN-1607 in AD and PSP patients to age-matched HCs and to correlate uptake levels of APN-1607 with the severity of disease. Safety was not an objective of this study.
Lu et al 2022 was also a cross sectional study, which enrolled a total of 148 patients diagnosed as PSP. Of these, 56.8% (N = 84) had probable PSP-Richardson’s syndrome and the remainder 43.2% (N = 64) PSP-non-Richardson. Disease severity was characterized with the PSP rating scale. The primary aim of the study was to evaluate the regional distribution of APN-1607 uptake across the spectrum of PSP and correlate the regional patterns with the severity of disease. Safety was not an objective of this study.
These published results suggest that APN-1607 may enable a more accurate diagnosis at earlier stages of the disease, potentially resulting in more efficient clinical trial designs for novel therapies and potentially a more personalized approach to treatment. Therefore, the primary aim of the sponsor trials for AD and the planned Phase 3 trial for PSP is to demonstrate the diagnostic accuracy of APN-1697 for these indications. We believe APN-1607, if approved, has the potential to provide a robust clinical tool for patients and physicians for early diagnosis and staging of various tauopathies, particularly PSP and AD.
On November 9, 2023, we filed an IND with the FDA to launch a single Phase 3 global clinical trial for APN-1607 in subjects suspected to have PSP. On December 8, 2023, the FDA issued a Study May Proceed letter, allowing us to conduct a Phase 3 trial to evaluate the efficacy and safety of APN-1607 as a diagnostic marker for PSP. We plan to implement this trial in the United States, Europe, the United Kingdom, Japan and Taiwan and submit results from this trial as a basis for regulatory approval in the United States, and subsequently seek marketing authorization in Europe and Asia. We have also initiated a Phase 2 clinical trial of APN-1607 in AD in the United States, Japan and Taiwan, which is active and not recruiting for the time being due to a reprioritization of resources, with the last patient enrolled on July 11, 2022.
APN-1607 is also currently being studied in a Phase 3 clinical trial in AD in mainland China through our partner Yitai, with an NDA submission planned contingent on the results of this trial. In addition, we plan to combine (i) the results from APN-1607’s Phase 2 clinical trial in AD in the United States, Japan and Taiwan, (ii) the results from APN-1607’s Phase 3 clinical trial in AD in mainland China together with (iii) imaging data of APN-1607 collected from investigator-initiated studies in over 3,300 patients to seek concurrence from the FDA for a single pivotal trial of APN-1607 as a diagnostic marker for AD in the United States and potentially other markets.

We have an exclusive license for worldwide rights to develop and commercialize APN-1607, except for mainland China, where we granted to Yitai an exclusive sublicense for the development, manufacture, marketing and distribution of APN-1607 as a tau imaging tracer for any indication, with the right to further sublicense in mainland China.
Mechanism of Action
Six tau splicing isoforms are expressed in the adult human brain, including isoforms containing R1, R3 and R4 (3R) and R1, R2, R3 and R4 (4R) repeat domains in the microtubule-binding region (“MTBR”). Based on the dominant isoforms found in tau aggregates, tauopathies can be classified into 3R, 4R and 3R/4R mixed tauopathies. As a result, the brain distribution of toxic 3R and 4R tau protein in different tauopathies conveys key information that may enable clinicians to diagnose patients early in the course of their disease such as PSP, FTD and PiD.
APN-1607 is a small molecule PET tracer designed to bind aggregated tau in various tauopathies. Preclinical pharmacological studies of APN-1607 show selective and high affinity binding to 3R and 4R tau fibrils without significant off target binding to other brain proteins, including Monoamine Oxidase-A (“MAO-A”) and Monoamine Oxidase B (“MAO-B”), critical enzymes that regulate levels of amine transmitters in the brain. With a single PET imaging, APN-1607 is designed to provide a high-resolution, quantifiable 3-D maps revealing the brain distribution of toxic 3R and 4R tau protein in different tauopathies, and we therefore believe APN-1607 can potentially be used in more precise diagnosis and stage classification for those diseases.
As shown in the figure below, APN-1607’s PET results, as measured by Standardized Uptake Value Ratio (“SUVr”), show the amount of pathological tau aggregates within specific brain regions implicated in the pathogenesis of PSP, a 4R tauopathy, which include the subthalamus, basal ganglia and brainstem. The increase in uptake of APN-1607 in these regions, particularly in the subthalamus, reflects the binding of APN-1607 to 4R tau fibrils and show a strong correlation with Progressive Supranuclear Palsy Rating Scale (“PSPRS”) scores, as demonstrated in Lu et al 2020, Li et al 2021, and Tagai et al 2021. PSPRS is a clinically validated rating measure of disease severity for PSP. PET imaging with APN-1607 may offer physicians information regarding patients’ stage of disease and severity for PSP. We now have published results in nearly 180 patients with PSP from different laboratories which show consistent uptake of APN-1607 in these brain regions and a significant correlation with PSPRS scores. There are no FDA approved diagnostic biomarkers for PSP or any of the non-AD tauopathies such as CDB and PiD, hence the development of such a biomarker represents a significant unmet medical need. As was shown with amyloid PET imaging for AD, accurate information from APN-1607 PET imaging would be valuable to confirm or establish a diagnosis of PSP, particularly in patients at earlier stages of the disease where the diagnosis may be equivocal. In addition, staging could be critical for the decision-making about treatment intervention once therapeutic options for PSP become available.

Notes: HC = Healthy control; PSPRS = Progressive Supranuclear Palsy Rating Scale (a higher score signifies greater severity); SUVr = Standardized Uptake Value Ratio
Source: Tagai K, Ono M, Kubota M, et al. High-Contrast In Vivo Imaging of Tau Pathologies in Alzheimer’s and Non-Alzheimer’s Disease Tauopathies. Neuron. 2021; 109(1): 42-58
Competitive Landscape
Tauvid® (marketed by Eli Lilly) is the only FDA-approved tau tracer and its use is limited to the diagnosis of AD in its later stages. There are no other approved diagnostic markers diagnosis of AD or other 3R and 4R tauopathies, including PSP, FTD and Chronic Traumatic Encephalopathy (“CTE”). The lack of non-invasive diagnostic tools for these indications represents a significant unmet need.

APN-1607 has been shown to bind to 3R, 4R or mixed 3R and 4R tau isoforms. APN-1607 shows high affinity to tau aggregates in diverse tauopathies, including AD, PSP, and CBD, as well as FTD due to tau mutations (Lu et al 2020; Li et al 2021; Tagai et al 2021; Zhou et al 2022). As shown in the figure below, binding studies using postmortem brain tissues demonstrated high affinity binding to tau aggregates in postmortem brain tissue from donors with AD and PSP (Tagai et al 2021). Specificity of binding to tau aggregates was demonstrated by autoradiography in brain tissues enriched with AD and PSP tau fibrils (Tagai et al 2021). Immunohistochemistry of the same slices demonstrated that regions without tau pathology lacked such binding.
Autoradiography of APN-1607 on the Brain Slices of Patients with AD and PSP

Notes: AD = Alzheimer’s disease; NSB = non-specific binding; PSP = progressive supranuclear palsy.
Autoradiographic labeling of brain sections of patients with AD, including the hippocampal formation and inferior temporal cortex (AD-2, left) and a PSP motor cortex section (PSP-2, right) with 5 nM of APN-1607 in the absence (top, total binding) and presence (bottom, NSB) of 100 mM of non-radiolabeled PBB5, an analog of PM-PBB3.
Furthermore, competition binding studies were performed to identify potential off-target binding to non-tau targets, including Aβ, MAO-A, and MAO-B that might confound interpretation of APN-1607 PET scans. Limited cross-reactivity to amyloid fibrils was seen in vitro, while barely any interaction was noted with the MAOs (Tagai et al 2021). Finally, no significant off-target binding was observed in a panel of 87 enzymes, including MAOs.
To further demonstrate the specificity of APN-1607 binding to 3R and 4R tau fibrils, triple staining studies were conducted with APN-1607, Gallyas-Braak silver impregnation (“GB”), and an antibody against phosphorylated tau (“AT8”) for tangles and tau in brain tissues of patients with PSP (4R), CBD (4R0), and PiD (3R). As shown in the figure below, the results showed localization of APN-1607 uptake to specific tau-containing cells in each of these diseases, establishing the specificity of APN-1607 binding to tau fibrils across the spectrum of 3R and 4R tauopathies.

Notes:
PET Images of 18F-PM-PBB3 Retentions in Patients with Biopsy-Confirmed CBD and Autopsy-Confirmed PSP and PiD
(A)
Coronal and sagittal brain images of a 68-year-old subject clinically diagnosed with CBS (upper panels). Enhanced radioligand binding was observed in the primary motor and adjacent cortices and subcortical regions, including basal ganglia, subthalamic nucleus, midbrain, pons, and choroid plexus (red arrowheads). Neuropathological assays of biopsy tissues collected from the middle frontal gyrus revealed the existence of astrocytic plaques, ballooned neurons, and coiled bodies stained with RD4 and/or GB in the cortex and corticomedullary junction (lower panels), in agreement with CBD tau pathologies.

(B)
Axial and coronal [18]F-PM-PBB3 PET images of a 65-year-old patient with a clinical diagnosis of PSP-Richardson (PSP-3, upper panels). The radioligand binding was augmented in the midbrain, subthalamic nucleus, neighboring subcortical structures, and choroid plexus (red arrowheads). Brain autopsy conducted 2 years after the PET scan demonstrated abundant accumulation of tufted astrocytes stained with non-radiolabeled PM-PBB3,AT8, and GB in the midbrain tegmentum and subthalamic nucleus (lower panels), indicating PSP as a definite diagnosis of this individual.

(C)
Coronal [18]F-PM-PBB3 PET images of a 59-year-old patient clinically diagnosed with bvFTD (PiD-2, upper panels). Accumulations of radio signals were noticeable in the frontal cortex, in contrast with a lack of radioligand binding in the occipital cortex. Brain autopsy was carried out 1 year after the PET scan, showing great abundance of Pick bodies and neuropil threads stained with non-radiolabeled PM-PBB3 and AT8 in the inferior frontalgyrus (lower panels). This was in sharp distinction from the few tau pathologies in the primary visual cortex (lower panels), collectively supporting a definite diagnosis of this case as PiD.

The diagram below further illustrates the PET imaging profile of APN-1607 across different tauopathies and a healthy control (“HC”).

Due to the significant unmet market need for the diagnosis and management of neurodegenerative disorders we anticipate direct competition from other companies investing in the diagnostics for PSP, AD or other neurodegenerative diseases, such as Eli Lilly, Life Molecular Imaging, Abbvie, Roche and Merck & Co.

PET Scan Results Highly Correlate with Severity of AD
To investigate the ability of APN-1607 to capture the progression of AD and spreading of tau fibrils, an exploratory study was performed by Makoto Higuchi and colleagues to measure tau and amyloid accumulation using scans with APN-1607 and 11C-PiB,respectively, for three mild cognitive impairment (“MCI”) and 14 AD patients (mean age ± SD, 70.7 ± 11.9 years) as well as 23 HCs (mean age ± SD, 65.2 ± 7.9 years). As shown in the figure and graphic below, APN-1607’s SUVr results quantitatively capture the amount of pathological tau aggregates within different brain regions in patients with AD and show a strong correlation with AD stages. A higher SUVr indicates greater uptake of the tracer, evidencing a greater amount of tau burden in the scanned area. The SUVr results below show increasing uptake with disease progression as patients advance from early stages (MCI) where tau aggregates are predominantly localized to the temporal lobes to later stages where tau aggregates have spread to other brain regions such as the frontal lobes. APN-1607 SUVrs in stage I/II were also elevated in a subset of HCs, overlapping with values observed in MCI and AD patients. This may imply accumulations of tau fibrils in the medial temporal cortex at a preclinical stage of AD or in primary age-related tauopathy (PART). By contrast, SUVrs in stage III/IV and stage V/VI were much less variable among HCs, and all 17 AD (MCI + AD) cases exhibited increased SUVrs beyond the HC range. Moreover, APN-1607 accumulation in stage V/VI was significantly correlated with the severity of dementia as assessed by clinical dementia rating sum of boxes (“CDRSoB”) (r = 0.671; p =0.003). These results indicate that APN-1607 can detect tau depositions at preclinical and prodromal stages of AD and that the formation of APN-1607-positive tau fibrils is closely associated with loss of cortical neurons in subjects with cognitive decline. We believe that the use of PET imaging with APN-1607 may help physicians diagnose and importantly stage patients more accurately. In addition, as new evidence suggests that the amount of tau burden may be a critical factor in treatment response, we believe APN-1607 could enable better selection of patients at earlier stages of disease who may be more likely to respond to treatment.

Notes:
Associations between the Clinical Disease Severity and the Extent of Areas Showing Increased 18F-PM-PBB3 Binding in AD.
(A)	Coronal 18F-PM-PBB3-PET images of HCs and AD patients classified into different Braak tau stages.
(B)
The topology of increased 18F-PM-PBB3 binding in subjects at each Braak stage compared to 22 HCs (stage zero). p <0.005, uncorrected, for one HC (stage I/II); p <0.05, familywise error corrected at cluster level, for four MCI/AD patients (stage III/IV) and for 13 MCI/AD patients (stage V/VI).

(C)	Comparisons of 18F-PM-PBB3 binding in Braak stage VOIs between 23 HCs (white circles) and three MCI (black squares) and 14 AD (black triangles) cases. *p <0.001 by two-sample t test.
(D)
Correlation of 18F-PM-PBB3 binding in the Braak stage V/VI VOI with CDRSoB points in MCI (black squares) and AD (black triangles) patients. r = 0.671 and p =0.003 by Pearson’s correlation analysis. Associations between the clinical disease severity and the extension of 18F-PM-PBB3 binding among MCI/AD patients.

Phase 3 Clinical Trial in AD in Mainland China
We initiated a Phase 3 clinical trial of APN-1607 in AD in mainland China in October 2020. This multicenter study aims to evaluate the distribution of APN-1607 in subjects at different stages of AD (including mild cognitive impairment (“MCI”) and AD) compared to age-matched HCs. The study is intended to measure APN-1607 SUVr in an integrated region of interest (“iROI”). The secondary endpoint will measure safety assessments for APN-1607 administration, including adverse events (“AEs”) and serious adverse events (“SAEs”), vital signs (“VS”), electrocardiograms (“ECGs”), and clinical laboratory assessments.
In March 2023, we exclusively sublicensed the development and commercialization of APN-1607 to Yitai, in mainland China for all indications.
The study has met its target enrollment of 230 patients, with the last patient enrolled on December 21, 2023. Available safety data in 202 subjects who were administered APN-1607 showed that a total of 32 subjects experienced 46 AEs. Common AEs (reported in more than 3 subjects) included red blood cells urine positive (6 out of 202, 2.97%), sinus bradycardia (6 out of 202, 2.97%), and electrocardiogram T wave abnormal (4 out of 202, 1.98%), and blood pressure increased (3 out of 202, 1.48%). No subjects reported SAEs and no AE led to discontinuation of APN-1607 or discontinuation of study.
Phase 2 Clinical Trial in AD in the United States, Taiwan and Japan
We initiated a Phase 2 clinical trial of APN-1607 in AD in the United States, Taiwan, and Japan in November 2019. This multicenter, multinational and cross-sectional study aimed to evaluate the distribution of APN-1607 in patients at different stages of AD (including MCI and AD) compared to aged-matched HCs. This study requires that subjects have a positive amyloid PET imaging scan combined with pre-specified cutoffs on clinical scales to establish the diagnosis of MCI and AD. This multicenter, multinational and cross-sectional study is planned to measure APN-1607 SUVr in an iROI. The secondary endpoint will measure safety assessments for APN-1607 administration, including AEs and SAEs, VS, ECGs, and clinical laboratory assessments. The study is active and not recruiting for the time being due to a reprioritization of resources. The last patient was enrolled July 11, 2022. As of December 15, 2023, 61 subjects were enrolled into Phase 2 clinical trial of APN-1607 in AD, including 32 AD, 6 MCI, and 23 healthy volunteer subjects. Of the 61 subjects, 2 (3.3%) had AEs of headache and throat pain. One SAE was reported for a relapse of bipolar disorder during the screening period for the Phase 2 clinical trial. The subject had not yet received APN-1607 and the event was considered not related to APN-1607. No deaths have been reported in this study and no AE led to discontinuation of APN-1607 or discontinuation of the study.

We plan to approach the FDA in the second quarter of 2024 to request that this Phase 2 clinical trial be converted to a single, pivotal, Phase 3 clinical trial as a basis for approval of APN-1607 as diagnostic imaging agent in AD.
Collaborations
Our tau PET tracer APN-1607 improved upon a previously developed first generation compound from National Institute for Quantum Science and Technology (“QST”) in Japan. We obtained an exclusive worldwide license from QST for its patent for APN-1607 in 2016. We have an exclusive license for worldwide rights to develop and commercialize APN-1607, except for mainland China, where we granted an exclusive sublicense for its development, manufacture, marketing and distribution to Yitai. See “—License Agreements and Collaborations” for more details. APN-1607, with its unique properties of binding to different forms of tau has been shown to detect different stages of PSP, AD and wide range of other tauopathies, and as a result has attracted interest from pharmaceutical industry leaders in using this tracer to monitor treatment response in clinical trials for new therapies.
Future Clinical Plans
APN-1607 in PSP (United States, Europe, United Kingdom, Japan and Taiwan)
The FDA granted a Study May Proceed letter on December 8, 2023, for a Phase 3 trial to evaluate the efficacy and safety of APN-1607 as a diagnostic marker in patients suspected to have PSP. We plan to implement the trial in the United States, Europe, the United Kingdom, Japan and Taiwan and submit results from this trial, if positive, as a basis for regulatory approval in the United States, with the eventual goal of gaining marketing authorization in Europe and Asia. Furthermore, because of the unique properties of the APN-1607 tracer, combined with the unmet need to identify better diagnostic tools for PSP and other non-AD tauopathies, we plan to apply for fast track designation in the United States in the first quarter of 2024, which will allow us to have more frequent interactions with the FDA and be eligible for a rolling review of completed sections of the regulatory application and potentially an accelerated approval. The FDA has broad discretion whether or not to grant this designation, and we cannot guarantee that the FDA would decide to grant this designation for APN-1607. In addition, the fast track designation does not guarantee an accelerated review by the FDA or increases the likelihood that a product candidate will receive approval. See “Risk Factors — A fast track, breakthrough therapy or other designation by the FDA may not actually lead to a faster development or regulatory review or approval process.”
APN-1607 in AD (Mainland China)
Contingent on the results of the Phase 3 clinical trial of APN-1607 in AD in mainland China, Yitai plans to submit an NDA to the NMPA for the marketing approval of APN-1607 for the diagnosis of AD in mainland China.
APN-1607 in AD (United States, Japan and Taiwan)
We plan to leverage the mainland China submission data and the investigator-initiated imaging data to discuss the possibility with the FDA of converting the APN-1607’s Phase 2 clinical trial in AD in the United States, Japan and Taiwan, to a single, pivotal Phase 3 clinical trial.
Our Preclinical-Stage Diagnostic Pipeline
•
α-Syn PET Tracer. In collaboration with Lundbeck and Abbvie, we are developing α-Syn PET tracers, designed to reveal the brain accumulation of pathological α-synuclein proteins, a hallmark for α-Synucleinopathies such as PD and MSA. Our α-Syn PET tracer lead candidate (CPA-1213) binds to abnormal α-Syn aggregates in multiple α-Synucleinopathies including PD and MSA. Non-human primate imaging study indicates moderate brain penetration, promising kinetics and slow washout. In a toxicology study conducted by our vendor under GLP conditions in an animal model (rodent), CPA-1213 was observed to be well tolerated. Lundbeck continues to perform autoradiography binding studies and Abbvie is contributing radiological chemistry resources.

•	We believe our diagnostic platform has broad applicability across a wide array of targets and indications. We are also exploring other potential promising targets and indications.

Our Differentiated Therapeutic Platforms and Pipeline
Our Therapeutic Platforms
We have established two therapeutic platforms with different modalities: an anti-tau antibody platform and a PROTAC degraders platform. Each platform is utilized to develop therapeutic agents targeting pathological protein aggregates in the brain. Our lead product candidates are designed to selectively target the pathological protein aggregates of the underlying diseases.
Below is a diagram illustrating how our two therapeutic platforms would work in the brain:

Normal tau
Tau aggregates
1 Degrader
Ubiquitin
E3 ligase
Ubiquitin
Proteasome
Clearance
Spreading
2 Antibody

Note: The development of tauopathy involves two pathways. The first is misfolded tau aggregate formation inside neurons and the second is tau released into the extracellular space spreading to healthy neurons, which trigger more pathological tau development. Tau degraders would engage E3 ligase and facilitate the intracellular clearance of misfolded tau by the proteasome, while tau antibody would block the extracellular spreading of tau.
Source: Company information
As depicted in the diagram above, our degrader portfolio is designed to tackle diseases from inside neurons by removing distinct protein aggregates such as Tau and α-Syn through proteasomal degradation. Meanwhile, our antibodies are designed to target aggregates in the extracellular spaces to reduce or stop their accumulation or “spreading” to neighboring neurons and brain regions to slow or even prevent disease progression.
•
Degrader platform. Our degrader platform has four parts, namely (i) a proprietary PROTAC degrader compound library, (ii) cryogenic electron microscopy (“cryoEM”) technology to validate the binding of select compounds at the molecular level, (iii) diagnostic tools in the form of PET tracers which can potentially be used as pharmacodynamic biomarkers to monitor the removal of pathological tau, and (iv) animal models to confirm compounds’ activity therapeutic value in vivo. Leveraging our degrader platform, we can quickly assay our CNS protein binding compound collection to select promising candidates. Once promising candidates are identified, we can use cryoEM to confirm a binding mode and to facilitate the development and optimization of structural activity relationship (“SAR”). Finally, using our PET tracers, we can measure target engagement of our candidates in vivo. We are building a small molecule library designed to target pathological aggregates.

•
Antibody platform. Both hybridoma and phage display library approaches were employed to generate more than 40 anti-tau antibodies for our antibody library. Moreover, we designed a disease-focus screening framework to identify several anti-tau conformational antibodies recognizing pathological tau species enriched at neuronal synapses. Our most clinically advanced product candidate from the antibody platform is APNmAb005. Based on this experience, we believe we have the capability of generating novel antibodies targeting other pathological protein aggregates.

Our Therapeutic Product Candidates
APNmAb005 (Humanized Anti-tau Antibody)
Overview
Recent results from the antiamyloid therapy trials (lecanemab, donanemab) showed that these treatments can slow cognitive decline by about 30%. It is widely accepted that the accumulation of tau fibrils and tangles and their spread across brain regions with disease progression is a much stronger correlate of cognitive decline than the accumulation of amyloid. Therefore, targeting tau represents the next logical path to therapeutic development in AD. APNmAb005 is a humanized anti-tau antibody, and our most clinically advanced therapeutic product candidate. APNmAb005 is being studied in a Phase 1 single-ascending dose clinical trial in healthy subjects in the United States. Unlike all known anti-tau antibodies in clinical development, APNmAb005 is designed to preferentially bind pathological tau aggregates, that accumulate at the neuronal synapses with disease while sparing normal forms of tau. As a result, we believe there is evidence as described below that APNmAb005 may be more efficient in targeting pathological tau and therefore could provide a more effective treatment to reduce its spread and, further slow cognitive decline. Further, given the pathogenic importance of tau in other neurodegenerative disorders such as PSP and variants of FTD, and the fact there are no approved disease modifying therapies for these disorders, we plan to develop APNmAb005 for these indications. We hold the worldwide rights to develop and commercialize APNmAb005.
Mechanism of Action
As detailed below, APNmAb005 has demonstrated the potential to only target pathological tau aggregates present in the brain tissues of AD patients, but not normal tau protein in healthy brain tissues. In addition, there is no evidence of off-target binding based on the results of our preclinical studies, as set forth below. Therefore, based on these preclinical studies, APNmAb005 has the potential to achieve high specificity for targeting pathological tau aggregates. Furthermore, APNmAb005 is designed to preferentially bind tau aggregates that have accumulated at neuronal synapses, which are specialized sites for information transfer and release of transmissible abnormal tau species between brain cells. This transmission of abnormal tau species across synapses initiates early in disease development prior to the formation of neurofibrillary tangles.
Supporting preclinical studies including rat and monkey toxicology studies administering up to 400 mg/kg (about 8-fold of the highest dosage planned for clinical trials) showed no detectable toxicity. Furthermore, dosing of an aggregated tau transgenic mouse model, rTg4510, showed significant rescue of neuronal loss in the hippocampus, center of learning and memory, at 50 mg/kg dosage. In summary, we conducted two animal models for toxicology studies and based on these results, the FDA granted a Study May Proceed letter on April 20, 2022, for a Phase 1 single ascending dose in healthy volunteers.
For an illustration of the APNmAb005 therapeutic scheme, see the diagram under “—Our Differentiated Therapeutic Platforms and Pipeline––Our Therapeutic Platforms” above.
Competitive Landscape
APNmAb005, unlike other anti-tau antibodies, recognizes a three-dimensional conformation-dependent epitope that is only present in tau abnormal aggregates but not in normal tau protein, while other anti-tau antibodies, such as tilavonemab and gosuranemab, target the N-terminus that present in both abnormal tau aggregates and normal tau protein. Clinical trials of tilavonemab and gosuranemab failed to meet the primary endpoint in subjects with MCI. A third antibody, semorinemab, which also targets the N-terminus, failed in a trial of subjects with MCI and AD, Together, these results suggest that antibodies like APNmAb005 that target the mid-region rather than the N-terminus, and pathological forms of tau, may offer a novel therapeutic approach to be evaluated in clinical trials.
Due to the significant market potential for treatments of neurodegenerative disorders, we anticipate direct competition from other companies investing in anti-tau antibody therapeutic programs for AD or other tauopathies such as AC Immune, Johnson & Johnson, Eli Lilly and Biogen.
Preclinical Results
APNmAb005 is a humanized anti-tau antibody targeting a unique conformation epitope of pathological tau oligomers that emerge at early stages of disease and may play a critical role in AD disease progression. It is distinct from and potentially advantageous over the tau antibodies that target the N-terminus or lack selectivity for pathological forms of tau and thus has the potential to succeed in providing clinical benefit to AD patients, particularly at the earlier stages of the disease.
One of the lessons learned from the development of anti-amyloid antibody in the past 20 years is the importance of selective binding to disease relevant proteins, which reduces side effects but also allows for more effective treatment. In this regard, APNmAB005 has been shown to selectively detect pathological forms of tau but not normal tau.
The figure below on the left shows tangles of pathological tau in post-mortem AD brain detected by APNmAb005 immunohistochemistry (“IHC”) staining but no staining of brain cells that contain normal tau. The dot blot figure on the right shows that in brain lysates (i.e., brain cells whose cell membrane was broken down and its inter-cellular materials released) taken from normal and AD brains treated with APNmAB005 and a commercially available tau monoclonal antibody, HT7, APNmAB005 displays selective binding to tau forms from the AD brain (as shown by appearance of dots on the right hand side of the upper blot), but no binding to normal brain cells (as shown by the absence of dots on the left hand side of the upper blot). In contrast, HT7 antibody did not discriminate between healthy and pathological tau, with the dots appearing across both normal and AD cells on the lower blot. In addition, tau species recognized by APN-mAb005 are enriched in synaptosome species as compared to the competitor antibody that binds mostly tau in cytosole. This unique property of APNmAb005 designed to offer selectivity of diseased tau species with no evidence of off-target binding observed is expected to result in improved efficacy and safety of our antibody treatment.

Source: Company data
Further, as depicted in the figure below, the binding profile of APNmAb005 is distinct from other antibody drug candidates currently at various stages of clinical development, whose binding profiles are similar to that of HT7, a mid-region pan-antibody widely used as a control antibody that does not distinguish normal and aggregated tau.
Novel Epitopes on Pathological Tau Species Have Been Discovered

Note: Material used for mapping of mAb005 and mAb037: AD brain sarkosyl-insoluble fraction

Phase 1 Clinical Trial in Healthy Volunteers in the United States
We have received a Study May Proceed letter from the FDA in May 2022 to initiate a Phase 1 clinical trial (single ascending dose) of APNmAb005 in healthy volunteers in the United States. This clinical trial aims to evaluate the safety and tolerability of APNmAb005 across a dose range of 10 mg/kg to 70 mg/kg. Safety and tolerability were evaluated in 8 healthy participants as part of Cohort 1 (5 mg/kg) enrollment. The data from this Cohort was reviewed by the Safety Review Committee (“SRC”) on August 18, 2023 and based upon the review of the available safety information, the recommendation from the SRC was to proceed with the dose escalation to the next Cohort, Cohort 2, at 10 mg/kg APNmAb005 or placebo. No serious adverse events were reported in Cohort 1.
Future Clinical Plan
We plan to resume dosing of the remaining cohorts and complete this Phase 1 study by the fourth quarter 2024.
Tau Degraders
Overview
PROTACs are bifunctional molecules combining an active site selective for binding to the target of interest and a ligand of E3 ubiquitin ligase to drive selective proteasome mediated degradation.
Mechanism of Action
Our tau PROTAC degrader is designed to link the proprietary tau binders to a ligand of E3 ligase, as shown in the figure below. In this manner, the degrader is expected to form a ternary structure with tau oligomer/aggregate and E3 ligase, which is subject to the cellular ubiquitin-proteasome system (“UPS”) for degradation. While traditional small molecule drugs act by sustained binding to an active site of a target, degraders can reform the ternary complex. As a result, less drug exposure may be needed to achieve efficacy. Our large collection of tau binders enables us to generate a sub-library of compounds from which we can screen and optimize degraders for potency as well as selectivity.
Upon entering the cells, a degrader forms a ternary complex with tau and E3 ligase. The latter transfers ubiquitin to tau and marks it as substrate to be removed by proteasome degradation.
Competitive Landscape
First-generation degraders are now entering clinical trials, but all of the reported activities are in the oncology space. The rapid development of the PROTAC degrader field provides an exciting opportunity for its application to neurological disorders. Its further development as a therapeutic platform to selectively target toxic proteins implicated in neurodegenerative diseases that have been considered undruggable targets for traditional small molecules would introduce a transformative approach to the discovery of novel therapies for these disorders. Most of the PROTAC drugs currently in development are based on published structures of E3 ligands, which leaves the warheads as the key component driving target specificity as well as potentially securing an IP position.
Despite high interest and the high potential of the degrader approach to neurodegenerative diseases, very limited data is in the public domain. Several pharmaceutical companies are pursuing degraders internally and/or in collaboration with leading PROTAC companies in the field of cancer. However, based on the available data, we believe we are one of the frontrunners, if not the frontrunner, in the development of this platform in the neurodegenerative space. Our compound library of proprietary binders that target CNS aggregated proteins gives us a unique advantage to develop novel degraders targeting neurodegeneration. We have generated a sub-library of compounds by transforming the binders to warheads of PROTAC degraders. We expect our degraders to selectively target disease forms of pathological tau aggregates while sparing the normal tau proteins to avoid possible off-target side effects. We are investigating the utility of these disease-specific degraders in preclinical models with the eventual goal of advancing them into the clinic for the treatment of tauopathies, including AD, as well as rare primary tauopathies such as PSP, FTD and CBD. Given the heterogeneous nature of the prevalent diseases, like AD, patient selection is critical and we expect this to be addressed using our proprietary PET imaging diagnostic tools.

Preclinical Results and Plans
Using our cellular tau degrader assay we have identified compounds that may selectively degrade the pathological tau aggregates while sparing the native (healthy) tau. As shown below, these results were confirmed in a rat primary neuron assay. Our lead compound (TPD-3) has demonstrated in vivo degradation activity in a mouse tauopathy model. Our current effort is focusing on further screening and optimizing the physicochemical properties of tau degraders with the goal to identify lead candidates for IND-enabling preclinical studies and eventual clinical development.

α-Syn Degrader
Overview
Similar to the tau degrader program, our α-Syn degraders comprise a ligand to E3-ligase and a target binding component, to engage pathological α-Syn aggregates to enable transfer to the ubiquitin-proteasome system for degradation and clearance. Our α-Syn degraders are designed to specifically recognize and remove pathological α-Syn proteins from the nervous system to treat α-synucleinopathies such as PD, MSA, and LBD.

Mechanism of Actions
For illustration of α-Syn degraders’ therapeutic scheme, please refer to the diagram under “—Our Differentiated Therapeutic Platforms and Pipeline—Our Therapeutic Platforms” above.

Similar to that described for tau degraders, α-Syn degraders drive the formation of a ternary complex with α-Syn and E3 ligase. α-Syn labeled with ubiquitin by E3 ligase is then removed by proteasome degradation.

Competitive Landscape
Similar to the tau degrader field, α-Syn degrader development is in its early stage. There is very limited information available on the status of preclinical development except a few patent publications. We believe our α-Syn degrader program has the potential to be one of the front runners in IND-enabling preclinical development. We anticipate direct competition from other companies investing in α-Syn degraders programs, such as Arvinas and Biogen/C4 Therapeutics.
Preclinical Results
We have developed a human dopaminergic neuronal model to test α-Syn soluble oligomer degradation with our compounds. Upon screening with our proprietary degrader library, we have identified several α-Syn degraders, which demonstrate characteristics of a PROTAC-based mechanism resulting in proteasome-mediated degradation (see figures below). Our lead Compound (TPD-2) has also shown degradation of α-Syn in a transgenic mouse model expressing human wild-type α-Syn. Our current effort, including toxicology studies, is focusing on optimizing the drug properties of our degrader for preclinical candidate selection and eventual clinical development.

License Agreements and Collaborations
License Agreement with National Institutes for Quantum Science and Technology
We obtained an exclusive worldwide license from QST for its patent for APN-1607 and its progeny (the “Licensed Patents”) as well as the rights to sublicense the exclusive right to others under the Exclusive License Agreement entered into with QST in October 2016, as amended and restated from time to time (the “QST License Agreement”). The Licensed Patents cover groups of compounds which have the potential to act as PET imaging tracers for neurodegenerative diseases, including the precursor of APN-1607. Pursuant to the QST License Agreement, we hold the worldwide patent rights to develop and commercialize APN-1607 upon its regulatory approval (except for mainland China, which we exclusively sublicensed to Yitai, a wholly-owned subsidiary of Dongcheng Pharma as further discussed below), including the right to sublicense it to third parties to develop and commercialize APN-1607, as we did with Yitai.
Pursuant to the QST License Agreement, our company paid an upfront license fee of $50,000. QST is eligible to receive five milestone payments totaling approximately $630,000, upon and subject to the achievement of certain development milestones. Royalty payments in the low single digits are due to QST on net sales of licensed products, and we are obligated to share with QST up to 10% of income received in connection with a sublicense. To date, we have expensed an aggregate amount of approximately $557,000 for the upfront license fee, three milestone payments, and sublicense income received in connection with the QST License Agreement. The term of the QST License Agreement is seven years and may be renewed for two additional five-year terms by us until the expiration of the Licensed Patents, provided a 30-day prior written notice is given to QST. On September 1, 2023, we renewed the QST License Agreement for an additional five-year term until October 20, 2028. QST can convert exclusive license granted under the QST License Agreement to nonexclusive license if we and our sub-licensees failed to expend specified amounts on the research and/or development of the product using the Licensed Patents in each calendar year until the first commercial sale of such product. QST has the right, at its option, upon written notice to us to terminate the QST License Agreement if we are in default of royalty payment obligation or any other material obligation and fail to remedy such breach within 30 days after receipt of QST’s written notice. We have the right to terminate the QST License Agreement if QST breaches the agreement and fails to cure the breach within 30 days after receipt of our written notice. Either QST or us may terminate the QST License Agreement immediately without any notice if certain conditions occur on the other party. Upon termination of the QST License Agreement, all rights and licenses granted to us will be terminated and we must return or destroy the information received from QST upon instructions of QST.
Copies of the QST License Agreement and amendments thereto are attached as Exhibits 10.7 through 10.11 to this registration statement of which this prospectus forms a part.
Agreements with Dongcheng Pharma and its subsidiary, Yitai
License and Commercialization Agreement
On March 30, 2023, we entered into a License and Commercialization Agreement with Dongcheng Pharma and Yitai, a wholly owned subsidiary of Dongcheng Pharma (the “Yitai License Agreement”). Under the Dongcheng License Agreement, we sublicensed to Yitai the right of development and commercialization of APN-1607 to be used as a PET imaging tracer for Tau protein aggregates (the “Licensed Product”) in mainland China. Pursuant to the Yitai License Agreement, Yitai is required to use its best efforts to conduct all clinical development and regulatory activities of the Licensed Product in mainland China, including but not limited to communicating with the NMPA, preparing, applying for, and obtaining all regulatory filings and approvals in connection with the manufacturing and commercialization of the Licensed Product in mainland China. Yitai has the exclusive right to file NDA and obtain the marketing authorization of the Licensed Product in mainland China. The NDA and marketing authorization of the Licensed Product in mainland China will be held in the sole name of Yitai. Yitai is required to pay us approximately $8 million as an upfront payment, as well as milestone payments and royalties of up a mid-teen percentage of future sales in mainland China. Dongcheng Pharma warrants that Yitai will properly perform its payment obligations under the Yitai License Agreement. If Yitai fails to properly perform any of its payment obligations under the Yitai License Agreement, upon our request, Dongcheng Pharma shall make the application payment to us. As of the date of this prospectus, the upfront payment has been fully paid to us by Yitai.
The Yitai License Agreement remains effective until the patents for the Licensed Product cease to be valid. Upon expiry of the Yitai License Agreement, Yitai will have a fully-paid up, royalty free and non-exclusive license to use the know-how for the development, manufacture, use and commercialization of the Licensed Product in mainland China. Yitai has the right, at its option, upon written notice to us to terminate the Yitai License Agreement if we are in material breach of the agreement and fail to cure such breach within 30 days after receipt of Yitai’s written notice. We have the right to terminate the Yitai License Agreement if Yitai is in breach of any payment obligations or any other material obligations and fails to cure the breach within 30 days after receipt of our written notice. Either Yitai or us may terminate the Yitai License Agreement immediately by written notice if certain conditions occur on the other party. Upon termination of the Yitai License Agreement, subject to certain exceptions, Yitai will cease all commercialization activities in respect of the Licensed Product.
Assignment and Consulting Service Agreement
On March 30, 2023 and in connection with the Yitai License Agreement, we entered into the Assignment and Consulting Service Agreement with Dongcheng Pharma and Yitai (the “Yitai Assignment and Service Agreement”), pursuant to which we will transfer, deliver and assign to Yitai the right to use the materials relating to certain clinical study possessed by us (the “Materials”) as of the date of the Yitai Assignment and Service Agreement. In addition, we will provide limited consulting services to Yitai to support transition of the development and regulatory activities for certain clinical study of APN-1607 with the aim to obtain marketing authorization in mainland China. Pursuant to the Yitai Assignment and Service Agreement, Yitai paid us an upfront payment of RMB 13.5 million or approximately $2.0 million as the consideration for the transfer and assignment of the Materials and an upfront consulting service fee of RMB 0.5 million or approximately $0.1 million based on the exchange rate on the transaction date (at 6.8833 RMB to 1.00 U.S. dollar). If we fail to complete the transfer and assignment the Materials within one year after the execution of the Yitai Assignment and Service Agreement, we will refund to Yitai the full transfer and assignment consideration with the corresponding interest which shall accrue from the relevant due date to the date of actual repayment at the rate of 4% per annum.
Copies of the agreements with Dongcheng Pharma and its subsidiary, Yitai are attached as Exhibits 10.12 and 10.13 to this registration statement of which this prospectus forms a part.
Apart from the license and service agreements discussed above, as part of our ordinary course of business, we are partnering with renowned organizations and elite research institutions to bring precision medicine to neuroscience and push boundaries in the treatment of neurodegenerative diseases.
Manufacturing and Supply
The manufacturing and supply of our PET tracer are currently done in collaboration with contract manufacturing organizations (“CMOs”). For instance, for the APN-1607 tracer, the precursor is made under GMP conditions at a third party CMO before being transferred to another CMO, where it is radio-labeled and converted to APN-1607. The ready-to-use PET tracer is then transferred to our partner hospitals and dosed to patients. We have standard operating procedures to govern how APN-1607 is manufactured, tested and transferred to clinical sites.
When assessing CMOs, we typically consider the availability of the technical skills necessary to support the project, the business and commercial aspects related to the collaboration and the compliance of our CMOs with local and international regulations. Furthermore, out relationships with our CMOs are managed through a dedicated project management team with the representatives of each key function from us and our CMOs. The teams conduct regular meetings either by telephone conferences or face-to-face communications to update short-term arrangements and discuss mid-long term development plans and schedules.
The facilities used by our CMOs to manufacture our product candidates have been systematically audited by us and local authorities and occasionally inspected by requisite authorities where the clinical trials are ongoing. The facilities where the commercial productions are performed must be approved by the FDA or other relevant regulatory authorities pursuant to inspections that are conducted after we submit our NDA or comparable marketing applications. We perform periodic quality audits of our CMOs to monitor their compliance with the regional laws, regulations and applicable cGMP standards and other applicable laws and regulations, such as those related to environmental health and safety matters. The scope of our audits also involves monitoring the ability of our providers to maintain adequate quality controls and quality assurance systems including personnel qualification.
After manufacturing, our products will be submitted to extensive characterization and quality control testing plans performed by using qualified or validated analytical methods that are appropriately designed to generate accurate results and provides proof of the quality of our products. In addition, our products are submitted to detailed and standardized stability programs aimed at demonstrating the stability during the storage period; this, while it ensures the safety of the products, supports our ability to plan for a proper supply chain that may cover the distribution of the products in different areas.
Intellectual Property
We strive to protect the proprietary technology that we believe is important to our business, including seeking and maintaining U.S. and foreign patents intended to cover our products and compositions, their methods of use and processes for their manufacture, and our proprietary technology platforms, diagnostic candidates and any other inventions that are commercially important to our business. We also rely on trade secrets and know-how to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.
Our success will significantly depend on our and our collaboration and licensing partners’ ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, to defend and enforce patents, to preserve the confidentiality of our trade secrets and to operate our business without infringing any patents and other intellectual property or proprietary rights of third parties. The patents we in-license, or patents that issue from our owned patent applications, if any, may be challenged by third parties, may not effectively prevent third parties from commercializing competitive technologies or may not otherwise provide us with a competitive advantage. See the section entitled “Risk Factors—Risks Related to Intellectual Property” for additional information regarding the risks related to our intellectual property.
As of the date of this prospectus, we owned or licensed from licensing partners, approximately six issued U.S. patents and 32 issued patents in other jurisdictions, namely Australia, Canada, China, Hong Kong, India, Japan, South Korea, Singapore, European Union, Switzerland, Germany, Denmark, Estonia, Finland, France, United Kingdom, Italy, Netherlands, Sweden, South Africa, and Taiwan, as well as seven pending U.S. patent applications and 31 pending foreign patent applications in Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan, Malaysia, Mexico, New Zealand, South Korea, Singapore, European Union, Switzerland, Germany, Denmark, Estonia, Finland, France, United Kingdom, Italy, Netherlands, Sweden, South Africa, Taiwan, Thailand, and Vietnam.
Our patent portfolio can be generally organized into four patent families: tau PET tracer family (including patents licensed from QST), tau binder family, degrader family (including tau and α-Syn degraders), and anti-tau antibody family. The patent portfolios for our most advanced product candidates as of this prospectus are summarized below:
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Tau PET tracer patent family (including APN-1607 related patents licensed from QST). We exclusively license a portfolio of patents and patent applications describing composition-of-matter claims encompassing tau PET tracers including APN-1607 as well as claims to associated methods of use for PET imaging from QST in Japan. See “—License Agreements and Collaborations—License Agreement with National Institutes for Quantum Science and Technology” above for more details. As of the date of this prospectus, our tau PET tracers’ patent portfolio, licensed from QST, includes two issued U.S. patents and one pending U.S. patent application, as well as 21 issued patents in Taiwan, Australia, Canada, China, Hong Kong, Japan, South Korea, Singapore, European Patent Office, Switzerland, Germany, Denmark, Estonia, Finland, France, United Kingdom, Italy, Netherlands, and Sweden, and one pending patent application in India. The issued U.S. patents will expire in December 2032 and October 2033, respectively, and other patents granted in other jurisdictions of this patent family will expire no earlier than December 2032, without taking potential patent term extensions into account.

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α-Syn PET tracer patent family. As of the date of this prospectus, under our α-syn PET tracer patent family, we owned five issued patents in Australia, China, India, New Zealand, and South Africa, as well as three pending patent applications in the United States and 13 pending patent applications in Taiwan, Brazil, Canada, Hong Kong, European Patent Office, Israel, Japan, South Korea, Malaysia, Mexico, New Zealand, Thailand, and Vietnam. These pending patent applications contain composition-of-matter claims encompassing various α-Syn small molecules as well as claims to associated methods of manufacture and methods of use. These patents, if granted, will expire in 2039 without taking potential patent term extensions into account.

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Degrader patent families. As of the date of this prospectus, under our degrader patent families, we owned two issued patents in the United State claiming degrader compositions of matter targeting tau and α-syn, respectively and one issued patent in Taiwan. The issued U.S. patents will expire in November 2040, without taking potential patent term extensions into account. We also owned one issued patent in Taiwan, which will expire no earlier than November 2040, without taking potential patent term extensions into account. We also own two pending patent applications in the United States and ten pending patent applications in Taiwan, Australia, Canada, China, Hong Kong, European Patent Office, Japan, South Korea, and Singapore pertaining to tauopathies and α-synucleinopathies.

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Anti-tau antibody patent family (including APNmAb005). As of the date of this prospectus, under our anti-tau antibody patent family, we owned two issued patents in the United States and five issued patents in Australia, China, Japan, South Korea and Taiwan, as well as one pending patent application in the United States and five pending patent applications in Taiwan, Canada, Hong Kong, European Patent Office, and Singapore. These issued patents and pending patent applications are directed to composition-of-matter claims encompassing anti-tau antibodies including our product candidates APNmAb005. The issued U.S. patents will expire in August 2040, and other patents granted in other jurisdictions of this patent family will expire no earlier than 2040, without taking potential patent term extensions into account.

Competition
The biotechnology industry, and specifically areas of diagnostic tools and novel therapeutics for neurodegenerative diseases, are characterized by increasing and rapidly changing competition to develop new technologies and proprietary products. While we believe that our technology platforms, know-how and scientific expertise in novel diagnostic tools and therapeutics provide us with competitive advantages, we face potential competition from many different sources, including biotechnology or biopharmaceutical companies, academic research institutions, government agencies and public and private research institutions.
For our tau PET tracer programs, we anticipate direct competition from other companies investing in the diagnostics for PSP, AD or other neurogenerative diseases, such as Avid/Eli Lilly, Merck & Co/Cerveau, Life Molecular Imaging GmbH, Roche/Genentech and Janssen. For our tau antibody programs, we anticipate competitions from companies investing in anti-tau antibody therapeutic programs for AD or other tauopathies, such as AC Immune, Johnson & Johnson, Eli Lilly and Biogen.
With respect to PROTAC degraders, although we are aware of several pharmaceutical companies that are pursuing degraders internally and/or in collaboration with leading PROTAC companies in the field of cancer, we believe we are one of the frontrunners, if not the frontrunner, in the neuroscience space. For our α-Syn PET tracer programs, we anticipate direct competition from other companies investing in α-Syn PET tracer programs, such as AC Immune. For our α-Syn degrader programs, we believe we are one of the front runners in preclinical development, and anticipate direct competition from other companies investing in α-Syn degraders programs, such as Arvinas and Biogen/C4 Therapeutics.
For more details regarding the competitive landscape for our product candidates, see “—Our Next-Generation Diagnostics Pipeline” and “—Our Differentiated Therapeutic Platforms and Pipeline” for more details.
Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are more effective, safer, have fewer or less severe side effects, and more convenient, or cost less than any products that we may develop. Our competitors also compete with us in recruiting and retaining qualified scientific and management personnel, and establishing clinical trial sites and patient enrollment for clinical trials.
Employees
We had 51, 67 and 72 full-time employees as of December 31, 2021 and 2022 and June 30, 2023, respectively. Of the 72 full-time employees as of June 30, 2023, 21 hold M.D. and/or Ph.D. degrees, 44 were engaged in research and development activities and 28 were engaged in business development, finance, information systems, facilities, human resources or administrative support. Approximately 20 of our employees are located in the United States, 27 of them in China, 20 in Hong Kong and Taiwan, and 5 in Japan. None of our employees are subject to a collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any material disputes with our employees in our history.
Facilities
We are headquartered in Cambridge, Massachusetts. We currently lease office space, which serves as our corporate offices for administrative and clinical operations in Cambridge, Massachusetts. We also lease a total of approximately 12,398 square feet of space in Japan, China and Hong Kong to serve as our corporate offices as well as research facility and laboratories. We believe that our existing facilities will be sufficient for our needs for the foreseeable future.
Legal Proceedings
We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. From time to time, we may become involved in litigation or other legal proceedings. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Government Regulation
United States Regulation
The clinical studies, manufacturing, labeling, storage, distribution, record-keeping, advertising, promotion, import, export and marketing, among other things, of our product candidates are subject to extensive regulation by governmental authorities in the United States and other countries. The U.S. FDA, under the Federal Food, Drug, and Cosmetic Act (“FDCA”), regulates pharmaceutical products in the United States. The steps required before a drug may be approved for marketing in the United States generally include:
•	the completion of preclinical laboratory tests and animal tests conducted under cGLP regulations;
•	the submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical studies commence;
•	obtaining a positive opinion from the ethics committee (Europe)/institutional review board (U.S.) to commence study on human subjects;
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the performance of adequate and well-controlled human clinical studies to establish the safety and efficacy of the product candidate for each proposed indication and conducted in accordance with cGCP requirements;

•	pre-NDA submission meeting with FDA (highly recommended);
•	the submission to the FDA of an NDA;
•	the FDA’s acceptance of the NDA;
•	satisfactory completion of an FDA Pre-Approval Inspection (“PAI”) of the manufacturing facilities at which the product is made to assess compliance with cGMP requirements;
•	the FDA’s review and approval of an NDA prior to any commercial marketing or sale of the drug in the United States; and
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having parallel scientific advice from the EMA or Health Technology Assessment body whereby the payors are involved at the outset (Phase 2), which is intended to facilitate the design of clinical studies to target primarily populations with a high chance of obtaining reimbursement and accelerate the process of time to reimbursement.

The FDA has various programs, including Fast Track, Priority review, Accelerated Approval and Breakthrough Therapy designation, which are intended to increase agency interactions, expedite or facilitate the process for reviewing product candidates, and/or provide for initial approval based on surrogate endpoints. We believe that one or more of our product candidates may qualify for some of these expedited development and review programs. However, even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product candidate no longer meets the conditions for qualification.
The Fast Track program is intended to expedite or facilitate the process for reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are designed to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug may request the FDA to designate the drug as a Fast Track product at any time during the clinical development of the product. AD, for example, meets both pre-requisites—it is life-threatening and constitutes an unmet medical need. Unique to a Fast Track product, the FDA may consider for review sections of the marketing application on a rolling basis before the complete application is submitted if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application.
Any product submitted to the FDA for marketing, including under a Fast Track program may be eligible for other types of FDA programs intended to expedite development and review, such as Priority Review and Accelerated Approval. Any product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or it provides a significant improvement in the treatment, diagnosis or prevention of a disease compared with marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for Priority Review to facilitate the review. Additionally, a product may be eligible for the

Accelerated Approval program. Product candidates that are studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive Accelerated Approval, which means that they may be approved on the basis of adequate and well-controlled clinical studies establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a drug receiving Accelerated Approval perform adequate and well-controlled post-marketing clinical studies. Failure to conduct required post-approval trials, or the inability to confirm a clinical benefit during post-marketing trials, may allow the FDA to withdraw the drug from the market on an expedited basis. In addition, as a condition for Accelerated Approval the FDA currently requires pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. The Fast Track, Priority Review and Accelerated Approval programs do not change the standards for approval but may expedite the development or approval process.
The Food and Drug Administration Safety and Innovation Act of 2012 also amended the FDCA to require the FDA to expedite the development and review of a breakthrough therapy. A drug can be designated as a breakthrough therapy if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies in one or more clinically significant endpoints. A sponsor may request that a drug be designated as a breakthrough therapy at any time during the clinical development of the product. If so designated, the FDA shall act to expedite the development and review of the product’s marketing application, including by meeting with the sponsor throughout the product’s development, providing timely advice to the sponsor to ensure that the development program to gather nonclinical and clinical data is as efficient as practicable, involving senior managers and experienced review staff in a cross-disciplinary review, assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor, and taking steps to ensure that the design of the clinical trials is as efficient as practicable.
The testing and approval process requires substantial time, effort and financial resources, and the receipt and timing of any approval is uncertain. Given this paradigm, AD has been given Life-Threatening Disease status by the FDA and therefore AD therapies are eligible for the expanded access program for investigational drugs and other pathways such as Breakthrough Therapy, Accelerated Approval and Priority Review. Additionally, a single well-designed, well-conducted, pivotal clinical study could be sufficient to trigger market approval pending a successful PAI.
Preclinical studies include laboratory evaluations of the product candidate, as well as animal studies to assess the potential safety and efficacy of the product candidate. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of the IND, which must become effective before clinical studies may be commenced. The IND will automatically become effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions about the conduct of the studies as outlined in the IND prior to that time. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical studies can proceed.
Clinical studies involve the administration of the product candidates to healthy volunteers or patients with the disease to be treated under the supervision of a qualified principal investigator. Clinical studies are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated. A protocol for each clinical study and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Further, each clinical study must be reviewed and approved by an independent IRB, either centrally or individually at each institution at which the clinical study will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries. The FDA, the IRB or the clinical study sponsor may suspend or terminate clinical studies at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Additionally, some clinical studies are overseen by an independent group of qualified experts organized by the clinical study sponsor, known as a Data Safety Monitoring Board/Committee. This group provides authorization for whether or not a study may move forward at designated checkpoints based on access to certain data from the study. We may also suspend or terminate a clinical study based on evolving business objectives and/or competitive climate.

Clinical studies are typically conducted in three sequential phases prior to approval, but the phases may overlap. These phases generally include the following:
Phase 1. Phase 1 clinical studies represent the initial introduction of a product candidate into human subjects, frequently healthy volunteers. In Phase 1, the product candidate is usually tested for safety, including adverse effects, dosage tolerance, absorption, distribution, metabolism, excretion and pharmacodynamics.
Phase 2. Phase 2 clinical studies usually involve studies in a limited patient population to (i) evaluate the efficacy of the product candidate for specific indications, (ii) determine dosage tolerance and optimal dosage, and (iii) identify possible adverse effects and safety risks.
Phase 3. If a product candidate is found to be potentially effective and to have an acceptable safety profile in Phase 2 studies, the clinical study program will be expanded to Phase 3 clinical studies to further demonstrate clinical efficacy, optimal dosage and safety within an expanded patient population at geographically dispersed clinical study sites.
Phase 4. Phase 4 clinical studies are conducted after approval to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under Accelerated Approval regulations, or when otherwise requested by the FDA in the form of post-marketing requirements or commitments. Failure to conduct any required Phase 4 clinical studies promptly could result in withdrawal of approval.
The results of preclinical studies and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information on the manufacture, composition and quality of the product, are submitted to the FDA in the form of an NDA requesting approval to market the product. The NDA must be accompanied by a significant user-fee payment. The FDA has substantial discretion in the approval process and may refuse to accept any application or decide that the data is insufficient for approval and require additional preclinical, clinical or other studies.
We estimate that it generally takes ten to 15 years, or possibly longer, to discover, develop and bring to market a new pharmaceutical or biopharmaceutical product in the United States. Several years may be needed to complete each phase, including discovery, preclinical, Phase 1, 2 or 3, or marketing authorization.
In addition, under the Pediatric Research Equity Act, an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Recently, the Food and Drug Administration Safety and Innovation Act (“FDASIA”), which was signed into law on July 9, 2012, amended the FDCA. The FDASIA requires that a sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan within 60 days of an end-of-Phase-2 meeting or as may be agreed between the sponsor and the FDA. The initial Pediatric Study Plan must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach agreement on the Pediatric Study Plan. A sponsor can submit amendments to an agreed-upon initial Pediatric Study Plan at any time if changes to the pediatric plan need to be considered based on data collected from nonclinical studies, early-phase clinical trials, and/or other clinical development programs.
The cost of preparing and submitting an NDA is substantial. Under federal law, NDAs are subject to substantial application user fees and the sponsor of an approved NDA is also subject to annual product and establishment user fees. Under the Prescription Drug User Fee Act (“PDUFA”), as amended, each NDA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA VI eliminates fees for supplements as well as for establishments, although applicants will be assessed for annual prescription drug program fees for prescription drug products, rather than the prescription drug product fee assessed under the previous iteration of PDUFA. According to the FDA’s fee schedule for the 2022 FY, the user fee for each NDA application requiring clinical data is USD 3,242,026 and the annual program fee is USD 393,933. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

Once the NDA submission has been submitted, the FDA has 60 days after submission of the NDA to conduct an initial review to determine whether it is sufficient to accept for filing. Under the PDUFA, the FDA sets a goal date by which it plans to complete its review. This is typically 12 months from the date of submission of the NDA application. The review process is often extended by FDA requests for additional information or clarification. Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facility complies with cGMP regulations and may also inspect clinical study sites for integrity of the data supporting safety and efficacy. The FDA may also convene an advisory committee of external experts to provide input on certain review issues relating to risk, benefit and interpretation of clinical study data. The FDA is not bound by the recommendations of an advisory committee, but generally follows such recommendations in making its decisions. The FDA may delay approval of an NDA if applicable regulatory criteria are not satisfied and/or the FDA requires additional testing or information. The FDA may require post-marketing testing and surveillance to monitor safety or efficacy of a product.
After the FDA evaluates the NDA and conducts inspections of the manufacturing facilities where the drug product and/or its API will be produced, it may issue an Approval Letter or a Complete Response Letter. An Approval Letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical study or studies, and/or other significant, expensive and time-consuming requirements related to clinical studies, preclinical studies or manufacturing. Even if such additional information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA could also approve the NDA with a Risk Evaluation and Mitigation Strategy (REMS), plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-marketing studies or clinical studies. Such post-marketing testing may include Phase 4 clinical studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.
Special Protocol Assessment
The FDA and an IND sponsor may agree in writing on the design and size of clinical studies intended to form the primary basis of a claim of effectiveness in an NDA. This process is known as a special protocol assessment (“SPA”). Upon a specific request for a SPA by an IND sponsor, the FDA will evaluate the protocol. If an SPA agreement is reached, however, it is not a guarantee of product approval by the FDA or approval of any permissible claims about the product. The FDA retains significant latitude and discretion in interpreting the terms of the SPA agreement and the data and results from any study that is the subject of the SPA agreement. In particular, the SPA agreement is not binding on the FDA if previously unrecognized public health concerns later come to light, other new scientific concerns regarding product safety or efficacy arise, the IND sponsor fails to comply with the agreed-upon protocol, or the relevant data, assumptions, or information provided by the IND sponsor when requesting an SPA agreement change, are found to be false statements or misstatements, or are found to omit relevant facts. An SPA agreement may not be changed by the sponsor or the FDA after the study begins except with the written agreement of the sponsor and the FDA, or if the FDA determines that a substantial scientific issue essential to determining the safety or effectiveness of the drug was identified after the testing began.
Orphan-Drug Designation
Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is a disease or condition that either affects fewer than 200,000 individuals in the United States, or affects more than 200,000 individuals in the United States but there is no reasonable expectation that the cost of developing and making a drug product available in the United States for this type of disease or condition will be recovered from sales of the product in the U.S.. Orphan-product designation must be requested before submitting an NDA. After the FDA grants orphan-product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan-product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.
If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan-product exclusivity, which means that the FDA cannot approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. The designation of such drug also entitles a party to financial incentives such as opportunities for grant funding toward clinical study costs, tax advantages and user-fee waivers. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan-product exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug or biological product as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease. If a drug product designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan-product exclusivity. Orphan-drug status in the EU has similar but not identical benefits in that jurisdiction.
Disclosure of Clinical Trial Information
Sponsors of clinical trials (other than Phase 1 clinical trials) of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information. Information related to the product, comparator, patient population, phase of investigation, trial sites and investigators and other aspects of the clinical trial is made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of certain trials may be delayed until the new product or new indication being studied has been approved. However, there are evolving rules and increasing requirements for publication of trial-related information, and it is possible that data and other information from trials involving drugs that never garner approval could be required to be disclosed in the future. In addition, publication policies of major medical journals mandate certain registration and disclosures as a pre-condition for potential publication, even when this is not presently mandated as a matter of law. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.
Post-Approval Requirements
Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, periodic reporting, product distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user-fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.
In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and QC to maintain cGMP compliance.
Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-marketing studies or clinical studies to assess new safety risks, or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:
•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
•	fines, warning letters or holds on post-approval clinical studies;
•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;
•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.
The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.
Patent Term Restoration and Marketing Exclusivity
Depending upon the timing, duration, and specifics of FDA approval of the use of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term to be extended up to 5 years as compensation for patent term effectively lost due to the FDA’s pre-market approval requirements. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half of the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension. Extensions are not granted as a matter of right and the extension must be applied for prior to the expiration of the patent and within a 60-day period from the date the product is first approved for commercial marketing. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. Where a product contains multiple active ingredients, if any one active ingredient has not been previously approved, it can form the basis of an extension of patent term provided the patent claims that ingredient or the combination containing it.
In the future, we may apply for patent term restoration for some of our presently owned patents to add patent life beyond their current expiration date, depending on the expected length of clinical studies and other factors involved in the submission of the relevant NDA; however, there can be no assurance that any such extension will be granted to us.
The Biologics Price Competition and Innovation Act of 2009 provides up to 12 years of non-patent data exclusivity within the United States to the first applicant to gain approval of a Biologics License Application for a new biologic product that has not previously been approved by the FDA, which we refer to as a reference product. This 12-year data exclusivity does prohibit the FDA from approving a biosimilar or interchangeable product of such reference product until 12 years after the licensure of such reference product. In addition, the FDA will not accept a biosimilar or interchangeable product application for review until four years after the date of first licensure of such reference product. Under 21CFR314.108, five years’ exclusivity is also granted to new chemical entities that contain no active moiety that has been approved by the FDA under section 505(b). This market exclusivity bars the FDA from accepting for review any ANDA or 505(b)(2) application for a drug containing the same active moiety for (i) five years if an ANDA or 505(b)(2) application does not contain a paragraph IV certification to a listed patent, or (ii) four years if an ANDA or 505(b)(2) is submitted containing a paragraph IV certification to a listed patent. Moreover, pediatric exclusivity, if granted, may add six months of exclusivity if the reference product has been studied with respect to a pediatric indication in accordance with certain regulatory requirements. A reference product may also be granted seven years of orphan-drug exclusivity for the treatment of a rare disease or condition under section 527(a) of FDCA, which would run in parallel with the 12 years of data exclusivity of the reference product, if applicable.
Other U.S. Healthcare Laws and Compliance Requirements
In addition to FDA restrictions on marketing of pharmaceutical or biopharmaceutical products, federal and state healthcare laws restrict certain business practices in the pharmaceutical and biopharmaceutical industries. These laws include, but are not limited to, anti-kickback, false claims, data privacy and security, and transparency statutes and regulations.
The U.S. federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any good, facility, item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payment, ownership interests and providing anything at less than its fair market value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical and biopharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution, the exceptions and safe harbors are drawn narrowly, and our practices may not in all cases meet all the criteria for a statutory exception or safe harbor protection. Practices involving remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare-covered business, the statute has been violated. The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (collectively, the Health Care Reform Law), amended the intent requirement under the Anti-Kickback Statute and criminal healthcare fraud statutes (discussed below) such that a person or entity no longer needs to have actual knowledge of the statute or the specific intent to violate it in order to have committed a violation. In addition, the Health Care Reform Law provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act (discussed below). Further, the Civil Monetary Penalties Law imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.
The federal false claims laws prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus non-covered, uses. The federal HIPAA created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of, or payment for, healthcare benefits, items or services.
Additionally, the Health Care Reform Law also included the federal Physician Payments Sunshine Act, which requires that certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members.
Additionally, many states have similar healthcare statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Certain states require the posting of information relating to clinical studies, and require pharmaceutical companies to implement a comprehensive compliance program that includes a limit on expenditures for, or payments to, individual medical or health professionals and to track and report gifts and other payments made to physicians and other healthcare providers. If our operations are found to be in violation of any of the health regulatory laws described above or any other laws that apply to us, we may be subject to penalties, including potentially significant criminal, civil and/or administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion of products from reimbursement under government programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products will be sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.
Coverage and Reimbursement
Significant uncertainty exists as to the coverage and reimbursement status of any pharmaceutical or biological product for which we obtain regulatory approvals. Sales of any product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. As there is no uniform policy of coverage and reimbursement for drug products among third-party payors in the United States, coverage and reimbursement policies for drug products can differ significantly from payor to payor. There may be significant delays in obtaining coverage and reimbursement as the process of determining coverage and reimbursement is often time-consuming and costly which will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage or adequate reimbursement will be obtained. It is difficult to predict at this time what government authorities and third-party payors will decide with respect to coverage and reimbursement for our drug products. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization.
In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost effectiveness of pharmaceutical or biological products, medical devices and medical services, in addition to questioning safety and efficacy.
Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product.
Healthcare Reform
The United States and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded healthcare programs, and increased governmental control of drug pricing.
In March 2010, the ACA was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States, and significantly affected the pharmaceutical industry. The ACA contains a number of provisions of particular import to the pharmaceutical and biotechnology industries, including, but not limited to, those governing enrollment in federal healthcare programs, a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, and annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs. Since its enactment, there have been judicial, Congressional, and executive branch challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, the 2020 federal spending package permanently eliminate, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. In addition, the Tax Cuts and Jobs Act was enacted, which, among other things, removes penalties for not complying with ACA’s individual mandate to carry health insurance. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. In March 2020, the Supreme Court granted a writ of certiorari and agreed to review the judgement of the federal appeals court. On June 17, 2021, the Supreme Court held that the plaintiffs (comprised of the state of Texas, as well as numerous other states and certain individuals) did not have standing to challenge the constitutionality of the ACA’s individual mandate and, accordingly, vacated the Fifth Circuit’s decision and instructed the district court to dismiss the case. As a result, the ACA will remain in effect in its current form for the foreseeable future. However, we cannot predict what additional challenges may arise in the future, the outcome thereof, or the impact any such actions may have on our business.
Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. presidential executive orders, congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. For example, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services (HHS) released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA, among other things, (1) directs HHS to negotiate the price of certain single-source drugs and biologics covered under Medicare and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries.
At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for a particular product or put pressure on product pricing, which could negatively affect a company’s business, financial condition, results of operations and prospects.
China Regulation
The China’s National Medical Products Administration, the predecessor of which is known as the National Medical Products Administration is the China Food and Drug Administration (the “CFDA”, together with the National Medical Products Administration, hereinafter collectively, the “NMPA”) is the primary regulatory agency for pharmaceutical products and businesses and regulates almost all of the key stages of the life-cycle of pharmaceutical products, including nonclinical studies, clinical trials, marketing approvals, manufacturing, advertising and promotion, distribution, and pharmacovigilance, and it is under the supervision of State Administration for Market Regulation (the “SAMR”), an institution for supervising and administrating the market in China.
Drug Research and Development
Pursuant to the Drug Administration Law of the PRC (the “Drug Administration Law”), last amended on August 26, 2019 and became effective on December 1, 2019, the State encourages the R&D of new drugs, and protects the legal rights and interests of citizens, legal persons and other organizations in the research and development of new drugs. The dossier on new drug R&D, including the manufacturing method, quality standards, results of pharmacological and toxicological tests and the related data, documents and the samples, shall, in accordance with the regulations of NMPA be submitted to the competent authority for approval before the clinical trial is conducted. The NMPA shall, within 60 business days from the date on which the application for such clinical trial is accepted, decide on whether to approve it and then notify the clinical trial applicant. In the case of failure to notify the applicant within the prescribed time limit, it shall be deemed as approved. When a new drug has gone through the clinical trial and passed the evaluation, a drug registration certificate shall be issued upon approval by NMPA.

According to the Provisions for Drug Registration (the “Drug Registration Provisions”) which was last revised on January 22, 2020 and became effective on July 1, 2020, non-clinical safety evaluation study of drugs shall be carried out by qualified organizations and comply with the good laboratory practices for non-clinical drug research. Clinical trial of drugs shall be subject to approval, and bioequivalence test shall be filed; clinical trial of drugs shall comply with the Good Practice for Clinical Trials of Drugs (the “Good Clinical Practice”) and shall be carried out by drug clinical trial organizations which comply with the relevant provisions. Clinical trials of drugs shall consist of Phases 1, 2, 3 and 4 clinical trials as well as bioequivalence test. Based on the characteristics of drugs and research objective, the research contents shall include clinical pharmacology research, exploratory clinical trial, confirmatory clinical trial and post-marketing clinical research. On September 6, 2013, the Announcement of the NMPA on Drug Clinical Trial Information Platform providing that, instead of the aforementioned registration filed with the NMPA, all clinical trials approved by the NMPA and conducted in the PRC shall complete clinical trial registration and publish trial information through the Drug Clinical Trial Information Platform.
The Announcement on Adjusting Evaluation and Approval Procedures for Clinical Trials for Drugs was promulgated by the NMPA on July 24, 2018, according to which, if the applicant does not receive any negative or questioning opinions from the Center for Drug Evaluation (the “CDE”) within 60 days after the application is accepted and the fees are paid, the applicant can carry out the clinical trials in accordance with the submitted trial protocol.
The institutions for non-clinical safety evaluation study and clinical trial organizations shall respectively implement the Good Laboratory Practice for Non-Clinical Drug Research which became effective on September 1, 2017, and Good Practice for Clinical Trials of Drugs which was effective on September 1, 2003 and lastly revised on April 23, 2020 and became effective on July 1, 2020.
Drug Registration
According to the currently effective Drug Registration Provisions, after completing non-clinical study of drugs and clinical trials of drugs and other regulatory requirements are satisfied, the applicant could submit an NDA to the NMPA. The CDE, a subsidiary of the NMPA, shall organize pharmacist, medical and other technical personnel to conduct a comprehensive review of safety, effectiveness and quality control of the drug. Where the application is cleared by the comprehensive review, the NMPA will grant a new drug certificate and a drug approval number, assuming the applicant and the manufacturing enterprise have obtained valid Drug Manufacturing License and the requisite production conditions for the new medicine have been met. All pharmaceutical products produced in China must bear drug approval numbers issued by the NMPA, with the exception of certain Chinese herbs and Chinese herbal medicines in soluble form. A drug approval number issued by the NMPA is valid for five years and the applicant shall apply for renewal six months prior to its expiration date.
Drug Manufacturing
Pursuant to the Drug Administration Law and the Implementing Regulations of the Drug Administration Law of the PRC (the “Drug Administration Implementing Regulations”), a drug manufacturing enterprise is required to obtain a Drug Manufacturing License from the relevant provincial drug administration authority of the PRC. The grant of such permit is subject to an inspection of the manufacturing facilities, and an inspection to determine whether the sanitary condition, quality assurance systems, management structure and equipment meet the required standards. Pursuant to the Drug Administration Implementing Regulations and the Measures on the Supervision and Administration of the Manufacture of Drugs, which was last amended on January 22, 2020 and effective on July 1, 2020 (the “Drug Manufacture Supervision Measures”), the drug manufacturing license is valid for five years and the drug manufacturing enterprises shall apply to the original authority that issued such license for renewal six months prior to its expiration date.
The Good Manufacturing Practices of Drugs (the “Guidelines”) which were last amended in 2010, set the basic standards for the manufacture of pharmaceuticals. The Guidelines comprise a set of detailed standard guidelines governing the manufacture of drugs, including quality management, organization and personnel, plant and facilities, equipment, materials and products, confirmation and verification, production management, quality control and quality assurance, commissioned production and commissioned inspection, product shipping and recall, and self-inspection.
According to the Drug Administration Law, the requirement of obtaining a Good Manufacturing Practice Certificate is cancelled and the pharmaceutical manufacturing company shall comply with Good Manufacturing

Practice for Drugs, establish and improve upon a drug manufacturing quality management system, ensure the whole drug manufacturing process continuously comply with statutory requirements.
Administration of Affairs concerning Laboratory Animals
If an enterprise utilizes laboratory animals and related products for scientific research and experiments, it is required to obtain a License for Use of Laboratory Animals according to Regulations for Administration of Affairs Concerning Laboratory Animals approved by the State Council on October 31, 1988 and last revised on March 1, 2017, and the Administrative Measures on the Certificate for Laboratory Animals (Trial) implemented on January 1, 2002.
Advertisements of Drugs
On April 29, 2021, the Standing Committee of the National People’s Congress (the “SCNPC”) revised the Advertising Law of the PRC, according to which certain contents shall not be included in advertisement of drugs, such as an assertion or guarantee on the efficacy or the safety, stating a cure rate or effective rate. In addition, the contents of the drug advertisements shall be examined by the relevant advertising examination authorities before the publication of such drug advertisements.
Drug Recalls
According to the Measures on Drug Recall effective from November 1, 2022, a drug marketing authorization holder should establish and improve its recall system by collecting relevant information about drug safety and making an investigation and evaluation with respect to the drugs with potential safety hazards. If there are any potential safety hazards that endanger human health and life safety or any violation of statutory requirements in respect of any drugs sold in PRC, such holder must start the drug recall procedures. Where a drug is recalled, the drug manufacturers, drug distributors and drug users should assist such holder to satisfy its recall obligations by communicating the drug recall information and any feedback, controlling and recovering such drugs according to the recall plan.
Regulation in the Rest of the World
For other countries outside of the United States, the requirements governing the conduct of clinical trials, drug licensing, pricing and reimbursement vary from country to country. In all cases the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles having their origin in the Declaration of Helsinki.

MANAGEMENT
Directors and Executive Officers
The following table sets forth certain information relating to our directors and executive officers as of the date of this prospectus:
Name	Age	Position(s)
Ming-Kuei Jang, Ph.D.	52	Chairman of the Board of Directors
Mark S. Shearman, Ph.D.	62	Director and Chief Executive Officer
Kuk-Hyun Kyung, B.S.	43	Director
Michael Xin Hui, M.B.A.	52	Director
Zhigang Luo, M.B.A.	53	Director
Roger James Pomerantz, M.D., F.A.C.P.	66	Director
Bradford A. Navia, M.D., Ph.D.	69	Chief Medical Officer
Brian Achenbach, M.B.A.	59	Chief Financial Officer
Lana Gladstein, J.D.	48	General Counsel
Ming-Kuei Jang, Ph.D. is a co-founder of our company. Dr. Jang has served as our Chairman of the board of directors since 2015, and served as our Chief Executive Officer from February 2015 to July 2023. Dr. Jang has over 20 years of experience in neurodegenerative diseases. Dr. Jang also serves as the Chief Scientific Officer of APRINOIA USA and President of our Asia operations. Prior to founding our company, Dr. Jang held associate director role at GlaxoSmithKline in Shanghai from March 2010 to March 2012. He also served as senior research biologist of Merck & Co in Boston, Massachusetts from October 2006 to March 2010. Dr. Jang also led Neurodegeneration Consortium at MD Anderson Cancer Center in Houston, Texas from April 2012 to April 2014. Dr. Jang holds a Ph.D. in Pharmacology/Neuroscience from Boston University School of Medicine, and a B.S. in Chemistry from National Taiwan University.
Mark S. Shearman, Ph.D. has served as our Chief Executive Officer since August 2023, and as our director since October 2023. Dr. Shearman has extensive experience in pharmaceutical research, drug development and strategic partnerships. Prior to joining our company, Dr. Shearman served as the Chief Scientific Officer at Editas Medicine from 2021 to March 2023. Prior to Editas Medicine, Dr. Shearman was the Chief Scientific Officer at Applied Genetic Technologies Corporation from 2015 to 2021. Prior to that, Dr. Shearman served as a Senior Vice President of research and early development at Merck KGAa from 2009 to 2015, where he established and led productive research teams in the United States and Switzerland. Prior to Merck KGAa, Dr. Shearman served at Merck & Co. from 2006 to 2009, with his last position as an executive director, and Merck, Sharp & Dohme from 1992 to 2005, with his last position as a Senior Director of department of cellular & molecular neuroscience responsible for the research and development of Alzheimer’s Disease. Dr. Shearman received a Ph.D. in Neuroscience from University of Nottingham and a B.S. in Biochemistry from University of Bristol.
Kuk-Hyun Kyung, B.S. has served as our director since September 2017. Mr. Kyung has also served as the managing director (investment) at Woori Venture Partners (former KTB Network) since 2010. Prior to KTB Network, Mr. Kyung served as an assistant manager at Naver from 2008 to 2010 and at SK Group from 2005 to 2008. Mr. Kyung holds a B.S. in Naval Architecture and Ocean Engineering from Seoul National University.
Michael Xin Hui, M.B.A. has served as our director since October 2022. Mr. Hui is the managing director of Pandect Bioventures, and the founder and chairman of Yingli Pharma Limited and ShangPharma Group. Mr. Hui also serves as the director of ChemPartner, a company listed on the Shenzhen Stock Exchange (stock code: 300149). From 2000 to 2002, Mr. Hui served as the vice president of Investment Banking, Greater China, Softbank Investment E2-Capital, a subsidiary of the leading Japanese investment and venture firm, where he was responsible for managing the Shanghai office operation as well as executing IPO, M&A, and private placement deals in China. Mr. Hui also served as Investment Manager of Phytomedica from 1999 to 2000. Mr. Hui holds an M.B.A. from the Stern School of Business at New York University, an M.S. in Chemistry from Tulane University and a B.S. in Chemistry from Oregon State University.
Zhigang Luo, M.B.A. has served as our director since June 2021. Mr. Luo has also served as the director and general manager of Yantai Dongcheng Biochemicals Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 002675), since January 2021. Mr. Luo has served as an engineer in the General Hospital of Beijing Military Region, the manager and deputy general manager of Beijing AMS Electronics Co., Ltd., and the general manager of Jyams PET Research & Development Limited. Mr. Luo holds an M.B.A. from Beijing University of Posts and Telecommunications and a B.S. in Medical Engineering from Guangzhou First Military Medical University.
Roger J. Pomerantz, M.D., F.A.C.P. has served as our independent director since November 30, 2023. Dr. Pomerantz is the President, CEO, and Chairman of ContraFect Inc. (Nasdaq: CFRX), and Senior Clinical Advisor to the Board of Directors, Seres Therapeutics, Inc. (Nasdaq: MCRB) and, previously, President, CEO and Founding Chairman of the Board of Directors of Seres Therapeutics Inc. He also serves as Chairman of the Board of Directors of Viracta, Inc (Nasdaq: VIRX), founding Chairman of the Board of Indaptus Therapeutics Inc. (Nasdaq: INDP), founding Chairman of the Board of Stingthera Biosciences, Inc., Vice Chairman of the Board of Enlivex Therapeutics, Inc., and Senior Strategic Consultant to the CEO and Board of I2O, Inc. Dr. Pomerantz holds an M.D. from Johns Hopkins School of Medicine and a B.A. in Biochemistry from John Hopkins University.
Bradford A. Navia, M.D., Ph.D. has served as our Chief Medical Officer since December 2021. Dr. Navia has over 17 years of experience in clinical development and regulatory affairs in neurodegenerative disorders, including Alzheimer’s disease, Parkinson’s disease and various psychiatric disorders. Prior to joining our company, Dr. Navia served as Executive Director of Sunovion Pharmaceuticals from September 2014 to November 2021. Prior to that, Dr. Navia served as the strategic and clinical Lead of AbbVie Inc. from January to August 2014, senior director and head of imaging of Eisai Co., Ltd. from January to March 2013 and director of Johnson & Johnson from March 2005 to December 2009. Dr. Navia was an Associate Professor at Tufts Medical School from 1997 to 2013. Dr. Navia received an M.D. from Columbia University Vagelos College of Physicians and Surgeons, a Ph.D. in Neuroscience and Genetics from Harvard University, and a B.A. in Comparative Literature from Columbia University.
Brian Achenbach, M.B.A. has served as our Chief Financial Officer since January 2023. Mr. Achenbach has over 30 years of experience in finance and accounting primarily in the biotech, pharmaceutical and medical device industries. Prior to joining our company, Mr. Achenbach served as the Chief Financial Officer for On Demand Pharmaceuticals from April 2022 to January 2023. Prior to that, he served as Senior Vice President of Finance and Principal Financial Officer at Mustang Bio from October 2017 to April 2022. Prior to Mustang Bio, Mr. Achenbach served as Vice President & Corporate Controller at Amerigen Pharmaceuticals, where he oversaw all finance and accounting functions. Prior to Amerigen, Mr. Achenbach served as Vice President of Finance for the Americas and Vice President of Global Financial Planning & Analysis at ConvaTec Group PLC, a global medical products and technologies company, where he led finance and accounting operations in the U.S., Canada and South America. Earlier in his career, Mr. Achenbach held roles of increasing responsibility in finance and accounting at companies including Mylan N.V., Andrx Corporation and IVAX Corporation. Mr. Achenbach holds an M.B.A. in finance from Roosevelt University, and a B.A. in Economics from the University of Florida.
Lana Gladstein, J.D. has served as our General Counsel since May 2023. Prior to joining our company, Ms. Gladstein served as the Chief Legal Officer and General Counsel for Arranta Bio (acquired by Recipharm in 2022) and as Chief Legal Officer of Recipharm (Americas) post acquisition of Arranta Bio. Prior to Arranta and Recipharm, Ms. Gladstein served as the Executive Vice President and General Counsel at Brammer Bio (acquired by Thermo Fisher Scientific Inc. in 2019), and as General Counsel of Viral Vector Services of Thermo Fisher Scientific post acquisition of Arranta Bio. Prior to that, Ms. Gladstein was a partner at the law firm of Nutter McClennen & Fish LLP and Pepper Hamilton LLP. Ms. Gladstein holds a J.D. from Northeastern University School of Law and a B.A. in Biology from Brandeis University.
Board of Directors
Our board of directors consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of the board of directors (including by way of a general notice to the board of directors). A director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein and if he or she does so, his or her vote shall be counted and he or she may be counted in the quorum of any meeting of the board of directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration. The directors may exercise all the powers of our company to raise or borrow money, mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and issue debentures, debenture stock, shares, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of the non-executive directors has a service contract with our company that provides for benefits upon termination of service.

Duties of Directors
Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.
The functions and powers of our board of directors include, among others:
•	conducting and managing the business of our company;
•	representing our company in contracts and deals;
•	appointing attorneys for our company;
•	selecting and removing senior management;
•	providing employee benefits and pensions;
•	managing our company’s finance and bank accounts;
•	evaluating the performance and determining the compensation level of chief executive officer;
•	exercising the borrowing powers of our company and mortgaging the property of our company; and
•	exercising any other powers conferred by the shareholders meetings or under our amended and restated memorandum and articles of association.
Terms of Directors and Executive Officers
Our directors may be appointed by a resolution of our board of directors or by an ordinary resolution of our shareholders. In addition, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director either to fill a casual vacancy on our board or as an addition to the existing board. Unless otherwise determined by our company in general meeting, we shall have not less than three directors, and there shall be no maximum number of directors. Our directors will be divided into three classes designated as follows:
•
Class I, which will consist of    , whose term will expire at our first annual general meeting of shareholders to be held after the closing of this offering or until their successors are elected and qualified;

•
Class II, which will consist of    , whose term will expire at our second annual general meeting of shareholders to be held after the closing of this offering or until their successors are elected and qualified; and

•
Class III, which will consist of    , whose term will expire at our third annual general meeting of shareholders to be held after the closing of this offering or until their successors are elected and qualified.

Our directors shall be assigned to each class in accordance with a resolution or resolutions adopted by our board of directors. At the first annual general meeting of shareholders, the term of office of the Class I directors shall expire and Class I directors appointed at such meeting shall be elected for a full term of three years. At the second annual general meeting of shareholders, the term of office of the Class II directors shall expire and Class II directors appointed at such meeting shall be elected for a full term of three years. At the third annual general meeting of shareholders, the term of office of the Class III directors shall expire and Class III directors at such meeting appointed shall be elected for a full term of three years. At each succeeding annual general meeting of shareholders, our directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual general meeting. Notwithstanding the foregoing, each director shall hold office until the expiration of his or her term, until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal. A director will be removed from office automatically if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigned his or her office by notice in writing to us; (iv) without special leave of absence from the board of directors, is absent from three consecutive board meetings and the board of directors resolves that his or her office be vacated; or (v) is removed from office pursuant to any other provisions of the Amended Articles.
Our officers are elected by and serve at the discretion of the board of directors.
Board Committees
The board of directors will have an audit committee, a compensation committee and a nominating committee. Each committee’s members and functions are described below:
Audit Committee
Our audit committee will initially consist of     and    .     will be the chairman of our audit committee. We have determined that each of     and     satisfies the independence requirements under Rule 5605(c)(2) of the Nasdaq Stock Market Rules, and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act. We have determined that     satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.
The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. Our audit committee will be responsible for, among others:
•	selecting the independent auditor;
•	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;
•
annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

•	review responsibilities, budget, compensation and staffing of our internal audit function;
•	reviewing with the independent auditor any audit problems or difficulties and management’s response;
•	reviewing and, if material, approving all related party transactions on an ongoing basis;
•	reviewing and discussing the annual audited financial statements with management and the independent auditor;
•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;
•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;
•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;
•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;
•	discussing policies with respect to risk assessment and risk management with management and internal auditors;
•
timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within IFRS that have been discussed with management and all other material written communications between the independent auditor and management;

•
establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	meeting separately, periodically, with management, internal auditors and the independent auditor.
Compensation Committee
Our compensation committee will initially consist of    ,     and    .     will be the chairman of our compensation committee. We have determined that     satisfies the independence requirements under Rule 5605(a)(2) of the Nasdaq Stock Market Rules.
Our compensation committee will be responsible for, among others:
•	reviewing, evaluating and, if necessary, revising our overall compensation policies;
•	reviewing and evaluating the performance of our directors and relevant senior officers and determining the compensation of relevant senior officers;
•	reviewing and approving our senior officers’ employment agreements with us;
•	setting performance targets for relevant senior officers with respect to our incentive compensation plan and equity-based compensation plans;
•	administering our equity-based compensation plans in accordance with the terms thereof; and
•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee will initially consist of    ,     and    .     will be the chairman of our nominating and corporate governance committee. We have determined that each of     and     satisfies the independence requirements under Rule 5605(a)(2) of the Nasdaq Stock Market Rules.
The nominating and corporate governance committee will be responsible for, among others:
•	selecting and recommending to our board of directors nominees for election by the shareholders or appointment by the board;
•	reviewing annually with our board of directors the current composition of our board of directors with regards to characteristics such as independence, knowledge, skills, experience and diversity;
•	making recommendations on the frequency and structure of our board of directors meetings and monitoring the functioning of the committees of our board of directors; and
•
advising our board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.]

[Code of Business Conduct and Ethics
We have adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees. We seek to conduct business ethically, honestly, and in compliance with applicable laws and regulations. Our Code of Business Conduct and Ethics sets out the principles designed to guide our business practices—compliance, integrity, respect, and dedication. The code applies to all directors, officers, employees and extended workforce, including [Chief Executive Officer, Chief Financial Officer and Chief Marketing Officer]. Relevant sections of the code also apply to members of our board of directors. We expect our suppliers, contractors, consultants, and other business partners to follow the principles set forth in its code when providing goods and services to us or acting on our behalf.]
Compensation of Directors and Executive Officers
For the year ended December 31, 2022, we paid an aggregate of approximately $1.2 million in cash and benefits to our executive officers. During the year ended December 31, 2022, we did not pay our non-employee directors. For share incentive grants to our officers and directors, see “—Equity-Based Incentive Awards” below. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Employment Agreements and Indemnification Agreements
[We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon [three]-month advanced written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based.
Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which us has confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all rights, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.
In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for [one] year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach agents, developers, real estate buyers or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.
We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of us.]
Equity-Based Incentive Awards
Our equity-based incentive awards are designed to align our executive officers’ interests with those of our stockholders and to retain and incentivize our executive officers over the long-term. Our board of directors is responsible for approving equity grants. Vesting of equity awards is generally tied to continuous service with us and serves as an additional retention measure. Our executive officers generally are awarded an initial new hire grant upon commencement of employment. Additional grants may occur periodically in order to specifically incentivize our executive officers with respect to achieving certain corporate goals or to reward our executive officers for exceptional performance.
We adopted four equity incentive plans, which include the Equity Incentive Plan adopted in 2018 (the “2018 Plan”), the Equity Incentive Plan #2 adopted in 2019 (the “2019 Plan”), the Equity Incentive Plan #3 adopted in 2021 (the “2021 Plan”), and the Equity Incentive Plan #4 (the “2022 Plan,” together with the 2018 Plan, the 2019 Plan, the 2021 Plan, the “Incentive Plans”). The Incentive Plans enable our company to grant incentive share options or non-qualified share options to our employees, consultants and advisors at the discretion of our board of directors.
Prior to this offering, we have granted all equity awards pursuant to our Incentive Plans. The terms of our Incentive Plans are described below. All options are granted with a per share exercise price equal to no less than the fair market value of a share of our common stock on the date of the grant of such award. Generally, our option awards vest over a two-year period subject to the holder’s continuous service to us, as further described in the table below.
2018 Plan
As of the date of this prospectus, the maximum aggregate number of ordinary shares that may be granted under the 2018 Plan is 5,122,556 shares, and there were no shares available for future grants under the 2018 Plan. The following paragraphs summarize the principal terms of the 2018 Plan.

•	Types of Awards. The awards granted under the plan mean the option to purchase the ordinary shares of our company.
•	Plan Administration. The plan will be administered by a committee appointed by our board of directors, which shall consist of four directors.
•
Award Agreement. Awards granted under the plan are evidenced by a written instrument executed by the relevant participant to whom an award is granted and our company, containing such terms, conditions, limitations and restrictions as the committee that administers the plan shall deem advisable which are not inconsistent with the plan.

•
Exercise Price. The exercise price for the ordinary shares purchased under an award shall be determined by the committee that administers the plan, but shall be no less than the fair market value per share on the date of grant.

•	Eligibility. Persons eligible to participate in the plan include our employees, consultants and advisors.
•	Term of the Awards. The maximum of an award shall be established by the committee that administers the plan or, if not so established, shall be ten (10) years from the date of grant.
•	Vesting Schedule. The vesting schedule will be set forth in the written instrument evidencing the awards granted.
•
Assignability. No award or interest in an award under the plan may be sold, assigned, pledged or transferred by the participants or made subject to attachment or similar proceedings otherwise than by will or by the applicable laws of descent and distribution. However, the committee may in its sole discretion permit the transfer of an award subject to the terms and conditions of the plan and the relevant instrument.

•	Term and Termination. The plan shall terminate ten (10) years from its effective date, unless sooner terminated by our board of directors.
2019 Plan
As of the date of this prospectus, the maximum aggregate number of ordinary shares that may be granted under the 2019 Plan is 6,580,617 shares, and there were no shares available for future grants under the 2019 Plan. The principal terms of the 2019 Plan are substantially similar with the 2018 Plan above.
2021 Plan
As of the date of this prospectus, the maximum aggregate number of ordinary shares that may be granted under the 2021 Plan is 1,350,000 shares, and there were no shares available for future grants under the 2021 Plan. The principal terms of the 2021 Plan are substantially the same as the 2018 Plan above, except that the committee appointed by our board of directors to administer the 2021 Plan shall consist of five directors.
In addition, the 2021 Plan is supplemented by two appendixes containing provisions applicable only to awards granted to U.S. participants and PRC participants, respectively.
Principal Provisions Applicable Only to U.S. Participants
The share options granted to U.S. participants may be either “non-qualified share options” or “incentive share options.” Incentive share options (“ISOs”) will be designed in a manner intended to comply with the provisions of Section 422 of the Internal Revenue Code of 1986, as amended, and will be subject to specified restrictions contained in the Internal Revenue Code of 1986, as amended. Both ISOs and non-qualified share options will have an exercise price of not less than the fair market value of an ordinary share on the date of grant, and do not contain any feature for the deferral of compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended. The type of the awards shall be specified in the option agreement for a U.S. participant. Among such restrictions, ISOs will only be granted to employees, and will not be exercisable after a period of ten (10) years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our shares, the exercise price must be at least 110% of the fair market value of an ordinary share on the date of grant and the ISO must not be exercisable after a period of five (5) years measured from the date of grant.

Our board of directors or the committee that administers the plan will ensure its compliance with applicable U.S. laws and may change the terms of the awards and need not obtain U.S. participants’ consent for any changes for the purpose of complying with the present or future U.S. laws governing or regulating the maintenance or operation of the plan.
Principal Provisions Applicable Only to PRC Participants
Our board of directors or the committee that administers the plan will ensure its compliance with applicable PRC laws. By exercising the stock option under the awards, a PRC participant shall agree to take all steps to comply and assist us to comply with all applicable PRC laws and regulations including reporting and approval requirements.
2022 Plan
As of the date of this prospectus, the maximum aggregate number of ordinary shares that may be granted under the 2022 Plan is 9,488,419 shares, and there were 125,000 shares available for future grants under the 2022 Plan. The principal terms of the 2022 Plan are substantially similar with the 2021 Plan above.
The following table summarizes, as of the date of this prospectus, the options granted under our Incentive Plans to several of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.
Name	Ordinary Shares Underlying Options	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Ming-Kuei Jang	1,000,000	0.100	November 1, 2018	October 31, 2023
	1,365,556	0.100	October 1, 2019	September 30, 2024
	3,220,000	0.156	November 1, 2019	October 31, 2024
	*	0.156	August 15, 2022	August 14, 2027
	2,800,000	0.158	August 15, 2022	August 14, 2027
Mark S. Shearman	*	0.100	November 1, 2018	October 31, 2023
	*	0.158	August 15, 2022	August 14, 2027
	*	0.158	July 17, 2023	July 16, 2028
	*	0.158	December 1, 2023	November 30, 2028
Kuk-Hyun Kyung	—	—	—	—
Michael Xin Hui	—	—	—	—

Zhigang Luo	—	—	—	—
Roger James Pomerantz	—	—	—	—
Bradford A. Navia	1,350,000	0.158	December 1, 2021	November 30, 2026
Brian Achenbach	1,000,000	0.158	February 1, 2023	January 31, 2028
Lana Gladstein	*	0.158	July 17, 2023	July 16, 2028
	*	0.158	December 1, 2023	November 30, 2028
	*	0.158	January 12, 2024	January 11, 2029
All directors and executive officers as a group	11,847,083
*	Less than 1% of our total outstanding ordinary shares on an as-converted basis.

PRINCIPAL SHAREHOLDERS
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus:
each of our directors and executive officers;
each person known to us to beneficially own more than 5% of our ordinary shares.
The calculations in the table below are based on 94,114,807 ordinary shares outstanding on an as-converted basis as of the date of this prospectus and     ordinary shares issued and outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this prospectus, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	%	Number	%
Directors and Executive Officers**:
Ming-Kuei Jang(1)	8,724,662	8.7%
Mark S. Shearman	*	*
Kuk-Hyun Kyung	—	—
Michael Xin Hui	—	—
Zhigang Luo	—	—
Roger James Pomerantz	—	—
Bradford A. Navia(2)	1,350,000	1.4%
Brian Achenbach	*	*
Lana Gladstein	*	*
All Directors and Executive Officers as a Group	11,528,581	11.2%

Principal Shareholders:
Entities Affiliated with Dongcheng Pharma(3)	19,240,206	20.4%
Wealth Path Investments Limited(4)	9,900,000	10.5%
Daiwa Taiwan-Japan Biotech Fund(5)	9,750,000	10.4%
KTB China Synergy Fund(6)	8,596,268	9.1%
ShangPharma Investment Group Limited(7)	6,503,000	6.9%
*	Less than 1% of our total outstanding shares.
**	Except as otherwise indicated below, the business address of our directors and executive officers.
(1)	Represents 2,557,054 ordinary shares held by Mr. Ming-Kuei Jang and 6,167,608 ordinary shares issuable upon the exercise of options held by Mr. Jang within 60 days of the date of this prospectus.
(2)	Represents 1,350,000 ordinary shares issuable upon the exercise of options held by Mr. Bradford A. Navia within 60 days of the date of this prospectus.
(3)
Represents 3,854,252 ordinary shares and 13,487,219 Series C preferred shares directly held by Yantai Dongcheng Biochemicals Co., Ltd. (“Dongcheng Pharma”) and 1,898,735 Series C preferred shares directly held by DongCheng International (HongKong) Limited (“Dongcheng HK”), a wholly owned subsidiary of Dongcheng Pharma. The registered address of Dongcheng Pharma is No.7 Chang Bai Shan Road, Yantai Economic and Technological Development Zone, Shandong Province, China, and the registered address of Dongcheng HK is Room 413, 4/F, Lucky Centre, 165-171 Wan Chai Road, Wan Chai, Hong Kong. Dongcheng Pharma is a company publicly listed on the Shenzhen Stock Exchange (stock code: 002675).

(4)
Represents 9,900,000 ordinary shares held by Wealth Path Investments Limited (“Wealth Path”). Wealth Path is wholly owned by Mr. Spencer Lee. By virtue of being the controlling shareholder and the director of Wealth Path, Mr. Spencer Lee may be deemed to have beneficial ownership over shares held by Wealth Path. The registered address of Wealth Path is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(5)
Represents 6,000,000 ordinary shares and 3,750,000 Series B preferred shares directly held by Daiwa Taiwan-Japan Biotech Fund (“Daiwa”). DCI Partners Co., Ltd. (“DCIP”) is the general partner of Daiwa. The voting and investment power of shares held by Daiwa is exercised by majority vote of an investment committee consisting of DCIP’s employees, each of whom disclaims beneficial ownership for the shares held by Daiwa, except to the extent of any pecuniary interest therefrom. The principal business address of Daiwa is 1-9-1 Marunouchi, Chiyoda-ku, Tokyo, 100-6756, Japan.

(6)
Represents 6,250,000 Series B preferred shares, 1,600,000 Series Pre-C preferred shares and 746,268 Series C preferred shares directly held by KTB China Synergy Fund (“KTB”). The voting and investment power of shares held by KTB is exercised by its general partner, Woori Venture Partners, which disclaims beneficial ownership for the shares held by KTB. The principal business address of KTB is 670 Daewangpangyo-ro, Bundang-gu, Seongnam-si, Gyeonggi-do 10FL, USpace 2A dong, Republic of Korea.

(7)
Represents 5,253,000 ordinary shares and 1,250,000 Series B preferred shares directly held by ShangPharma Investment Group Limited (“ShangPharma”). The voting and investment power of shares held by ShangPharma is exercised by its managing director, Mr. Michael Xin Hui. The registered address of ShangPharma is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

As of the date of this prospectus, we have 715,000 ordinary shares held by record holders in the United States, representing approximately 0.8% of our total issued and outstanding shares on an as-converted basis. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following is a summary of transactions since January 1, 2022 to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our then directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.
Private Placements
See “Description of Share Capital—History of Securities Issuances.”
Agreements With Our Shareholders
See “Description of Share Capital—Registration Rights.”
Employment Agreements and Indemnification Agreement
See “Management—Employment Agreements and Indemnification Agreements.”
Share Incentives
See “Management—Equity-Based Incentive Awards.”
Other Related Party Transactions
Transactions with Dr. Ming-Kuei Jang
Loan Agreements with Dr. Ming-Kuei Jang
We entered into three loan agreements with Dr. Ming-Kuei Jang, our co-founder, chairman of the board and former Chief Executive Officer, in 2022. These loans bear an interest rate of 5% and mature in October and November 2023 respectively. Subsequent to June 30, 2023, the Board approved the extension of these loans through October and November 2024, respectively. As of December 31, 2022, we recorded an aggregate loan balance of $899,000 and an interest payable of $5,000 within related party payable in connection with these three loan agreements. During the first two quarters of 2023, Dr. Ming-Kuei Jang funded an additional $280,000 loan to our company for operational support. During the first two quarters of 2023, we repaid the entire outstanding balance of the related party payable and associated interest.
For the six months ended June 30, 2023 and 2022, we incurred interest expense of $3,000 and zero, respectively, related to these loan balances.
Bank Loans Guaranteed by Dr. Ming-Kuei Jang
As of June 30, 2023 and December 31, 2022, the 2022 July Bank Loan of $690,000 and $725,000, respectively, was guaranteed by Dr. Ming-Kuei Jang, with interest at a fixed rate of 4.35%. As of December 31, 2022, the 2022 June Bank Loan of $725,000 was guaranteed by Dr. Ming-Kuei Jang, with interest carried at a LPR plus 0.1%. These loans were repayable within one year from its respective issuance date and included as a short-term borrowing on the accompanying interim condensed consolidated balance sheets. In June 2023, the outstanding balance of the 2022 June Bank Loan was paid in full at maturity and was not replaced with a new loan. Subsequent to June 30, 2023, the outstanding balance of the 2022 July Bank Loan was paid in full at maturity and was not replaced with a new loan.
Loan Agreement with the Chief Financial Officer of the Company
On October 4, 2023, we entered into a $200,000 loan agreement with our Chief Financial Officer. The loan bears an annual interest rate of 7%. We repaid all principal and interest due per the loan agreement in January 2024.
Convertible Promissory Note Agreement with Various Related Parties
DongCheng International (HongKong) Limited
In December 2022, we issued multiple unsecured convertible notes to several investors, inclusive of a related party, DongCheng International (HongKong) Limited, a wholly-owned subsidiary of our related party and collaboration partner, Yantai Dongcheng Biochemicals Co., Ltd. (together with its subsidiaries, “Dongcheng

Pharma”) who owns more than 5% of our outstanding ordinary shares as of June 30, 2023 and December 31, 2022. The principal amount of this related party convertible note issued in 2022 was $1,000,000, with terms substantially the same as those issued to other investors, including the terms related to the automatic conversion upon certain specific events. We renewed the note with Dongcheng Pharma on December 18, 2023, with terms substantially the same as those offered to another investor for its renewed note, including an increased 8% per annum simple interest from the date of the renewal.
Daiwa Taiwan Japan BioVenture Investment Limited Partnership II
In January 2023, we issued an unsecured convertible note to a related party, Daiwa Taiwan Japan BioVenture Investment Limited Partnership II. Daiwa Taiwan-Japan Biotech Fund, who owns more than 5% of our outstanding ordinary shares as of June 30, 2023 and December 31, 2022, shares the same general partner, DCIP, with Daiwa Taiwan Japan BioVenture Investment Limited Partnership II. The principal amount of this related party convertible note issued in 2023 was $3,000,000, with terms substantially the same as those issued to other investors, including the terms related to the automatic conversion upon certain specific events. We renewed the note with Daiwa Taiwan Japan BioVenture Investment Limited Partnership II on January 12, 2024, with terms substantially the same as those offered to another investor for its renewed note, including an increased 8% per annum simple interest from the date of the renewal.
R Investments, LLC
In January 2023, we issued an unsecured convertible note to a related party, R Investments, LLC, who is an affiliate of Ross Acquisition Corp II (“RAC”). The principal amount of this related party convertible note issued in 2023 was $7,500,000, with terms substantially the same as those issued to other investors, except that the convertible note issued to R Investments, LLC has optional conversion terms upon certain specific events.
On January 12, 2024, the note matured and we executed an agreement with the investor to extend the maturity date to February 15, 2024 for the purpose of renegotiating the terms of the note. We agreed to increase the interest rate to the equivalent of 12.5% per annum for the extended period and all other terms of the note remain unchanged.
Dr. Ming-Kuei Jang
In February 2023, we issued an unsecured convertible promissory note to Dr. Ming-Kuei Jang. The principal amount of this related party convertible note issued in 2023 was $250,000, with terms substantially the same as those issued to other investors, including the terms related to the automatic conversion upon certain specific events.
Tsung Han Lee and Tsung Yen Lee
In January 2024, we issued an unsecured convertible promissory note to each of the related parties, Tsung Han Lee and Tsung Yen Lee, who are family members of the sole shareholder of Wealth Path Investments Limited, who owns more than 5% of our outstanding ordinary shares as of June 30, 2023 and December 31, 2022. The principal amount of each of these two related party convertible notes issued in 2024 was $2,000,000, with terms substantially the same as those issued to other investors, except that these two related party convertible notes have optional-conversion terms upon certain specific events and bear a simple interest of 8% per annum on their respective principal amount.
Unless otherwise noted above, the above convertible notes are due and payable at their respective majority date and bear interest on their principal amounts at the rate of 5% per annum. As of June 30, 2023 and December 31, 2022, the carrying value of the related parties convertible notes, net of the debt discount and issuance costs and the related accrued interest was $10,762,000 and $753,000, respectively. The face value of the related parties convertible notes, including the notes issued in 2024 up to the date of this prospectus, is $8.25 million. The fair value of the derivative liabilities associated with the embedded redemption features in connection with the related parties convertible notes was $1,685,000 and $173,000 as of June 30, 2023 and December 31, 2022, respectively.
Note Receivable – Related Party
On March 31, 2023, we and RAC entered into an advance agreement (the “Advance Agreement”), pursuant to which, we agreed to advance up to an aggregate of $990,000 to RAC’s trust account from March 2023 through August 2023. The principal amount of the advance bore no interest. In connection with the termination of a proposed business combination between our company and RAC (the “Business Combination”), the Advance Agreement is of no further force and effect. As of June 30, 2023, advance payments of $660,000 were made under the Advance Agreement. Subsequent to June 30, 2023 and prior to the termination of the Business Combination, we made additional advance payments of $330,000. We agreed to forgive the aggregate advance of $990,000 upon the termination of the Business Combination and will expense the advance payment in the second half of 2023.
Agreements with Dongcheng Pharma, a Related Party, and Its Subsidiary
See “Business—License Agreements and Collaborations.”

DESCRIPTION OF SHARE CAPITAL
We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below and the common law of the Cayman Islands.
As of the date of this prospectus, our authorized share capital is $50,000,000 divided into four classes of shares as follows: (i) 443,026,664 Ordinary Shares, (ii) 15,000,000 Series B Preferred Shares, (iii) 11,973,336 Pre-Series C Preferred Shares, and (iv) 30,000,000 Series C Preferred Shares.
As of the date of this prospectus, we had (i) 40,492,206 Ordinary Shares, (ii) 13,883,000 Series B Preferred Shares, (iii) 11,973,336 Pre-Series C Shares, and (iv) 27,766,265 Series C Preferred Shares, in each case issued and outstanding. All of our shares issued and outstanding prior to the completion of the offering will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.
Immediately prior to the completion of this offering, our authorized share capital will be $    divided into    shares, comprising of (i)     ordinary shares of a par value of $    each, and (ii)     undesignated shares of a par value of $    each of such class or classes (however designated) as our board of directors may determine in accordance with our [post-offering amended and restated memorandum and articles of association]. Immediately prior to the completion of this offering, all of our issued and outstanding preferred shares will be converted into ordinary shares on a [one-for-one] basis. Following such conversion, we will have     ordinary shares issued and outstanding prior to the completion of this offering. All of our shares issued and outstanding prior to the completion of the offering will be fully paid, and all of our shares to be issued in this offering will be issued as fully paid.
Upon the completion of this offering, our board of directors may, without further action by our shareholders, fix the rights, preferences, privileges, and restrictions of up to an aggregate of     undesignated shares, including preferred shares, in one or more classes or series and authorize their issuance. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our ordinary shares. The issuance of our other shares, including potentially preferred shares, could adversely affect the voting power of holders of ordinary shares and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of other shares, including preferred shares, could have the effect of delaying, deferring, or preventing a change of control or other corporate action. Upon the completion of this offering, no preferred shares will be outstanding, and we have no present plan to issue any preferred shares.
Our Post-Offering Amended and Restated Memorandum and Articles of Association
[Our shareholders intend to adopt an amended and restated memorandum and articles of association, which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the amended and restated memorandum and articles of association, or our post-offering amended and restated memorandum and articles of association, that we expect will become effective immediately prior to completion of this offering, and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.
Objects of Our Company. Under our post-offering amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.
Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.
Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend may exceed the amount recommended by our directors. Our post-offering amended and restated memorandum and articles of association provide that the directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or the credit standing in our company’s share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.
Voting Rights. Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. On all matters subject to a vote at general meetings of our company, (1) on a show of hands, every shareholder present in person and every person representing a shareholder by proxy shall be entitled to one vote, whereas (2) on a poll, every shareholder and every person representing a shareholder by proxy shall be entitled to one vote per ordinary share. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands). A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total number of ordinary shares which are present in person or by proxy at the general meeting.
An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our [post-IPO memorandum and articles of association]. Under the Companies Act, a special resolution will be required in order for our company to effect certain important matters as stipulated in the Companies Act, such as a change of name or making changes to our amended and restated memorandum and articles of association. Holders of the ordinary shares may, among others, subdivide or consolidate their shares by ordinary resolution.
General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.
Shareholders’ general meetings may be convened by the chairman of our board or by a majority of our board of directors. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-IPO memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will be required to convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-IPO memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.
Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:
•
the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;
•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
•	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.
If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.
The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the requirement of the Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any year.
Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the par value of the shares held by them.
Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Shares. Subject to the Companies Act, our [post-offering amended and restated memorandum and articles of association] and to any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed, we may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by special resolutions of our shareholders. We may also repurchase any of our shares provided that the terms and manner have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or, if so authorized by its articles of association, out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares. If at any time our share capital is divided into different classes of shares, the rights attached to any class of shares may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment to or issue of further shares ranking pari passu with or subsequent to such existing class of shares or redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.
Issuance of Additional Shares. Our [post-offering amended and restated memorandum of association] authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our [post-offering amended and restated memorandum of association] also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:
•	the designation of the series;
•	the number of shares of the series;
•	the dividend rights, dividend rights, conversion rights, voting rights;
•	the rights and terms of redemption and liquidation preferences; and
•	any other powers, preferences and relative, participating, optional and other special rights.
Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.
Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our corporate records (other than our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”
Anti-Takeover Provisions. Some provisions of our [post-offering amended and restated memorandum and articles of association] may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:
•
authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.
However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.
Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:
•	does not have to file an annual return of its shareholders with the Registrar of Companies;
•	is not required to open its register of members for inspection;
•	does not have to hold an annual general meeting;
•	may issue shares or shares with no par value;
•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	may register as a limited duration company; and
•	may register as a segregated portfolio company.
“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law
The Companies Act of the Cayman Islands is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England. In addition, the Companies Act of the Cayman Islands differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act of the Cayman Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.
A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.
The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.
Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.
Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of shareholders; or (b) a majority representing 75% in value of creditors with whom the arrangement is to be made, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
•	the statutory provisions as to the required majority vote have been met;
•
the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.
The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have on occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:
•	a company acts or proposes to act illegally or ultra vires;
•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
•	those who control the company are perpetrating a “fraud on the minority.”
Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our [post-offering amended and restated memorandum and articles of association] provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs or in the execution or discharge of his duties, powers, authorities or discretions (including as a result of any mistake of judgment), including without prejudice to the generality of the foregoing, any costs, expenses (including reasonable attorneys' fees), losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.
In addition, we intend to enter into indemnification agreements with our directors and executive officers prior to the completion of this offering, that provide such persons with additional indemnification beyond that provided in our [post-offering amended and restated memorandum and articles of association].
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
As a matter of Cayman Islands law, a director of a Cayman Islands exempted company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands exempted company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
Shareholder Action by Written Resolution. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering amended and restated memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held, and any such resolution in writing shall be as valid and effective as if the same had been passed at a general meeting of our company duly convened and held.
Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
The Companies Act provides shareholders with only limited rights to requisition a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated memorandum and articles of association allow our shareholders holding in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Shareholders seeking to bring business before the annual general meeting or to nominate candidates for election as directors of the Company at the annual general meeting must deliver notice to the registered office of the Company not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting. Other than our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we may but are not obliged by law to call shareholders’ annual general meetings. See “—Our Post-Offering Amended and Restated Memorandum and Articles of Association—General Meetings of Shareholders” for more information on the rights of our shareholders’ rights to put proposals before the annual general meeting.
Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated memorandum and articles of association, subject to the restrictions as contained therein, directors may be removed by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.
Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among others, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.
Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company: (a) is or is likely to become unable to pay its debts; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The Grand Court may, among others, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.
Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.
Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, we may materially adversely vary the rights attached to any class with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.
Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.
Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.]
History of Securities Issuances
The following is a summary of our securities issuances in the past three years:
Ordinary Shares
On March 5, 2021, we issued a total of 856,750 ordinary shares to certain of our employees for an aggregate consideration of $93,473 in connection with their exercise of options.
On January 6, 2022, we issued a total of 5,045,806 ordinary shares to certain of our officers, employees and consultants for an aggregate consideration of $581,875 in connection with their exercise of options.
On July 5, 2022, we issued a total of 265,000 ordinary shares to certain employees for an aggregate consideration of $38,820 in connection with their exercise of options.
On July 5, 2023, we issued a total of 1,875,150 ordinary shares to certain employees for an aggregate consideration of $288,971 in connection with their exercise of options.
Preferred Shares
On March 24, 2021, we issued a total of 2,253,730 Series C Preferred Shares to existing shareholders and a new investor for an aggregate consideration of approximately $3.0 million.
On June 8, 2021, we issued 13,487,219 Series C Preferred Shares to an existing shareholder for an aggregate consideration of approximately $18.1 million.
On October 14, 2021, we issued a total of 6,329,114 Series C Preferred Shares to new investors for an aggregate consideration of approximately $10.0 million.
On April 13, 2022, we issued a total of 5,696,202 Series C Preferred Shares to new investors for an aggregate consideration of approximately $9.0 million.
Options
We have granted options to purchase our ordinary shares to certain of our executive officers and employees and other grantees. See “Management—Equity-Based Incentive Awards.”
Convertible Promissory Notes
On December 20 and 21, 2022, we issued convertible promissory notes to investors and one of our officers for an aggregate consideration of $1,450,000. Each note bears a simple interest of 5% per annum and is due one year after the date of note issuance.

On January 12, 2023, we issued convertible promissory notes to investors for an aggregate consideration of $10,500,000. Each note bears a simple interest of 5% per annum and is due one year after the date of note issuance.
On February 7, 2023, we issued a convertible promissory note to one of our directors for consideration of $250,000, which bears a simple interest rate of 5% per annum and is due one year after the date of note issuance.
On May 23, 2023, we issued convertible promissory notes to a new investor for an aggregate consideration of $4,357,900. Each note bears a simple interest of 5% per annum and is due one year after the date of note issuance.
On June 30, 2023, we issued a convertible promissory note to a new investor for consideration of $100,000, which bears a simple interest rate of 5% per annum accruing from February 17, 2023 and is due one year thereafter.
On November 10, 2023, we issued a convertible promissory note to a new investor for consideration of $100,000, which bears a simple interest rate of 5% per annum and is due one year after the date of note issuance.
On November 20, 2023, we issued a convertible promissory note to a new investor for consideration of $400,000, which bears a simple interest rate of 5% per annum and is due one year after the date of note issuance.
On December 12 and 18, 2023, we renewed two convertible promissory notes, with an aggregate principal amount of $1,400,000, with its respective investor. Each renewed note bears a simple interest of 5% per annum from the issuance date of the original note and an increased simple interest of 8% per annum from the date of renewal, and is due one year after the renewal date of such note.
On December 21, 2023, a convertible note that was issued to one of our officers for consideration of $50,000 matured.
On January 9, 2024, we issued convertible promissory notes to two new investors for an aggregate consideration of $4,000,000. Each note bears a simple interest rate of 8% per annum and is due one year after the date of note issuance.
On January 12, 2024, we renewed a convertible promissory note with a principal amount of $3,000,000. The renewed note bears a simple interest of 5% per annum from the issuance date of the original note and an increased simple interest of 8% per annum from the date of renewal and is due one year after the renewal date.
On January 12, 2024, a convertible note that was issued for consideration of $7,500,000 matured and we executed an agreement with the investor to extend the maturity date to February 15, 2024 for the purpose of renegotiating the terms of the note. We agreed to increase the interest rate to the equivalent of 12.5% per annum. All other terms of the note remain unchanged.
Registration Rights
Upon the completion of this offering, the holders of (i) any ordinary shares issued or issuable upon conversion of the preferred shares, (ii) any ordinary shares issued (or issuable upon the conversion or exercise of any warrant, right or other security which is issued) as a dividend or other distribution with respect to, or in exchange for or in replacement of, any preferred shares, and (iii) any other ordinary shares owned or hereafter acquired by certain institutional shareholders (collectively, the “Registrable Securities”). Registrable Securities exclude securities that are (a) sold by a person in a transaction in which the registration rights are not assigned in accordance with the Shareholders Agreement, (b) sold in a registered public offering under the Securities Act or (c) sold pursuant to Rule 144 promulgated under the Securities Act.
These rights are provided under the terms of the shareholders’ agreement between us and our shareholders, dated September 24, 2021, as amended by the addendum to shareholders’ agreement dated November 16, 2021 (the “Shareholders Agreement”). The Shareholders Agreement includes demand registration rights, piggyback registration rights and Form F-3 registration rights as described below. The demand, piggyback and Form F-3 registration rights described below shall terminate on the fifth anniversary of this offering. Pursuant to the Shareholders Agreement, upon the completion of this offering, the holders of [78,629,853] of our ordinary shares, or Registrable Securities, will be entitled to the registration rights as described below.
Demand Registration Rights
If our company shall, at any time following the effectiveness of a registration statement for a qualified initial public offering, receive a written request from the holders of at least 50% of the Registrable Securities then outstanding that we file a registration statement under the Securities Act covering the registration of at least 50% of the registrable securities, then we shall, within ten business days of the receipt of such written request, give written notice of such request to all holders, and use our best efforts to effect, as soon as practicable, the registration under the Securities Act of all Registrable Securities that the holders request to be registered and included in such registration by written notice given by such holders to our company within 20 days after receipt of such request. We are not obligated to effect more than two demand registrations. In addition, if in the good faith judgment of our board of directors, it would be materially detrimental to our company and our shareholders for such registration statement to be filed at such time, then we have the right to defer such filing for a period of not more than 90 days after receipt of the request for demand registration, subject to certain limitations. A demand right shall not be deemed to have been exercised until such deferred registration shall have been effected.
Piggyback Registration Rights
Upon the closing of the offering, all holders of Registrable Securities will be entitled to certain piggyback registration rights. After this offering, we shall notify all holders of Registrable Securities in writing at least 30 days prior to filing any registration statement under the Securities Act for purposes of effecting a public offering of securities of our company (including, but not limited to, registration statements relating to secondary offerings of securities of our company, but excluding registrations relating to any registration under Section 11.3 or Section 11.5 of the Shareholders Agreement) and shall afford each such holder an opportunity to include in such registration statement all or any part of the Registrable Securities then held by such holder.
Form F-3 Registration.
Upon the closing of this offering, holder(s) of at least 50% of all Registrable Securities then outstanding can make a written request that we register their shares on Form F-3 and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such holder(s). We shall effect the registration of the securities on Form F-3 as soon as practicable, except in certain circumstances, including (i) if the Form F-3 is not available for such offering by the holder(s), (ii) if the holders, together with the holders of any other securities of our company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public of less than $1 million, (iii) if, in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such Form F-3 registration to be effected at such time, in which event we shall have the right to defer the filing of the Form F-3 registration statement subject to certain limitations, (iv) if we have, within the six-month period preceding the date of such request, already effected one registration under the Securities Act other than a registration from which the Registrable Securities of the holders have been excluded (with respect to all or any portion of the Registrable Securities the holder requested be included in such registration) pursuant to the Shareholders Agreement.

SHARES ELIGIBLE FOR FUTURE SALE
Upon completion of this offering, we will have     ordinary shares, or approximately    % of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option to purchase additional ordinary shares. All of the ordinary shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares. Prior to this offering, there has been no public market for our ordinary shares. While we intend to list the ordinary shares on the Nasdaq, we cannot assure you that a regular trading market will develop in the ordinary shares.
Lock-Up Agreements
[Certain of our shareholders have agreed with the underwriters on the lock-up restrictions for a period of 180 days following the date of this prospectus. During the lock-up period, such shareholders shall not (i) lend, sell, offer to sell, contract or agree to sell, hypothecate, pledge or otherwise encumber, grant any option or warrant to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, with respect to the Ordinary Shares, (ii) enter into any swap or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, whether any such transaction is to be settled by delivery of such Ordinary Shares, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction, including the filing of a registration statement specified in clause (i) or (ii). In addition, the Sponsor and certain other parties shall also enter into an investor rights agreement and be subject to similar lock-up restrictions.]
Rule 144
All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.
Our affiliates are subject to additional restrictions under Rule 144. Our affiliates may only sell a number of restricted shares within any three-month period that does not exceed the greater of the following:
•	1% of our then outstanding ordinary shares, which will equal approximately ordinary shares immediately after this offering, assuming the underwriters do not exercise their over-allotment option; or
•	the average weekly trading volume of our ordinary shares on the Nasdaq, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.
Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.
Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.
Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.
Registration Rights
Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION
The following is a general summary of certain Cayman Islands and United States federal income tax consequences relevant to an investment in our ordinary shares. To the extent that the discussion below relates to matters of Cayman Islands tax law, it is the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands and the United States. You should consult your tax advisors with respect to the consequences of acquisition, ownership and disposition of our ordinary shares.
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.
No other taxes are likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of dividends or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.
U.S. Federal Income Taxation
The following is a description of certain material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ordinary shares. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. Holder that holds our ordinary shares as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state, local and non-U.S. tax consequences, gift or estate tax consequences, alternative minimum tax consequences, the impact of special tax accounting rules under Section 451(b) of the Internal Revenue Code of 1986, as amended, or the Code, the potential application of the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:
•	banks, insurance companies, and certain other financial institutions;
•	pension plans;
•	U.S. expatriates and certain former citizens or long-term residents of the United States;
•
persons holding ordinary shares as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to ordinary shares;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;
•	brokers, dealers or traders in securities, commodities or currencies;
•	tax-exempt entities or government organizations;
•	S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);
•	regulated investment companies or real estate investment trusts;
•	persons investing through individual retirement accounts or other tax deferred accounts;
•	persons who acquired our ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation;
•	persons that own or are deemed to own ten percent or more of our shares (by vote or value); and

•	persons holding our ordinary shares in connection with a trade or business, permanent establishment, or fixed place of business outside the United States.
If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner in such entity will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares and partners in such partnerships are encouraged to consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of ordinary shares.
The discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed U.S. Treasury Regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein — possibly with retroactive effect. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a position different from what is described below concerning the tax consequences of the acquisition, ownership and disposition of ordinary shares or that such a position would not be sustained by a court.
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares and is:
(1)	an individual who is a citizen or resident of the United States;
(2)
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

(3)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
(4)
a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

U.S. Holders are encouraged to consult their tax advisors concerning the U.S. federal, state, and local and non-U.S. tax consequences of owning and disposing of ordinary shares in their particular circumstances.
Taxation of Distributions
Subject to the discussion below under “Passive Foreign Investment Company Rules,” distributions paid on ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we may not calculate our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, including conditions relating to holding period and the absence of certain risk reduction transactions, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to “qualified dividend income.” However, the qualified dividend income treatment will not apply if we are treated as a PFIC with respect to the U.S. Holder for our taxable year of the distribution or the preceding taxable year. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Such gain or loss would generally be treated as U.S.-source ordinary income or loss. The amount of any distribution of property other than cash (and other than certain pro rata distributions of ordinary shares or rights to acquire ordinary shares) will be the fair market value of such property on the date of distribution.
For foreign tax credit purposes, our dividends will generally be treated as passive category income. Recently issued U.S. Treasury Regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021, may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.
Sale or Other Taxable Disposition of Ordinary Shares
Subject to the discussion below under “Passive Foreign Investment Company Rules,” gain or loss realized on the sale or other taxable disposition of ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.
If the consideration received by a U.S. Holder is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the ordinary shares are treated as traded on an “established securities market” and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), the U.S. Holder will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If the U.S. Holder is an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, the U.S. Holder will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date.
Passive Foreign Investment Company Rules
We will be a passive foreign investment company (“PFIC”) for any taxable year in which (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the value of our assets (generally determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, certain gains from the sale or exchange of investment property and certain rents and royalties. Cash and cash-equivalents generally are passive assets for these purposes. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as holding and receiving directly its proportionate share of assets and income of such corporation. If we are a PFIC for any taxable year during which a U.S. Holder holds our shares, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements.
Because the determination of whether we are a PFIC is a fact-intensive determination made after the end of such taxable year, we have not determined our PFIC status for our taxable year ended December 31, 2023. As such determination is made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation, there can be no assurance that we will not be treated as a PFIC for any prior, current or future taxable year. The total value of our assets for PFIC testing purposes (including goodwill) may be determined in part by reference to the market price of our ordinary shares from time to time, which may fluctuate considerably. Accordingly, if our market capitalization declines while we hold a substantial amount of cash and cash-equivalents for any taxable year we may be a PFIC for that taxable year. Under the income test, our status as a PFIC depends on the composition of our income for the relevant taxable year which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering, including this global offering. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.
If we are classified as a PFIC in any taxable year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding taxable years during which such U.S. Holder owns the ordinary shares, regardless of whether we continue to meet the tests described above unless we cease to be a PFIC and such U.S. Holder has made a “deemed sale” election under the PFIC rules. If such a deemed sale election is made, a U.S. Holder will be deemed to have sold the ordinary shares the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of our ordinary shares. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we are a PFIC and cease to be a PFIC and such election becomes available.
For each taxable year that we are treated as a PFIC with respect to a U.S. Holder, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives from us and any gain such U.S. Holder recognizes from a sale or other disposition (including a pledge) of our ordinary shares, unless (i) such U.S. Holder makes a “qualified electing fund” election, or QEF election, as discussed below, with respect to all taxable years during such U.S. Holder’s holding period in which we were a PFIC or (ii) our ordinary shares constitute “marketable stock” and such U.S. Holder makes a mark-to-market election (as discussed below). Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the ordinary shares;
•
the amount allocated to the taxable year of the disposition or distribution (as applicable), and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•
the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the taxable year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital gains, even if a U.S. Holder holds the ordinary shares as capital assets.
If we are a PFIC, a U.S. Holder generally will be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries or any other entities in which we hold equity interests that also are PFICs, or lower-tier PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to lower-tier PFICs.
U.S. Holders can avoid the interest charge on excess distributions or gain relating to the ordinary shares by making an effective QEF Election. However, a U.S. Holder can only make a QEF election with respect to ordinary shares in a PFIC if such company agrees to furnish such U.S. Holder with certain tax information annually. We do not presently intend to provide the information required to allow a U.S. Holder to make a QEF election if we or any of our subsidiaries are a PFIC.
U.S. Holders can avoid the interest charge on excess distributions or gain relating to the ordinary shares by making a mark-to-market election with respect to the ordinary shares, provided that the ordinary shares are “marketable stock.” Ordinary shares will be marketable stock if they are “regularly traded” on certain U.S. stock exchanges or on a non-U.S. stock exchange that meets certain conditions. For these purposes, the ordinary shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as one of their principal purposes meeting this requirement will be disregarded. Our ordinary shares will be listed on the Nasdaq, which is a qualified exchange for these purposes. Consequently, if our ordinary shares remain listed on the Nasdaq and are regularly traded, and you are a holder of ordinary shares, we expect the mark-to-market election would be available to U.S. Holders if we are a PFIC. Each U.S. Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the ordinary shares.
A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the ordinary shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the ordinary shares. An electing U.S. Holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the ordinary shares over the fair market value of the ordinary shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the ordinary shares in any year in which we are a PFIC will be treated as ordinary income, and any losses incurred on a sale or other disposition of our ordinary shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS unless the ordinary shares cease to be marketable stock.
However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable stock.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our ordinary shares, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.
Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file the annual report may result in substantial penalties and extend the statute of limitations with respect to the U.S. Holder’s federal income tax return. U.S. Holders should consult their tax advisors regarding the requirements of filing such information returns under these rules.
WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR PFIC STATUS ON YOUR INVESTMENT IN THE ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE ORDINARY SHARES.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.
Information With Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals and certain closely-held entities may be required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by financial institutions, in which case the accounts themselves may have to be reported if maintained by non-U.S. financial institutions). Any U.S. Holders who fail to timely furnish the required information may be subject to a penalty and the statute of limitations with respect to tax returns of such U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their ownership and disposition of our ordinary shares.
THIS DISCUSSION OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR INFORMATIONAL PURPOSES ONLY. IT IS NOT, AND IS NOT INTENDED TO CONSTITUTE, LEGAL OR TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. INCOME AND NON-INCOME TAX CONSEQUENCES OF OWNING AND DISPOSING OF OUR ORDINARY SHARES IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING INFORMATION REPORTING REQUIREMENTS AND THE IMPACT OF ANY POTENTIAL CHANGE IN LAW.

UNDERWRITING
Under the terms and subject to the conditions contained in the underwriting agreement dated as of the date of this prospectus, each underwriter named below has severally but not jointly agreed to purchase, and we have agreed to sell to those underwriters, the number of ordinary shares set forth opposite the underwriter’s name below:
Underwriter	Number of Shares
US Tiger Securities, Inc.	[•]
Total	[•]
The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below. The underwriting agreement only relates to the underwritten shares being sold by us. The underwriters do not have any agreement or understanding with respect to the shares being sold by the selling stockholders.
Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.
We have granted the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional 15% of the total number of ordinary shares to be offered at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, the underwriters will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to each underwriter’s name in the preceding table bears to the total number of ordinary shares listed in the preceding table.
The underwriters will initially offer the shares to the public at the initial public offering price set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.
Discounts and Expenses
The underwriting discounts and commissions are equal to 7.0% of the initial public offering price set forth on the cover of this prospectus up to gross proceeds of $29,999,999.99, or 6.5% if the gross proceeds exceed $30 million.
The following table shows the per share and total initial public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the Underwriter’s option to purchase up to [•] additional ordinary shares to cover over-allotments.
	Per Share	Total Without Exercise of Over- allotment Option	Total With Full Exercise of Over- allotment Option
Initial public offering price	$[•]	[•]	[•]
Underwriting discounts and commissions to be paid by us	$[•]	[•]	[•]
Proceeds, before expenses, to us	$[•]	[•]	[•]
We will also pay to the underwriters by deduction from the net proceeds of this offering, a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by us from the sale of our ordinary shares.
We have agreed to reimburse the US Tiger Securities Inc. (“US Tiger”) for its reasonable out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below).
We agreed to pay US Tiger a total of a maximum of $300,000 for its out-of-pocket expenses. Any expense deposits in excess of the amount paid by us on account of the Representative’s out-of-pocket expenses will be refunded to us in accordance with FINRA Rule 5110(g)(4).

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and commissions, non-accountable expense allowance and reimbursement of the US Tiger’s out-of-pocket expenses, will be approximately [•].
We have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol “APRI.” There is no assurance that such application will be approved, and if our application is not approved, this offering will not be completed.
For a period of two years from the closing of this offering, we will (i) furnish to the underwriters and distribute to our security holders an annual report and annual financial statements; (ii) furnish to the underwriters with copies of all filings with the SEC; and (iii) furnish to the underwriters with special security position reports and tracking reports as prepared by Depository Trust Company for a period of two years from the closing of this offering.
Indemnification
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.
Right of Participation
We have agreed to grant US Tiger the right to participate as an investment banker, joint book-runner and/or joint placement agent, for every future public and private equity and/or debt offering, including all equity linked financings during such 12 months period following the closing of this offering, for us or any of our successors or any subsidiary under customary terms. In accordance with FINRA Rule 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three years from the date of commencement of sales of this offering or the termination date of the engagement between us and the underwriters.
Lock-Up Agreements
Our officers, directors and 5% stockholders have agreed, subject to certain exceptions, to a “lock-up” for a period of 180 days after the date of this prospectus with respect to the ordinary shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for a period of 180 days after the date of this prospectus, such persons may not offer, sell, pledge or otherwise transfer or dispose of, directly or indirectly, these securities without the prior written consent of the US Tiger. In addition, we, including any of our successors, have agreed for a period of 180 days from the closing of this offering, that each will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares of the Company or any securities convertible into or exercisable or exchangeable for ordinary shares; or (b) file or caused to be filed any registration statement with the SEC relating to the offering of any ordinary shares of the Company or any securities convertible into or exercisable or exchangeable for ordinary shares. The underwriters have no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the underwriters may base their decision on their assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.
Pricing of the Offering
Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price of the shares has been negotiated between us and US Tiger. Among the factors considered in determining the initial public offering price of the shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
Electronic Offer, Sale and Distribution of Securities
A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ordinary shares to selling group members for sale to their online brokerage account holders. The ordinary shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.
Price Stabilization, Short Positions and Penalty Bids
In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our ordinary shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriter are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriters or dealer repays selling concessions allowed to it for distributing our ordinary shares in this offering because such underwriters repurchase those shares in stabilizing or short covering transactions.
Finally, the underwriters may bid for, and purchase, our ordinary shares in market making transactions, including “passive” market making transactions as described below.
These activities may stabilize or maintain the market price of our ordinary shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The Underwriter are not required to engage in these activities and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.
Passive Market Making
In connection with this offering, the underwriters may engage in passive market making transactions in our ordinary shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.
Potential Conflicts of Interest
The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters, their affiliates, directors, officers and employees may at any time purchase, sell, make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company and our affiliates. The underwriters and their affiliates, directors, officers and employees may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Other Relationships
The underwriters are full service financial institutions engaged in various activities, which may include the sales and trading of securities, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. The underwriters may in the future perform a variety of such activities and services for us and for persons or entities with relationships with us for which they received or will receive customary fees, commissions and expenses.

Selling Restrictions outside the United States
Notice to Prospective Investors in Australia
This prospectus is not a product disclosure statement, prospectus or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material or advertisement in relation to the offer of the ordinary shares has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.
Accordingly, (1) the offer of the ordinary shares under this prospectus may only be made to persons: (i) to whom it is lawful to offer the ordinary shares without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act, and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act, (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above, and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the ordinary shares sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.
Notice to Prospective Investors in Canada
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the Underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding Underwriter conflicts of interest in connection with this offering.
The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Notice to Prospective Investors in the United Kingdom
This prospectus is only being distributed to and is only directed at persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 within, and/or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) (all such persons together being referred to as “relevant persons”).
This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom who is not a relevant person should not act or rely on this prospectus or any of its contents.
Notice to Prospective Investors in Malaysia
The ordinary shares have not been and may not be approved by the securities commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian capital markets and services act of 2007, or CMSA. Accordingly, no securities or offer for subscription or purchase of securities or invitation to subscribe for or purchase securities are being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of schedule 5 of the CMSA and distributed only by a holder of a capital markets services license who carries on the business of dealing in securities and subject to the issuer having lodged this prospectus with the SC within seven days from the date of the distribution of this prospectus in Malaysia. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.
Notice to Prospective Investors in the People’s Republic of China
This prospectus may not be circulated or distributed in China and the ordinary shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of China except pursuant to applicable laws, rules and regulations of China. For the purpose of this paragraph only, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.
Notice to Prospective Investors in Hong Kong
The ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to our ordinary shares be issued or may be in possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to our ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Notice to Prospective Investors in the Republic of China (Taiwan)
The ordinary shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan, pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan.
Notice to Prospective Investors in Indonesia:
This prospectus does not, and is not intended to, constitute a public offering in Indonesia under Law Number 8 of 1995 regarding Capital Market. This prospectus may not be distributed in the Republic of Indonesia and the ordinary shares may not be offered or sold in the Republic of Indonesia or to Indonesian citizens wherever they are domiciled, or to Indonesia residents, in a manner which constitutes a public offering under the laws of the Republic of Indonesia.
Notice to Prospective Investors in Vietnam:
This offering of ordinary shares has not been and will not be registered with the State Securities Commission of Vietnam under the Law on Securities of Vietnam and its guiding decrees and circulars. The ordinary shares will not be offered or sold in Vietnam through a public offering and will not be offered or sold to Vietnamese persons other than those who are licensed to invest in offshore securities under the Law on Investment of Vietnam.

Notice to Prospective Investors in Thailand:
This prospectus does not, and is not intended to, constitute a public offering in Thailand. The ordinary shares may not be offered or sold to persons in Thailand, unless such offering is made under the exemptions from approval and filing requirements under applicable laws, or under circumstances which do not constitute an offer for sale of the shares to the public for the purposes of the Securities and Exchange Act of 1992 of Thailand, nor require approval from the Office of the Securities and Exchange Commission of Thailand.
Notice to Prospective Investors in Korea:
The ordinary shares may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ordinary shares have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ordinary shares may not be resold to Korean residents unless the purchaser of the ordinary shares complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ordinary shares.
Notice to Prospective Investors in Japan:
The ordinary shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (1) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law.
Notice to Prospective Investors in New Zealand:
This document has not been registered, filed with, or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (New Zealand) (“FMCA”). This document is not a product disclosure statement under New Zealand law and is not required to, and may not, contain all the information that a product disclosure statement under New Zealand law is required to contain. The Securities are not being offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) other than to a person who is a “wholesale investor” within the meaning of clause 3(2) of Schedule 1 of the FMCA – that is, a person who:
•	is an “investment business” within the meaning of clause 37 of Schedule 1 of the FMCA;
•	meets the “investment activity criteria” specified in clause 38 of Schedule 1 of the FMCA;
•	is “large” within the meaning of clause 39 of Schedule 1 of the FMCA; or
•	is a “government agency” within the meaning of clause 40 of Schedule 1 of the FMCA.
The Securities are not being offered or sold to retail investors in New Zealand.
Notice to Prospective Investors in the European Economic Area:
The units are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the units or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the units or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.
Notice to Prospective Investors in the Cayman Islands:
No offer or invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our securities.

EXPENSES RELATED TO THIS OFFERING
Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority (“FINRA”), filing fee, and the stock exchange application and listing fee, all amounts are estimates.
SEC Registration Fee	$
FINRA Filing Fee
Stock Exchange Application and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous
Total	$

LEGAL MATTERS
We are being represented by Cooley LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Winston & Strawn LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares offered in this offering and legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Cooley LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law.

EXPERTS
The consolidated financial statements for the years ended December 31, 2021 and 2022, included in this prospectus, have been audited by MaloneBailey, LLP, independent registered public accounting firm, as set forth in their report, thereon (which contains an explanatory paragraph regarding our company’s ability to continue as a going concern) given upon the authority of said firm as experts in auditing and accounting. The current address of MaloneBailey, LLP is 10370 Richmond Avenue, Houston, TX 77042.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ordinary shares. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we file any of these documents as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.
Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.
As a foreign private issuer, we are exempt under the Exchange Act from, among others, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with IFRS, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders.
We maintain a corporate website at www.aprinoia.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and our website address is included in this prospectus as an inactive textual reference only.

APRINOIA THERAPEUTICS INC.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2023 and December 31, 2022	F-31
Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss for the Six Months Ended June 30, 2023 and 2022	F-32
Unaudited Interim Condensed Consolidated Statements of Redeemable Convertible Preferred Shares and Shareholders’ Deficit for the Six Months Ended June 30, 2023 and 2022	F-33
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2023 and 2022	F-34
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
Aprinoia Therapeutics Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Aprinoia Therapeutics Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred shares and shareholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Going Concern Matter
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ MaloneBailey, LLP
www.malonebailey.com
We have served as the Company's auditor since 2023.
Houston, Texas
July 7, 2023

APRINOIA Therapeutics, Inc
Consolidated Balance Sheets
(Amounts in thousands, except share and per share amounts)
	December 31,
	2022	2021
Assets
Current assets:
Cash	$1,221	$9,674
Prepaid expenses and other current assets	590	429
Accounts receivable	—	155
Total current assets	1,811	10,258
Property and equipment, net	2,153	509
Deferred offering costs	1,288	—
Operating lease right-of-use assets	154	322
Prepaid expenses, net of current portion and other long-term assets	237	1,677
Total assets	$5,643	$12,766
Liabilities, Redeemable Convertible Preferred Shares, and Shareholders' Deficit
Current liabilities:
Accounts payable	$8,887	$432
Accrued expenses and other current liabilities	2,466	2,993
Operating lease liabilities, current	124	154
Related party payable	904	—
Short-term borrowings	1,450	785
Convertible notes (including a related party convertible note of $753 and $0 as of December 31, 2022 and 2021, respectively, net of debt discount and issuance costs)	1,093	—
Derivative liabilities (including a related party derivative liability of $173 and $0 as of December 31, 2022 and 2021, respectively)	251	—
Total current liabilities	15,175	4,364
Operating lease liabilities, net of current portion	42	177
Total liabilities	15,217	4,541
Commitments and Contingencies (Note 15)
Redeemable convertible preferred shares (Series B, Pre-C and C), $0.1 par value; 56,973,336 shares authorized; 53,622,601 and 47,926,399 shares issued and outstanding; redemption and liquidation value of $66,166 and $57,166 as of December 31, 2022 and 2021, respectively	65,876	56,913
Shareholders' deficit:
Ordinary shares, $0.1 par value, 443,026,664 shares authorized; 38,617,056 and 38,352,056 shares issued and outstanding as of December 31, 2022 and 2021, respectively	3,862	3,835
Additional paid-in capital	12,296	10,373
Accumulated deficit	(90,638)	(62,407)
Accumulated other comprehensive loss	(970)	(489)
Total shareholders' deficit	(75,450)	(48,688)
Total liabilities, redeemable convertible preferred shares, and shareholders' deficit	$5,643	$12,766
The accompanying notes are an integral part of these consolidated financial statements.

APRINOIA Therapeutics, Inc
Consolidated Statements of Operations and Comprehensive Loss
(Amounts in thousands, except share and per share amounts)
	Year Ended December 31,
	2022	2021
Revenue	$394	$550
Operating expenses
Research and development	21,617	19,660
General and administrative	7,041	4,787
Total operating expenses	28,658	24,447
Loss from operations	(28,264)	(23,897)
Other (expense) income:
Interest expense, net	(67)	(36)
Other income (expense), net	117	672
Total other income	50	636
Loss before income taxes	(28,214)	(23,261)
Provision for income taxes	(17)	—
Net loss	(28,231)	(23,261)
Net loss attributable to ordinary shareholders	$(28,231)	$(23,261)
Net loss per share attributable to ordinary shareholders
Basic and diluted	$(0.73)	$(0.69)
Weighted-average shares outstanding
Basic and diluted	38,482,015	33,561,324
Comprehensive loss:
Net loss	(28,231)	(23,261)
Foreign currency translation adjustment	(481)	(103)
Total comprehensive loss	$(28,712)	$(23,364)
The accompanying notes are an integral part of these consolidated financial statements.

APRINOIA Therapeutics, Inc
Consolidated Statements of Redeemable Convertible Preferred Shares and Shareholders’ Deficit
(Amounts in thousands, except share amounts)
	Redeemable Convertible Preferred		Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	25,856,336	$25,917	32,449,500	$3,245	$9,374	$(39,146)	$(386)	$(26,913)
Issuance of series C redeemable convertible preferred shares, net of issuance costs	22,070,063	30,996	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	914	—	—	914
Share option exercised	—	—	5,902,556	590	85	—	—	675
Net loss	—	—	—	—	—	(23,261)	—	(23,261)
Foreign currency translation adjustment	—	—	—	—	—	—	(103)	(103)
Balance as of December 31, 2021	47,926,399	56,913	38,352,056	3,835	10,373	(62,407)	(489)	(48,688)
Issuance of series C redeemable convertible preferred shares, net of issuance costs	5,696,202	8,963	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	1,911	—	—	1,911
Share option exercised	—	—	265,000	27	12	—	—	39
Net loss	—	—	—	—	—	(28,231)	—	(28,231)
Foreign currency translation adjustment	—	—	—	—	—	—	(481)	(481)
Balance as of December 31, 2022	53,622,601	$65,876	38,617,056	$3,862	$12,296	$(90,638)	$(970)	$(75,450)
The accompanying notes are an integral part of these consolidated financial statements.

APRINOIA Therapeutics, Inc
Consolidated Statements of Cash flows
(Amounts in thousands)
	Year Ended December 31,
	2022	2021
Operating Activities:
Net loss	$(28,231)	$(23,261)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	295	206
Non-cash interest expense	15	—
Amortization of operating lease right-of-use assets	148	112
Share-based compensation expense	1,911	914
Gain on asset disposal	—	(20)
Changes in operating assets and liabilities:
Accounts receivable	148	(158)
Prepaid expenses and other current assets	1,358	277
Accounts payable	7,853	(2,635)
Operating lease obligations	(145)	(100)
Accrued expenses and other current liabilities	(1,933)	1,785
Prepaid expenses, net of current portion and other long-term assets	1,344	(1,423)
Net cash used in operating activities	(17,237)	(24,303)
Investing Activities:
Purchase of property and equipment	(2,016)	(497)
Proceeds from disposal of property and equipment	—	180
Net cash used in investing activities	(2,016)	(317)
Financing Activities:
Proceeds from issuance of preferred shares, net of issuance costs	8,963	30,996
Proceeds from exercise of share options	39	675
Proceeds from issuance of convertible notes (including proceeds from a related party convertible note of $1,000 and $0 as of December 31, 2022 and 2021, respectively)	1,450	—
Proceeds from short-term borrowings	1,486	775
Proceeds from related party payable	899	—
Repayment of short-term borrowings	(743)	(954)
Deferred offering costs associated with the Business Combination	(740)	—
Net cash provided by financing activities	11,354	31,492
Effect of exchange rates on cash	(554)	(60)
Net increase (decrease) in cash	(8,453)	6,812
Cash at beginning of period	9,674	2,862
Cash at end of period	$1,221	$9,674
Supplemental disclosure of cash flow information:
Cash paid for loan interest	$41	$43
Supplemental cash flow information on non-cash investing and financing activities:
Right-of-use assets obtained in exchange of lease liabilities	$—	$405
Debt issuance cost associated with convertible notes included in accounts payable	$116	$—
Issuance of derivative instrument related to convertible notes	$251	$—
Deferred offering costs associated with the Business Combination in accounts payable	$548	$—
The accompanying notes are an integral part of these consolidated financial statements.

APRINOIA Therapeutics, Inc
Notes to Consolidated Financial Statements
(All amounts in thousands of US$, except for share and per share data)
NOTE 1 – NATURE OF BUSINESS AND BASIS OF PRESENTATION
Nature of the Business – APRINOIA Therapeutics Inc. was incorporated and registered as an exempted company with limited liability under the Companies Act of the Cayman Islands on June 24, 2016 (together with its subsidiaries, the “Company”). The Company is a clinical-stage biotechnology company committed to protecting patients’ brain health and changing clinical outcomes for a broad range of neurodegenerative diseases through diagnostic tools and novel therapeutics.
The Company has three direct wholly-owned subsidiaries, which are APRINOIA Therapeutics    in Japan (“APRINOIA Japan”), APRINOIA Therapeutics Limited in Hong Kong (“APRINOIA HK”) and APRINOIA Therapeutics, LLC in the United States (“APRINOIA USA”). APRINOIA HK has a direct wholly-owned subsidiary, Suzhou APRINOIA Therapeutics Co, Ltd., in Suzhou (“APRINOIA Suzhou”). The Company had a subsidiary in Taiwan (APRINOIA Therapeutics Inc. (Taiwan) or “APRINOIA Taiwan”), which was inactive in late 2021 and dissolved on May 20, 2022.
Basis of Presentation –The accompanying consolidated financial statements are presented in United States (“U.S.”) dollars and have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”), which include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in the consolidation process.
Liquidity and Going Concern – The accompanying consolidated financial statements have been prepared in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), which requires the Company to evaluate whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. The Company has incurred significant losses and negative cash flows from operations since its inception and expects to continue to incur losses and negative cash flows for the foreseeable future as the Company advances the preclinical studies and clinical development of its research programs and product candidates. To date, none of the Company’s product candidates have been approved for sale and, therefore, the Company has not generated any revenue from product sales. The Company has historically financed its operations through the issuance of convertible notes, the sale of its ordinary shares and preferred shares and the payments received under certain license agreements. For the years ended December 31, 2022 and 2021, the Company incurred net losses of $28,231 and $23,261, respectively, and net cash used in operating activities of $17,237 and $24,303, respectively. As of December 31, 2022, the Company had cash of $1,221 and accumulated deficit of $90,638.
As of December 31, 2022, the Company believes its current cash balances coupled with anticipated cash flow from operating and financing activities may not be sufficient to meet its working capital requirements for at least one year from the date of the issuance of the accompanying consolidated financial statements. The Company has received net proceeds of $65,876 from the sale of the Company’s preferred shares through December 31, 2022. Additionally, the Company issued an aggregate principal amount of $16,658 in convertible notes, including the issuance of convertible notes of $1,450 during the year ended December 31, 2022 and convertible notes of $15,208 subsequent to December 31, 2022 (see Note 16) to various new and existing investors including a related party, which generated net cash proceeds of approximately $16,524. These convertible notes will be converted into the Company’s shares upon certain events/transactions, including an initial public offering, a merger or other business combination of the Company with a public special purpose acquisition company (“SPAC”) or other material financing transactions in the future. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Additionally, subsequent to December 31, 2022, the Company received upfront payments of $8,000 and $2,034 from Yantai Yitai Pharmaceutical Technologies Co. Ltd (“Yitai”), a wholly-owned subsidiary of its related party and collaboration partner, Yantai Dongcheng Biochemicals Co., Ltd. (together with its subsidiaries, “Dongcheng Pharma”), under the license and commercialization agreement (the “Yitai License Agreement”) and the assignment and consulting service agreement, respectively (see Note 16).
The Company expects that its research and development and general and administrative expenses will increase in connection with conducting additional clinical trials and preclinical studies for the current and future research

APRINOIA Therapeutics, Inc
Notes to Consolidated Financial Statements
(All amounts in thousands of US$, except for share and per share data)
programs and product candidates, contracting with contract research organizations (“CROs”) and contract development and manufacturing organization (“CDMOs”) to support clinical trials and preclinical studies, expanding the intellectual property portfolio, and providing general and administrative support for the Company’s operations. As a result, the Company expects that it will need additional capital to fund its operations. The Company does not expect to generate any revenue from product sales unless and until the Company successfully completes development and obtains regulatory approval for one or more of our product candidates, which the Company expects will take several years. As a result, until such time, if ever, the Company can generate substantial product revenue, the Company expects to finance its cash needs through equity offerings, debt financings or other capital sources, including collaborations, licenses and other similar arrangements.
Subsequent to December 31, 2022, the Company entered into a business combination agreement with Ross Acquisition Corp II, a SPAC, and is working to complete the transaction in the third quarter of 2023, with an intention of raising funds through this transaction (the “Business Combination”). However, the Company cannot guarantee that the Business Combination will be completed, or that the amount of funds raised through the transaction will be sufficient to allow the Company to fulfill its operating plan.
As a result of the above, there is substantial doubt regarding the Company’s ability to continue as a going concern within one year from the date of issuance of these consolidated financial statements absent the completion of the Business Combination. The Company cannot give assurance that it can increase its cash balance or limit its cash consumption, complete a public offering or other alternative offerings, or obtain other capital sources, and thus maintain a sufficient cash balance for its planned operations. The Company will need to raise additional capital in the future and cannot assure that it will be able to do so on favorable terms, or at all. If the Company is unable to raise capital, the Company may reduce costs through delaying the development timelines of certain programs or termination of such programs.
The accompanying consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the uncertainty related to its ability to continue as a going concern.
Risks and Uncertainties - The Company is subject to risks common to companies in the biopharmaceutical industry. The Company believes that changes in any of the following areas could have a material adverse effect on future financial position or results of operations: ability to obtain future financing; regulatory approval and market acceptance of product candidates; performance of third-party clinical research organizations and manufacturers upon which the Company relies; protection of the Company’s intellectual property; litigation or claims against the Company based on intellectual property, patent, product, regulatory or other factors; and the Company’s ability to attract and retain employees. Clinical assets currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts will require significant amounts of additional capital, adequate personnel, infrastructure, and extensive compliance and reporting capabilities. Even if the Company’s efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.
In addition, on March 11, 2020, the World Health Organization declared the Coronavirus Disease 2019 (“COVID-19”) a global pandemic. The pandemic has been a highly disruptive economic and societal event that remains unpredictable. Its duration and extent continue to be dependent on various developments, such as the emergence of variants to the virus that may cause additional strains of COVID-19, the administration and ultimate effectiveness of vaccines, and the eventual timeline to achieve a sufficient level of herd immunity among the general population. The Company’s operations are conducted in the United States, Japan and Asia ex-Japan. Accordingly, the Company’s business, financial condition and results of operation may be influenced by the local political, economic, and legal environment and restrictions in these countries. To date, the COVID-19 pandemic has not adversely affected the Company’s results of operations.

APRINOIA Therapeutics, Inc
Notes to Consolidated Financial Statements
(All amounts in thousands of US$, except for share and per share data)
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of estimates –The presentation of accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Significant estimates and assumptions reflected in these accompanying consolidated financial statements include revenue recognition, fair value of derivative liabilities, the inputs and model assumptions related to the valuation of the Company’s share options, and the fair value of the Company’s ordinary shares. Actual results could differ from those estimates. Estimates are periodically reviewed in light of changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known.
Fair value measurements – Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There is a hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. The valuation hierarchy contains three levels:
Level 1 –	Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;
Level 2 –
Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and

Level 3 –	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are measured and reported on a fair value basis. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.
The fair value of cash, prepaid expenses and other current assets, deferred offering costs, accounts payable, accrued liabilities and other currently liabilities, convertible notes and short-term borrowings approximate their carrying amounts due to the short-term nature of these instruments. The derivative liabilities associated with the Company’s 2022 convertible notes are carried at fair value, determined according to Level 3 inputs in the fair value hierarchy described above (See Note 8).
During the years ended December 31, 2022 and 2021, there were no transfers between Level 1, Level 2, and Level 3.
Concentrations of credit risk – Financial instruments potentially subjecting the Company to concentrations of credit risk consist primarily of accounts payable and bank demand deposits that may, from time to time, exceed Federal Depository Insurance Corporation (“FDIC”) insurance limits. The total cash balances in the U.S. are insured by the FDIC to a maximum amount of $250 per bank as of December 31, 2022 and 2021. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk regarding its cash balances. As of December 31, 2022 and 2021, the Company also had cash on deposit with non-U.S. banks of approximately $1,138 and $9,466, respectively.
Foreign Currency Translation - The Company’s reporting currency is the U.S. dollar. The Company maintains the financial statements of certain entities within the group in its local currency which is also such entity’s functional currency. The functional currency of the Company’s subsidiaries are as follows: APRINOIA HK and APRINOIA USA use U.S. Dollars, APRINOIA Japan uses Japanese Yen (“JPY”), and APRINOIA Taiwan uses New Taiwan Dollars (“TWD”). Additionally, APRINOIA Suzhou, the wholly-owned subsidiary of APRINOIA HK, uses Chinese

APRINOIA Therapeutics, Inc
Notes to Consolidated Financial Statements
(All amounts in thousands of US$, except for share and per share data)
Yuan (“RMB”) as its functional currency. Most of the Company’s expenses are incurred in U.S. dollars, and the majority of the Company’s cash is held in U.S. dollars. Accordingly, assets and liabilities are generally translated into U.S. dollars at the current rates of exchange as of the balance sheet date, and revenues and expenses are translated using weighted average rates prevailing during the period. Adjustments from foreign currency translation, net of tax are included as a separate component of accumulated other comprehensive income (loss).
Exchange gains or losses arising from foreign currency transactions are included in other income (expense), net in the consolidated statements of operations and comprehensive loss. The Company’s foreign exchange losses were immaterial for the years ended December 31, 2022 and 2021.
Deferred offering costs – Deferred offering costs consist of direct legal, accounting, filing and other fees and costs directly attributable to the Business Combination that the Company entered into with Ross Acquisition Corp II (see Note 16). The Company capitalized deferred offering costs prior to the close of the Business Combination and included in “Deferred offering costs” within the consolidated balance sheets as of December 31, 2022. The Company will reclassify the deferred offering costs related to the Business Combination to additional paid-in capital to offset the proceeds received upon closing of the Business Combination. The deferred offering costs were $1,288 and $0 as of December 31, 2022 and 2021, respectively.
Property and equipment, net – Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the shorter of the asset’s estimated useful life or the term of the lease. Construction in progress is related to the construction or development of property and equipment that have not yet been placed in service for their intended use. When the asset is available for use, it is transferred from construction in progress to the appropriate category of property and equipment and depreciation on the item commences.
Upon retirement or sale, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the accompanying consolidated statements of operations. Costs of maintenance and repairs are charged to expense as incurred; significant renewals and betterments are capitalized.
Leases –The Company has operating leases for corporate offices and research and development space that are accounted for under Accounting Standards Codification (“ASC”) 842, Leases (“ASC 842”). The Company determines if an arrangement is a lease at inception. Operating lease right of use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and operating lease liabilities represent the Company’s obligation to make lease payments arising from a lease. Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of the future minimum lease payments over the lease term. The Company recognizes lease expense for lease payments on a straight-line basis over the term of the lease. Variable lease payments not dependent on an index or rate are expensed as incurred and not included within the calculation of ROU assets and lease liabilities. Operating lease ROU assets also include the impact of any lease incentives. An amendment to a lease is assessed to determine if it represents a lease modification or a separate contract. Lease modifications are reassessed as of the effective date of the modification. For modified leases the Company also reassesses the lease classification as of the effective date of the modification.
The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate, because the interest rate implicit in the Company’s operating leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in the economic environments where the leased asset is located. The incremental borrowing rate is calculated by modeling the Company’s credit rating on its historical arm’s-length secured borrowing facility and estimating an appropriate credit rating for similar secured debt instruments. Using the spread adjusted yield curve with a maturity equal to the remaining lease term, the Company determines the borrowing rates for all operating leases. Operating lease transactions are included in operating lease right-of-use assets, current operating lease liabilities and operating lease liabilities, net of current portion on the accompanying consolidated balance sheets.
The Company’s operating lease terms include periods under options to extend or terminate the operating lease when it is reasonably certain that the Company will exercise that option in the measurement of its operating lease ROU assets and liabilities. The Company considers contractual-based factors such as the nature and terms of the renewal or termination, asset-based factors such as the physical location of the asset and entity-based factors such as

APRINOIA Therapeutics, Inc
Notes to Consolidated Financial Statements
(All amounts in thousands of US$, except for share and per share data)
the importance of the leased asset to the Company’s operations to determine the operating lease term. The Company generally uses the base, non-cancelable lease term when determining the operating lease ROU assets and lease liabilities. The Company has elected not to recognize on the balance sheet leases with terms of 12 months or less. The ROU asset is tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable in accordance with FASB ASC Topic 360, Property, Plant, and Equipment.
Impairment of long-lived assets – All of the Company’s long-lived assets held and used are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. When such an event occurs, future cash flows expected to result from the use of the asset and its eventual disposition is estimated. If the undiscounted expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized for the difference between the asset’s fair value and its carrying value. The Company did not record any impairment losses on long-lived assets for the years ended December 31, 2022 and 2021.
Convertible notes – In December 2022, the Company issued convertible promissory notes to several new and existing investors, including a related party (see Note 6). The Company’s convertible notes are carried at amortized cost basis, net of unamortized debt issuance costs and discount and include accrued interests associated with the notes. The debt issuance costs and discount associated with these convertible notes are recorded as a reduction of the carrying value of the notes and amortized to interest expense as a component of other income (expenses), net in the accompanying consolidated statements of operations and comprehensive loss using the effective interest method over the contractual terms of the notes.
Derivative liabilities – The Company evaluates its convertible notes to determine if such instruments contain features that meet the definition of embedded derivatives. Embedded derivatives must be separately measured from the host contract if all the requirements for bifurcation are met. The assessment of the conditions surrounding the bifurcation of embedded derivatives depends on the nature of the host contract. The Company classifies bifurcated embedded derivatives as derivative liabilities on its consolidated balance sheets which are classified with the related host contract in the Company’s accompanying consolidated balance sheets. The derivative liabilities are initially recorded at fair value upon issuance of the convertible notes and are subsequently remeasured to fair value at each reporting period, with changes in fair value recognized in the accompanying consolidated statements of operations and comprehensive loss. Changes in the fair value of the derivative liabilities will continue to be recognized until the Company’s convertible notes are no longer outstanding.
Classification of Redeemable Convertible Preferred Shares – The holders of Series B, Pre-Series C, and Series C redeemable convertible preferred shares have certain liquidation rights in the event of a liquidation event or a deemed liquidation event that, in certain situations, is not solely within the control of the Company and would call for the redemption of the then outstanding Series B, Pre-Series C, and Series C redeemable convertible preferred shares (see Note 10). Therefore, the Series B, Pre-Series C, and Series C redeemable convertible preferred shares are classified as temporary equity on the accompanying consolidated balance sheets.
Accumulated Other Comprehensive Income (Loss) - Accumulated other comprehensive income (loss) accumulates historical gains and losses that are recorded to other comprehensive income (loss), net of tax. Other comprehensive income (loss), net of tax, consisted of gains and losses associated with changes in foreign currency as a result of the translation of the financial statements of the Company’s non-U.S. dollar subsidiaries.
Segment reporting – The Company operates in a single segment. The segment reflects how the Company’s operations are evaluated by senior management and the structure of its internal financial reporting. Both financial and certain non-financial data are reported and evaluated to assist senior management with strategic planning.
Revenue recognition – Under ASC 606 – Revenue Recognition (“ASC 606”), the Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including

APRINOIA Therapeutics, Inc
Notes to Consolidated Financial Statements
(All amounts in thousands of US$, except for share and per share data)
variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.
At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses whether the promised goods or services promised within each contract are distinct and, therefore, represent a separate performance obligation. Goods and services that are determined not to be distinct are combined with other promised goods and services until a distinct bundle is identified. In determining whether goods or services are distinct, the Company evaluates certain criteria, including whether (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (capable of being distinct) and (ii) the good or service is separately identifiable from other goods or services in the contract (distinct in the context of the contract).
The Company then determines the transaction price, which is the amount of consideration it expects to be entitled from a customer in exchange for the promised goods or services for each performance obligation and recognizes the associated revenue as each performance obligation is satisfied. The Company’s estimate of the transaction price for each contract includes all variable consideration to which it expects to be entitled. Variable consideration includes payments in the form of milestone payments. If an arrangement includes milestone payments, the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price.
ASC 606 requires the Company to allocate the arrangement consideration on a relative standalone selling price basis for each performance obligation after determining the transaction price of the contract and identifying the performance obligations to which that amount should be allocated. The relative standalone selling price is defined in the revenue standard as the price at which an entity would sell a promised good or service separately to a customer. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation as each performance obligation is satisfied, either at a point in time or over time, and if over time, recognition is based on the use of an output or input method.
The Company currently generates revenue through its product licensing by providing its third-party licensees with the right to access its product candidates, and through research and development services performed.
Licensing arrangements
The terms of the licensing arrangements include payment to the Company for a combination of one or more of the following: upfront license fees, development and regulatory milestone payments, and material fees. The Company uses its judgment to determine whether milestones or other variable consideration should be included in the transaction price.
Upfront license fees
The Company grants licensees a worldwide, non-exclusive, non-transferable, non-sublicensable license to manufacture and use its product candidates with support services for a development program for a defined period of time (generally two to six years). The “development program” refers to one or more scientific research or development studies owned, controlled, and sponsored by the licensees including, without limitation, the use of the Company’s product candidates in any clinical studies of the licensees’ products in the specified research field and territories pursuant to the terms of the licensing agreement. If the license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company will recognize revenue from upfront license fees allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. The license granted is considered a functional license under ASC 606 and is a single performance obligation. The Company recognizes revenue for the upfront license fees at a point in time.

APRINOIA Therapeutics, Inc
Notes to Consolidated Financial Statements
(All amounts in thousands of US$, except for share and per share data)
Development and regulatory milestone payments
The Company grants licensees a non-exclusive, non-transferable, fully paid, royalty-free license, without right of sublicense, to use the Company’s background intellectual property solely to the extent required for the licensees to perform their obligations pursuant to the terms of the licensing agreement for a defined period of time (generally three years). At the inception of each arrangement that includes payments based on the achievement of certain development and regulatory events, the Company evaluates whether the milestones are considered probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the Company’s or the licensee’s control, such as regulatory approvals, are not considered probable of being achieved until regulatory approval is received. The licensees have no contractual right to take possession of the Company’s background intellectual property and the Company is the sole owner of inventions and intellectual property relating to the chemical matter generated during the course of the licensing agreement. The development and regulatory milestone payments contain multiple preclinical and clinical performance milestones, and each milestone represents a performance obligation that also drives the licensee payment schedule. At the end of each subsequent reporting period, the Company will re-evaluate the probability of achieving such development and regulatory milestones and any related constraint, and if necessary, adjust the Company’s estimate of the overall transaction price. Upon the completion of the licensing agreement, all results generated in the performance of the work plan during the term are jointly owned by both parties. Results refer to any information or data including, but not limited to, raw data, method, protocol, analysis, conclusions and reports, generated under the work plan. The license granted is considered a functional license under ASC 606. The Company recognizes revenue for development and regulatory milestone payments based on the related labor utilization over the achievement of the milestones pursuant to the terms of the licensing agreement.
Material fees
In connection with the licensing agreement, certain materials and supplies are also paid for by licensees on a transactional basis. The Company recognizes these revenues as the materials and supplies are delivered at a point in time.
Research and development services arrangements
The research and development services arrangements represent the promises to be performed by the Company on behalf of the customer. The Company recognizes these revenues as the services are delivered at a point in time.
The Company has entered into licensing agreements and research and development services agreements in various regions. For the year ended December 31, 2022, the Company generated approximately 53% and 47% of revenue from Asia ex-Japan and Japan, respectively. For the year ended December 31, 2021, the Company generated approximately 55% and 45% of revenue from Japan and Asia ex-Japan, respectively.
Deferred Revenues – In connection with the licensing arrangements, the Company invoices licensees pursuant to the terms of the licensing agreement. Amounts billed and/or collected in advance of revenue recognition are recorded as deferred revenue within “Accrued expenses and other current liabilities” in the accompanying consolidated balance sheets and are recognized as the performance obligations are satisfied, control is transferred to licensees, and the applicable revenue recognition criteria is met.
Grant Revenue - The Company receives grants from government-sponsored entities that include cash incentives for research and development related activities. The Company recognizes revenue from government grants upon compliance with the relevant conditions where applicable. The Company also receives grants from non-profit organizations for research and development activities of certain projects and are conditioned on meeting certain milestones and other conditions. Grants that have been received prior to the Company meeting the associated milestones and conditions are recorded as deferred income until the related milestone or condition is met. The Company concluded that payments received under these grants represent conditional, nonreciprocal contributions, as described in ASC 958, Not-for-Profit Entities, and that the grants are not within the scope of ASC 606 as the governmental and not-for-profit organizations providing the grants do not meet the definition of a customer. The

APRINOIA Therapeutics, Inc
Notes to Consolidated Financial Statements
(All amounts in thousands of US$, except for share and per share data)
Company recognizes grant revenue at the point in time as a component of other income (expenses), net in the accompanying consolidated statements of operations and comprehensive loss when associated conditions and milestones have been met. Associated expenses are recognized when incurred as research and development expenses.
Research and development expenses – Research and development expenses consist primarily of costs incurred in connection with the research and development of the Company’s product candidates and pipelines. The Company expenses research and development costs and intangible assets acquired that have no alternative future use as incurred. These expenses include:
•	expenses incurred under agreements with organizations that support the Company’s drug discovery and development activities;
•	expenses incurred in connection with the preclinical and clinical development of the Company’s product candidates and programs;
•
costs related to CROs or CDMOs, that are primarily engaged to provide drug substance and product for our clinical trials, research and development programs, as well as investigative sites and consultants that conduct the Company’s clinical trials, nonclinical studies and other scientific development services;

•	the costs of acquiring and manufacturing nonclinical and clinical trial materials, including manufacturing registration and validation batches;
•	employee-related expenses, including salaries, related benefits and equity-based compensation expense, for employees engaged in research and development functions;
•	costs related to compliance with quality and regulatory requirements;
•	payments made under third-party licensing agreements; and
•	direct and allocated costs related to facilities, information technology, personnel and other overhead.
Advance payments that we make for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. Such amounts are recognized as an expense as the goods are delivered or consumed or the related services are performed, or until it is no longer expected that the goods will be delivered, or the services rendered.
General and administrative expenses – General and administrative expenses consist primarily of personnel expenses, including salaries, benefits and share-based compensation expense, if any, for personnel in executive, finance, accounting, business development, legal and human resource functions. General and administrative expenses also include corporate facility costs not otherwise included in research and development expenses, legal fees related to intellectual property and corporate matters and fees for accounting and consulting services. General and administrative costs are expensed as incurred, and the Company accrues for services provided by third parties related to these expenses by monitoring the status of services provided and adjusting our accruals as actual costs become known.
Share-based compensation – The Company accounts for all share-based payment awards granted to employees and non-employees as share-based compensation expense at fair value. The Company grants equity awards under its share-based compensation programs. The measurement date for employee and non-employee awards is the date of grant, and share-based compensation costs are recognized as expense over the requisite service period, which is the vesting period, on a straight-line basis. Share-based compensation expense is classified in the accompanying consolidated statements of operations and comprehensive loss based on the function to which the related services are provided. The Company recognizes share-based compensation expense for the portion of awards that have vested. Forfeitures are recorded as they occur. There have been no performance conditions attached to the share options granted by the Company to date. The fair value of each share option grant is estimated on the date of grant using the Binomial option pricing model with assumptions as follows:
Expected Volatility - Expected volatility was determined by using the historical volatility of the comparable companies' share prices over the previous 5 years. The expected life used in the model has been adjusted, based on the director's best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.

APRINOIA Therapeutics, Inc
Notes to Consolidated Financial Statements
(All amounts in thousands of US$, except for share and per share data)
Expected Terms – The expected terms of the options are based on evaluations of historical and expected future employee exercise behavior.
Risk-free interest rate – The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods that are approximately equal to the expected term of the award.
Expected dividend – The expected dividend yield is zero because the Company has never paid cash dividends on its ordinary shares and does not expect to pay any cash dividends in the foreseeable future.
Fair value of the Company’s Ordinary shares – Given the absence of an active market for the Company’s ordinary shares, the Company and the board of directors (the “Board”), the members of which the Company believes have extensive business, finance, and venture capital experience, are required to estimate the fair value of the Company’s ordinary shares at the time of each grant of a share-based award. The grant date fair value of share options is calculated based on the grant date fair value of the underlying ordinary shares. The Company calculates the fair value of its ordinary shares by considering independent valuations by a third-party valuation specialist and considers factors it believes are material to the valuation process, including but not limited to, the price at which recent equity was issued by the Company to independent third parties or transacted between third parties, actual and projected financial results, risks, prospects, economic and market conditions, and estimates of weighted average cost of capital. The Company believes the combination of these factors provides an appropriate estimate of the expected fair value of the Company and reflects the best estimate of the fair value of the Company’s ordinary shares at each grant date.
The Company’s valuation of its ordinary shares is prepared using a market approach, based on precedent transactions in the shares, to estimate the Company’s total equity value using an option-pricing method, or OPM. The OPM method derives an equity value such that the value indicated for the Company’s ordinary shares by allocating the Company’s equity value to each of the Company’s securities. Key inputs into the OPM calculation included the risk-free rate, expected time to liquidity and volatility. A reasonable discount for lack of marketability is applied to the total equity value to arrive at an estimate of the total fair value of equity on a non-marketable basis.
Income taxes – The Company accounts for income taxes under the asset and liability method under ASC 740, “Accounting for Income Taxes,” (“ASC 740”) which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determined deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.
The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.
The Company accounts for uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company’s policy is to recognize any interest and penalties related to liabilities of uncertain tax positions in income tax expense of its consolidated financial statements.
Net Loss per Share Attributable to Ordinary Shareholders – The Company applies the two-class method to compute basic and diluted net loss per share attributable to holders of ordinary shares of the Company when shares meet the definition of participating securities. The two-class method determines net loss per share for each class of ordinary and redeemable convertible preferred shares according to dividends declared or accumulated and

APRINOIA Therapeutics, Inc
Notes to Consolidated Financial Statements
(All amounts in thousands of US$, except for share and per share data)
participation rights in undistributed earnings. The two-class method requires income (loss) available to holders of ordinary shares for the period to be allocated between ordinary and redeemable convertible preferred shares based upon their respective rights to share in the earnings as if all income (loss) for the period had been distributed. During periods of loss, there is no allocation required under the two-class method since the redeemable convertible preferred shares does not have a contractual obligation to share in the Company’s losses.
Basic net loss per share attributable to holders of the Company’s ordinary shares is computed by dividing net loss attributable to the Company’s shareholders by the weighted-average number of ordinary shares outstanding during the period without consideration of potentially dilutive ordinary shares. Diluted net loss per share attributable to the Company’s ordinary shareholders reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earnings of the Company unless inclusion of such shares would be anti-dilutive. For periods in which the Company reports net losses, diluted net loss per ordinary share attributable to the Company’s shareholders is the same as basic net loss per ordinary share attributable to the Company’s shareholders, because potentially dilutive ordinary shares are not assumed to have been issued if their effect is anti-dilutive. The Company’s potentially dilutive securities, which include outstanding share options under the Company’s equity incentive plan, redeemable convertible preferred shares and shares from convertible notes, have been considered in the computation of diluted earnings per share.
Emerging Growth Company Status – The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.
As described in “Recently Adopted Accounting Pronouncements” below, the Company early adopted one accounting standards, as the JOBS Act does not preclude an emerging growth company from adopting a new or revised accounting standard earlier than the time that such standard applies to private companies. The Company expects to use the extended transition period for any other new or revised accounting standards during the period in which it remains an emerging growth company.
Recently adopted accounting pronouncements standards – In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU is intended to simplify accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. This ASU is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. The Company adopted this guidance on January 1, 2021 and there was no significant impact to the Company’s consolidated financial statements.
In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt— with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU No. 2020-06”). ASU No. 2020-06 is intended to simplify accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023 and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company adopted this guidance on January 1, 2021 and there was no significant impact to the Company’s consolidated financial statements.
Recent accounting pronouncements standards – No other new accounting pronouncements issued or effective during 2022 had, or are expected to have, a material impact on the Company’s consolidated financial statements.

APRINOIA Therapeutics, Inc
Notes to Consolidated Financial Statements
(All amounts in thousands of US$, except for share and per share data)
NOTE 3 – PROPERTY AND EQUIPMENT, NET
Property and equipment, net consisted of the following:
	Estimated Useful Life (in Years)	December 31,
		2022	2021
Machinery and equipment	3-5	$2,044	$190
Computers and purchased software	3-5	65	65
Leasehold improvements	lease term	141	153
Furniture and fixtures	3-5	39	43
Construction in progress	N/A	350	271
Property and equipment, at cost		2,639	722
Less: accumulated depreciation and amortization		(486)	(213)
Property and equipment, net		$2,153	$509
Depreciation expenses related to property and equipment for the years ended December 31, 2022 and 2021 were $295 and $206 respectively.
NOTE 4 – COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS
The components of the Company’s prepaid expenses and other current assets and prepaid expenses, net of current portion and other long-term assets consist of the following:
	December 31,
	2022	2021
Prepayment	$592	$1,531
Other receivables	114	457
Deposit	121	118
Total	827	2,106
Less: current portion of prepaid expenses and other assets	(590)	(429)
Total prepaid expenses, net of current portion and other long-term assets	$237	$1,677
The components of the Company’s accrued expenses and other current liabilities consist of the following:
	December 31,
	2022	2021
Accrued expense and other payables	$1,112	$2,569
Payroll payable	1,053	273
Deferred revenue	213	94
Other current liabilities	88	57
Total accrued expenses and other current liabilities	$2,466	$2,993

APRINOIA Therapeutics, Inc
Notes to Consolidated Financial Statements
(All amounts in thousands of US$, except for share and per share data)
NOTE 5 – LEASES
The Company has operating leases for corporate offices and operational facilities located in the United States, Japan and Asia ex-Japan. The following table presents lease costs and cash paid for amounts included in the measurement of lease liabilities for operating leases for the years ended December 31, 2022 and 2021.
Lease Cost	2022	2021
Operating lease cost	$137	$112
Short-term lease cost	249	206
Variable lease cost	241	83
Total lease cost	$627	$401

Other Information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	$134	$102
Right-of-Use assets obtained in the exchange for new operating lease liabilities	$—	$405
The following table presents the weighted-average remaining lease terms and weighted-average discount rates for operating leases for the years ended December 31, 2022 and 2021:
	2022	2021
Weighted-average remaining lease terms - operating leases	1.34 years	2.24 years
Weighted average discount rate - operating leases	4.02%	3.84%
The operating lease ROU assets and liabilities were $154 and $166, respectively, as of December 31, 2022, and $322 and $331, respectively, as of December 31, 2021. The lease costs are included in “Research and development” and “General and administrative” expenses within the accompanying consolidated statements of operations and comprehensive loss.
Future undiscounted cash flows for each of the next five years and thereafter and a reconciliation to the operating lease liabilities recognized on the accompanying consolidated balance sheet as of December 31, 2022 were as follows:
Years Ended December 31	Amount
2023	$128
2024	43
2025	—
2026	—
2027	—
Thereafter	—
Total lease payments	171
Less: imputed interest	(5)
Total operating lease liabilities	$166

APRINOIA Therapeutics, Inc
Notes to Consolidated Financial Statements
(All amounts in thousands of US$, except for share and per share data)
NOTE 6 – CONVERTIBLE NOTES AND DERIVATIVE LIABILITIES
The Company did not issue any convertible notes in 2021. As of December 31, 2022, the carrying value of convertible notes and derivative liabilities are as follows:
December 31, 2022
Principal	$1,450
Accrued interest	2
Unamortized discount	(359)
Total carrying value of convertible notes	1,093
Derivative liabilities	251
Total convertible notes and derivative liabilities	$1,344
In December 2022, several investors entered into a convertible note purchase agreement with the Company which provided for the issuance of convertible promissory notes up to $35,000. The convertible promissory notes bear a simple interest rate of 5% per annum and due and payable one year after the date of notes issuance (the “Maturity Date”), unless previously repaid or converted.
In December 2022, the Company issued three convertible promissory notes (the “2022 Convertible Notes”) in the aggregate principal amount of $450 to various new and existing investors and $1,000 to a related party (See Note 14). The 2022 Convertible Notes, plus all accrued and unpaid interest, can be repaid in cash or, upon mutual consent of the Company and the note holders, in Company’s ordinary shares or a combination of both. Additionally, on or before the Maturity Date, the 2022 Convertible Notes and the associated interest will automatically convert into the Company’s ordinary shares upon the occurrence of the specified conversion events at their respective conversion prices, including an initial public offering (“Qualified IPO”), a sale, qualifying financing round (where the Company raises at least $15,000) of the Company’s preferred shares or ordinary shares to investors (“Qualified Financing”), or a consolidation, merger, or any transaction where more than half of the Company’s voting power is transferred, including the Business Combination (“Qualified Business Combination”). The conversion price would be (i) in the case of a Qualified IPO, 80% of the price per share at which the Company’s ordinary shares is sold in such event, (ii) in the case of a Qualified Financing, 80% of the price per share for the Company’s equity securities issued in such event, or (iii) in the case of a Qualified Business Combination, 80% of the implied share price of the Company’s ordinary shares in such event.
The Company concluded that all of the automatic redemption features in the event of a Qualified IPO, a Qualified Financing and a Qualified Business Combination met the definition of embedded derivatives that were required to be bifurcated and accounted for as a separate unit of accounting. The Company recorded the fair value of the derivative liabilities of $251 as a liability with the offset being recorded as a debt discount on the issuance dates of the 2022 Convertible Notes (see Note 8). Of the $251 derivative liability, $173 was associated with the related party convertible note. The resulting debt discount is presented as a reduction to the carrying value of the 2022 Convertible Notes and is being amortized to interest expense using the effective interest method over the terms of the 2022 Convertible Notes. The derivative liabilities are subsequently remeasured to fair value at each reporting date. Any change in the fair value of the derivative liabilities is recognized in the consolidated statements of operations and comprehensive loss. The initial fair value of the derivative liabilities approximates the fair value at December 31, 2022 because of the proximity of the issuance dates of the 2022 Convertible Notes to the financial reporting date. Therefore, there was no change in the fair value of the derivative liabilities recorded for the year ended December 31, 2022.
As of December 31, 2022, the carrying value of the 2022 Convertible Notes, net of the debt discount and issuance costs, and the related accrued interest was $1,093, of which $753 was associated with the related party convertible note. The Company recorded immaterial interest expense, including amortization of debt discount and issuance costs, in total other income (expense) in the accompanying consolidated statements of operations and comprehensive loss for the year ended December 31, 2022. As of December 31, 2022, the unamortized debt discount and issuance costs on the 2022 Convertible Notes was $359.

APRINOIA Therapeutics, Inc
Notes to Consolidated Financial Statements
(All amounts in thousands of US$, except for share and per share data)
NOTE 7 – SHORT-TERM BORROWINGS
The short-term borrowings consisted of the following:
	December 31,
	2022	2021
2021 Bank Loan	$—	$785
2022 June Bank Loan	725	—
2022 July Bank Loan	725	—
Total short-term borrowings from third parties	$1,450	$785
In July and August 2020, the Company entered into two short-term loan agreements with a financial institution in the aggregate principal amount of RMB 5.0 million (the “2020 Bank Loans”), maturing in July and August 2021, respectively. The 2020 Bank Loans bore interest at China’s loan prime rate (“LPR”) plus 1.55% and such interest was payable on a monthly basis. The outstanding balances of the 2020 Bank Loans were due and paid in full at maturity.
In May 2021, the Company entered into one short-term loan agreement with a financial institution in the principal amount of RMB 5.0 million (the “2021 Bank Loan”), maturing in May 2022. The 2021 Bank Loan bore interest at a LPR plus 0.05% and such interest was payable on a monthly basis. As of December 31, 2021, the outstanding balance of the 2021 Bank Loan was $785. The outstanding balance of the 2021 Bank Loan was due and paid in full in May 2022. Additionally, in June 2022, the Company entered into one short-term loan agreement with the same financial institution in the principal amount of RMB 5.0 million (the “2022 June Bank Loan”), maturing in June 2023. The 2022 June Bank Loan bears interest at a LPR plus 0.1% and such interest is payable on a monthly basis. As of December 31, 2022, the outstanding balance of the 2022 June Bank Loan was $725. The 2021 Bank Loan and the 2022 June Bank Loan were guaranteed by Dr. Ming-Kuei Jang, the founder and chief executive officer (“CEO”) of the Company (see Note 14). Subsequent to December 31, 2022, the outstanding balance of the 2022 June Bank Loan was paid in full at maturity and was not replaced with a new loan.
In July 2022, the Company entered into one short-term loan agreement with a financial institution in the principal amount of RMB 5.0 million (the “2022 July Bank Loan”), maturing in July 2023. The 2022 July Bank Loan bears interest at a fixed rate of 4.35% and such interest is payable on a monthly basis. As of December 31, 2022, the outstanding balance of the 2022 July Bank Loan was $725.
These bank loans are repayable within one year from their respective issuance dates and are recorded as short-term borrowings on the Company’s consolidated balance sheets as of December 31, 2022 and 2021.
Line of Credit Agreement - In September 2020, the Company entered into a credit line agreement with CTBC Bank. The credit line bore an annual borrowing rate of 0.845% for the first six months after the first draw and 0.505% thereafter. The credit line agreement had a final maturity of July 31, 2023, with the final draw being on or before June 29, 2021. During 2020, the Company borrowed TWD 5.0 million, or approximately $179. During 2021, the outstanding balance of the line of credit of $179 was paid off and this credit line agreement was terminated. For the year ended December 31, 2021, the interest associated with the outstanding balance of the line of credit was waived by CTBC Bank.

APRINOIA Therapeutics, Inc
Notes to Consolidated Financial Statements
(All amounts in thousands of US$, except for share and per share data)
NOTE 8 – FAIR VALUE MEASUREMENTS
The following table presents information about the Company’s financial liabilities that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation as of December 31, 2022. As of December 31, 2022 and 2021, there were no financial assets and liabilities that were measured at fair value on a recurring basis under Levels 1 and 2. As of December 31, 2021, there were no financial assets and liabilities that were measured at fair value on a recurring basis under Levels 1, 2 and 3.
Fair Value as of December 31, 2022 Level 3
Liabilities:
Derivative liabilities	$251
Total	$251
Valuation of Derivative Liabilities — The derivative liabilities in the table above relate to the embedded redemption features in connection with the 2022 Convertible Notes discussed in Note 6. The fair value of the embedded redemption features at issuance of the 2022 Convertible Notes and as of December 31, 2022 was estimated based on significant inputs not observable in the market, which represent Level 3 measurements within the fair value hierarchy. The Company used a scenario-based model (“SBM”) and a discounted cash flow method to incorporate estimates and assumptions concerning company prospects and market indications into a model to estimate the value of the derivative liability. An SBM considers a range of various potential scenario outcomes assumed to occur with associated probabilities. Cash flow outcomes are then discounted to present value to estimate fair value. The most significant estimates and assumptions used as inputs in the SBM valuation technique impacting the fair value of the embedded redemption features are the timing and probability of a successful financing, delay or renegotiation and dissolution scenario outcomes (see the table below). The Company calculated the payment due to the holders of the 2022 Convertible Notes with and without the embedded redemption feature and discounted to present value. The Company discounted the cash flows using a discount rate of 26.7 percent annualized at the issuance dates, based on an assessment of the Company's credit position and market yields of companies with similar credit risk at the date of valuation estimation. Due to the proximity of the issuance dates of the 2022 Convertible Notes to the financial reporting date, the fair value of the derivative liabilities was determined to be $251, including a related party derivative liability of $173, on the issuance dates and as of December 31, 2022.
The significant unobservable inputs that are included in the valuation of the derivative liabilities as of December 31, 2022, include:
Significant Unobservable Inputs	Input Range	Weighted Average
Discount Rate	26.69%	26.69%
Expected term (in years)	0.750 - 0.978	0.61
Probability Scenarios:
Successful Financing	85%
Delay/Renegotiation	10%
Dissolution	5%
The following table provides a roll forward of the aggregate fair values of the Company’s financial instruments described above, for which fair value is determined using Level 3 inputs:
Derivative Liabilities
Balance as of December 31, 2021	$—
Initial fair value of instrument	251
Change in fair value	—
Foreign currency translation adjustments	—
Balance as of December 31, 2022	$251

APRINOIA Therapeutics, Inc
Notes to Consolidated Financial Statements
(All amounts in thousands of US$, except for share and per share data)
NOTE 9 – INCOME TAXES
The income tax expense (benefit) is comprised of the following for the periods indicated:
	Year Ended December 31,
	2022	2021
Current
Federal	$(17)	$—
State	—	—
Foreign	—	—
Total Current	$(17)	$—
The following table reconciles the statutory rates to the Company’s effective tax rate for the periods indicated:
	Year Ended December 31,
	2022	2021
Foreign rate differential	17.6%	19.1%
Valuation allowance	-8.6%	-9.0%
Foreign derived intangible income	0.0%	0.0%
Taxable cancellation of debt income	0.0%	-3.2%
Non-deductible R&D expenses	-8.9%	-6.3%
Other	-0.2%	-0.6%
Effective tax rate	-0.1%	0.0%
As of December 31, 2022, the Company had U.S. Federal and state net operating loss carryforwards of $200 that have an unlimited carryforward period and $500 that expires in 2041, respectively.
As of December 31, 2022, the Company had $23,800 total foreign net operating loss carryforwards, comprised of $15,500 in mainland China that expires at various dates from 2022 through 2027, $6,600 in Japan that expires at various dates from 2026 through 2032, and $1,700 in Hong Kong that have an unlimited carryforward period.
Significant components of deferred tax assets and liabilities were as follows:
	Year Ended December 31,
	2022	2021
Deferred tax assets
Tax loss carried forward	$6,255	$4,135
Deferred advertising expenses	7	7
Others	—	123
Total deferred tax assets	6,262	4,265
Less: valuation allowance	(6,257)	(4,257)
Total deferred tax assets	5	8
Deferred tax liabilities
Depreciation	(5)	(8)
Total deferred tax liabilities	(5)	(8)
Deferred tax assets, net of valuation allowance and deferred tax liabilities	$—	$—
As of December 31, 2022, the Company is in a net deferred tax asset position before valuation allowance driven primarily by net operating loss carryforwards. The future realization of the tax benefits from existing temporary differences and tax attributes ultimately depends on the existence of sufficient taxable income. In assessing the realization of the deferred tax assets, the Company considers whether it is more likely than not that some portion or

APRINOIA Therapeutics, Inc
Notes to Consolidated Financial Statements
(All amounts in thousands of US$, except for share and per share data)
all of the deferred tax assets will not be realized. The Company considers projected future taxable income, scheduled reversal of existing deferred tax liabilities, and tax planning strategies in making this assessment. As of December 31, 2022, the Company has considered all available evidence, both positive and negative, and concluded that a valuation allowance is required against the Company's worldwide net deferred tax assets because it is more likely than not they will not be realized in the foreseeable future.
The Company files income tax returns in various jurisdictions, including in the United States, Japan and Asia, excluding Japan, and therefore subject to tax examination by various taxing authorities. The Company is not currently under examination, and is not aware of any issues under review that could result in significant payments, accruals or material deviation from its tax positions. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service and state tax authorities to the extent utilized in a future period.
The calculation and assessment of the Company's tax exposures generally involve the uncertainties in the application of complex tax laws and regulations for federal, state and foreign jurisdictions. A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation, on the basis of the technical merits. As of December 31, 2022, the Company has not recorded any liabilities related to uncertain tax positions in its financial statements. Similarly, the Company has not accrued any interest and penalties related to uncertain tax positions as of December 31, 2022. The Company recognizes accrued interest and penalties, if any, related to uncertain tax positions in tax expense in its consolidated financial statements.
NOTE 10 – SHAREHOLDERS’ EQUITY (DEFICIT)
Redeemable Convertible Preferred Shares - In September 2017, the Company entered into the Series B preferred shares purchase agreements for 13,883,000 Series B preferred shares with par value of $0.1 each (“Series B Preferred shares”) at a price of $0.8 per share with a group of investors for total consideration of $11,106. The net proceeds of the Series B Preferred shares were $10,995.
In 2019 and 2020, the Company entered into the Pre-Series C preferred shares purchase agreements for an aggregate of 11,973,336 Pre-Series C preferred shares with par value of $0.1 each (“Pre-Series C Preferred shares”) at a price of $1.25 per share with a group of investors for a total consideration of $14,967. The net proceeds of the Pre-Series C Preferred shares were $14,918.
In February 2021, the Company entered into Series C preferred shares purchase agreements for 15,740,949 Series C preferred shares with par value of $0.1 each (“Series C Preferred shares”) at a price of $1.34 per share with a group of investors for a total consideration of $21,093 (Series C Preferred shares and together with Series B Preferred shares and Pre-Series C Preferred shares, the “Preferred shares”).
In September 2021, the Company entered into Series C preferred share purchase agreements for 12,025,316 Series C Preferred shares with par value of $0.1 each at a price of $1.58 per share with a group of investors for a total consideration of $19,000, of which 6,329,114 Series C Preferred shares were issued and the net considerations of $9,907 was received in October 2021, and the remaining Series C Preferred shares were issued and the net consideration of $8,963 was received in April 2022.
The following tables summarize the Company’s redeemable convertible preferred shares as of December 31, 2022 and 2021:
	December 31, 2022
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Ordinary Shares Issuable Upon Conversion
Series B Preferred Shares	15,000,000	13,883,000	$10,995	$11,106	13,883,000
Pre-Series C Preferred Shares	11,973,336	11,973,336	14,918	14,967	11,973,336
Series C Preferred Shares	30,000,000	27,766,265	39,963	40,093	27,766,265
Total	56,973,336	53,622,601	$65,876	$66,166	53,622,601

APRINOIA Therapeutics, Inc
Notes to Consolidated Financial Statements
(All amounts in thousands of US$, except for share and per share data)
	December 31, 2021
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Ordinary Shares Issuable Upon Conversion
Series B Preferred Shares	15,000,000	13,883,000	$10,995	$11,106	13,883,000
Pre-Series C Preferred Shares	11,973,336	11,973,336	14,918	14,967	11,973,336
Series C Preferred Shares	30,000,000	22,070,063	31,000	31,093	22,070,063
Total	56,973,336	47,926,399	$56,913	$57,166	47,926,399
The key terms of Preferred Shares are as follows:
a.
Dividend Rights - If declared, each holder of the Preferred Shares shall be entitled to receive dividends for the respective Preferred Share held by the holder, payable out of funds or assets when and as such funds or assets become legally available therefor, prior and in preference to, and satisfied before, any dividend on the Company’s ordinary shares.

b.
Conversion Feature - The holder of Preferred Shares shall have the right to convert all or a portion of its Preferred Shares into the Company’s ordinary shares at the then-applicable Series B, Pre-Series C and Series C conversion price at any time without payment of additional consideration. The initial conversion price for each Preferred Shares shall be the original Series B, Pre-Series C and Series C purchase price paid, with the initial conversion made on a one-for-one basis, subject to the conversion price adjustment made. The Series B, Pre-Series C and Series C conversion price for the Preferred Shares shall be adjusted appropriately for subdivision or combination of the Company’s ordinary shares, distribution of dividends on the Company’s ordinary shares, capital reorganization, recapitalization, or reclassification of the Company’s ordinary shares. If the Company issues or proposes to issue any new securities at a per share price or conversion price less than the original Series B, Pre-Series C and Series C purchase price, such Series B, Pre-Series C and Series C conversion price for the Preferred Shares will be adjusted based on the broad-based weighted average method.

In addition, the Preferred Shares will be converted automatically into the Company’s ordinary shares at the then-applicable Series B, Pre-Series C and Series C conversion price upon the occurrence of (i) the immediate closing of a firm commitment underwritten public offering of the Company’s ordinary shares at a price per share of not less than the original Series B, Pre-Series C and Series C purchase price per share or (ii) obtaining the affirmative vote or written consent of at least a majority of the then-outstanding shares of the redeemable convertible preferred shares.
c.
Liquidation preferences – In the event of any voluntary or involuntary liquidation, change in control, sale of substantially all of the Company’s assets or upon the occurrence of other transaction defined as a deemed liquidation event pursuant to the Company’s articles of association (a “Deemed Liquidation Event”), each shareholder of Preferred Shares shall be entitled to receive, prior to, and in preference to, any distribution of assets or property of the Company to the holders of the Company’s ordinary shares, in an amount per share equal to the Preferred Shares’ original purchase price, plus any declared unpaid dividends. The assets of the Company shall be distributed to the holders of Preferred Shares in the following order: Series C Preferred Shares, Pre-Series C Preferred Shares, Series B Preferred Shares. If upon any such liquidation event or a deemed liquidation event, the assets of the Company available for distribution to its shareholders is insufficient to pay all holders of redeemable convertible preferred shares the full amount to which they shall be entitled, the holders of redeemable convertible preferred shares shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise have been payable in the order indicated.

d.
Voting Rights – Each holder of outstanding shares of Preferred Shares shall be entitled to cast the number of votes equal to the number of the Company’s ordinary shares into which the shares of such Preferred Shares held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter.

APRINOIA Therapeutics, Inc
Notes to Consolidated Financial Statements
(All amounts in thousands of US$, except for share and per share data)
e.
Redemption Rights – The holders of the Company’s Preferred Shares have no voluntary rights to redeem shares. Upon certain change in control events that are outside of the Company’s control, including sale of substantially all of the Company’s assets or the occurrence of a Deemed Liquidation Event, the holders of the Preferred Shares may cause redemption of the Preferred Shares. Accordingly, these shares are considered contingently redeemable and are classified as temporary equity on the accompanying consolidated balance sheets.

Ordinary shares – As of December 31, 2022, the Company is authorized to issue 443,026,664 ordinary shares with a par value of $0.1 per share. The holders of the Company’s ordinary shares are entitled to receive dividends if declared by the Board. No dividends have been declared since the inception of the Company.
As of December 31, 2022 and 2021, the Company had 38,617,056 and 38,352,056 shares of ordinary shares issued and outstanding, respectively.
NOTE 11 – SHARE-BASED COMPENSATION
APRINOIA Therapeutics Inc. Equity Incentive Plans
The APRINOIA Therapeutics Inc. Equity Incentive Plans (the “Incentive Plan”) are administered by the Company's Board. The plans are intended to promote the long-term interests of the Company and its shareholders by strengthening the Company’s ability to attract, motivate and retain employees of the Company and its subsidiaries. The plans enable the Company to grant incentive share options or non-qualified share options to employees, consultants and advisors of the Company and its subsidiaries at the discretion of the Board.
Plan #1
Effective June 19, 2018, the Company adopted an equity-based compensation plan, the APRINOIA Therapeutics Inc. Equity Incentive Plan #1 (the “Plan #1”). The Company has reserved up to 5,122,556 ordinary shares for issuance pursuant to the Plan #1. Shares that are lapsed, expired, terminated, or canceled without having been fully exercised will be available for future awards. As of December 31, 2022, there were no shares available for future grants under the Plan #1.
Plan #2
Effective September 3, 2019, the Company adopted an equity-based compensation plan, the APRINOIA Therapeutics Inc. Equity Incentive Plan #2 (the “Plan #2”). The Company has reserved up to 6,580,617 ordinary shares for issuance pursuant to the Plan #2. Shares that are lapsed, expired, terminated, or canceled without having been fully exercised will be available for future awards. As of December 31, 2022, there were no shares available for future grants under the Plan #2.
Plan #3
Effective November 9, 2021, the Company adopted an equity-based compensation plan, the APRINOIA Therapeutics Inc. Equity Incentive Plan #3 (the “Plan #3”). The Company has reserved up to 1,350,000 ordinary shares for issuance pursuant to the Plan #3. Shares that are lapsed, expired, terminated, or canceled without having been fully exercised will be available for future awards. As of December 31, 2022, there were no shares available for future grants under the Plan #3.
Plan #4
Effective July 25, 2022, the Company adopted an equity-based compensation plan, the APRINOIA Therapeutics Inc. Equity Incentive Plan #4 (the “Plan #4”). The Company has reserved up to 9,488,419 ordinary shares for issuance pursuant to the Plan #4. Shares that are lapsed, expired, terminated, or canceled without having been fully exercised will be available for future awards. As of December 31, 2022, there were 2,484,419 shares available for future grants under the Plan #4.

APRINOIA Therapeutics, Inc
Notes to Consolidated Financial Statements
(All amounts in thousands of US$, except for share and per share data)
Share Options
The share options outstanding noted below consist of service-based options to purchase the Company’s ordinary shares, which vest up to a two-year service period and have a five-year contractual term. These awards are subject to the risk of forfeiture until vested by virtue of continued employment or service to the Company.
The following table presents the summary of share option activities during the years ended December 31, 2022 and 2021:
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2020	11,753,673	$0.13	3.53	$3,115
Granted	1,350,000	0.16	—	—
Exercised	(5,902,556)	0.11	—	—
Outstanding as of December 31, 2021	7,201,117	$0.15	3.19	$2,757
Granted	7,151,608	0.16	—	—
Exercised	(265,000)	0.15	—	—
Outstanding as of December 31, 2022	14,087,725	$0.15	3.43	$3,939
Options exercisable as of December 31, 2022	11,889,225	$0.15	1.19	$3,333
The weighted-average grant-date fair value of options granted during the years ended December 31, 2022 and 2021 was $0.29 and $0.41, respectively. The total intrinsic value of options exercised during the years ended December 31, 2022 and 2021, was $76 and $2,464, respectively.
The Company estimates the fair value of share options using the binomial option pricing model on the date of grant. During the years ended December 31, 2022 and 2021, the assumptions used in the binomial option pricing model were as follows:
	Year Ended December 31,
	2022	2021
Exercise period	5 years	5 years
Volatility	75.85%	72.16%
Risk-free interest rate	2.91%	1.13%
Expected dividend yield	0.00%	0.00%
For the years ended December 31, 2022 and 2021, the Company recorded share-based compensation expense of $1,911 and $914, respectively and included in the Company’s consolidated statements of operations and comprehensive loss as follows:
	Year Ended December 31,
	2022	2021
General and administrative	$1,143	$687
Research and development	768	227
Total share-based compensation expense	$1,911	$914
As of December 31, 2022, total unrecognized compensation cost related to the unvested share-based awards was $755, which is expected to be recognized over a weighted average period of 0.98 years.

APRINOIA Therapeutics, Inc
Notes to Consolidated Financial Statements
(All amounts in thousands of US$, except for share and per share data)
NOTE 12 – BASIC AND DILUTED NET LOSS PER SHARE
The following table sets forth the computation of basic and diluted net loss per share attributable to the Company’s ordinary shareholders:
	Year Ended December 31,
	2022	2021
Numerator:
Net loss	$(28,231)	$(23,261)
Net loss attributable to ordinary shareholders	$(28,231)	$(23,261)

Denominator:
Weighted-average shares outstanding used in calculating net loss per share – basic and diluted	38,482,015	33,561,324
Net loss per share attributable to ordinary shareholders – basic and diluted	$(0.73)	$(0.69)
The Company’s potentially dilutive securities, which include share options, redeemable convertible preferred shares, and convertible notes, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to holders of ordinary shares is the same. The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been antidilutive:
	Year Ended December 31,
	2022	2021
Redeemable convertible preferred shares (as converted to ordinary shares)	53,622,601	47,926,399
Outstanding options to purchase ordinary shares	14,087,725	7,201,117
Total	67,710,326	55,127,516
Additionally, in 2022, the Company issued the 2022 Convertible Notes that were contingently convertible into shares of the Company’s ordinary shares upon the occurrence of certain specified future events (see Note 6). The Company’s contingently convertible notes did not meet the condition to be converted to the Company’s ordinary shares as of December 31, 2022 and therefore were not included in the computation of dilutive net loss per share for the year ended December 31, 2022. However, had the contingency been satisfied as of December 31, 2022, these notes would have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share.
NOTE 13 – RETIREMENT PLAN
The Company sponsors a 401k and profit-sharing plan, in which all eligible APRINOIA USA employees may participate after completing three months of employment. The Company is required to make contribution to their employees under a government-mandated defined contribution pension scheme for its eligible employees in Hong Kong, according to which the Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. In addition, the Company is required to make pension contributions in accordance with the regulations established by the Ministry of Human Resources and Social Security of the PRC for its eligible employees in China. The Company is required to contribute a specified percentage of participants’ relevant income, within a defined minimum and maximum payment base.
During the years ended December 31, 2022 and 2021, the Company made $315 and immaterial contributions, respectively, under the aforementioned retirement plans.

APRINOIA Therapeutics, Inc
Notes to Consolidated Financial Statements
(All amounts in thousands of US$, except for share and per share data)
NOTE 14 – RELATED-PARTY TRANSACTIONS
Transactions with Dr. Ming-Kuei Jang
Loan Agreements with Dr. Ming-Kuei Jang – Related party payable
The Company entered into three loan agreements with Dr. Ming-Kuei Jang, the founder and the CEO of the Company, in 2022. These loans bear an interest rate of 5% and are matured in October and November 2023 respectively. As of December 31, 2022, the Company had an aggregate loan balance of $899 and an interest payable of $5 within related party payable on the accompanying consolidated balance sheet. For the year ended December 31, 2022, the Company incurred interest expense of $5 related to these loan balances on the consolidated statements of operations and comprehensive loss.
Bank Loans Guaranteed by Dr. Ming-Kuei Jang
As of December 31, 2022 and 2021, the 2022 June Bank Loans of $725 and the 2021 Bank Loan of $785 were guaranteed by Dr. Ming-Kuei Jang, with interest carried at a LPR plus 0.1% and 0.05%, respectively. These loans are repayable within one year from their respective issuance dates and included as short-term borrowings on the accompanying consolidated balance sheets (see Note 7).
Convertible Note Agreements with DongCheng International (HongKong) Limited
In December 2022, the Company entered into multiple unsecured convertible notes with several investors, inclusive of a related party, DongCheng International (HongKong) Limited, a wholly-owned subsidiary of Dongcheng Pharma who owns more than 5% of the Company’s outstanding ordinary shares as of December 31, 2022 and 2021. The aggregate sum of the related party convertible note issued in 2022 was $1,000, with terms substantially the same as those issued to other investors, including the terms related to the automatic conversion upon certain specific events. The 2022 Convertible Notes are due and payable at the Maturity Date and bear interest on their principal amounts at the rate of 5% per annum. This transaction is further described in Note 6. As of December 31, 2022, the carrying value of the related party convertible note, net of the debt discount and issuance costs and the related accrued interest was $753. The fair value of the derivative liability associated with the embedded redemption features in connection with the related party convertible note was $173 on the issuance date of the note and at December 31, 2022 (see Note 8).
NOTE 15 – COMMITMENTS AND CONTINGENCIES
The Company maintains operating leases for various facilities. See Note 5, Leases, for further information.
Litigation – From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business and may be subject to third-party infringement claims.
In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company’s products when used for their intended purposes infringe the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim.
As of December 31, 2022 and 2021, the Company has not been subject to any pending litigation claims.
NOTE 16 – SUBSEQUENT EVENTS
For its consolidated financial statements as of December 31, 2022 and for the year then ended, the Company evaluated subsequent events through the date on which those financial statements were available to be issued. Other than the items noted below, there were no subsequent events identified for disclosure as of the date the financial statements were available to be issued.

APRINOIA Therapeutics, Inc
Notes to Consolidated Financial Statements
(All amounts in thousands of US$, except for share and per share data)
Business Combination Agreement
On January 17, 2023, the Company entered into a business combination agreement (the “Business Combination Agreement”) with Ross Acquisition Corp II, a publicly traded SPAC and an exempted company incorporated with limited liability under the laws of the Cayman Islands (“RAC”), APRINOIA Therapeutics Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“PubCo”), APRINOIA Therapeutics Merger Sub 1, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Merger Sub 1” and together with PubCo, the “Company Acquisition Entities”), APRINOIA Therapeutics Merger Sub 2, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands and a direct wholly-owned subsidiary of RAC (“Merger Sub 2”) and APRINOIA Therapeutics Merger Sub 3, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands and a direct wholly-owned subsidiary of RAC (“Merger Sub 3”, together with Merger Sub 1 and Merger Sub 2, the “Merger Subs”, and Merger Sub 2 and Merger Sub 3, collectively, the “SPAC Acquisition Entities”). Pursuant to the proposed terms in the Business Combination Agreement, RAC will merge with and into Merger Sub 1, with Merger Sub 1 being the surviving entity (the “Initial Merger”), Merger Sub 2 will merge with and into the Company, with the Company being the surviving entity (the “Second Merger”), and the Company will merge with and into Merger Sub 3, with Merger Sub 3 being the surviving entity. As a result of the Business Combination, RAC’s successor, Merger Sub 1 will continue to be a direct wholly-owned subsidiary of PubCo, Merger Sub 3 will be a direct wholly-owned subsidiary of Merger Sub 1 and an indirect wholly-owned subsidiary of PubCo, and Pubco will become a publicly traded company.
Subject to the terms of the Business Combination Agreement, at the effective time of the Business Combination (the “Effective Time”), each issued and outstanding share of the Company’s ordinary shares and preferred shares (on an as-converted basis) of the Company shall be converted into shares of newly issued PubCo ordinary share (the “PubCo Ordinary Share”) that is equal to the exchange ratio as defined in the Business Combination Agreement. On the date of the closing of the Business Combination and prior to the Second Merger, each of the Company’s convertible note will convert into ordinary shares of PubCo at a conversion price of $8.00 per share pursuant to the terms and conditions of the Business Combination Agreement.
The existing shareholders of the Company will be entitled to receive from PubCo, in aggregate, 28,000,000 PubCo Ordinary Shares with a value equal to $280,000. Prior to the closing of the Business Combination, the Company has entered into, and, as further discussed under “–Agreements with Dongcheng Pharma, a Related Party, and Its Subsidiary” below, a long-form licensing and commercialization agreement, and a long-form assignment and service agreement with Dongcheng Pharma and Yitai. If mutual closing conditions are not satisfied, the Company and RAC will not be obligated to complete the Business Combination.
Equity Commitment Letter
In connection with the execution of the aforementioned Business Combination Agreement, the Company, PubCo and R Investments, LLC (the “Forward Purchaser”) entered into an equity commitment letter (the “Equity Commitment Letter”) pursuant to which the Forward Purchaser agreed to subscribe for, directly through PubCo, that number of PubCo Ordinary Share at $10 per share equal to the difference between the actual value of the trust account of RAC, after giving effect to redemptions of RAC Class A Ordinary Shares and the maximum commitment of $12,500.
Advance Agreement
On March 31, 2023, the Company and RAC entered into an advance agreement (the “Advance Agreement”), pursuant to which, the Company agreed to advance up to an aggregate of $990 to RAC’s trust account from March 2023 through September 2023. The principal amount of the advance bears no interest. The obligation of the Company to make advances will terminate upon the earliest of i) the consummation of the Business Combination, ii) the determination by the board of directors of RAC, iii) the date of liquidation of RAC, iv) September 17, 2023, and v) the termination of the Business Combination.

APRINOIA Therapeutics, Inc
Notes to Consolidated Financial Statements
(All amounts in thousands of US$, except for share and per share data)
Issuance of Convertible Notes
The Company issued various convertible promissory notes in 2023 (“2023 Convertible Notes”) in an aggregate principal amount of $15,208. Net cash proceeds from the 2023 Convertible Notes were $4,458 from new investors, $7,500 from the Forward Purchaser and $3.3 million from related parties, including the Chief Executive Officer of the Company. The 2023 Convertible Notes are due and payable one year after issuance unless previously repaid or converted and bear interest on their principal amounts at the rate of 5% per annum. Upon specified conversion events similar to the terms of the convertible note purchase agreement (see Note 6), including a Qualified IPO, Qualified Financing, and Qualified Business Combination, the unpaid and accrued balances of the 2023 Convertible Notes and the associated interests will automatically convert into the Company’s ordinary shares at a conversion price at 80% of (i) the price per share at which the Company’s ordinary shares is sold in a Qualified IPO, (ii) the price per share for the Company’s equity securities sold in a Qualified Financing, or (iii) the implied share price in the event of a Qualified Business Combination.
Agreements with Dongcheng Pharma, a Related Party, and Its Subsidiary
License and Commercialization Agreement
On March 30, 2023, APRINOIA Japan entered into the Yitai License Agreement with Dongcheng Pharma and Yitai, pursuant to which APRINOIA Japan granted to Yitai exclusive rights to develop, manufacture, use, market, advertise, promote, launch, distribute, offer to sell, sell and sub-license the licensed product described in the agreement related to the field of Tau imaging tracer in mainland China. Upon execution of this agreement, Yitai will pay APRINOIA Japan an upfront payment of $8,000 within 30 days upon the receipt of an invoice from APRINOIA Japan, up to $2,000 upon the achievement of certain marketing milestone, and low double-digit percentage royalty payments based on net sales.
Assignment and Consulting Service Agreement
On March 30, 2023, the Company and APRINOIA Suzhou entered into the Yitai Assignment and Service Agreement with Dongcheng Pharma and Yitai, pursuant to which APRINOIA Suzhou transfers, delivers and assigns Yitai the right to use the materials relating to certain clinical study possessed by APRINOIA Suzhou (the “Materials”) as of the effective date of this agreement. Additionally, APRINOIA Suzhou shall provide consulting services to Yitai to support the development and regulatory activities for certain clinical study of the product with the aim to obtain marketing authorization of such product in the field of Tau imaging tracer in mainland China. Upon execution of this agreement, Yitai will pay APRINOIA Suzhou an upfront payment of RMB 13.5 million or approximately $1,961 as the consideration for the transfer and assignment of the Materials and an upfront consulting service fee of RMB 0.5 million or approximately $73 based on the exchange rate on the transaction date (at 6.8833 RMB to 1.00 U.S. dollar). If APRINOIA Suzhou fails to complete the transfer and assignment the Materials within one year after the execution of this agreement, APRINOIA Suzhou shall refund to Yitai the full transfer and assignment consideration with the corresponding interest which shall accrue from the relevant due date to the date of actual repayment at the rate of 4% per annum.

APRINOIA Therapeutics, Inc

Interim Condensed Consolidated Balance Sheets
(Amounts in thousands, except for share and per share amounts)
(Unaudited)
	June 30, 2023	December 31, 2022
Assets
Current assets:
Cash	$7,731	$1,221
Prepaid expenses and other current assets	1,162	590
Note receivable - related party	660	—
Total current assets	9,553	1,811
Property and equipment, net	1,957	2,153
Deferred offering costs	2,807	1,288
Operating lease right-of-use assets	115	154
Prepaid expenses, net of current portion and other long-term assets	44	237
Total assets	$14,476	$5,643
Liabilities, Redeemable Convertible Preferred Shares, and Shareholders' Deficit
Current liabilities:
Accounts payable	$7,318	$8,887
Accrued expenses and other current liabilities	4,940	2,466
Operating lease liabilities, current	102	124
Related party payable	—	904
Short-term borrowings	690	1,450
Convertible notes (including related parties convertible notes of $10,762 and $753 as of June 30, 2023 and December 31, 2022, respectively, net of debt discount and issuance costs)	14,788	1,093
Derivative liabilities (including related parties derivative liabilities of $1,685 and $173 as of June 30, 2023 and December 31, 2022, respectively)	2,679	251
Total current liabilities	30,517	15,175
Operating lease liabilities, net of current portion	15	42
Total liabilities	30,532	15,217
Commitments and Contingencies (Note 11)
Redeemable convertible preferred shares (Series B, Pre-C and C), $0.1 par value; 56,973,336 shares authorized; 53,622,601 shares issued and outstanding; redemption and liquidation value of $66,166 as of June 30, 2023 and December 31, 2022	65,876	65,876
Shareholders' deficit:
Ordinary shares, $0.1 par value, 443,026,664 shares authorized; 40,492,206 and 38,617,056 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	4,049	3,862
Additional paid-in capital	13,176	12,296
Accumulated deficit	(97,823)	(90,638)
Accumulated other comprehensive loss	(1,334)	(970)
Total shareholders' deficit	(81,392)	(75,450)
Total liabilities, redeemable convertible preferred shares, and shareholders' deficit	$14,476	$5,643
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

APRINOIA Therapeutics, Inc

Interim Condensed Consolidated Statements of Operations and Comprehensive Loss
(Amounts in thousands, except for share and per share amounts)
(Unaudited)
	Six Months Ended June 30,
	2023	2022
Revenue	$496	$295
Revenue – related party	8,538	—
Total revenue	9,034	295
Operating expenses
Research and development	11,067	11,289
General and administrative	4,704	2,849
Total operating expenses	15,771	14,138
Loss from operations	(6,737)	(13,843)
Other (expense) income
Interest expense, net	(1,444)	(13)
Change in fair value of derivative liabilities	498	—
Other income (expense), net	551	186
Total other income (expense), net	(395)	173
Loss before income taxes	(7,132)	(13,670)
Provision for income taxes	53	6
Net loss	(7,185)	(13,676)
Net loss attributable to ordinary shareholders	$(7,185)	$(13,676)
Net loss per share attributable to ordinary shareholders
Basic and diluted	$(0.18)	$(0.36)
Weighted-average shares outstanding
Basic and diluted	38,991,062	38,352,056
Comprehensive loss:
Net loss	$(7,185)	$(13,676)
Foreign currency translation adjustment, net of tax	(364)	(296)
Total comprehensive loss	$(7,549)	$(13,972)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

APRINOIA Therapeutics, Inc

Interim Condensed Consolidated Statements of Redeemable Convertible Preferred Shares and Shareholders’ Deficit
(Amounts in thousands, except for share amounts)
(Unaudited)
	Redeemable Convertible Preferred		Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2022	53,622,601	$65,876	38,617,056	$3,862	$12,296	$(90,638)	$(970)	$(75,450)
Share-based compensation expense	—	—	—	—	779	—	—	779
Share option exercised	—	—	1,875,150	187	101	—	—	288
Net loss	—	—	—	—	—	(7,185)	—	(7,185)
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	(364)	(364)
Balance as of June 30, 2023	53,622,601	$65,876	40,492,206	$4,049	$13,176	$(97,823)	$(1,334)	$(81,932)
	Redeemable Convertible Preferred		Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2021	47,926,399	$56,913	38,352,056	$3,835	$10,373	$(62,407)	$(489)	$(48,688)
Issuance of series C redeemable convertible preferred shares, net of issuance costs	5,696,202	8,963	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	163	—	—	163
Share option exercised	—	—	265,000	27	12	—	—	39
Net loss	—	—	—	—	—	(13,676)	—	(13,676)
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	(296)	(296)
Balance as of June 30, 2022	53,622,601	$65,876	38,617,056	$3,862	$10,548	$(76,083)	$(785)	$(62,458)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

APRINOIA Therapeutics, Inc

Interim Condensed Consolidated Statements of Cash flows
(Amounts in thousands)
(Unaudited)
	Six Months Ended June 30,
	2023	2022
Operating Activities:
Net loss	$(7,185)	$(13,676)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	220	96
Non-cash interest expense	1,429	—
Amortization of operating lease right-of-use assets	63	86
Share-based compensation expense	779	163
Change in fair value of derivative liability	(498)	—
Changes in operating assets and liabilities:
Accounts receivable	—	(49)
Prepaid expenses and other current assets	(555)	969
Accounts payable	(1,486)	3,180
Accrued expenses and other current liabilities	1,665	(1,009)
Operating lease obligations	(72)	(84)
Prepaid expenses, net of current portion and other long-term assets	189	516
Net cash used in operating activities	(5,451)	(9,808)
Investing Activities:
Purchase of property and equipment	(121)	(878)
Note Receivable - Related Party	(660)	—
Net cash used in investing activities	(781)	(878)
Financing Activities:
Proceeds from issuance of preferred shares, net of issuance costs	—	8,963
Proceeds from exercise of share options	288	39
Proceeds from issuance of convertible notes (including proceeds from a related party convertible note of $10,750 and $0 as of June 30, 2023 and 2022, respectively)	15,208	—
Proceeds from short-term borrowings	—	772
Proceeds from related party payable	280	—
Repayment of related party payable	(1,174)	—
Repayment of short-term borrowings	(722)	(772)
Deferred offering costs associated with the Business Combination	(593)	—
Net cash provided by financing activities	13,287	9,002
Effect of exchange rates on cash	(545)	(303)
Net increase (decrease) in cash	6,510	(1,987)
Cash at beginning of period	1,221	9,674
Cash at end of period	$7,731	$7,687
Supplemental disclosure of cash flow information:
Cash paid for loan interest	$38	$14
Cash paid for income tax	$22	$—
Supplemental cash flow information on non-cash investing and financing activities:
Right-of-use assets obtained in exchange of lease liabilities	$29	$—
Debt issuance cost associated with convertible notes included in accounts payable	$18	$—
Issuance of derivative instrument related to convertible notes	$2,925	$—
Deferred offering costs associated with the Business Combination in accrued expenses and other current liabilities	$926	$—
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

APRINOIA Therapeutics, Inc

Notes to the Interim Condensed Consolidated Financial Statements as of June 30, 2023
(All amounts in thousands of US$, except for share and per share data)
(Unaudited)
NOTE 1 – NATURE OF BUSINESS AND BASIS OF PRESENTATION
Nature of the Business – APRINOIA Therapeutics Inc. was incorporated and registered as an exempted company with limited liability under the Companies Act of the Cayman Islands on June 24, 2016 (together with its subsidiaries, the “Company”). The Company is a clinical-stage biotechnology company committed to protecting patients’ brain health and changing clinical outcomes for a broad range of neurodegenerative diseases through diagnostic tools and novel therapeutics.
The Company has three direct wholly-owned subsidiaries, which are APRINOIA Therapeutics in    Japan (“APRINOIA Japan”), APRINOIA Therapeutics Limited in Hong Kong (“APRINOIA HK”) and APRINOIA Therapeutics, LLC in the United States (“APRINOIA USA”). APRINOIA HK has a direct wholly-owned subsidiary, Suzhou APRINOIA Therapeutics Co, Ltd., in Suzhou (“APRINOIA Suzhou”). The Company had a subsidiary in Taiwan (APRINOIA Therapeutics Inc. (Taiwan) or “APRINOIA Taiwan”), which was inactive in late 2021 and dissolved on May 20, 2022.
Business Combination Agreement – On January 17, 2023, the Company entered into a business combination agreement (the “Business Combination Agreement”) with Ross Acquisition Corp II (“RAC”), a publicly traded special purpose acquisition company (“SPAC”) and an exempted company incorporated with limited liability under the laws of the Cayman Islands, APRINOIA Therapeutics Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“PubCo”), APRINOIA Therapeutics Merger Sub 1, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo, APRINOIA Therapeutics Merger Sub 2, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands and a direct wholly-owned subsidiary of RAC, and APRINOIA Therapeutics Merger Sub 3, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands and a direct wholly-owned subsidiary of RAC (collectively, the “Business Combination”). In connection with the Business Combination, the Company and RAC entered into an advance agreement (the “Advance Agreement”), pursuant to which, the Company agreed to advance up to an aggregate of $990 to RAC’s trust account from March 2023 through August 2023. The Company recorded the advance payments of $660 under the Advance Agreement as “Note Receivable – Related Party” on the condensed consolidated balance sheets as of June 30, 2023, and subsequent to June 30, 2023, the Company made additional advance payments of $330 to RAC (see Note 10 for further detail). On August 21, 2023, the Company and RAC terminated the Business Combination Agreement in a mutual decision. As a result of the termination, the Advance Agreement and the Business Combination Agreement are of no further force and effect, with the exception of the specified provisions in Section 11.02 of the Business Combination Agreement – Effect of Termination, which shall survive the termination of the Business Combination Agreement and remain in full force and effect in accordance with their respective terms. Subsequent to the termination of the Business Combination, the Company contemplates its initial public offering (“IPO”). Because the Business Combination has been terminated, the Company will expense approximately $2,700 in capitalized deferred offering costs related to the Business Combination and write off the aggregate advance payments made to RAC of $990 in the second half of 2023.
Basis of Presentation – The accompanying interim condensed consolidated financial statements are presented in United States (“U.S.”) dollars and have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”), which include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in the consolidation process.
Unaudited Interim Financial Information − The accompanying interim condensed consolidated balance sheet as of June 30, 2023, the interim condensed consolidated statements of operations and comprehensive loss, the interim condensed consolidated statements of redeemable convertible preferred shares and shareholders’ deficit and the interim condensed consolidated statements of cash flows for the six months ended June 30, 2023 and 2022 are unaudited. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021 and, in the opinion of management, reflect all adjustments, which include normal recurring adjustments, necessary for the fair statement of the Company’s interim condensed consolidated balance

APRINOIA Therapeutics, Inc

Notes to the Interim Condensed Consolidated Financial Statements as of June 30, 2023
(All amounts in thousands of US$, except for share and per share data)
(Unaudited)

sheet as of June 30, 2023, the interim condensed consolidated statements of operations and comprehensive loss, the interim condensed consolidated statements of redeemable convertible preferred shares and shareholders’ deficit and the interim condensed consolidated statements of cash flows for the six months ended June 30, 2023 and 2022. The financial data and other information disclosed in these notes related to the six months ended June 30, 2023 and 2022 are also unaudited. The results for the six-month periods ended June 30, 2023 are not necessarily indicative of results to be expected for the year ending December 31, 2023, any other interim periods, or any future year or period.
Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to instructions, rules and regulations prescribed by the U.S. Securities and Exchange Commission (“SEC”). The accompanying consolidated balance sheet as of December 31, 2022 has been derived from the Company’s audited financial statements for the year ended December 31, 2022. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto as of December 31, 2022 and for each of the two years in the period ended December 31, 2022.
Liquidity and Going Concern – The accompanying interim condensed consolidated financial statements have been prepared in accordance with FASB Accounting Standards Update (“ASU”) No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), which requires the Company to evaluate whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the interim condensed consolidated financial statements are issued. The Company has incurred significant losses and negative cash flows from operations since its inception and expects to continue to incur losses and negative cash flows for the foreseeable future as the Company advances the preclinical studies and clinical development of its research programs and product candidates. To date, none of the Company’s product candidates have been approved for sale and, therefore, the Company has not generated any revenue from product sales. The Company has historically financed its operations through the issuance of convertible notes, the sale of its ordinary shares and preferred shares and the payments received under certain license agreements and research and development arrangements. For the six months ended June 30, 2023 and 2022, the Company incurred net losses of $7,185 and $13,676, and net cash used in operating activities of $5,451 and $9,808, respectively. As of June 30, 2023, the Company had cash of $7,731 and accumulated deficit of $97,823.
As of June 30, 2023, the Company believes its current cash balances coupled with anticipated cash flow from operating and financing activities may not be sufficient to meet its working capital requirements for at least one year from the date of the issuance of the accompanying interim condensed consolidated financial statements. The Company has received net proceeds of $65,876 from the sale of the Company’s preferred shares through June 30, 2023. Additionally, the Company issued an aggregate principal amount of $16,658 in convertible notes through June 30, 2023 to various new and existing investors including related parties, which generated net cash proceeds of approximately $16,524. These convertible notes will be converted into the Company’s shares upon certain events/transactions, including an initial public offering, a merger or other business combination of the Company with a public SPAC or other material financing transactions in the future. During the six months ended June 30, 2023, the Company recognized $6,632 net upfront payment under the Yitai License Agreement (as defined below) and $1,906 payment under the Yitai Assignment and Service Agreement (as defined below) from Yantai Yitai Pharmaceutical Technology Co., Ltd. (“Yitai”), a wholly-owned subsidiary of our collaboration partner and related party, Yantai Dongcheng Biochemicals Co., Ltd (together with its subsidiaries, “Dongcheng Pharma”), pursuant to the license and commercialization agreement with Dongcheng and Yitai (the “Yitai License Agreement”) and assignment and consulting service agreement (the “Yitai Assignment and Service Agreement”, together with the Yitai License Agreement, “Yitai Agreements”). The accompanying interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
The Company expects that its research and development and general and administrative expenses will increase in connection with conducting additional clinical trials and preclinical studies for the current and future research programs and product candidates, contracting with contract research organizations (“CROs”) and contract

APRINOIA Therapeutics, Inc

Notes to the Interim Condensed Consolidated Financial Statements as of June 30, 2023
(All amounts in thousands of US$, except for share and per share data)
(Unaudited)

development and manufacturing organization (“CDMOs”) to support clinical trials and preclinical studies, expanding the intellectual property portfolio, and providing general and administrative support for the Company’s operations. As a result, the Company expects that it will need additional capital to fund its operations. The Company does not expect to generate any revenue from product sales unless and until the Company successfully completes development and obtains regulatory approval for one or more of our product candidates, which the Company expects will take several years. As a result, until such time, if ever, the Company can generate substantial product revenue, the Company expects to finance its cash needs through equity offerings, debt financings or other capital sources, including collaborations, licenses and other similar arrangements.
As a result of the above, there is substantial doubt regarding the Company’s ability to continue as a going concern within one year from the date of issuance of these interim condensed consolidated financial statements. The Company cannot give assurance that it can increase its cash balance or limit its cash consumption, complete a public offering or other alternative offerings, or obtain other capital sources, and thus maintain a sufficient cash balance for its planned operations. The Company will need to raise additional capital in the future and cannot assure that it will be able to do so on favorable terms, or at all. If the Company is unable to raise capital, the Company may reduce costs through delaying the development timelines of certain programs or termination of such programs.
The accompanying interim condensed consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the uncertainty related to its ability to continue as a going concern.
Risks and Uncertainties – The Company is subject to risks common to companies in the biopharmaceutical industry. The Company believes that changes in any of the following areas could have a material adverse effect on future financial position or results of operations: ability to obtain future financing; regulatory approval and market acceptance of product candidates; performance of third-party clinical research organizations and manufacturers upon which the Company relies; protection of the Company’s intellectual property; litigation or claims against the Company based on intellectual property, patent, product, regulatory or other factors; and the Company’s ability to attract and retain employees. Clinical assets currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts will require significant amounts of additional capital, adequate personnel, infrastructure, and extensive compliance and reporting capabilities. Even if the Company’s efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Besides the following, there have been no significant changes from the significant accounting policies disclosed in Note 2 of the “Summary of Significant Accounting Policies” included in the notes to consolidated financial statements as of and for the year ended December 31, 2022.
Use of estimates – The presentation of accompanying interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses, and the disclosure of contingent assets and liabilities at the date of the interim condensed consolidated financial statements and the reported amounts of expenses during the reporting period. Significant estimates and assumptions reflected in the accompanying interim condensed consolidated financial statements include revenue recognition, fair value of derivative liabilities, the inputs and model assumptions related to the valuation of the Company’s share options, and the fair value of the Company’s ordinary shares. Actual results could differ from those estimates. Estimates are periodically reviewed in light of changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known.
Revenue recognition – Under ASC 606 – Revenue Recognition (“ASC 606”), the Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the

APRINOIA Therapeutics, Inc

Notes to the Interim Condensed Consolidated Financial Statements as of June 30, 2023
(All amounts in thousands of US$, except for share and per share data)
(Unaudited)

entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.
At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses whether the promised goods or services promised within each contract are distinct and, therefore, represent a separate performance obligation. Goods and services that are determined not to be distinct are combined with other promised goods and services until a distinct bundle is identified. In determining whether goods or services are distinct, the Company evaluates certain criteria, including whether (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (capable of being distinct) and (ii) the good or service is separately identifiable from other goods or services in the contract (distinct in the context of the contract).
The Company then determines the transaction price, which is the amount of consideration it expects to be entitled from a customer in exchange for the promised goods or services for each performance obligation and recognizes the associated revenue as each performance obligation is satisfied. The Company’s estimate of the transaction price for each contract includes all variable consideration to which it expects to be entitled. Variable consideration includes payments in the form of royalties and milestone payments. If an arrangement includes milestone payments, the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. For arrangements with product licenses that include sales-based royalties or milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties or milestone payments relate, the Company recognizes royalty revenue and sales-based milestones at the later of (i) when the related sales occur, or (ii) when the performance obligation to which the royalty or milestone payment has been allocated has been satisfied. At the end of each reporting period, the Company re-evaluates the estimated variable consideration included in the transaction price and any related constraint and, as necessary, adjusts the estimate of the overall transaction price. Any adjustments will be recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment.
ASC 606 requires the Company to allocate the arrangement consideration on a relative standalone selling price basis for each performance obligation after determining the transaction price of the contract and identifying the performance obligations to which that amount should be allocated. The relative standalone selling price is defined in the revenue standard as the price at which an entity would sell a promised good or service separately to a customer. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation as each performance obligation is satisfied, either at a point in time or over time, and if over time, recognition is based on the use of an output or input method.
The Company currently generates revenue through its product licensing by providing its third-party and related party licensees with the right to access its product candidates and through providing its data and documentation for certain clinical research and studies. All of the Company’s revenues that are earned and received in mainland China are subject to a Chinese value-added tax (“VAT”) at applicable tax rates of gross proceeds. The Company reports applicable revenues net of the Chinese VAT for all the periods presented in the accompanying interim condensed consolidated statements of operations and comprehensive loss. An entity that is a VAT general taxpayer is allowed to offset qualified input VAT on purchases against its output VAT liabilities. The VAT payable is reflected in accrued expenses and other current liabilities while the VAT receivable is reflected in prepaid expenses and other current assets in the accompanying interim condensed consolidated balance sheets.

APRINOIA Therapeutics, Inc

Notes to the Interim Condensed Consolidated Financial Statements as of June 30, 2023
(All amounts in thousands of US$, except for share and per share data)
(Unaudited)

Licensing arrangements
The terms of the licensing arrangements include payment to the Company for a combination of one or more of the following: upfront license fees, development and regulatory milestone payments, and material fees. The Company uses its judgment to determine whether milestones or other variable consideration should be included in the transaction price.
Upfront license fees
The Company grants licensees a worldwide, non -exclusive, non-transferable, non-sublicensable license to manufacture and use its product candidates with support services for a development program for a defined period of time (generally two to six years). The “development program” refers to one or more scientific research or development studies owned, controlled, and sponsored by the licensees including, without limitation, the use of the Company’s product candidates in any clinical studies of the licensees’ products in the specified research field and territories pursuant to the terms of the licensing agreement. If the license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company will recognize revenue from upfront license fees allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. The license granted is considered a functional license under ASC 606 and is a single performance obligation. The Company recognizes revenue for the upfront license fees at a point in time.
Development and regulatory milestone payments
The Company grants licensees a non-exclusive, non-transferable, fully paid, royalty-free license, without right of sublicense, to use the Company’s background intellectual property solely to the extent required for the licensees to perform their obligations pursuant to the terms of the licensing agreement for a defined period of time (generally three years). At the inception of each arrangement that includes payments based on the achievement of certain development and regulatory events, the Company evaluates whether the milestones are considered probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the Company’s or the licensee’s control, such as regulatory approvals, are not considered probable of being achieved until regulatory approval is received. The licensees have no contractual right to take possession of the Company’s background intellectual property and the Company is the sole owner of inventions and intellectual property relating to the chemical matter generated during the course of the licensing agreement. The development and regulatory milestone payments contain multiple preclinical and clinical performance milestones, and each milestone represents a performance obligation that also drives the licensee payment schedule. At the end of each subsequent reporting period, the Company will re-evaluate the probability of achieving such development and regulatory milestones and any related constraint, and if necessary, adjust the Company’s estimate of the overall transaction price. Upon the completion of the licensing agreement, all results generated in the performance of the work plan during the term are jointly owned by both parties. Results refer to any information or data including, but not limited to, raw data, method, protocol, analysis, conclusions and reports, generated under the work plan. The license granted is considered a functional license under ASC 606. The Company recognizes revenue for development and regulatory milestone payments based on the related labor utilization over the achievement of the milestones pursuant to the terms of the licensing agreement.
Material fees
In connection with the licensing agreement, certain materials and supplies are also paid for by licensees on a transactional basis. The Company recognizes these revenues as the materials and supplies are delivered at a point in time.

APRINOIA Therapeutics, Inc

Notes to the Interim Condensed Consolidated Financial Statements as of June 30, 2023
(All amounts in thousands of US$, except for share and per share data)
(Unaudited)

Research and development arrangements
The research and development arrangements represent the promises to transfer the Company’s data and documentation for certain clinical research and studies to customers. The Company recognizes these revenues as the goods are delivered at a point in time.
The Company has entered into licensing agreements and research and development agreements in various regions. For the six months ended June 30, 2023, the Company generated approximately 79% and 21% of revenue from Japan and Asia ex-Japan, respectively. For six months ended June 30, 2022, the Company generated approximately 67% and 33% of revenue from Japan and Asia ex-Japan, respectively.
Deferred offering costs – Deferred offering costs consist of direct legal, accounting, filing and other fees and costs directly attributable to the Company's initiative of preparing for public readiness that is probable of successful completion, including the Business Combination that the Company entered into with RAC (see Note 1). After consummation of the initiative, these costs will be reclassified to additional paid-in capital to offset the proceeds received as a result of the transaction. Should a public readiness initiative be abandoned, terminated, or significantly delayed, the deferred offering costs are immediately written off to operating expenses in the accompanying interim condensed consolidated statements of operations and comprehensive loss in the period of determination. As of June 30, 2023 and December 31, 2022, the Company has accumulated deferred offering costs of $2,807 and $1,288, respectively. In connection with the termination of the Business Combination on August 21, 2023 (see Note 1), the Company will expense approximately $2,700 in deferred offering costs related to the Business Combination in the second half of 2023. The remaining deferred offering costs capitalized are related to the Company’s IPO efforts.
Income taxes – For the six months ended June 30, 2023 and 2022, the Company's effective tax rate was 0.7% and 0.0%, respectively. The change in the effective tax rate between June 30, 2023 and 2022 is primarily due to higher taxable profits in the United States. In the next twelve months, it is reasonably possible that the Company will achieve sufficient profits to be able to release some or all of its valuation allowance in the United States.
Recent accounting pronouncements standards – No other new accounting pronouncements issued or effective as of June 30, 2023 had, or are expected to have, a material impact on the Company’s condensed consolidated financial statements.
NOTE 3 – COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS
The components of the Company’s prepaid expenses and other current assets, and prepaid expenses, net of current portion and other long-term assets consist of the following:
	June 30, 2023	December 31, 2022
Prepayment	$807	$592
Other receivables	290	114
Deposit	109	121
Total	1,206	827
Less: current portion of prepaid expenses and other assets	(1,162)	(590)
Total prepaid expenses, net of current portion and other long-term assets	$44	$237
The components of the Company’s accrued expenses and other current liabilities consist of the following:
	June 30, 2023	December 31, 2022
Accrued expense and other payables	$3,889	$1,112
Payroll payable	866	1,053
Deferred revenue	16	213
Other current liabilities	169	88
Total accrued expenses and other current liabilities	$4,940	$2,466

APRINOIA Therapeutics, Inc

Notes to the Interim Condensed Consolidated Financial Statements as of June 30, 2023
(All amounts in thousands of US$, except for share and per share data)
(Unaudited)

NOTE 4 – LEASES
The Company has operating leases for corporate offices and operational facilities located in the U.S., Japan and Asia ex-Japan. The following table presents lease costs and cash paid for amounts included in the measurement of lease liabilities for operating leases for the six months ended June 30, 2023 and 2022.
Lease Cost	Six Months Ended June 30,
	2023	2022
Operating lease cost	$68	$70
Short-term lease cost	105	130
Variable lease cost	163	130
Total lease cost	$336	$330
Other Information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	$76	$66
Right-of-Use assets obtained in the exchange for new operating lease liabilities	$29	$—
The following table presents the weighted-average remaining lease terms and weighted-average discount rates for operating leases as of June 30, 2023 and December 31, 2022:
	June 30, 2023	December 31, 2022
Weighted-average remaining lease terms - operating leases	1.1 years	1.34 years
Weighted average discount rate - operating leases	6.68%	4.02%
The operating lease ROU assets and liabilities were $115 and $117, respectively, as of June 30, 2023, and $154 and $166, respectively, as of December 31, 2022. The lease costs are included in “Research and development” and “General and administrative” expenses within the accompanying interim condensed consolidated statements of operations and comprehensive loss.
Future undiscounted cash flows for the remainder of 2023 and the years through 2028 and thereafter and a reconciliation to the operating lease liabilities recognized on the accompanying interim condensed consolidated balance sheet as of June 30, 2023 are as follows:
Years Ending	Amount
2023	$61
2024	57
2025	5
2026	—
2027	—
2028 and thereafter	—
Total lease payments	123
Less: imputed interest	(6)
Total operating lease liabilities	$117

APRINOIA Therapeutics, Inc

Notes to the Interim Condensed Consolidated Financial Statements as of June 30, 2023
(All amounts in thousands of US$, except for share and per share data)
(Unaudited)

NOTE 5 – CONVERTIBLE NOTES AND DERIVATIVE LIABILITIES
As of June 30, 2023 and December 31, 2022, the carrying value of convertible notes and derivative liabilities are as follows:
	June 30, 2023	December 31, 2022
Principal	$16,658	$1,450
Accrued interest	311	2
Unamortized discount	(2,181)	(359)
Total carrying value of convertible notes	14,788	1,093
Derivative liabilities	2,679	251
Total convertible notes and derivative liabilities	$17,467	$1,344
In December 2022, several investors entered into a convertible note purchase agreement with the Company which provided for the issuance of convertible promissory notes up to $35,000. The convertible promissory notes bear a simple interest rate of 5% per annum and due and payable one year after the date of notes issuance (the “Maturity Date”), unless previously repaid or converted.
In December 2022, the Company issued three convertible promissory notes (the “2022 Convertible Notes”) in the aggregate principal amount of $450 to various new and existing investors and $1,000 to a related party. During January through June 2023, the Company issued five additional convertible promissory notes (the “2023 Convertible Notes”, together with the 2022 Convertible Notes, the “Convertible Notes”) in the aggregate principal amount of $4,458 to new investors and $10,750 to related parties, including the chief executive officer (“CEO”) of the Company and an affiliate of RAC (See Note 10). The Convertible Notes, plus all accrued and unpaid interest, can be repaid in cash or, upon mutual consent of the Company and the noteholders, in Company’s ordinary shares or a combination of both. Additionally, on or before the Maturity Date, the Convertible Notes and the associated interest will automatically convert into the Company’s ordinary shares upon the occurrence of the specified conversion events at their respective conversion prices, including an initial public offering (“Qualified IPO”), a sale, qualifying financing round (where the Company raises at least $15,000) of the Company’s preferred shares or ordinary shares to investors (“Qualified Financing”), or a consolidation, merger, or any transaction where more than half of the Company’s voting power is transferred (“Qualified Business Combination”). The conversion price would be (i) in the case of a Qualified IPO, 80% of the price per share at which the Company’s ordinary shares is sold in such event, (ii) in the case of a Qualified Financing, 80% of the price per share for the Company’s equity securities issued in such event, or (iii) in the case of a Qualified Business Combination, 80% of the implied share price of the Company’s ordinary shares in such event.
The Company concluded that all of the automatic redemption features in the event of a Qualified IPO, a Qualified Financing and a Qualified Business Combination met the definition of embedded derivatives that were required to be bifurcated and accounted for as a separate unit of accounting. The Company recorded the fair value of the derivative liabilities of $251 as a liability with the offset being recorded as a debt discount on the issuance dates of the 2022 Convertible Notes, of which, $173 was associated with the related party 2022 convertible note. The Company recorded the fair value of the derivative liabilities of $2,926 as a liability with the offset being recorded as a debt discount on the issuance dates of the 2023 Convertible Notes, of which, $1,988 was associated with the related parties convertible notes for 2023 (see Note 7). The resulting debt discount is presented as a reduction to the carrying value of the Convertible Notes and is being amortized to interest expense using the effective interest method over the terms of the Convertible Notes. The derivative liabilities are subsequently remeasured to fair value at each reporting date. Any change in the fair value of the derivative liabilities is recognized in the interim condensed consolidated statements of operations and comprehensive loss. For the six months ended June 30, 2023 and 2022, changes in the fair value of derivative liabilities of $498 and zero, respectively, were recorded within the interim condensed consolidated statements of operations and comprehensive loss.

APRINOIA Therapeutics, Inc

Notes to the Interim Condensed Consolidated Financial Statements as of June 30, 2023
(All amounts in thousands of US$, except for share and per share data)
(Unaudited)

As of June 30, 2023 and December 31, 2022, the carrying value of the Convertible Notes, net of the debt discount and issuance costs, and the related accrued interest was $14,788 and $1,093, of which, $10,762 and $753 was associated with the related parties convertible notes, respectively. The Company recorded interest expense of $1,429 and zero, including amortization of debt discount and issuance costs, in interest expense, net in the accompanying interim condensed consolidated statements of operations and comprehensive loss for the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023 and December 31, 2022, the unamortized debt discount and issuance costs on the Convertible Notes was $2,181 and $359, respectively.
NOTE 6 – SHORT-TERM BORROWINGS
The short-term borrowings consisted of the following:
	June 30, 2023	December 31, 2022
2022 June Bank Loan	$—	$725
2022 July Bank Loan	690	725
Total short-term borrowings from third parties	$690	$1,450
In June 2022, the Company entered into one short-term loan agreement with a financial institution in the principal amount of RMB 5.0 million (the “2022 June Bank Loan”), maturing in June 2023. The 2022 June Bank Loan bore interest at a LPR plus 0.1% and such interest is payable on a monthly basis. As of December 31, 2022, the outstanding balance of the 2022 June Bank Loan was $725. The 2022 June Bank Loan was guaranteed by Dr. Ming-Kuei Jang, the founder, chairman and CEO of the Company (see Note 10). In June 2023, the outstanding balance of the 2022 June Bank Loan was paid in full at maturity and was not replaced with a new loan.
In July 2022, the Company entered into one short-term loan agreement with a financial institution in the principal amount of RMB 5.0 million (the “2022 July Bank Loan”), maturing in July 2023. The 2022 July Bank Loan bears interest at a fixed rate of 4.35% and such interest is payable on a monthly basis. The 2022 July Bank Loan was guaranteed by Dr. Ming-Kuei Jang, the founder, chairman and CEO of the Company (see Note 10). As of June 30, 2023 and December 31, 2022, the outstanding balance of the 2022 July Bank Loan was $690 and $725, respectively. Subsequent to June 30, 2023, the outstanding balance of the 2022 July Bank Loan was paid in full at maturity and was not replaced with a new loan.
These bank loans are repayable within one year from their respective issuance dates and are recorded as short-term borrowings on the Company’s interim condensed consolidated balance sheets as of June 30, 2023 and December 31, 2022. For the six months ended June 30, 2023 and 2022, the interest expense associated with these bank loans was $30 and $14, respectively and included in interest expense, net in the accompanying interim condensed consolidated statements of operations and comprehensive loss.
NOTE 7 – FAIR VALUE MEASUREMENTS
The following table presents information about the Company’s financial liabilities that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation as of June 30, 2023 and December 31, 2022. As of June 30, 2023 and December 31, 2022, there were no financial assets and liabilities that were measured at fair value on a recurring basis under Levels 1 and 2.
	Level 3 Fair Value
	As of June 30, 2023	As of December 31, 2022
Liabilities:
Derivative liabilities	$2,679	$251
Total	$2,679	$251

APRINOIA Therapeutics, Inc

Notes to the Interim Condensed Consolidated Financial Statements as of June 30, 2023
(All amounts in thousands of US$, except for share and per share data)
(Unaudited)

Valuation of Derivative Liabilities – The derivative liabilities in the table above relate to the embedded redemption features in connection with the Convertible Notes discussed in Note 5. The fair value of the embedded redemption features at issuance of the Convertible Notes and as of June 30, 2023 and December 31, 2022 was estimated based on significant inputs not observable in the market, which represent Level 3 measurements within the fair value hierarchy. The Company used a scenario-based model (“SBM”) and a discounted cash flow method to incorporate estimates and assumptions concerning company prospects and market indications into a model to estimate the value of the derivative liability. An SBM considers a range of various potential scenario outcomes assumed to occur with associated probabilities. Cash flow outcomes are then discounted to present value to estimate fair value. The most significant estimates and assumptions used as inputs in the SBM valuation technique impacting the fair value of the embedded redemption features are the timing and probability of a successful financing or IPO, delayed offering or renegotiation, and dissolution scenario outcomes (see the table below). The Company calculated the payment due to the holders of the Convertible Notes with and without the embedded redemption feature and discounted to present value. The Company discounted the cash flows using discount rates ranging from 28.41 percent to 32.44 percent annualized at the issuance dates, based on an assessment of the Company's credit position and market yields of companies with similar credit risk at the date of valuation estimation. The fair value of the derivative liabilities was determined to be $251 and $2,926, including related parties’ derivative liabilities of $173 and $1,988, on the issuance dates for the 2022 Convertible Notes and the 2023 Convertible Notes, respectively. As of June 30, 2023 and December 31, 2022, the Company recorded derivative liabilities of $2,679 and $251 on the interim condensed consolidated balance sheets, respectively.
The significant unobservable inputs that are included in the valuation of the derivative liabilities as of June 30, 2023 and December 31, 2022, are as follows:
	June 30, 2023		December 31, 2022
Significant Unobservable Inputs	Input Range	Weighted Average	Input Range	Weighted Average
Discount Rate	28.41% - 32.44%	30.60%	26.69%	26.69%
Expected term (in years)	0.500 - 1.000	0.45	0.750 - 0.978	0.61
Probability Scenarios:
Successful Financing/IPO	85%		85%
Delayed Offering/Renegotiation	10%		10%
Dissolution	5%		5%
The following table provides a roll forward of the aggregate fair values of the Company’s financial instruments described above, for which fair value is determined using Level 3 inputs:
Derivative Liabilities
Balance as of December 31, 2022	$251
Initial fair value of instrument	2,926
Change in fair value	(498)
Foreign currency translation adjustments	—
Balance as of June 30, 2023	$2,679
NOTE 8 – SHARE-BASED COMPENSATION
APRINOIA Therapeutics Inc. Equity Incentive Plans
The APRINOIA Therapeutics Inc. Equity Incentive Plans (the “Incentive Plan”) are administered by the Company’s Board. The Company has four Incentive Plans, which include Plan #1, Plan #2, Plan #3 and Plan #4. The Incentive Plans are intended to promote the long-term interests of the Company and its shareholders by strengthening the Company’s ability to attract, motivate and retain employees of the Company and its subsidiaries. The Incentive

APRINOIA Therapeutics, Inc

Notes to the Interim Condensed Consolidated Financial Statements as of June 30, 2023
(All amounts in thousands of US$, except for share and per share data)
(Unaudited)

Plans enable the Company to grant incentive share options or non-qualified share options to employees, consultants and advisors of the Company and its subsidiaries at the discretion of the Board. As of June 30, 2023, there were no shares available for future grants under Plan #1, Plan #2, and Plan #3. The Company has reserved up to 9,488,419 ordinary shares for issuance pursuant to Plan #4. Shares that are lapsed, expired, terminated, or canceled without having been fully exercised will be available for future awards. As of June 30, 2023, there were 1,099,419 shares available for future grants under Plan #4.
Share Options
The share options outstanding noted below consist of service-based options to purchase the Company’s ordinary shares, which vest up to a two-year service period and have a five-year contractual term. These awards are subject to the risk of forfeiture until vested by virtue of continued employment or service to the Company.
The following table presents the summary of share option activities as of December 31, 2022 and June 30, 2023 and changes during the interim period:
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2022	14,087,725	$0.15	3.43	$3,939
Granted	1,385,000	0.16	—	—
Exercised	(1,875,150)	0.15	—	—
Cancelled or forfeited	(427,608)	0.12	—	—
Outstanding as of June 30, 2023	13,169,967	$0.16	3.11	$10,232
Options exercisable as of June 30, 2023	11,252,292	$0.15	2.92	$8,747
The weighted-average grant- date fair value of options granted for the six months ended June 30, 2023 was $0.80 and no share option was granted during the six months ended June 30, 2022. The total intrinsic value of options exercised for the six months ended June 30, 2023 and 2022 was $1,459 and $76, respectively.
The Company estimates the fair value of share options using the binomial option pricing model on the date of grant. For the six months ended June 30, 2023, the assumptions used in the binomial option pricing model were as follows:
Exercise period	5 years
Volatility	76.80% - 79.86%
Risk-free interest rate	3.50% - 3.58%
Expected dividend yield	0.00%
For the six months ended June 30, 2023 and 2022, the Company recorded share-based compensation expense of $779 and $163, respectively, and included in the Company’s condensed consolidated statements of operations and comprehensive loss as follows:
	Six Months Ended June 30,
	2023	2022
General and administrative	$360	$9
Research and development	419	154
Total share-based compensation expense	$779	$163

APRINOIA Therapeutics, Inc

Notes to the Interim Condensed Consolidated Financial Statements as of June 30, 2023
(All amounts in thousands of US$, except for share and per share data)
(Unaudited)

As of June 30, 2023, total unrecognized compensation cost related to the unvested share-based awards was $1,078, which is expected to be recognized over a weighted average period of 1.07 years.
NOTE 9 – BASIC AND DILUTED NET LOSS PER SHARE
The following table sets forth the computation of basic and diluted net loss per share attributable to the Company’s ordinary shareholders:
	Six Months Ended June 30,
	2023	2022
Numerator:
Net loss	$(7,185)	$(13,676)
Net loss attributable to ordinary shareholders	$(7,185)	$(13,676)

Denominator:
Weighted-average shares outstanding used in calculating net loss per share – basic and diluted	38,991,062	38,352,056
Net loss per share attributable to ordinary shareholders – basic and diluted	$(0.18)	$(0.36)
The Company’s potentially dilutive securities, which include share options, redeemable convertible preferred shares, and convertible notes, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to holders of ordinary shares is the same. The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been antidilutive:
	Six Months Ended June 30,
	2023	2022
Redeemable convertible preferred shares (as converted to ordinary shares)	53,622,601	53,622,601
Outstanding options to purchase ordinary shares	13,169,967	6,936,117
Total	66,792,568	60,558,718
Additionally, in December 2022 and January through June 2023, the Company issued the Convertible Notes that were contingently convertible into shares of the Company’s ordinary shares upon the occurrence of certain specified future events (see Note 5). The Company’s contingently convertible notes did not meet the condition to be converted to the Company’s ordinary shares as of the reporting periods and therefore were not included in the computation of dilutive net loss per share for the six months ended June 30, 2023 and 2022. However, had the contingency been satisfied as of the reporting periods, these notes would have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share.
NOTE 10 – RELATED-PARTY TRANSACTIONS
Transactions with Dr. Ming-Kuei Jang
Loan Agreements with Dr. Ming-Kuei Jang – Related party payable
The Company entered into three loan agreements with Dr. Ming- Kuei Jang, the founder, chairman and the CEO of the Company, in October and November 2022. These loans bear an interest rate of 5% and are matured in October and November 2023, respectively. Subsequent to June 30, 2023, the Board approved the extension of these loans through October and November 2024, respectively. As of December 31, 2022, the Company had an aggregate loan

APRINOIA Therapeutics, Inc

Notes to the Interim Condensed Consolidated Financial Statements as of June 30, 2023
(All amounts in thousands of US$, except for share and per share data)
(Unaudited)

balance of $899 and an interest payable of $5 within related party payable on the accompanying interim condensed consolidated balance sheets. During the first two quarters of 2023, Dr. Ming-Kuei Jang funded an additional $280 loan to the Company for operational support. During the first two quarters of 2023, the Company repaid the entire outstanding balance of the related party payable and associated interest.
For the six months ended June 30, 2023 and 2022, the Company incurred interest expense of $3 and zero, respectively, related to these loans on the interim condensed consolidated statements of operations and comprehensive loss.
Bank Loans Guaranteed by Dr. Ming-Kuei Jang
As of June 30, 2023 and December 31, 2022, the 2022 July Bank Loan of $690 and $725, respectively, was guaranteed by Dr. Ming-Kuei Jang, with interest at a fixed rate of 4.35%. As of December 31, 2022, the 2022 June Bank Loan of $725 was guaranteed by Dr. Ming-Kuei Jang, with interest carried at a LPR plus 0.1%. These loans were repayable within one year from its respective issuance date and included as a short-term borrowing on the accompanying interim condensed consolidated balance sheets (see Note 6). In June 2023, the outstanding balance of the 2022 June Bank Loan was paid in full at maturity and was not replaced with a new loan. Subsequent to June 30, 2023, the outstanding balance of the 2022 July Bank Loan was paid in full at maturity and was not replaced with a new loan.
Convertible Promissory Note Agreement with Various Related Parties
DongCheng International (HongKong) Limited
In December 2022, the Company entered into multiple unsecured convertible notes with several investors, inclusive of a related party, DongCheng International (HongKong) Limited, a wholly-owned subsidiary of the Company’s related party and collaboration partner, Dongcheng Pharma who owns more than 5% of the Company’s outstanding ordinary shares as of June 30, 2023 and December 31, 2022. The principal amount of this related party convertible note issued in 2022 was $1,000, with terms substantially the same as those issued to other investors, including the terms related to the automatic conversion upon certain specific events.
Daiwa Taiwan Japan BioVenture Investment Limited Partnership II
In January 2023, the Company entered into an unsecured convertible note with a related party, Daiwa Taiwan Japan BioVenture Investment Limited Partnership II who, together with Daiwa Taiwan Japan Biotech Fund, owns more than 5% of the Company’s outstanding ordinary shares as of June 30, 2023 and December 31, 2022. The principal amount of this related party convertible note issued in 2023 was $3,000, with terms substantially the same as those issued to other investors, including the terms related to the automatic conversion upon certain specific events.
R Investments, LLC
In January 2023, the Company entered into an unsecured convertible note with a related party, R Investments, LLC, who is an affiliate of RAC. The principal amount of this related party convertible note issued in 2023 was $7,500, with terms substantially the same as those issued to other investors, including the terms related to the automatic conversion upon certain specific events.
Dr. Ming-Kuei Jang
In February 2023, the Company entered into an unsecured convertible promissory note with Dr. Ming-Kuei Jang, the founder, chairman and the CEO of the Company. The principal amount of this related party convertible note issued in 2023 was $250, with terms substantially the same as those issued to other investors, including the terms related to the automatic conversion upon certain specific events.

APRINOIA Therapeutics, Inc

Notes to the Interim Condensed Consolidated Financial Statements as of June 30, 2023
(All amounts in thousands of US$, except for share and per share data)
(Unaudited)

The Convertible Notes are due and payable at the Maturity Date and bear interest on their principal amounts at the rate of 5% per annum. These transactions are further described in Note 5. As of June 30, 2023 and December 31, 2022, the carrying value of the related parties convertible notes, net of the debt discount and issuance costs and the related accrued interest was $10,762 and $753, respectively. The fair value of the derivative liabilities associated with the embedded redemption features in connection with the related parties convertible notes was $1,685 and $173 at June 30, 2023 and December 31, 2022, respectively (see Note 7).
Note Receivable – Related Party
On March 31, 2023, the Company and RAC entered into an advance agreement, pursuant to which, the Company agreed to advance up to an aggregate of $990 to RAC’s trust account from March 2023 through August 2023. The principal amount of the advance bore no interest. In connection with the termination of the Business Combination, the Advance Agreement is of no further force and effect. As of June 30, 2023, advance payments of $660 were made under the Advance Agreement and recorded as “Note Receivable – Related Party” on the accompanying interim condensed consolidated balance sheets. Subsequent to June 30, 2023 and prior to the termination of the Business Combination, the Company made additional advance payments of $330. The Company agreed to forgive the aggregate advance of $990 upon the termination of the Business Combination and will expense the advance payment in the second half of 2023.
Agreements with Dongcheng Pharma, a Related Party, and Its Subsidiary
License and Commercialization Agreement
On March 30, 2023, APRINOIA Japan entered into a license agreement with Dongcheng Pharma and Yitai, pursuant to which APRINOIA Japan granted to Yitai exclusive rights to develop, manufacture, use, market, advertise, promote, launch, distribute, offer to sell, sell and sub -license the licensed product described in the agreement related to the field of Tau imaging tracer in mainland China. Upon execution of this agreement, Yitai paid APRINOIA Japan an upfront payment of $6,632, net of the Chinese VAT of $1,368 upon the receipt of an invoice from APRINOIA Japan and will pay up to $2,000 upon the achievement of certain marketing milestone, and low double-digit percentage royalty payments based on net sales. For the six months ended June 30, 2023, the Company recognized the $6,632 upfront payment as the upfront license fee which was included in “Revenue” within the accompanying interim condensed consolidated statements of operations and comprehensive loss. As of June 30, 2023, no marketing milestone has been reached.
Assignment and Consulting Service Agreement
On March 30, 2023, the Company and APRINOIA Suzhou entered into a service agreement with Dongcheng Pharma and Yitai, pursuant to which APRINOIA Suzhou transfers, delivers and assigns Yitai the right to use the materials relating to certain clinical study possessed by APRINOIA Suzhou (the “Materials”) as of the effective date of this agreement. Additionally, APRINOIA Suzhou shall provide limited consulting services to Yitai to support the transition of development and regulatory activities for certain clinical study of the product with the aim to obtain marketing authorization of such product in the field of Tau imaging tracer in mainland China. Upon execution of this agreement, Yitai paid APRINOIA Suzhou a gross upfront payment of RMB 13.5 million as the consideration for the transfer and assignment of the Materials and a gross upfront consulting service fee of RMB 0.5 million. The promises of the assignment of the Materials and the consulting support service were treated as a single, combined performance obligation because the promise of providing consulting support service was not distinct from the assignment of the Materials and did not provide a benefit to Yitai without the assignment of the Materials. The assignment of the Materials was determined to be the predominant promise and the Company recognized the revenue at the point in time when the control of the Materials was transferred. For the six months ended June 30, 2023, the Company recognized the aggregate payment of RMB 13.2 million or $1,906, net of the Chinese VAT of RMB 0.8 million or $114 in “Revenue” within the accompanying interim condensed consolidated statements of operations and comprehensive loss.

APRINOIA Therapeutics, Inc

Notes to the Interim Condensed Consolidated Financial Statements as of June 30, 2023
(All amounts in thousands of US$, except for share and per share data)
(Unaudited)

NOTE 11 – COMMITMENTS AND CONTINGENCIES
The Company maintains operating leases for various facilities. See Note 4, Leases, for further information.
Litigation – From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business and may be subject to third-party infringement claims.
In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company’s products when used for their intended purposes infringe the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim.
As of June 30, 2023 and December 31, 2022, the Company has not been subject to any pending litigation claims.
NOTE 12 – SUBSEQUENT EVENTS
For its interim condensed consolidated financial statements as of June 30, 2023 and for the period then ended, the Company evaluated subsequent events through the date on which those financial statements were available to be issued. Other than the items noted below, there were no subsequent events identified for disclosure as of the date the financial statements were available to be issued.
Appointment of New CEO
Effective July 14, 2023, Dr. Mark S. Shearman was appointed as CEO of the Company. Dr. Shearman, who holds a Ph.D. in neuroscience, has extensive experience in pharmaceutical research, drug development and strategic partnerships. Dr. Shearman succeeds the previous CEO of the Company, Dr. Ming-Kuei Jang, who assumed the role of president of the Company’s Asia operations and remained in his position as chairman of the Board. On September 28, 2023, the Board appointed Dr. Shearman to replace Ms. Yen Tzu-Chen on the Board, effective October 10, 2023.
Loan Agreement with the Chief Financial Officer of the Company
On October 4, 2023, the Company entered into a $200 loan agreement with the Chief Financial Officer (CFO) of the Company. The loan bears an annual interest rate of 7%. The Company repaid all principal and interest due per the loan agreement in January 2024.
Changes to Board of Directors
Effective November 15, 2023, Hiroki Narita resigned from the Board of Directors of the Company. On November 17, 2023, the Board appointed Roger Pomerantz to replace Mr. Narita on the Board, effective November 30, 2023. Effective December 9, 2023, Paul Tempest resigned from the Board of Directors of the Company.
Transfer of Intellectual Property
On December 25, 2023, the Board of Directors approved the transfer of all intellectual properties of APRINOIA Therapeutics Limited, a subsidiary of the Company registered in Hong Kong, to a new subsidiary registered in Ireland. The new subsidiary will be registered under the name of APRINOIA Therapeutics Limited and is wholly owned by the Company.

APRINOIA Therapeutics, Inc

Notes to the Interim Condensed Consolidated Financial Statements as of June 30, 2023
(All amounts in thousands of US$, except for share and per share data)
(Unaudited)

Issuance and Renewal of Convertible Promissory Notes
On November 10 and 20, 2023, the Company issued two convertible promissory notes to new investors for aggregate consideration of $500. Each note bears a simple interest rate of 5% per annum and is due one year after the date of note issuance. On December 12 and 18, 2023, the Company renewed two convertible promissory notes, with an aggregate principal amount of $1,400, with its respective investor. Each renewed note bears a simple interest of 8% per annum from the date of renewal, and is due one year after the renewal date of such note. On December 21, 2023, a convertible note that was issued to one of our officers for consideration of $50 matured. On January 24, 2024 the Company fully repaid the note in the amount of approximately $53, including interest. On January 9, 2024, the Company issued convertible promissory notes to two new investors for an aggregate consideration of $4,000. Each note bears a simple interest rate of 8% per annum and is due one year after the date of note issuance. On January 12, 2024, the Company renewed a convertible promissory note with a principal amount of $3,000. The renewed note bears a simple interest of 8% per annum from the date of renewal and is due one year after the renewal date.
On January 12, 2024, a convertible note that was issued for consideration of $7,500 matured. The terms of the note are currently being renegotiated and on January 12, 2024, the Company executed an agreement with the investor to extend the maturity date to February 15, 2024. The Company agreed to increase the interest rate to the equivalent of 12.5% per annum and all other terms of the note remain unchanged.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.	Indemnification of Directors and Officers
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.
The memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.
We intend to enter into indemnification agreements with each of our directors and executive officers prior to completion of this offering, the form of which is filed as Exhibit 10.5 to this registration statement. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.
The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide indemnification for us and our officers and directors for certain liabilities.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 7.	Recent Sales of Unregistered Securities.
During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.
Ordinary Shares
On March 5, 2021, we issued a total of 856,750 ordinary shares to certain of our employees for an aggregate consideration of $93,473 in connection with their exercise of options.
On January 6, 2022, we issued a total of 5,045,806 ordinary shares to certain of our officers, employees and consultants for an aggregate consideration of $581,875 in connection with their exercise of options.
On July 5, 2022, we issued a total of 265,000 ordinary shares to certain employees for an aggregate consideration of $38,820 in connection with their exercise of options.
On July 5, 2023, we issued a total of 1,875,150 ordinary shares to certain employees for an aggregate consideration of $288,971 in connection with their exercise of options.
Preferred Shares
On March 24, 2021, we issued a total of 2,253,730 Series C Preferred Shares to existing shareholders and a new investor for an aggregate consideration of approximately $3.0 million.

On June 8, 2021, we issued 13,487,219 Series C Preferred Shares to an existing shareholder for an aggregate consideration of approximately $18.1 million.
On October 14, 2021, we issued a total of 6,329,114 Series C Preferred Shares to new investors for an aggregate consideration of approximately $10.0 million.
On April 13, 2022, we issued a total of 5,696,202 Series C Preferred Shares to new investors for an aggregate consideration of approximately $9.0 million.
Options
During the past three years, we granted to certain directors, officers, employees and consultants on various dates options to purchase an aggregate of 11,331,027 ordinary shares for their past and future services to us.
Convertible Promissory Notes
On December 20 and 21, 2022, we issued convertible promissory notes to investors and one of our officers for an aggregate consideration of $1,450,000. Each note bears a simple interest of 5% per annum and is due one year after the date of note issuance.
On January 12, 2023, we issued convertible promissory notes to investors for an aggregate consideration of $10,500,000. Each note bears a simple interest of 5% per annum and is due one year after the date of note issuance.
On February 7, 2023, we issued a convertible promissory note to one of our directors for consideration of $250,000, which bears a simple interest rate of 5% per annum and is due one year after the date of note issuance.
On May 23, 2023, we issued convertible promissory notes to a new investor for an aggregate consideration of $4,357,900. Each note bears a simple interest of 5% per annum and is due one year after the date of note issuance.
On June 30, 2023, we issued a convertible promissory note to a new investor for consideration of $100,000, which bears a simple interest rate of 5% per annum accruing from February 17, 2023 and is due one year thereafter.
On November 10, 2023, we issued a convertible promissory note to a new investor for consideration of $100,000, which bears a simple interest rate of 5% per annum and is due one year after the date of note issuance.
On November 20, 2023, we issued a convertible promissory note to a new investor for consideration of $400,000, which bears a simple interest rate of 5% per annum and is due one year after the date of note issuance.
On December 12 and 18, 2023, we renewed two convertible promissory notes, with an aggregate principal amount of $1,400,000, with its respective investor. Each renewed note bears a simple interest of 5% from the date of the original issuance and an increased simple interest of 8% per annum from the date of renewal, and is due one year after the renewal date of such note.
On December 21, 2023, a convertible note that was issued to one of our officers for consideration of $50,000 matured.
On January 9, 2024, we issued convertible promissory notes to two new investors for an aggregate consideration of $4,000,000. Each note bears a simple interest rate of 8% per annum and is due one year after the date of note issuance.
On January 12, 2024, we renewed a convertible promissory note with a principal amount of $3,000,000. The renewed note bears a simple interest of 5% from the date of the original issuance and an increased simple interest of 8% per annum from the date of renewal and is due one year after the renewal date.
On January 12, 2024, a convertible note with principal amount of $7,500,000 matured and we executed an agreement with the investor to extend the maturity date to February 15, 2024 for the purpose of renegotiating the terms of the note. We agreed to increase the interest rate to the equivalent of 12.5% per annum for the extended period and all other terms of the note remain unchanged.
On or before the maturity date of our convertible promissory notes, the convertible promissory notes (except for three of the convertible notes) and the associated interest will automatically convert into the Company’s ordinary shares upon the occurrence of the specified conversion events at their respective conversion prices, including an initial public offering (“Qualified IPO”), a sale, qualifying financing round (where the company raises at least $15,000,000) of the Company’s preferred shares or ordinary shares to investors (“Qualified Financing”), or a consolidation, merger, or any transaction where more than half of the Company’s voting power is transferred (“Qualified Business Combination”). The conversion price would be (i) in the case of a Qualified IPO, 80% of the price per share at which the Company’s ordinary shares is sold in such event, (ii) in the case of a Qualified Financing, 80% of the price per share for the Company’s equity securities issued in such event, or (iii) in the case of a Qualified Business Combination, 80% of the implied share price of the Company’s ordinary shares in such event. Three of the convertible promissory notes and the associated interest may convert into the Company's ordinary shares upon occurrence of the Qualified IPO, Qualified Financing or Qualified Business Combination at the same conversion price at the election of the respective investors.
Item 8.	Exhibits and Financial Statement Schedules.
(a) Exhibits
See the Exhibit Index.
The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.
We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.
(b) Financial Statement Schedules
Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.
(c) Calculation of Filing Fee Tables
The Filing Fee Tables are filed as Exhibit 107 to this registration statement.
Item 9.	Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:
(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX
Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1	Memorandum and Articles of Association of the Registrant
3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant (to be effective immediately prior to the completion of this offering)
4.1*	Registrant’s Specimen Certificate for ordinary shares
4.2	Shareholders’ Agreement, dated as of September 24, 2021, among the Registrant, the holders of the Registrant’s ordinary and preferred shares and certain parties thereto
4.3	Addendum to Shareholders’ Agreement, dated November 16, 2021, among the Registrant, the holders of the Registrant’s ordinary and preferred shares and certain parties thereto
5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered
8.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
10.1	2018 Equity Incentive Plan
10.2	2019 Equity Incentive Plan #2
10.3	2021 Equity Incentive Plan #3
10.4	2022 Equity Incentive Plan #4
10.5*	Form of Indemnification Agreement between the Registrant and a director of Registrant
10.6*	Form of Employment Agreement between the Registrant and an executive officer of Registrant
10.7†	Exclusive License Agreement dated October 20, 2016 among National Institutes for Quantum and Radiological Science and Technology and APRINOIA Therapeutics Inc. (a corporation of Taiwan)
10.8†
Amendment Agreement of Exclusive License Agreement dated January 11, 2018 among National Institutes for Quantum and Radiological Science and Technology, APRINOIA Therapeutics Inc. (a corporation of Taiwan) and APRINOIA Therapeutics Inc. (a corporation of Cayman Islands)

10.9†
Amendment Number Two Agreement of Exclusive License Agreement dated May 27, 2019 among National Institutes for Quantum and Radiological Science and Technology, APRINOIA Therapeutics Inc. (a corporation of Taiwan) and APRINOIA Therapeutics Inc. (a corporation of Cayman Islands)

10.10†
Amendment Number Three Agreement of Exclusive License Agreement dated March 16, 2021 among National Institutes for Quantum and Radiological Science and Technology, APRINOIA Therapeutics Inc. (a corporation of Taiwan), APRINOIA Therapeutics Inc. (a corporation of Japan) and Suzhou APRINOIA Therapeutics Co., Ltd.

10.11†
Amendment Number Four Agreement of Exclusive License Agreement dated November 21, 2022 among National Institutes for Quantum and Radiological Science and Technology, APRINOIA Therapeutics Inc. (a corporation of Japan) and Suzhou APRINOIA Therapeutics Co., Ltd.

10.12†
License and Commercialization Agreement dated March 30, 2023 among APRINOIA Therapeutics Inc. (a corporation of Japan), APRINOIA Therapeutics Inc. (a corporation of the Cayman Islands), Yantai Yitai Pharmaceutical Technology Co., Ltd. and Yantai Dongcheng Pharmaceutical Group Co., Ltd.

10.13†
Assignment and Consulting Service Agreement dated March 30, 2023 among Suzhou Aprinoia Therapeutics Co., Ltd., APRINOIA Therapeutics Inc. (a corporation of the Cayman Islands), Yantai Yitai Pharmaceutical Technology Co., Ltd. and Yantai Dongcheng Pharmaceutical Group Co., Ltd.

14.1*	Code of Business Conduct and Ethics of the Registrant
21.1	Principal subsidiaries of the Registrant
23.1	Consent of MaloneBailey, LLP
23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature page)
107	Filing Fee Table
*	To be filed by amendment.
**	Previously filed.
†
Schedules and/or certain portions of the exhibits omitted pursuant to Item 601(b)(10) of Regulation S-K. The registrant agrees to furnish supplementally a copy of such schedules, or any section thereof, to the SEC upon request.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cambridge, Massachusetts, on January 25, 2024.
APRINOIA Therapeutics Inc.

By:	/s/ Mark S. Shearman
Name: Mark S. Shearman
Title: Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark S. Shearman and Brian Achenbach and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Ming-Kuei Jang	Founder and Chairman of the Board	January 25, 2024
Ming-Kuei Jang

/s/ Mark S. Shearman	Chief Executive Officer and Director (principal executive officer)	January 25, 2024
Mark S. Shearman

/s/ Brian Achenbach	Chief Financial Officer (principal financial and accounting officer)	January 25, 2024
Brian Achenbach

/s/ Kuk-Hyun Kyung	Director	January 25, 2024
Kuk-Hyun Kyung

/s/ Michael Xin Hui	Director	January 25, 2024
Michael Xin Hui

/s/ Zhigang Luo	Director	January 25, 2024
Zhigang Luo

/s/ Roger James Pomerantz	Director	January 25, 2024
Roger James Pomerantz